COMMERZBANK




Achieving more together

Annual Report 2009

Structure of Commerzbank Group

Board of Managing Directors

Segments



Private Customers
Mittelstandsbank
Central & Eastern Europe
Corporates & Markets
Asset Based Finance
Portfolio Restructuring Unit

Operating units



Retail Banking
Wealth Management
Direct Banking
Credit
Small and Medium Enterprises
Large Corporates
Corporate Banking
Corporates International
Financial Institutions
BRE Bank
Central Europe
Eastern Europe
Equity Markets & Commodities
Fixed Income Trading
Corporate Finance
Fixed Income Sales
Client Relationship Management
Research
London
America
CRE Germany
CRE International
Public Finance
Real Estate Asset Management
Ship Finance
Eurohypo Retail
Portfolio Restructuring Unit

All staff and management functions are bundled into the Group Management division.
Group Information Technology, Group Organisation, Group Banking Operations, Group Market Operations, Group Security & Group Support are provided by the Group Services division.

Key figures

Income statement	2009	2008[1]
Operating profit (€ m)	–2,270	–382
Operating profit per share (€)	–2.20	–0.56
Pre-tax result (€ m)	–4,659	–407
Consolidated result[2] (€ m)	–4,537	0
Earnings per share (€)	–4.40	0.00
Operating return on equity (%)	–7.6	–2.6
Cost / income ratio in operating business (%)	82.2	77.1
Return on equity of consolidated result[2,3] (%)	–15.6	0.0
Balance sheet	**31.12.2009**	**31.12.2008[1]**
Balance-sheet total (€ bn)	844.1	625.2
Risk-weighted assets (€ bn)	280.1	221.8
Equity (€ bn) as shown in balance sheet	26.6	19.8
Own funds (€ bn) as shown in balance sheet	46.5	34.8
Capital ratios		
Core capital ratio (%)	10.5	10.1
Own funds ratio (%)	14.8	13.9
Long / short-term rating		
Moody's Investors Service, New York	Aa3 / P-1	Aa3 / P-1
Standard & Poor's, New York	A / A-1	A / A-1
Fitch Ratings, London	A+ / F1+	A / F1

Operating profit[1] (€ m)



–2,270
2009
–382
2008
2007
2,513
2006
2,649
2005
1,757

Return on equity of consolidated result[1, 2, 3] (%)



–15.6
2009
2008
0.0
2007
15.4
2006
14.2
2005
12.8

[1] After counterparty default adjustments, see note 2.
[2] Insofar as attributable to Commerzbank shareholders.
[3] The capital base comprises the average Group capital attributable to Commerzbank shareholders without the average revaluation reserve and the cash flow hedge reserve and less the current consolidated result.

About the new Commerzbank

Commerzbank is one of Germany's leading banks for private and corporate customers. Following the merger of Dresdner Bank and Commerzbank in May 2009, our customers will in future have access to around 1,200 branches, making ours the largest branch network of any German private bank. The new Commerzbank has approximately 15 million private and corporate customers worldwide, who can now enjoy an even broader and more attractive range of Commerzbank products and advisory services.

The new Commerzbank promises to be an even stronger and more reliable partner for corporate customers, particularly export-dependent small and medium-sized firms, combining the expertise of both banks in the German market under a single roof. In addition, the new Commerzbank is also strengthening its position as a leading export financer, supporting its customers in Germany and around the world.


COMMERZBANK

Our vision

Our vision outlines our beliefs and what we seek to achieve. It represents our common goal and lays the foundations for our actions:

As the market leader for private and corporate customers with a European focus, we aim to become the best bank in Germany and the first choice for our customers, employees and investors. We see ourselves as Germany's principal bank, standing for long-term partnerships and outstanding service.

Our mission

Commerzbank has repositioned itself strategically. In the course of this repositioning process, we have been guided by our vision of becoming the best bank in Germany. The purpose of our strategic programme Roadmap 2012 is to make the path towards our goal a little smoother and to ensure that Commerzbank enjoys sustainable profits in the future, creating a new Commerzbank that is leaner, more effective and more efficient than ever before

COMMERZBANK

Commerzbank Aktiengesellschaft
Frankfurt am Main

German securities code no.: 803 200
ISIN: DE 0 008 032 004

Invitation*

Dear Shareholders,

We hereby invite you to attend the **Annual General Meeting of shareholders** of Commerzbank Aktiengesellschaft, which shall be held in the Jahrhunderthalle Frankfurt, Frankfurt am Main-Höchst, Pfaffenwiese, **at 10 a.m. (Central European Summer Time – CEST) on Wednesday, May 19, 2010.**

Agenda

1. Presentation of the financial statements and management report (including the explanatory report on information pursuant to § 289 (4) and (5) of the Commercial Code) of Commerzbank Aktiengesellschaft for the financial year 2009, together with the presentation of the approved consolidated financial statements and management report (including the explanatory report on information pursuant to § 315 (2) No. 5 and (4) of the Commercial Code) of the Commerzbank Group for the financial year 2009, the report of the Supervisory Board and the corporate governance and remuneration report for the financial year 2009

In accordance with § 172 and § 173 Stock Corporation Act, no resolution is required regarding item 1 on the Agenda, since the Supervisory Board has approved the annual and consolidated financial statements presented by the Board of Managing Directors, and the annual financial statements have thus already been adopted. § 175 (1) 1 Stock Corporation Act merely stipulates that the Board of Managing Directors is to convene the General Meeting of Shareholders for the purpose of accepting the adopted annual financial statements and management report, and passing a resolution on any distributable profit, and in the case of a parent company also to accept the consolidated financial statements and group management report approved by the Supervisory Board. The above-mentioned documents will be explained in detail at the Annual General Meeting.

2. Resolution on granting discharge to the members of the Board of Managing Directors

The Board of Managing Directors and the Supervisory Board propose that discharge be granted to the members of the Board of Managing Directors who held office during the financial year 2009.

3. Resolution on granting discharge to the members of the Supervisory Board

The Board of Managing Directors and the Supervisory Board propose that discharge be granted to the members of the Supervisory Board who held office during the financial year 2009.

4. Approval of the remuneration system for members of the Board of Managing Directors

The Act on the Appropriateness of Management Board Compensation (VorstAG) dated July 31, 2009 created the possibility

* This translation is intended for convenience purposes only and solely the German version of the invitation to and the Agenda of the Annual General Meeting of shareholders shall be binding.

for the General Meeting to vote on the adoption of the remuneration system for members of the Board of Managing Directors (§ 120 (4) Stock Corporation Act). This matter shall be put before the General Meeting.

The agreements of Commerzbank Aktiengesellschaft with the Financial Market Stabilization Fund (Financial Market Stabilisation Fund) fixed a maximum limit for the monetary remuneration of the members of the Board of Managing Directors in 2009 of €500,000 per annum. Against this background, but also with a view to the Bank's earnings situation, the Supervisory Board set the variable remuneration component for the members of the Board of Managing Directors at €0 for the financial year 2009. Since the remuneration system for 2009 has been effectively suspended, the Board of Managing Directors and the Supervisory Board do not regard the passing of a resolution on the existing remuneration system, as described in the remuneration report for the financial year 2009, as meaningful and conducive to the efficient conduct of the General Meeting.

In light of regulatory requirements and voluntary self-discipline with reference to the Principles and Standards for Sound Compensation Practices issued by the Financial Stability Board (FSB) in December 2009, a new system of remuneration for the Board of Managing Directors was approved. Following the voting result of the Annual General Meeting, this new remuneration system will be introduced retroactively to January 1, 2010. The resolution proposed under this item on the Agenda relates to this new remuneration system. Details are be set out in a report on this item on the Agenda. This report is available on the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm) from the date on which the General Meeting is convened. It is also available for inspection by shareholders at the Bank's business premises, and will be mailed to each shareholder upon request (see below under "Reference to the website of the Company" for further information).

The Board of Managing Directors and the Supervisory Board propose that the system of remuneration of members of the Board of Managing Directors in 2010 be approved by the General Meeting.

5. Resolution on the appointment of the Auditor, the Group Auditor and the auditor to review the interim financial statements for the financial year 2010

The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirischaftsprüfungsgesellschaft, Frankfurt am Main, be appointed Auditor and Group Auditor, and Auditor to review the interim financial statements for the financial year 2010. This proposal is based on the recommendation of the Audit Committee.

6. Resolution on the appointment of the Auditor to review the interim financial statements for the first quarter of the 2011 financial year

The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed Auditor to review the interim financial statements for the first quarter of the financial year 2011. This proposal is based on the recommendation of the Audit Committee.

7. Resolution on the authorization for Commerzbank Aktiengesellschaft to purchase its own shares for the purpose of securities trading, pursuant to § 71 (1) 7, Stock Corporation Act

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Commerzbank Aktiengesellschaft shall be authorized to purchase and sell its own shares for the purpose of securities trading. The aggregate amount of shares to be acquired for this purpose shall not exceed 5 % of the share capital of Commerzbank Aktiengesellschaft at the end of any given day. Together with the Company's own shares purchased for other reasons and held by Commerzbank Aktiengesellschaft or attributable to it pursuant to Articles 71d f. Stock Corporation Act, the shares purchased on the basis of this authorization may at no time exceed 10 % of the share capital of Commerzbank Aktiengesellschaft. The lowest price at which own shares may be purchased may not be more than 10 % lower than the average share price (closing auction prices or similar successor prices for Commerzbank shares in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the three trading days preceding the purchase; own shares may not be purchased at prices more than 10 % higher than this level.

b) This authorization shall be valid until May 18, 2015. The authorization pursuant to § 71 (1) 7 Stock Corporation Act to purchase the Company's own shares, resolved by the General Meeting of Commerzbank Aktiengesellschaft on May 15, 2009 under item 7 on the agenda of that meeting, will be cancelled at the time this new authorization becomes effective.

8. Resolution on the cancellation of Authorized Capitals 2009/I, 2009/II and 2006/III, the authorization for the Board of Managing Directors to increase the Company's share capital (Authorized Capital 2010) – with the possibility of excluding shareholders' pre-emptive rights pursuant to § 186 (3) 4 Stock Corporation Act and making use of contributions in kind – and on the corresponding amendments to the Articles of Association

The authorization for the Board of Managing Directors to increase the share capital shall be adjusted to the current share capital of the Company to the extent permitted by law. For this purpose, a uniform new authorization shall be resolved that is valid for the period up to May 18, 2015. The existing Authorized Capitals 2009/I, 2009/II and 2006/III are to be replaced by a uniform, new Authorized Capital in the amount of €1,535,000,000.00 that can be utilized against both cash contribution and contribution in kind (Authorization Capital 2010). The existing Authorized Capitals 2009/I, 2009/II and 2006/III shall be cancelled in their entirety. The cancellation of Authorized Capitals 2009/I, 2009/II and 2006/III can only become effective if they are replaced by Authorized Capital 2010 on the basis of the following proposal. The amendment to the Articles of Association and the cancellation of Authorized Capitals 2009/1, 2009/II and 2006/III are therefore only to be registered if the resolutions under item 8 on the Agenda have not been contested in due time, any claim has been rejected in a legally binding manner, or a legally binding resolution approving the registration has been adopted.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) The Authorized Capital 2009/I in accordance with § 4 (3) of the Articles of Association and valid until May 14, 2014, the Authorized Capital 2009/II in accordance with § 4 (6) of the Articles of Association and valid until May 14, 2014, and the Authorized Capital 2006/III in accordance with § 4 (7) of the Articles of Association and valid until April 30, 2011 shall be cancelled as of the time at which Authorized Capital 2010, to be established in accordance with b) below, enters into effect.

b) The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital during the period up to May 18, 2015 through the issue of new no-par-value shares against cash contribution or contribution in kind, in either one or several tranches, but not exceeding a maximum amount of €1,535,000,000.00 (Authorized Capital 2010). In principle, shareholders are to be offered pre-emptive rights; the statutory pre-emptive right may also be granted in such manner that the new shares are underwritten by a bank or a syndicate of banks with the obligation to offer them for subscription to shareholders of Commerzbank Aktiengesellschaft. However, the Board of Managing Directors is authorized to exclude such pre-emptive rights with the approval of the Supervisory Board in the following cases:

- To exclude fractional amounts from pre-emptive rights.

- To the extent necessary, to grant the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act), pre-emptive rights in the amount to which they would be entitled after exercising their conversion or option rights or fulfilling their corresponding conversion or option obligation.

- To issue shares up to the amount of €12,000,000.00 to employees of Commerzbank Aktiengesellschaft or of companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1) Stock Corporation Act);

- To increase the share capital against contribution in kind;

- In the event of capital increases for cash, if the issue price of the new shares is not significantly lower than the stock exchange price for identical shares of the Company at the time the issue price is set. The shares issued with the exclusion of pre-emptive rights pursuant to § 203 (1) and § 186 (3) 4 Stock Corporation Act on the basis of this authorization may not exceed a total of 10 % of the share capital of the Company, either at the time the authorization becomes effective, or at the time the authorization is exercised, whichever amount is lower. The upper limit of 10 % of the share capital is reduced by the pro-rata amount of share capital corresponding to those of the Company's own shares that are sold during the period of validity of Authorized Capital 2010, while excluding shareholders' pre-emptive rights in accordance with § 71 (1) 8 sentence 5, and § 186 (3) sentence 4, Stock Corporation Act. The upper limit is further reduced by the pro-rata amount of share capital corresponding to those shares that must be issued to service options and convertible bonds with option or conversion rights or with option or conversion obligations, provided such bonds are issued during the period of validity of Authorized Capital 2010, while excluding pre-emptive rights subject to appropriate application of § 186 (3) sentence 4, Stock Corporation Act.

The Board of Managing Directors is authorized to specify the details of the capital increase and its execution.

c) § 4 (3) of the Articles of Association is to be reformulated as follows:

"(3) The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital in the period up to May 18, 2015 through the issue of new no-par-value shares for cash or non-cash contributions, in either one or several tranches, but not exceeding a maximum amount of €1,535,000,000.00 (Authorized Capital 2010). In principle, shareholders are to be offered pre-emptive rights; the statutory pre-emptive right may also be granted in such manner that the new shares are underwritten by a bank or a syndicate of banks with the obligation to offer them for subscription to shareholders of Commerzbank Aktiengesellschaft. However, the Board of Managing Directors is authorized to exclude pre-emptive rights, with the approval of the Supervisory Board, in the following cases:

- To exclude fractional amounts from pre-emptive rights.

- To the extent necessary, to grant the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act), pre-emptive rights in the amount to which they would be entitled after exercising their conversion or option rights or fulfilling their corresponding conversion or option obligation.

- To issue shares up to the amount of €12,000,000.00 to employees of Commerzbank Aktiengesellschaft or of companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act).

- To increase the share capital against contribution in kind;

- In the event of capital increases for cash, if the issue price of the new shares is not significantly lower than the stock exchange price for identical shares of the Company at the time the issue price is set. The shares issued with the exclusion of pre-emptive rights pursuant to § 203 (1) and § 186 (3) 4 Stock Corporation Act on the basis of this authorization may not exceed a total of 10 % of the share capital of the Company, either at the time the authorization becomes effective, or at the time the authorization is exercised, whichever amount is lower. The upper limit of 10 % of the share capital is reduced by the pro-rata amount of share capital corresponding to those of the Company's own shares that are sold during the period of validity of Authorized Capital 2010, while excluding shareholders' pre-emptive rights in accordance with § 71 (1) 8 sentence 5, and § 186 (3) sentence 4, Stock Corporation Act. The upper limit is further reduced by the pro-rata amount of share capital corresponding to those shares that must be issued to service options and convertible bonds with option or conversion rights or with option or conversion obligations, provided such bonds are issued during the period of validity of Authorized Capital 2010, while excluding pre-emptive rights subject to appropriate application of § 186 (3) sentence 4, Stock Corporation Act.

The Board of Managing Directors is authorized to specify the details of the capital increase and its execution.

§ 4 (6) and (7) of the Articles of Association are to be cancelled at the time the above proposed amendment to the Articles of Association becomes effective.

d) The Supervisory Board is authorized to amend the wording of § 4 of the Articles of Association to reflect the extent to which Authorized Capital 2010 is used, or to adjust the Article once the authorization has expired.

e) The Board of Managing Directors is instructed to only have the amendment to the Articles of Association – as per c) above – registered for entry in the commercial register providing that (i) the contestation period in accordance with § 246 (1) Stock Corporation Act has expired without any claims being lodged against the effectiveness of the resolution under item 8 on the Agenda, or (ii) in the event of such a claim having been lodged in due time, it was rejected in a legally binding manner or the court has ascertained, upon petition of Commerzbank Aktiengesellschaft, that the lodging of the claim does not prevent the entry of the resolution adopted under item 8 on the Agenda, and/or any flaws in the resolutions of the General Meeting do not impinge upon the effectiveness of the registration.

9. Resolution on the authorization for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing certificates (both with or without conversion or option rights) with the possibility of excluding shareholders' pre-emptive rights and to conditionally raise the share capital (Authorization 2010) – and also to amend the Articles of Association

The authorizations granted to the Board of Managing Directors at the Annual General Meeting of May 15, 2008 (items 12 and 13 on the agenda of that meeting) to issue convertible bonds, bonds with warrants or profit-sharing certificates (with or without conversion or option rights) include a specification of the conversion or option price for the underlying conditional capital that was made in view of the legal uncertainty resulting from court rulings and that leaves the company limited leeway for the structuring of these financial instruments. As a result of two rulings by the Federal Court of Justice and the Act Implementing the Shareholders' Rights Directive (ARUG) dated July 30, 2009, it was ascertained that the specification of a minimum conversion or option price for the underlying conditional capital is sufficient (§ 193 (2) 3, Stock Corporation Act). Thus the Board of Managing Directors shall be granted the leeway again that is permissible in accordance with the current legal framework. The new authorization replaces those that were granted by the General Meeting on May 15, 2008. Since no convertible bonds, bonds with warrants or profit-sharing certificates with conversion or option rights were issued under the authorizations granted on May 15, 2008, Conditional Capitals 2008/I and 2008/II are no longer required, and are to be replaced by a new Conditional Capital 2010/I.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

I. Cancellation of authorizations granted on May 15, 2008

The authorizations resolved by the Annual General Meeting on May 15, 2008 (items 12 and 13 on the agenda of that meeting) for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing certificates (with or without conversion or option rights) are to be cancelled as of the entry into effect of Conditional Capital 2010/I to be resolved below under IV.

II. Authorization for the issue of convertible bonds and/or bonds with warrants and/or profit-sharing certificates (with or without conversion or option rights)

1. Term of the authorization; nominal amount, number of shares; maturity; interest

   The Board of Managing Directors is to be authorized, with the approval of the Supervisory Board, to issue by no later than May 18, 2015 single or multiple convertible bonds or bonds with warrants or profit-sharing certificates (with or without conversion or option rights), with or without a limitation on maturity date with a total nominal amount of up to €4,000,000,000.00. The convertible bonds or bonds with warrants or profit-sharing certificates (hereinafter also referred to jointly as "financial instruments") may be bearer or registered instruments. Conversion/option rights are granted to holders/creditors of convertible bonds or bonds with warrants, and conversion/option rights may be granted to holders or creditors of profit-sharing certificates under the terms more closely defined for the respective financial instruments for a total number of up to 270,000,000 Commerzbank Aktiengesellschaft shares and a portion of the share capital not exceeding in aggregate €702,000,000.00. The maturity dates of the conversion or option rights may not be later than the maturity dates of the respective financial instruments. Interest payable on the financial instruments may be variable; it may also be fully or partially dependent on key profit figures released by Commerzbank Aktiengesellschaft or the Commerzbank Group (including distributable profit or the dividends laid down for Commerzbank shares under resolutions on the appropriation of profit). Furthermore the terms of the financial instruments may provide for the subsequent payment of amounts not paid in earlier years.

2. Currency; issues by companies in which a majority interest is held; eligibility as liable capital;

   a) Financial instruments may, other than in Euros, – and subject to a limit on the equivalent amount in Euros – also be issued in the currency of another OECD country.

   b) They may furthermore be issued by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act). In the case of issues of financial instruments by companies in which Commerzbank Aktiengesellschaft holds a majority interest, the Board of Managing Directors is to be authorized to give a guarantee for the financial instruments on behalf of Commerzbank Aktiengesellschaft and to grant or guarantee the holders/creditors of such financial instruments conversion/option rights on Commerzbank shares.

   c) Financial instruments may be structured so that the consideration to be paid for their issue fulfils the capital adequacy requirements of the German Banking Act with regard to eligibility as liable capital.

3. Conversion and option rights

   a) In the case of issues of convertible bonds, holders/creditors of a single bond (hereinafter also referred to as a "partial bond") are granted the right, under the terms more closely defined in the terms and conditions of the convertible bonds, to convert their partial bond(s) into Commerzbank shares. The conversion ratio is calculated by dividing the nominal amount, or the issue price if that is below the nominal amount of a partial bond, by the fixed conversion price per Commerzbank share. Resulting fractions of shares are settled in cash. The pro-rata amount of the share capital represented by the shares to be issued upon conversion may not exceed the nominal amount, or the issue price if that is below the face value, of a partial bond.

   b) In the case of issues of bonds with warrants, one or more warrants will be attached to each partial bond, which grant the holders/creditors of the partial bond(s) the right, under the terms more closely defined in the terms and conditions of the options, to subscribe Commerzbank shares. The terms and conditions of options may provide for the option price to also be partially or fully paid through the assignment of partial bonds. The subscription ratio is arrived at by dividing the nominal amount of a partial bond by the option price established for a Commerzbank Aktiengesellschaft share. Fractions of shares resulting from the subscription ratio are settled in cash. The pro-rata amount of the share capital represented by the shares to be acquired upon exercising of the option may not exceed the nominal amount, or the issue price if that is below the face value, of a partial bond.

c) In the case of issues of profit-sharing certificates with conversion rights, 3 a), and in the case of profit-sharing certificates with option rights, 3 b) shall apply accordingly.

4. Conversion or option obligations; grants of new or existing shares; cash payment

   a) The terms and conditions of convertible bonds and of profit-sharing certificates (with or without conversion or option rights) may also form the basis of an obligation to exercise the conversion or option rights at the end of their terms or at another time (in each case also referred to as "final maturity"). The above-cited terms and conditions may also form the basis of the right on the part of Commerzbank Aktiengesellschaft to grant creditors of convertible bonds or bonds with warrants or profit-sharing certificates with conversion or option rights, Commerzbank Aktiengesellschaft shares, either partially or fully, upon final maturity, instead of payment of the due cash amount. The pro-rata amount of the share capital represented by shares to be issued at final maturity is also not permitted in these cases to exceed the nominal amount or a lower issue price of the financial instruments.

   b) Commerzbank Aktiengesellschaft shall be entitled in cases of conversions (including conversions by virtue of a conversion obligation) or when options are exercised, (including exercising of an option in the case of a corresponding option obligation) at its own discretion, to grant shares from conditional capital or existing shares. The terms and conditions of convertible bonds or bonds with warrants or profit-sharing certificates with conversion or option rights may also grant the Company, in the event of conversion or the exercise of options or upon performance of the conversion or option obligations, the right to pay the equivalent amount in cash instead of granting shares.

5. Conversion and option price; adjustment of the conversion and option price in order to preserve value

   a) Each specified conversion or option price must:

      aa) Amount to at least 80 % of the average closing price of the shares of Commerzbank Aktiengesellschaft in XETRA trading on the Frankfurt Stock Exchange or in a similar successor system, on the last ten trading days prior to the date of adoption of the resolution by the Board of Managing Directors concerning the issue of convertible bonds or bonds with warrants or profit-sharing certificates with conversion or option rights

   or

      bb) In the event that a pre-emptive right is granted, at least 80 % of the average closing price of the shares of Commerzbank Aktiengesellschaft in XETRA trading on the Frankfurt Stock Exchange or in a similar successor system from the commencement of the subscription period up to and including the date of announcement of the definitive specification of the terms and conditions in accordance with § 186 (2), Stock Corporation Act.

Alternatively, in the event of a conversion or option obligation (4), the conversion or option price may correspond to the average closing price of the shares of Commerzbank Aktiengesellschaft in XETRA trading on the Frankfurt Stock Exchange or in a similar successor system during the ten trading days before or after the date of final maturity, even if this average price is lower than the minimum conversion or option price (80 %) cited above.

§ 9 (1) of the Stock Corporation Act shall continue to apply notwithstanding.

If during the term of financial instruments that grant or determine a conversion or option right or a conversion or option obligation, the economic value of the existing conversion or option rights is diluted and such dilution is not compensated by granting pre-emptive rights, the conversion or option rights – regardless of § 9 (1) of the Stock Corporation Act – may be adjusted to preserve value where such adjustment is not already required by mandatory legal provisions.

Instead of adjusting the conversion or option price, it is possible to provide in all of the above cases, as determined in more detail in the terms and conditions of the financial instruments, for the Company to make a payment in the appropriate amount of cash upon exercise of the conversion or option rights, or upon fulfilment of the related conversion or option obligations.

6. Pre-emptive rights; exclusion of pre-emptive rights

a) The financial instruments must in principle be offered to Commerzbank Aktiengesellschaft shareholders for subscription. The statutory pre-emptive right may also be granted in such a way that the financial instruments are underwritten by a bank or a banking syndicate with the obligation to offer them to shareholders for subscription. If the financial instruments are underwritten by a company in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest, Commerzbank Aktiengesellschaft must secure the shareholders' pre-emptive rights accordingly.

b) The Board of Managing Directors is, however, authorized, with the approval of the Supervisory Board, to exclude the pre-emptive rights of shareholders to the financial instruments

aa) For fractional amounts arising from the subscription ratio.

bb) If it is necessary to exclude shareholders' pre-emptive rights in order to grant subscription rights to holders/creditors of financial instruments (with conversion rights or obligations, or option rights or obligations) issued on an earlier occasion in the amount they would have been entitled to after exercising their conversion or option rights (or after fulfilling a conversion or option obligation).

cc) If the financial instruments are structured in such a way that their issue price is not substantially below their theoretical fair value as determined by recognized financial-mathematical methods. The scope of this authorization to exclude shareholders' pre-emptive rights is, however, limited to the issue of financial instruments that grant conversion rights or conversion obligations, or option rights or option obligations, into Commerzbank shares representing a pro-rata amount of no more than 10 % of the share capital of Commerzbank Aktiengesellschaft at the time the above authorization enters into effect or at the time the above authorization is exercised, whichever amount is lower. This is presently equivalent to an amount of €307,151,760.00.This maximum amount is reduced by the pro-rata amount of share capital corresponding to those shares sold or issued during the term of this authorization – but for no longer than until the granting of a new authorization to sell or issue Commerzbank shares or financial instruments with the right to subscribe such shares under exclusion of shareholders' pre-emptive rights pursuant to, or application of, § 186 (3), sentence 4, Stock Corporation Act – on the basis of other authorizations for the sale or issue of Commerzbank shares or financial instruments with the right to subscribe such shares where shareholders' pre-emptive rights are excluded in such manner.

dd) Whenever profit-sharing certificates are issued without conversion or option rights or obligations, provided these are structured like straight bonds, i.e. do not confer any rights of membership in Commerzbank Aktiengesellschaft or rights to liquidation proceeds from Commerzbank Aktiengesellschaft, and the interest paid on them is not linked to the size of the net profit for the year, the distributable profit or the dividend of Commerzbank Aktiengesellschaft. Moreover, the interest payable and the issue price of these profit-sharing certificates must be in line with the market conditions prevailing at the time they are issued.

7. Authorization to specify additional details of financial instruments

The Board of Managing Directors is to be authorized, with the approval of the Supervisory Board as prescribed above, to specify the additional details of the issue and structure of the financial instruments, in particular the rate of interest, issue price, potential variability of the conversion rate, maturity and denomination, as well as the conversion and option term – whenever financial instruments are issued by companies in which Commerzbank Aktiengesellschaft holds a majority interest, with the approval of their corporate bodies.

III. Cancellation of Conditional Capitals 2008/I and 2008/II, and creation of a new Conditional Capital 2010/I

1. The Conditional Capitals 2008/I and 2008/II resolved by the Annual General Meeting on May 15, 2008 and included in § 4 (4) and (5) respectively are to be cancelled as of the time of entry into effect of new Conditional Capital 2010/I to be resolved as described below.

2. The share capital of Commerzbank Aktiengesellschaft is to be conditionally increased by up to €702,000,000.00 through the issue of up to 270,000,000 no-par-value bearer shares (Conditional Capital 2010/I). This conditional capital increase is to enable shares to be issued upon the exercise of conversion or option rights (or upon fulfilment of the related conversion or option obligations) to holders/creditors of the convertible bonds or convertible profit-sharing certificates or warrants attached to bonds or convertible profit-sharing certificates with warrants issued on the basis of the authorization dated May 19, 2010 (Authorization 2010/I).

The new shares will be issued at the conversion or option price (issue amount) as determined in more detail under Authorization 2010 resolved under II above. The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds or warrants attached to bonds or profit-sharing certificates with warrants issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act) exercise in the period up to May 18, 2015 their conversion/option rights or fulfil their related conversion or option obligations on the basis of the authorization resolved by the General Meeting on May 19, 2010 (Authorization 2010), and other forms of performance in satisfaction thereof are not chosen. The new shares will rank for dividends from the beginning of the financial year in which they are issued through the exercise of either conversion or option rights, or through the fulfilment of the related conversion or option obligations.

The Board of Managing Directors is to be authorized to determine the other details for effecting the conditional capital increase. The Supervisory Board is to be authorized to amend § 4 of the Articles of Association to reflect the use eventually made of this authorization and upon expiry of all conversion/option periods, and to effect all other amendments relating only to the wording of the Articles of Association.

IV. Amendments to the Articles of Association

§ 4 (4) of the Articles of Association is to be reformulated as follows:

"(4) As resolved at the General Meeting of May 19, 2010, the Company's share capital shall be conditionally increased by up to €702,000,000.00 divided into 270,000,000 no-par-value bearer shares (Conditional Capital 2010/I). The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds or convertible profit-sharing certificates or warrants attached to bonds or profit-sharing certificates with warrants issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act) exercise, in the period up to May 18, 2015, their conversion/option rights or fulfil their related conversion or option obligations on the basis of the authorization resolved by the Annual General Meeting on May 19, 2010 (Authorization 2010), and other forms of performance in satisfaction thereof are not chosen."

§ 4 (5) of the Articles of Association is to be cancelled. The former paragraphs 6, 7 and 8 of § 4 of the Articles of Association are to become paragraphs 5, 6 and 7 of said Article. If the General Meeting resolves to cancel paragraphs 6 and 7 of § 4 of the Articles of Association as proposed under item 8 on the Agenda, the former paragraph 8 of said Article 4 is to become paragraph 5.

The Board of Managing Directors is to be instructed to only have the resolution on the conditional capital increase (as per III above) and the resolution on the amendment to the Articles of Association (as per IV above) registered for entry in the commercial register providing that (i) the contestation period in accordance with § 246 (1) Stock Corporation Act has expired without any claims being lodged against the effectiveness of the resolution under item 9 on the Agenda, or (ii) in the event of such a claim having been lodged in due time, it was rejected in a legally binding manner or the court has ascertained, at the request of Commerzbank Aktiengesellschaft, that the lodging of the claim does not prevent the entry of the resolution adopted under item 9 on the Agenda, and/or any flaws in the resolutions of the General Meeting do not impinge upon the effectiveness of the registration.

10. Resolution on the granting of an exchange right in favour of the Financial Market Stabilisation Fund and the conditional creation of a Conditional Capital 2010/II pursuant to § 7a of the Financial Market Stabilisation (Acceleration) Act, and amendment to the Articles of Association

In a resolution adopted by the General Meeting on May 15, 2009 (item 12 on the agenda of that meeting), based on § 15 (2) of the Financial Market Stabilisation (Acceleration) Act (FMStBG) – in the wording of the Financial Market Stabilization (Supplementary) Act (FMStErgG) dated April 7, 2009 – the Financial Market Stabilization Fund was granted the right to request the Company to issue ordinary shares to the Financial Market Stabilisation Fund against the full or partial payment of the silent participation in the Company (Silent Participation II) pursuant to the agreement dated June 3, 2009. This enabled the Financial Market Stabilisation Fund to maintain its existing ownership stake of 25 % plus one share in the Company's share capital in the event of additional capital increases. To cover this conversion right, in accordance with § 7a FMStBG – in the wording of the FMStErgG – the General Meeting also resolved a conditional capital increase by up to €390,000,000.00 through the issue of up to 150,000,000 new no-par-value bearer shares, each with a pro-rata value of €2.60 in the share capital (Conditional Capital 2009 in accordance with § 4 (8) of the Articles of Association).

The Financial Market Stabilisation Fund is now also to be granted the right, based on § 15 (2) FMStBG, to partially or fully convert the silent participation in the company as per the agreement dated December 19, 2008 (Silent Participation I) into shares (conversion right).

With respect to the conversion right to be resolved for Silent Participation I, and in view of the resolution on the establishment of a new Authorized Capital 2010 proposed under item 8 on the Agenda, and the resolution on a Conditional Capital 2010/I proposed under item 9 on the Agenda, a new Conditional Capital 2010/II is to be established on the basis of § 7a FMStBG in order to adapt the dilution protection for the Financial Market Stabilisation Fund to the higher level of the authorization framework for capital measures. The new Conditional Capital 2010/II is intended to be available for a conversion request in association with Silent Participation I and/or Silent Participation II.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) The Financial Market Stabilisation Fund, created under the Financial Market Stabilisation Fund Act and represented by the Financial Market Stabilization Agency is to be granted the right, pursuant to § 15 (2) FMStBG, in the event of a capital increase, to convert its silent participation in the company in accordance with the agreement on silent participation dated December 19, 2008 (Silent Participation I), in whole or in part into shares (conversion right) in order to maintain the stake held in the Company prior to execution of the capital increase and consisting of 25 % plus one share.

   Unless mandatory legal provisions to determine the conversion ratio stipulate otherwise, the number of shares to be issued in the event of a conversion request by the Financial Market Stabilisation Fund is calculated by dividing the participation amount for which conversion is requested at the time of the conversion request by the volume-weighted price of the Company's ordinary shares on the XETRA trading system or on a similar successor system to the XETRA system on the Frankfurt Stock Exchange, over the ten trading days preceding the issuance of the conversion request. If Silent Participation I is reduced as a result of a loss sharing, the calculation shall be based on the reduced book value of Silent Participation I, or in the case of a partial conversion of Silent Participation I, the corresponding portion of this reduced amount.

b) In accordance with § 7a FMStBG, the share capital of the Company is to be conditionally increased by up to €355,666,667.20 through the issuance of up to 136,794,872 new no-par-value bearer shares. The new shares rank for dividends from the beginning of the financial year in which they are issued. The conditional capital increase shall be used to issue shares upon the exercise of conversion rights granted to the Financial Market Stabilisation Fund, created under the FMStFG and represented by the FMSA, as a silent partner in the Company. The conditional capital increase will only be carried out insofar as the conversion right is exercised by the Financial Market Stabilisation Fund. The amount of this issue is equal to the volume-weighted price of ordinary shares of the Company on the XETRA trading system, or on a similar successor system to the XETRA system, on the Frankfurt Stock Exchange over the ten trading days preceding the conversion request.

   The Board of Managing Directors is to be authorized, with the approval of the Supervisory Board, to specify the details of the conditional capital increase and its implementation.

c) The following new paragraph 9 is to be inserted into § 4 of the Articles of Association:

   (9) "As resolved by the Annual General Meeting in May 2010, the Company's share capital shall be conditionally increased by up to €355,666,667.20, divided into 136,794,872 no-par-value bearer shares (Conditional Capital 2010/II). The conditional capital increase shall be used to issue shares upon the exercise of conversion rights granted to the Financial Market Stabilisation Fund, created under the FMStFG and represented by the FMSA, as a silent partner in the Company. The conditional capital increase will only be carried out to the extent that the Financial Market Stabilisation Fund exercises the conversion right."

d) The Board of Managing Directors is to be instructed to have the above amendment to the Articles of Association entered in the commercial register in such a manner as to ensure that the new paragraph 7 only becomes effective after the amendment has been entered on the basis of the resolution proposed under item 8 on the Agenda. As soon as the General Meeting has adopted the amendments to the Articles of Association proposed under item 9 on the Agenda, this new paragraph is to become paragraph 6 of § 4 of the Articles of Association.

11. Resolution on an amendment to the Articles of Association to reflect the entry into force of the Act Implementing the Shareholders' Rights Directive (ARUG)

The Act Implementing the Shareholders' Rights Directive (ARUG) dated July 30, 2009 was published in the Federal Law Gazette on August 4, 2009 and most of it entered into force on September 1, 2009. It results in amendments to provisions of the Stock Corporation Act relating to the deadlines for convening annual general meetings, the prerequisites for attending them and the exercise of voting rights. The proposed amendments to the Articles of Association are intended to ensure that the latter comply with the new legal requirements.

The Board of Managing Directors and the Supervisory Board propose that the following amendments to the Articles of Association be resolved:

a) § 17 (1) and (2) of the Articles of Association are to be reformulated as follows:

(1) "The General Meeting shall be convened by the Board of Managing Directors or the Supervisory Board at least thirty days prior to the date of the meeting, unless the relevant legal provisions provide for another deadline. This deadline for convening the General Meeting shall be extended by the number of days of the period for giving notice of attendance (§ 17 (2))."

(2) "All those shareholders are entitled to attend the General Meeting and to exercise voting rights who, at least six days prior to the General Meeting, give notice of attendance at the General Meeting with the Company or any other depository mentioned in the Notice of the General Meeting, and provide evidence that they hold shares. The custodian bank must confirm that the shares are held; such confirmation must relate to the beginning of the twenty-first day prior to the General Meeting. The registration and confirmation of share ownership must be provided in text form in either German or English."

b) The following new Articles 4 and 5 are to be inserted pursuant to § 17 (3) of the Articles of Association:

(4) "The Board of Managing Directors may provide for shareholders to participate in the General Meeting without being present at the location where it is being held, and without an authorized representative, and to wholly or partially exercise all or individual rights via electronic means. The Board of Managing Directors may regulate the extent of participation and the specific procedures. Should the Board of Managing Directors make use of this authorization, detailed information shall be provided in the Notice of General Meeting."

(5) "The Board of Managing Directors may provide that shareholders are also permitted to cast their votes in written form (postal votes) or via electronic means without participating in the General Meeting. The Board of Managing Directors may regulate the specific procedures relating to postal/electronic voting. Should the Board of Managing Directors make use of this authorization, detailed information shall be provided in the Notice of General Meeting."

The former paragraphs 4 and 5 in § 17 of the Articles of Association are to become paragraphs 6 and 7, in unchanged form.

Report by the Board of Managing Directors on item 8 of the Agenda

The authorization for the Board of Managing Directors to increase the share capital is to be adapted to the current share capital of the Company to the extent permitted by law in order to grant the Board of Managing Directors the necessary flexibility for any capital measures. A new uniform authorization for capital increases up to €1,535,000,000.00 that is valid until May 18, 2015 shall be granted (Authorized Capital 2010). This leaves the Board of Managing Directors in a position to adjust the level of equity of Commerzbank Aktiengesellschaft at short notice to meet business and legal requirements. In addition, the increased level of the authorization framework creates better conditions for effecting any premature repayment, in full or in part, of silent participations of the Financial Market Stabilisation Fund. The possibility of redeeming both silent participations is in the interests of Commerzbank Aktiengesellschaft if it can find more favourable sources of funding, and is also in the interests of shareholders to the extent that their rights to dividends would no longer be subordinated to the entitlements of the Financial Market Stabilisation Fund.

The Authorized Capital 2009/I in accordance with § 4 (3) of the Articles of Association, which is valid until May 14, 2014, provides for the possibility of increasing the share capital for cash contribution or contribution in kind by a maximum of €670,000,000.00, the Authorized Capital 2009/II, which is valid until May 14, 2014 in accordance with § 4 (6) of the Articles of Association, provides for the possibility of increasing the share capital for cash contribution by a maximum of €460,000,000.00, and the Authorized Capital 2006/III in accordance with § 4 (7) of the Articles of Association, which is valid until April 30, 2011, provides for the possibility of increasing the share capital for cash or non-cash contributions by a maximum of €12,000,000.00. All Authorized Capitals empower the Board of Managing Directors to exclude shareholders' subscription rights under certain more closely described circumstances, with the approval of the Supervisory Board.

The Authorized Capital 2010 is intended to replace the existing Authorized Capitals 2009/I, 2009/II and 2006/III, which are to be cancelled at the time Authorized Capital 2010 enters into effect. The amendment to the Articles of Association on the cancellation of Authorized Capitals 2009/I, 2009/II and 2006/III is therefore only to be registered for entry in the commercial register if the resolutions under item 8 on the Agenda have not been within the contestation period, any claim has been rejected in a legally binding manner, or a legally binding resolution approving the registration has been adopted.

The new shares to be issued as a result of the authorization to be resolved (Authorized Capital 2010) must in principle be offered for subscription to shareholders. The authorization stipulates that the statutory pre-emptive right pursuant to § 186 (5) Stock Corporation Act may also be granted in such manner that the new shares are underwritten by a bank, another appointed legal entity, or a syndicate of such legal entities with the obligation to offer them for subscription to shareholders. It is, however, also possible to exclude shareholders' pre-emptive rights – with the approval of the Supervisory Board – for the authorized capital being proposed for resolution.

The authorization allows for shareholders' pre-emptive rights to be excluded for fractional amounts. The very limited exclusion of pre-emptive rights for fractional amounts, which result from the determination of the size of the capital increase and the need to ensure a practicable subscription ratio, is required because in many cases it is essential to allow for the insurance. Fractional amounts are sold at the prevailing market rates.

The terms and conditions of the conversion and option rights already issued or still to be issued by Commerzbank Aktiengesellschaft or companies in which it holds a majority interest may provide, in the event of pre-emptive rights for new shares being offered to the shareholders of Commerzbank Aktiengesellschaft, either for the conversion or option-based subscription price to be reduced in accordance with a formula in order to protect against a dilution of capital, or for holders of conversion or option rights to be granted pre-emptive rights to the new shares to the extent to which they would be entitled after exercising their conversion or option rights, or fulfilment of any conversion or option obligations. In order to keep both of these possibilities open, the Board of Managing Directors is also to be authorized to exclude shareholders' pre-emptive rights to the extent necessary to grant the above-mentioned pre-emptive rights to the holders of conversion or option rights. Granting a pre-emptive right to holders of conversion or option rights to effect the required protection against dilution is, under certain circumstances, more favourable to Commerzbank Aktiengesellschaft than a reduction in the conversion or option price, as the inflow of capital intended by the issue of the financial instruments underlying the conversion or option rights is not diminished.

The authorization provides for the possibility of excluding pre-emptive rights up to the amount of €12,000,000.00 if the shares are issued to employees of Commerzbank Aktiengesellschaft or of companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in § 18 (1), Stock Corporation Act). The issue of shares to employees is an important instrument for increasing staff loyalty and motivation.

Additionally, the proposed authorization provides for the possibility of excluding shareholders' pre-emptive rights in the event of a capital increase against a contribution in kind. This possibility of excluding pre-emptive rights is intended to enable the Board of Managing Directors, at a suitable time and with the approval of the Supervisory Board, to render the silent participations of the Financial Market Stabilisation Fund as contribution in kind to the Company against the issue of new shares in order to enable the Financial Market Stabilisation Fund to fully or partially withdraw from its shareholding through the subsequent sale of the shares to third party investors (vendor placement). It is intended to effect any partial withdrawal from the shareholding in as few steps as possible. In this case, the Board of Managing Directors will conclude corresponding agreements with the Financial Market Stabilisation Fund in order to ensure that the capital increase only takes place if the placement of the shares can be concluded immediately afterwards. The redemption of the silent participations in this way is in the interests of Commerzbank Aktiengesellschaft, if it can find more favourable sources of funding, and is also in the interests of shareholders to the extent that their rights to dividends would no longer be subordinated to the entitlements of the Financial Market Stailisation Fund. The Board of Managing Directors will only make use of the option of redeeming the silent participations of the Financial Market Stabilisation Fund in this way if it is in the overwhelming interests of Commerzbank Aktiengesellschaft and its shareholders, if in particular the economic situation is favourable, and if the equity ratio of Commerzbank Aktiengesellschaft complies with the applicable requirements at that time upon conclusion of the transaction.

Furthermore, this possibility for excluding shareholders' pre-emptive rights in the event of a capital increase against contribution in kind is intended to enable the Board of Managing Directors, with the approval of the Supervisory Board, to acquire companies, parts of companies or interests in companies, and economic goods in return for Commerzbank shares. The Board of Managing Directors will, however, limit the exclusion of pre-emptive rights to an issue of shares with a pro-rata amount of no more than €614,000,000.00 of the share capital. Experience shows that owners of attractive targets frequently do not want – or do not only want – cash in compensation for the sale of their shares, but (wholly or in part) a consideration in the form of shares in the acquirer. Competitive advantages can be secured, therefore, in at-tractive investments, if sellers can (also) be offered new Commerzbank shares in consideration. The acquisition of companies, parts of companies, investments in companies or other economic goods through the transfer of shares as opposed to a consideration entirely in the form of cash is frequently also in the direct interest of Commerzbank Aktiengesellschaft as acquirer: unlike cash payments, the transfer of shares imposes no strain on liquidity and thus often represents a cheaper form of financing. In order to make use of favourable opportunities for acquisition, Commerzbank Aktiengesellschaft must therefore be able to increase its capital against contribution in kind, while excluding pre-emptive rights. As a result of the proposed authorization, the Board of Managing Directors can react quickly to advantageous offers or to other opportunities which arise in the national or international market, thereby realizing chances to acquire companies, parts of companies, interests in companies or other economic goods with the necessary flexibility. The Board of Managing Directors is also to be empowered to utilize Authorized Capital 2010 in order to grant holders of securitized or non-securitized claims against the Company shares (wholly or in part) instead of cash payment. In this way, the Company has the additional flexibility of subsequently granting shares instead of cash, including in cases in which it is, for example, obliged to make a payment for an acquired object. The Board of Managing Directors will, however, examine carefully in each individual case whether the use of Authorized Capital 2010 is necessary, and whether the value of the new Commerzbank shares is in line with that of the company or investment in a company to be acquired. With the approval of the Supervisory Board and taking into consideration the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders, the Board of Managing Directors will determine the issue price of the new shares.

The proposed authorization also provides for the possibility of excluding the pre-emptive rights of shareholders, with the approval of the Supervisory Board, even if the issue price of the new shares is not substantially lower than that of already listed shares offering the same conditions. This enables the Board of Managing Directors to take advantage of favourable situations in the stock market at short notice and in doing so, enables them to achieve the highest possible issue price by setting prices close to the market level, thereby strengthening equity to the greatest possible extent. The authorization to exclude shareholders' pre-emptive rights is limited to an amount equivalent to no more than 10 % of the Company's share capital. This currently represents an amount of €307,151,760.00. The basis is the share capital of the Company at the time at which the authorization enters into effect or the time at which the authorization is exercised, whichever amount is lower. This figure includes those shares that the Company has issued during the period of validity for the authorization, while excluding pre-emptive rights on the basis of the authorization to sell its own shares in accordance with § 71 (1) 8, 5 and § 186 (3) 4, Stock Corporation Act. In addition, this figure includes those shares to be issued to service options and convertible bonds with option or conversion obligations provided the bonds are issued during the period of validity of this authorization, while excluding pre-emptive rights subject to the appropriate application of § 186 (3) 4, Stock Corporation Act. If the option to increase the capital is utilized, the Board of Managing Directors will limit any discount to the issue price from the market price to an anticipated maximum of 3 %, but certainly no more than 5 %. Due to the high liquidity of Commerzbank shares, shareholders wishing to maintain their ownership stake have the opportunity to purchase shares on the stock market on terms which largely correspond to those of the new shares. For this reason, the implementation of the authorization to exclude pre-emptive rights pursuant to § 186 (3) 4, Stock Corporation Act may not result in a dilution in economic terms of shareholders' percentage share, neither in terms of the amount nor the value.

Limiting the amount of the capital increase against contribution in kind to €614,000,000.00 ensures that, in the event of such a capital increase involving other non-cash contributors than the Financial Market Stabilisation Fund, an exclusion of shareholders' pre-emptive rights does not exceed approximately 20 % of the existing share capital. The Board of Managing Directors will also limit the exclusion of shareholders' pre-emptive rights in capital increases against cash contribution or contribution in kind in application of Authorized Capital 2010 in these cases to a total of 20 % of the existing share capital. This 20 % limit includes shares that are to be issued under convertible bonds or bonds with warrants or profit-sharing certificates with conversion or option rights (with exclusion of pre-emptive rights) issued from Conditional Capital 2010/I in accordance with item 9 on the Agenda.

There are currently no definitive plans to make use of the proposed authorizations. Should the proposed authorization be utilized, the Board of Managing Directors will report on it at the General Meeting that follows the utilization.

Report by the Board of Managing Directors on item 9 of the Agenda

The issue of convertible bonds, bonds with warrants or profit-sharing rights (hereinafter referred to as "financial instruments") offers attractive opportunities for financing and supplements the opportunities for financing the Company through an authorized capital.

In each case, the authorizations granted to the Board of Managing Directors at the Annual General Meeting of May 15, 2008 (items 12 and 13 on the agenda of that meeting) to issue convertible bonds, bonds with warrants or profit-sharing rights (with or without conversion or option rights) include specifications of the conversion or option prices for the underlying conditional capital that was made in view of the legal uncertainty resulting from court rulings, and leaves the company limited leeway for the structuring of these financial instruments. As a result of two rulings by the Federal Court of Justice and the Act Implementing the Shareholders' Rights Directive (ARUG) dated July 30, 2009, it was ascertained that the specification of a minimum conversion or option price for the underlying conditional capital is sufficient (§ 193 (2) 3 Stock Corporation Act). Thus the Board of Managing Directors is to be granted the leeway again that is permissible in accordance with the current legal framework. The intention is that, in accordance with the standard practice in the past, the conversion or option price must be at least 80 % of each average share price of Commerzbank Aktiengesellschaft defined in the authorization.

The new authorization of the Board of Managing Directors to issue on one or more occasions interest-bearing convertible bonds and/or bonds with warrants or profit-sharing certificates (the latter with or without conversion/option rights) up to May 18, 2015 with the approval of the Supervisory Board, is limited to a volume of €4,000,000,000.00. Attached to the respective partial bonds or profit-sharing certificates there may be conversion or option rights which entitle the holders/creditors, under the terms and conditions defined in greater detail for the respective bonds/profit-sharing rights, to subscribe a total of up to 270,000,000. The Conditional Capital 2010/I, which serves as cover for the conversion/option rights to shares to be issued under the authorization, thus amounts to €702,000,000,00.

The new authorization replaces those that were granted by the General Meeting on May 15, 2008. Since no convertible bonds, bonds with warrants or profit-sharing rights with conversion or option rights were issued under this authorization, Conditional Capitals 2008/I and 2008/II are no longer required, and are to be replaced by the new Conditional Capital 2010/I. The resolution on the amendment to the Articles of Association and the resolution on the conditional capital increase are therefore only to be registered for entry in the commercial register if the resolutions under item 9 on the Agenda have not been contested within the contestation period, any claim has been rejected in a legally binding manner, or a legally binding resolution approving the registration has been adopted.

With respect to shareholders' mandatory pre-emptive rights, the authorization proposed for resolution provides for two basic structuring alternatives:

Commerzbank Aktiengesellschaft shareholders have in principle an unrestricted statutory right to subscribe the financial instruments. To simplify handling, however, the bonds may be issued to one or more financial institutions or the members of a syndicate of financial institutions, or similar entities as defined in § 186 (5) 1 Stock Corporation Act, with the obligation of offering the bonds/notes to the shareholders in accordance with their pre-emptive rights (indirect pre-emptive right as defined in § 186 (5) Stock Corporation Act). At the same time, the intention is that the Board of Managing Directors should be empowered to exclude, with the approval of the Supervisory Board, shareholders' statutory pre-emptive rights to subscribe the financial instruments to be issued. However, the possibility of excluding shareholders' pre-emptive rights only exists within the limits specified in the authorization.

Pre-emptive rights may only be excluded to a very limited degree in two cases – to handle any fractional amounts arising when determining the subscription ratio and to make it possible to grant pre-emptive rights to holders/creditors of previously issued financial instruments with conversion rights or conversion obligations, or option rights or option obligations. In order to reach a practical subscription ratio, fractional amounts may arise depending on the amount of the respective volume being issued. If pre-emptive rights are excluded in these cases, this makes it easier to process the capital raising transaction, in particular the processing of shareholders' pre-emptive rights. If shareholders' pre-emptive rights are excluded in favour of holders/creditors of previously issued financial instruments with conversion rights or conversion obligations, or option rights or option obligations, this is done to ensure protection against dilution to which they are generally entitled under the terms and conditions of the bonds. Excluding pre-emptive rights when utilizing the authorization being proposed here for resolution is an alternative to adjusting the conversion or option price, which would otherwise have to be done. If adjusting the conversion or option price is avoided by excluding pre-emptive rights, this enables a higher inflow of funds in favour of Commerzbank Aktiengesellschaft to be achieved upon the issue of financial instruments under this authorization.

In addition, the Board of Managing Directors (with the approval of the Supervisory Board) is entitled under the proposed authorization to exclude shareholders' rights to a greater degree, but only under specific additional strict provisions. The authorization here takes advantage of the possibility provided for in law under § 221 (3) 4 Stock Corporation Act, pursuant to which pre-emptive rights may be excluded "if the capital increase for cash does not exceed ten per cent of the share capital and the issue price is not substantially lower than the price quoted on the stock exchange". The conditional capital available for servicing the conversion rights or obligations or option rights or obligations issued under exclusion of pre-emptive rights through the application of § 186 (3) 4 Stock Corporation Act is limited from the outset for the authorization proposed for resolution to 10 % of the share capital at the time at which the authorization enters into effect or the time at which the authorization is exercised, whichever amount is lower. This currently represents an amount of €307,151,760.00. In addition, the Board of Managing Directors will observe this limit of 10 % of the share capital for the sum of all exclusions of pre-emptive rights pursuant to § 186 (3) 4 Stock Corporation Act, and will moreover not set the issue price substantially lower than the theoretical fair value determined in accordance with recognized financial-mathematical methods. This will ensure that the provisions of § 186 (3) 4 Stock Corporation Act are also complied with in respect of the issue price when utilizing Conditional Capital 2010/I.

This will put the Board of Managing Directors, with the approval of the Supervisory Board, in a position to access the capital markets rapidly at short notice and, by fixing terms in line with the market, to achieve optimal conditions for setting the rate of interest and especially the issue price of the financial instruments, with a view to strengthening Commerzbank Aktiengesellschaft's capital base. Placements that exclude shareholders' pre-emptive rights provide an opportunity for achieving a significantly higher inflow of funds than in the case of issues granting pre-emptive rights. The main point here is that, in excluding pre-emptive rights, Commerzbank Aktiengesellschaft obtains the flexibility it requires to take advantage of favourable situations on the stock market at short notice. When granting pre-emptive rights, § 186 (3) 4 Stock Corporation Act admittedly allows publication of the terms of the financial instruments up to the third-last day of the subscription period. However, a market risk exists for several days in view of the volatility of the stock markets, in particular the risk of negative changes in the share price, which would require the application of a safety margin when setting the terms of issue, thereby resulting in terms which were not in line with the market. Uncertainty about the utilization of the pre-emptive rights also puts a successful placement at risk or at least burdens it with additional expenses if the issue of the financial instruments is undertaken with pre-emptive rights being granted. Commerzbank Aktiengesellschaft cannot react at short notice to changes in market conditions when there are pre-emptive rights owing to the length of the subscription period. Instead it is exposed to falling share prices during the subscription period which could lead to capital being raised at terms unfavourable to Commerzbank Aktiengesellschaft.

Fixing the issue price for the financial instruments at a level not substantially below their market value prevents any significant dilution of the financial value of Commerzbank shares; this takes account of the requirement to protect shareholders. Whether or not there is a dilution effect can be determined by comparing the theoretical stock exchange price as determined by recognized financial-mathematical methods with the issue price. If this issue price is in the best judgement of the Board of Managing Directors only insignificantly lower than the theoretical stock exchange price at the time of the issue of the financial instruments, exclusion of pre-emptive rights is permissible pursuant to the intention and purpose of the regulation contained in § 186 (3) 4 Stock Corporation Act. This ensures that shareholders are protected against inappropriate dilution of the shares they hold: due to the provision in the authorization that the issue price should not be set substantially lower than theoretical fair value, the value of a pre-emptive right would practically fall to zero. This means that shareholders would not suffer any significant losses as a result of the exclusion of pre-emptive rights. Moreover, they have the option of maintaining their proportional holding in Commerzbank Aktiengesellschaft's share capital by acquiring the necessary number of shares via the stock market on virtually the same terms. If the Board of Managing Directors considers it appropriate in a given situation, it can and will call in the expert advice of third parties and, for instance, the assurance of an independent bank that no significant dilution in the value of the shares is to be expected. Independent of this review by the Board of Managing Directors, the use of a bookbuilding process also ensures that conditions are fixed in line with market conditions and thus prevents the risk of significant dilution. In a bookbuilding process, the financial instruments are not offered at a fixed price. Instead the issue price in particular, the conversion or option price, the rate of interest and other terms of the financial instruments are only set on the basis of the applications submitted by investors to buy the instruments in the course of the bookbuilding process. This ensures that the total value of the financial instruments is in line with market conditions.

Furthermore, these shares, which are to be issued from Conditional Capital 2010/I in respect of convertible bonds or bonds with warrants or profit-sharing certificates with conversion or option rights issued with exclusion of pre-emptive rights, are to be offset against the total of 20 % of the existing share capital applicable for the exclusion of shareholders' pre-emptive rights in connection with capital increases against cash contribution or contribution in kind using Authorized Capital 2010.

Finally, the authorization provides for the complete exclusion of pre-emptive rights in the event that profit-sharing certificates are issued under the authorization without conversion or option rights. A requirement for the permissibility of excluding pre-emptive rights is that the profit-sharing rights are structured like straight bonds, i.e. do not confer any rights of membership in the Company or rights to liquidation proceeds from or profits of Commerzbank Aktiengesellschaft. Although it is permissible for the payment of interest to be made dependent on the existence of a net profit, distributable profit or a dividend, no provision is allowed to state that a higher net profit, a higher distributable profit or a higher dividend will lead to the payment of a higher amount of interest. In any event, the issue of profit-sharing rights changes or dilutes neither shareholders' voting rights nor their pro-rata share in the Company and its profit. Further, as the issue is to be made in line with market conditions, which is provided for if pre-emptive rights are excluded, no material value exists for pre-emptive rights. This form of exclusion of pre-emptive rights accordingly also does not result in any disadvantages to the shareholders. The advantage of an issue of financial instruments while excluding pre-emptive rights in this manner to Commerzbank Aktiengesellschaft – and therefore indirectly to its shareholders – is that, in contrast to an issue with pre-emptive rights, the issue price is not fixed until immediately before the placing, thus avoiding an increased risk of changes in the share price and allowing the proceeds of the issue to be maximized without any safety margin in the interest of all the shareholders.

The proposed conditional increase of share capital by up to €702,000,000.00 is intended solely for the purpose of ensuring that the requisite number of Commerzbank shares can be issued upon exercise of conversion or option rights, and/or upon fulfilment of conversion obligations or obligations arising upon the exercise of options to the extent that these are needed and, for instance, existing treasury shares are not being used.

Report by the Board of Managing Directors on item 10 of the Agenda

In a resolution adopted by the General Meeting on May 15, 2009 (item 12 on the agenda), based on § 15 (2)) Financial Market Stabilisation (Acceleration) Act (FMStBG) – in the wording of the Financial Market Stabilisation (Supplementary) Act (FMStErgG) dated April 7, 2009 – the Financial Market Stabilisation Fund was granted the right to request the Company to issue ordinary shares in the Financial Market Stabilization Fund against full or partial contribution of the silent participation in the company (Silent Participation II) in accordance with the agreement dated June 3, 2009. In this connection, shareholders' pre-emptive rights are excluded pursuant to § 15 (2) 2 of the FMStBG. This enabled the Financial Market Stabilisation Fund to maintain its existing ownership stake of 25 % plus one share in the Company's share capital and to protect itself against dilution in the case of additional capital increases. To secure Financial Market Stabilisation Fund's conversion rights, Conditional Capital of up to €390,000,000.00 was established in accordance with § 7a FMStBG (in the version of FMStErgG).

Based on § 15 (2) 1 FMStBG (in the version of FMStErgG), the Financial Market Stabilisation Fund is to be granted the right to demand, on the grounds stated above, the issue of ordinary shares by the Company to the Financial Market Stabilisation Fund against complete or partial contribution of a silent partnership as provided for in the agreement dated December 19, 2008 (Silent Partnership I), in order to maintain its existing ownership stake of 25 % plus one share in the Company's share capital and to protect itself against dilution in the case of additional capital increases. Pursuant to § 15 (2) 2 of the FMStBG (in the version of the FMStErgG), shareholders' pre-emptive rights are excluded. Pursuant to § 15 (2) 1 of the FMStBG (in the FMStErgG version), such a conversion right requires the approval or authorization of the Annual General Meeting. This approval or authorization is to be obtained through the resolution to be adopted under item 10 a) on the Agenda.

Apart from the right of the Financial Market Stabilisation Fund to maintain its ownership stake in the Company in the case of capital increases, this allows for redemption of not only one, but both of the Financial Market Stabilisation Fund's silent participations with company shares instead of capital repayments to the extent of the conditional capital available for this purpose. It is in the interest of Commerzbank

Aktiengesellschaft to redeem both silent participations for shares of the Company to this extent, since this is financially more advantageous for the Bank than cash repayments. It is also in the interest of shareholders to redeem the silent participations with shares, since their rights to dividends would no longer be subordinated to the entitlements of the Financial Market Stabilisation Fund.

Through the resolution under item 10 b) on the Agenda, new conditional capital is to be established for securing the conversion right of the Financial Market Stabilisation Fund under Silent Participation I and Silent Participation II in accordance with § 7a FMStBG (in the version of the FMStErgG). The share capital of Commerzbank Aktiengesellschaft is to be conditionally increased by up to €355,666,667.20 through the issue of up to 136,794,872 no-par-value bearer shares (Conditional Capital 2010/II). The new Conditional Capital 2010/II is thus available for any conversion request made in connection with Silent Participation I and/or Silent Participation II. Together with Conditional Capital 2009, a higher total volume will then exist for a conditional capital increase in order to enable the Financial Market Stabilisation Fund to maintain its existing ownership stake of 25 % plus one share in the Company's share capital if the authorization framework for capital measures is adapted to the share capital on the basis of the resolution proposed under item 8 on the Agenda concerning the establishment of a new Authorized Capital 2010, and the resolution proposed under item 9 on the Agenda concerning the establishment of a new Conditional Capital 2010/I. Pursuant to § 7a FMStBG (in the version of FMStErgG), a conditional capital increase may be resolved in connection with a recapitalization in accordance with § 7 of the FMStFG, in addition to the purposes outlined in § 192 (2) Stock Corporation Act to grant conversion or pre-emptive rights to the fund as a silent partner. This conditional capital is not to be added to other conditional capital, pursuant to § 7a 2 FMStBG (in the version of FMStErgG). The calculation of the issue price of the new shares is based on the volume-weighted price of the ordinary shares of Commerzbank Aktiengesellschaft on the XETRA trading system or on a similar successor system to the XETRA system on the Frankfurt Stock Exchange, over the ten trading days preceding the submission of the conversion request. The number of shares to be issued is calculated – subject to mandatory legal provisions stipulating the determination of the conversion ratio – by dividing the investment price required for the conversion at the time of the conversion request by the issue of new shares.

The proposed resolution is only intended to be adopted if an increase in the authorization framework for capital measures is resolved wholly or partially in the amount proposed in the resolution under item 8 on the Agenda.

Total number of shares and voting rights at the time the meeting was convened

At the time the Annual General Meeting was convened, Commerzbank Aktiengesellschaft had share capital of €3,071,517,607.80, which is divided into 1,181,352,926 no-par-value shares with, in principal, the same number of voting rights.

Prerequisites for participating at the General Meeting and exercising voting rights

Shareholders are entitled to participate at the Annual General Meeting and exercise their voting rights if they register with:

Commerzbank Aktiengesellschaft
Group Markets Operations
GS-MO 2.5.1 AGM
60261 Frankfurt am Main
Fax: +49 (0) 69/136-23809
E-mail: ztbm-hv-eintrittskarten@commerzbank.com

providing evidence of their shareholding by not later than 24.00 h (CEST) on May 12, 2010.

The custodian bank must confirm that the shares are held; such confirmation must relate to the start of the twenty-first day before the Annual General Meeting (April 28, 2010, 00.00 h, CEST) (record date). The registration to attend and confirmation of share ownership must be provided in text form (§ 126b Civil Code) in either German or English.

The record date is decisive for determining the scope and exercise of participation and voting rights at the General Meeting. Persons may only be deemed shareholders in the Company entitled to attend the General Meeting and exercise voting rights if they have submitted evidence of their holding of shares as of the record date. Shares are not blocked on the record date for evidence of ownership or upon registration to attend the General Meeting, i.e. shareholders may continue to dispose freely over their shares as before, even after the record date and after registration. Shareholders who have registered for participation at the General Meeting and submitted evidence of their holdings by the record date are also entitled to attend the meeting and exercise their voting rights even if they sell their shares after the record date. However, shareholders who have only purchased their shares after the record date are not entitled to attend the General Meeting and are also not entitled to vote, unless they are authorized by a proxy to represent them or to exercise their rights on their behalf. The record date is not of relevance with respect to dividend entitlement. The sole prerequisites for participation in the General Meeting and the right to exercise participation and voting rights and in which amount are therefore the provision of evidence of holdings of shares by the record date and punctual registration to attend the meeting.

Upon receipt of registration to attend and evidence of share holdings, the registration office will send admission tickets for the General Meeting, together with authorization forms for appointing proxies. To participate in the AGM and exercise their voting rights, we recommend as in previous years that shareholders apply to their custodian bank in good time for an admission ticket. The custodian bank will arrange the necessary registration and confirm the shareholding to the above office. In order to ensure that the admission ticket arrives in time, please order it from the custodian bank at the earliest opportunity.

Procedure for voting by proxy

Authorization of a third party

Shareholders who do not wish to attend the Annual General Meeting in person may have their voting rights exercised by proxy, e.g. by a shareholders' association, a bank or a person of their choice. The same regulations with respect to evidence of shareholdings and registration to attend for the General Meeting apply in this case as those cited above.

Proxies may be issued through declaration towards the authorized representative or the Company, and must be made in text form (§ 126b Civil Code) unless they are issued to a financial institution, a shareholders' association or an equivalent natural or legal entity in accordance with § 135 (8) and (10) in conjunction with § 125 (5) Stock Corporation Act. The same rule applies to the revocation of a proxy and the confirmation of a proxy issued to a representative towards the Company.

Banks, shareholders' associations and equivalent natural or legal entities in accordance with § 135 (9 and 10) in conjunction with § 125 (5) Stock Corporation Act may stipulate different regulations governing the form of issue of proxy for their own representation. In such cases, shareholders are advised to consult the person or entity to be named as proxy in good time in order to coordinate the form of issue of the proxy. In accordance with the relevant legal provisions, in these cases the authorization must be granted to a specific proxy and must be verifiable. The authorization must also be complete and must contain a clause granting the power of proxy to exercise voting rights.

Shareholders receive a proxy authorization form and additional information about representation together with their admission ticket. The use of the authorization form is not mandatory. It is also possible for shareholders to issue a specific authorization in text form.

The following address may be used for declaring a proxy towards the Company, its revocation and the submission of the confirmation of a proxy granted to an authorized representative, or its revocation:

Commerzbank Aktiengesellschaft
Group Markets Operations
GS-MO 2.5.1 AGM
60261 Frankfurt am Main
Fax +49 (0) 69 / 136 - 23809
E-mail: ztbm-hv-eintrittskarten@commerzbank.com

The Company also offers the option of communication via the Internet (http://www.commerzbank.com/agm). Detailed information is available online.

If a shareholder authorizes more than one person as proxy, the Company may reject one or more of them.

Authorization of proxies appointed by the Company
Shareholders also have the option of arranging for their voting rights to be exercised by proxies appointed by Commerzbank Aktiengesellschaft. These proxies only exercise voting rights as specifically instructed. Shareholders may issue the necessary powers of representation and instructions in text form (§ 126 Civil Code). The revocation of a proxy and issued instructions may also be made in text form. If shareholders wish to avail themselves of this option, they require an admission ticket – even if they do not wish to attend the Annual General Meeting in person. Together with the admission ticket, they will receive the form to be used for issuing proxy authority and instructions, as well as information on how to issue proxy authority and instructions via the Internet. Further information on issuing proxies and instructions can be found on the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm). Proxy authorities and instructions issued by mail or by fax must reach Commerzbank Aktiengesellschaft at the aforementioned address or fax number by May 17, 2010. Proxies and instructions may be issued via the Internet until 8 p.m. (CEST) on May 18, 2010. If designated proxies receive an authority and instructions for one and the same shareholding by mail and also by fax and/or via the Internet – all within the specified deadlines – only the information received by mail will be considered binding. If information is sent both by fax and via the Internet, only the information sent by fax will be considered binding. Unless explicit instructions are provided concerning the individual items on the Agenda, any authority given to the designated proxies either in written form, by fax or via the Internet will be invalid. The proxies designated by the Company cannot accept any mandates relating to making comments, asking questions or proposing motions.

Shareholders' rights

Requests for additions to the Agenda in accordance with § 122 (2) Stock Corporation Act
In accordance with § 122 (2) Stock Corporation Act, shareholders with a combined holding of one-twentieth of the share capital or the prorata amount of €500,000.00 (which is equivalent to 192,308 shares) may request items to be added to the Agenda and published. Each new item must be accompanied by a substantiation or proposal. Requests must be addressed in text form (§ 126 Civil Code) to the Board of Managing Directors, and must reach the company at the address shown below at least thirty days prior to the General Meeting, i.e. by not later than 24.00 h (CEST) on April 18, 2010. Requests for additions to the Agenda cannot be considered if they are received after the above date. All such requests must be addressed to:

Commerzbank Aktiengesellschaft
– Board of Managing Directors –
Kaiserplatz
60261 Frankfurt am Main

Shareholders wishing to request an addition to the Agenda must provide proof that they have held the specified minimum number of shares for at least three months prior to the date of the General Meeting, and that they will retain the shares until a decision has been made concerning their request – cf. § 142 (2) 2 Stock Corporation Act in conjunction with § 122 (1) 3 and (2) 1 Stock Corporation Act. For the provision of proof, a corresponding confirmation by the custodian bank is sufficient.

Unless they have already been published at the time the meeting was called, extensions to the Agenda that have to be announced must be published in the electronic Federal Gazette immediately after receipt of the request, and placed at the disposal of those media about which it may be assumed that they will distribute the information throughout the European Union. They will also be made accessible via the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm).

Motions and nominations by shareholders in accordance with § 126 (1) and § 127, Stock Corporation Act

Shareholders may put forward counter-proposals to proposals by the Board of Managing Directors and/or the Supervisory Board concerning a specific item on the Agenda. They may also nominate candidates for election as auditors. Counter-proposals must be accompanied by an explanation. Counter-proposals with the relevant explanation and nominations for election must be sent to the following address only, and must have been received at least fourteen days before the General Meeting, i.e. by not later than midnight (CEST) on May 4, 2010:

Commerzbank Aktiengesellschaft
– Group Legal –
60261 Frankfurt am Main
Fax: +49 (0) 69 / 136 - 42196
E-mail: gegenantraege.2010@commerzbank.com

Counter-proposals to items on this Agenda and/or proposals for election which are received by the stated deadline will be published on the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm) together with the name of the shareholder concerned and the explanation. Any comments issued by the management will similarly be published on this website. Counter-motions or proposals for election from shareholders not sent to the correct address or not received by the deadline cannot be considered. The right on the part of shareholders to put forward counter-proposals regarding the various items on the Agenda during the General Meeting, without previously submitting them to the Company by a specified deadline, remains intact. Please note that counter-proposals submitted to the Company in advance by the specified deadline can only be given consideration at the General Meeting if they are put forward verbally at the Meeting.

Under the conditions cited in § 162 (2) Stock Corporation Act, the Board of Managing Directors may decide not to publish a counter-proposal and its substantiation.

The sentences above apply analogously to nominations by shareholders for the election of auditors (§ 127 Stock Corporation Act), with the exception that no explanation is required for nominations for election. Except in cases covered by § 126 (2) Stock Corporation Act, the Board of Managing Directors is also not obliged to publish nominations by shareholders if these do not include the details stipulated in § 124 (3) 4 Stock Corporation Act.

Right to information pursuant to § 131 (1) Stock Corporation Act

In accordance with § 131 (1) Stock Corporation Act, the Board of Managing Directors is obliged to provide shareholders with information about the Company's affairs upon their request at the General Meeting, insofar as the information concerned is necessary for the assessment of the item on the Agenda in question. The obligation on the part of the Board of Managing Directors to provide information also encompasses the Company's legal and business relations with an associated company, as well as the situation of the Group and the companies included in the consolidated financial statements, since under item 1 on the Agenda the consolidated financial statements and the Group management report also have to be presented at the General Meeting. Requests for information must be made verbally at the General Meeting. For the reasons stated in § 131 (3) Stock Corporation Act, the Board of Managing Directors may decide not to answer certain questions. In accordance with the Articles of Association of Commerzbank Aktiengesellschaft, the chairman of the General Meeting is also authorized to impose appropriate time restrictions on the right of shareholders to ask questions and make statements. In particular, the chairman may establish reasonable time limits at the outset or during the General Meeting for the entire duration of the General Meeting, for discussion of the individual points on the Agenda, and for individual questions or statements.

Reference to the website of Commerzbank Aktiengesellschaft

All information pursuant to § 124a Stock Corporation Act is available on the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm) as of the date on which the General Meeting has been announced. The information includes the documentation to be made available at the General Meeting:

With regard to item 1 of the Agenda

- The financial statements and the management report (including the explanatory report on information pursuant to § 289 (4) and (5) of the Commercial Code) of Commerzbank Aktiengesellschaft for the financial year 2009

- The annual report for the Commerzbank Group for the 2009 financial year containing the consolidated financial statements, the Group management report (including the explanatory report on information pursuant to § 315 (2) No. 5 and (4), Commercial Code), the report of the Supervisory Board, the corporate governance report and the remuneration report for the 2009 financial year

- The list of holdings pursuant to § 285 (1) 11 and 11a, § 287, § 313 (2) and (4) Commercial Code

- The report of the Supervisory Board signed by the chairman of the Supervisory Board

With regard to item 4 of the Agenda

- The report on the remuneration system to be applied in the financial year 2010

With regard to items 8 to 10 of the Agenda

- The signed reports of the Board of Managing Directors prepared by the members of the Board of Managing Directors for these Agenda items

From the date on which the General Meeting is announced, the documents cited above will be available for inspection by the shareholders at the offices of Commerzbank Aktiengesellschaft (Kaiserstraße 16, 60311 Frankfurt am Main, Germany), and will be sent to shareholders upon request. Requests should be addressed to Commerzbank Aktiengesellschaft, Group Communications, 60261 Frankfurt am Main.

The voting results must also be published after the General Meeting on the website of Commerzbank Aktiengesellschaft (http://www.commerzbank.com/agm).

Broadcast of the General Meeting on the Internet
Shareholders may watch parts of the Annual General Meeting of Commerzbank Aktiengesellschaft live on the Internet from 10 a.m. onwards (CEST) on May 19, 2010. The necessary access will be provided at http://www.commerzbank.com/agm.

This announcement of the Annual General Meeting has been published in the electronic Federal Gazette of March 31, 2010, and has been submitted to those media for publication that may be assumed to distribute the information throughout the European Union.

Frankfurt am Main, March 2010

COMMERZBANK
Aktiengesellschaft

The Board of Managing Directors



COMMERZBANK

Achieving more together

With a strong partner you can achieve more. With this in mind, we place particular emphasis on the joint pillars of partnership and performance. We achieve impressive results for our customers by combining competence, comprehensive financial solutions and personal commitment. The people highlighted in this report are perfect examples of these core values.

The yellow ribbon is the recurring theme running throughout this report, tying together the various sections and binding them into a unified whole. It symbolizes our unbroken link with our customers and business partners, true to the spirit of our brand promise: "Achieving more together".



A new bank is born. The merger of two of Germany's major traditional institutions allows us to combine the best of both worlds and to take the bank from strength to strength. Our investment banking division has been operating under a single new brand since September 1, 2009, and from the second quarter of 2010 our 1,200 branches in Germany will be operated under the name Commerzbank.

The new bank

Integration

Merging two of Germany's major banks to create a new market leader in and for Germany is a highly ambitious project.

Integrating Dresdner Bank requires a committed effort from all involved on both sides, and we made excellent progress on this front in 2009. In addition to the completion of the acquisition of Dresdner Bank and its merger with Commerzbank, particular highlights include the integration of the head offices and the agreement with employee representatives on the reconciliation of interests for the integration of Dresdner Bank's employees and regional locations into the new Commerzbank.

And our new, uniform branding sends out a clear statement. As the past few months have shown: we are growing together.

Strategy

We have successfully stabilized Commerzbank during tough times, and our new strategy will ensure that we emerge from the crisis stronger than ever.

In the past year, we have put the new Commerzbank on the right track, not just legally and organizationally, but most importantly also in terms of strategy. In May 2009, we launched the strategic programme Roadmap 2012. The new group structure enables us to focus on our customer-oriented core business in the core bank, while at the same time we are seeking to optimize and realign the scale of our asset-based financing activities. The Portfolio Restructuring Unit allows us to separate out portfolios that we no longer want. With this structure, we can concentrate on three key tasks:

Increasing profitability, unlocking cost synergies and reducing risk. These measures have been implemented consistently since their introduction. This strategy is our response to the challenges of the financial market crisis.



Roadmap 2012. This is our strategic programme for becoming Germany's best bank.
The Roadmap 2012 shows our employees how to achieve sustainable profits for Commerzbank, creating a new Commerzbank that is leaner, more effective and more efficient than ever before.



Aiming high. Changes in the marketplace give Commerzbank a unique opportunity to reposition itself as a strong financial services provider in one of the world's largest economies. We are the first port of call for private and corporate customers, offering them a consistently strong and reliable partner.

The new bank

Objectives

With our new strategy and sustainable structures, we are aiming to become the leading principal bank in Germany.

We will continue to build on our excellent position in the private and corporate customer segments in Germany. On this basis, we currently expect that we will be generating profits by 2011 at the latest, and that we will achieve our medium-term goal of a planned after-tax return on equity of 12 % in 2012.

Partnership and performance

We offer a unique combination: Commerzbank is the only bank in Germany to unite partnership and performance.

Partnership means that we take care of our customers. We want our business relationship to be based on an equal footing and to find the solution that best meets their needs. We do everything we can to help our customers achieve their goals.

Performance means that we lead our customers on the path to success with strength and experience. Today we are already one of the top banks in Germany and unite the strengths of two successful institutions.

Our competencies coupled with our powers of innovation mean that we can accommodate the specific needs of our customers and develop solutions that are tailored to them. This makes us a high-performance partner.



Achieving more together. With a strong partner you can achieve more. With this in mind, we place particular emphasis on the joint pillars of partnership and performance. The result: success for our customers, based on a relationship of reliability, continuity and innovation that is geared towards their financial goals.


COMMERZBANK

One name, one logo, one bank. Our new logo depicts how the merger of two traditional brands has given rise to something new, exciting and innovative.

The new brand

One important milestone on the road to the new Commerzbank was the launch in autumn 2009 of our new brand identity. This is our way of signalling to our customers, shareholders and business partners that we have repositioned ourselves.

The central image of the new brand identity is our new logo, which consists of three main elements: the name "Commerzbank" with the new modern font, the lively yellow colour and the three-dimensional ribbon. The logo emanates quality and self-assurance, expressing our confidence as a strong brand. Our new brand promise, "Achieving more together", encapsulates our core values of "partnership" and "performance".

In the second quarter of 2010, we will start to switch our branches over to the new branding, presenting the new Commerzbank to our customers with a modern and dynamic image.



Contents

Most important events of 2009



Reliable partner At mid-2009, the new Commerzbank was serving nearly 15 million customers.

Q1/09

At the beginning of January, Commerzbank and the Special Fund Financial Market Stabilization (SoFFin) agreed to strengthen the bank's capital base. This enabled the bank to fulfil its responsibility as a source of credit for German businesses and remain a reliable partner for its customers. In mid-January, Commerzbank completed its acquisition of Dresdner Bank.

In February the bank announced that the Group had broken even in 2008. The core capital ratio (under IFRS) was 10.1 % at the end of 2008. Commerzbank and Dresdner Bank were together serving around 11 million private customers in Germany. At the end of March, the bank and employee representatives reached an agreement on the integration of the Commerzbank, Dresdner Bank and Dresdner Kleinwort head offices at the Frankfurt location.

Q2/09

With the Roadmap 2012 launched in May, Commerzbank planned to reinforce its status as market leader in Germany in the field of private and corporate customer banking. The main focus was on building up a profitable core bank, while optimizing the asset-based lending business and reducing the portfolios that do not form part of the bank's core business. According to the Roadmap 2012, gross income in 2012 should be close to €14bn, with a cost base of less than €8bn. That lays the groundwork for an operating profit of €4bn.

On May 11, the merger of Dresdner Bank AG with Commerzbank AG was recorded in the commercial register. In mid-May, the Annual General Meeting passed a resolution allowing the capital increase for the 25 % stake taken by SoFFin in the bank's share capital.


COMMERZBANK
Die neue Commerzbank
"Roadmap 2012": Fokussierung, Optimierung,

Roadmap 2012 Martin Blessing launched the Roadmap 2012 on May 8. Commerzbank plans to use the Roadmap 2012 to strengthen its position as the market leader in German private and corporate banking.


Mittelstandsbank
des Jahres
2009
Markt
UND MITTELSTAND

Best Mittelstandsbank of 2009 For the second year in a row, Commerzbank was named Mittelstandsbank of the year. We are the market leader by volume of lending to SMEs.


Dresdner Kleinwort

Single brand Commerzbank Corporates & Markets and Dresdner Kleinwort merged to form the single brand Commerzbank.

Q3/09

At the start of July, Commerzbank and employee representatives agreed on a reconciliation of interests for the integration of Dresdner Bank's employees and regional locations into Commerzbank.

At mid-2009, Commerzbank was serving nearly 15 million customers. During July, a number of non-strategic subsidiaries were sold. At the start of September, Commerzbank Corporates & Markets and Dresdner Kleinwort merged to form the single brand Commerzbank.

China is a key market for German companies, and the bank opened its third Chinese branch in Tianjin. Commerzbank is present in all major economic and financial centres in 60 countries.

Q4/09

In October, Commerzbank disposed of more subsidiaries that no longer fall within the bank's strategic focus. At the end of October, Commerzbank revealed its new brand identity. All branches formerly belonging to Commerzbank and Dresdner Bank will operate under the Commerzbank name from the second quarter of 2010. Central services will then be offered in all branches.

As a result of the costs incurred during the integration of Dresdner Bank and given the ongoing very difficult market conditions in 2009, the bank closed the year with a significant loss.

Letter from the Chairman of the Board of Managing Directors

Dear shareholders,

as expected, 2009 was a difficult year, which for us was also marked by the integration of Dresdner Bank into Commerzbank.

The performance of our share price was once again extremely disappointing for you, as it was for us as members of Commerzbank's Board of Managing Directors. Following the sharp decline in our share price in the previous year, the stock fell again by more than 10 % in 2009. The uncertainty in the capital market surrounding the Group's future capital structure has been a particular burden on the share price since we strengthened our core capital through a silent participation by SoFFin and the federal government. However, this step was inevitable in light of the prevailing conditions and provided Commerzbank with long-term stability in a turbulent environment. It enabled us in the past year to concentrate more closely on the integration of Dresdner Bank than would otherwise have been possible.



Martin Blessing Chairman

As a result, we were able to reach key milestones on schedule, and some even ahead of schedule. We integrated Dresdner Bank into Commerzbank in May 2009 and reached agreements with employee representatives concerning the integration of our headquarters, the social plan and the reconciliation of interests for the branch network. What is more, the investment banking division of the Commerzbank Group has been operating under the uniform brand Commerzbank since September 1; We achieved another milestone at the end of October when we presented our new brand identity. Its central element is our new logo: a yellow, three-dimensional ribbon. It is a further development of the Dresdner Bank logo and combines elements of both banks. The new brand promise which accompanies it, "Achieving more together", expresses our central values of partnership and performance. We have also decided to bring the integration of the branches forward by six months. From the second quarter of 2010 all branches

We have reacted

Our challenge	Severe financial and economic crisis and integration of Dresdner Bank
Our response	Strategic three-point program entitled "Roadmap 2012"
Our objective	"Hausbank" for private and corporate customers in Germany
Our strategy	We will focus: Create a "client-centric bank" with profitable core business areas We will optimize: Scale down our asset based credit business We will downsize: Maximize value through active management of downsize-portfolios

will operate under the name of Commerzbank and the most common central services will be offered in each branch. A further success of the integration is that we were able to realize initial cost synergies as early as the second half of 2009. One final point regarding the integration that is especially important to me: we succeeded in retaining our customers. Until now, we have not registered significant numbers of customers leaving the Bank, something that is otherwise typical for mergers like this. On behalf of myself and my fellow members of the Board of Managing Directors, I would like to thank our employees for this, and for their entire commitment over the last year – which very often went above and beyond what can normally be expected.

In addition to the integration, our new strategic Roadmap 2012 programme was a key initiative in 2009. The Board of Managing Directors developed it together and approved it in May 2009. It comprises a number of measures intended to return the Bank to full profitability and achieve an after-tax return on equity of more than 12 % in 2012. To help us implement our strategic Roadmap 2012, a new Group structure has been put in place since the third quarter which divides our Group into three areas: the core bank, asset-based finance and the cutback portfolio. The core bank comprises the customer-oriented core business activities of Commerzbank. Specifically, this includes the four segments Private Customers, Mittelstandsbank, Corporates & Markets and Central & Eastern Europe. The Asset Based Finance area essentially includes Commercial Real Estate, Public Finance and Ship Financing. The cutback portfolio, contained in the new Portfolio Restructuring Unit, will separately manage all the portfolios that we no longer wish to retain. This includes troubled assets as well as positions that are valuable but no longer match our business model since they lack a focus on customer relationships.

The Roadmap 2012 measures also include the sale of non-strategic holdings. We have already made good progress here, successfully completing the sales negotiations for Commerzbank (Switzerland) AG, Dresdner Bank (Switzerland) AG, Reuschel & Co. Kommanditgesellschaft, and in Wealth Management Dresdner Van Moer Courtens, the Belgian branch of Commerzbank International S.A. Luxembourg (CISAL), the British Wealth Management unit Kleinwort Benson (investment banking activities are unaffected by the transaction), Privatinvest Bank AG domiciled in Salzburg with a branch in Vienna, and Dresdner Bank Monaco S.A.M. Most of these sales have already been completed with the approval of the respective regulatory authorities. By divesting the units that no longer correspond to our strategy, we were also able to comply in part with EU requirements in connection with SoFFin involvement.

As I already mentioned, 2009 proved to be another very difficult year. Owing to its high exposure to foreign markets and demand for capital goods, Germany suffered one of the biggest declines in gross domestic product of any industrialized country. Year-on-year, average annual economic growth contracted by 5 % and we experienced the deepest recession in post-war history. It also became obvious that the financial market crisis is not yet over, despite clear signs of recovery. Even Commerzbank was not immune to this extremely challenging environment. The Group posted a loss of €4.5bn, which is disappointing. We are not paying a dividend for 2009, nor are we servicing the silent participations of SoFFin or any other instruments. This is in line with agreements, but it is also disappointing. We were able to significantly reduce charges to earnings resulting from the economic and financial crisis compared to the combined prior-year figure of Commerzbank and Dresdner Bank. However, these were still very high, mainly due to an increase in loan loss provisions. The integration also had a negative impact of €1.9bn on the net result. Overall, the integration will cost

€2.5bn, as announced. But it is a worthwhile investment. Once the restructuring is complete, we will realize €2.4bn in synergies every year. Despite the market environment, we succeeded in remaining profitable in our private customer business in all four quarters of 2009. In light of this, an operating profit of €170m is very respectable. The integration is progressing according to plan. The systematic implementation of our customer-oriented strategy is bearing fruit: our customer base is stable at 11 million. We are the leaders in terms of investments and custody assets. In wealth management we have the largest branch network in Germany.

The performance of the Mittelstandsbank is also impressive. Business is highly robust and the Mittelstandsbank was once again by far our most profitable unit in 2009, earning around €500m last year. We have renewed our clear commitment to German SMEs, for example with our €5bn credit programme and the appointment of a Special Representative for SME lending.

We made great progress in investment banking in 2009. The integration is already at an advanced stage and Corporates & Markets is now a division of European standing with a clear focus on customer business.

In the Central & Eastern Europe segment, sharply higher loan loss provisions sent us into the red. Ukraine is performing worse than expected, calling for further adjustments which we are currently working on intensely. However, operating customer business is very active, in particular at BRE Bank in Poland, which posted a positive result despite the crisis. Furthermore, in 2009 we successfully increased our customer base in Central and Eastern Europe by more than half a million to around 3.7 million customers.

Our asset-based finance segment continued to post a substantial loss in 2009. The reorganization of activities introduced in the segment last year has now made significant progress. We realigned Eurohypo's commercial real estate financing and focused on core markets and we reduced our public-sector lending portfolio. The positive effects of these measures will become noticeable as early as this year.

In the Portfolio Restructuring unit, our concept for the value-maximizing workout of portfolios is bearing fruit. We considerably reduced our total assets in that area last year and improved the segment result.

As a Group we were able to achieve key goals on our Roadmap 2012. Our efforts focused on "de-risking": we reduced total assets by 19 % to around €844bn, with the decline in claims on customers occurring mainly abroad. At the same time, we reduced risk assets by 17 % to €280bn. This also enables us to free up capital, which allows us to grow selectively in our core businesses. Moreover, the reduction was not at the expense of income; on the contrary, gross income was up by €4bn to €10.9bn despite the crisis and our integration efforts.

Our liquidity position remains comfortable and the core capital ratio was a solid 10.5 % at the end of 2009. This is more than we need in the long term for our customer-driven, stable business model. We made the bank "weatherproof" about a year ago with SoFFin funds, and it was right and important to do so. We will begin to repay the silent participations no later than 2012 – that is certain.

Dear Shareholders, Commerzbank has had a successful start to the new year and a very good January. However, what the bottom line will look like at the end of 2010 largely depends on developments in the financial markets. We will incur expenses from the integration of more than €300m in 2010, compared to €1.9bn in 2009. However, we will already realize significant cost synergies this year. Our loan loss provisions last year were very high and will remain high in 2010 as economic conditions will improve only slightly. Overall, this year will be another difficult year, which is why we cannot at this time promise a profit for 2010. That is a goal we will reach by 2011 at the latest. From 2012 we aim to achieve an operating profit of more than €4bn per year and an after-tax return of more than 12 %. This is perfectly compatible with our business model and risk profile. All other Roadmap 2012 targets remain unchanged. The result of our core bank in the difficult year 2009 proved that we have a robust business model with sound and sustainable earnings potential. We will continue to make visible progress in all areas this year and achieve a positive result in the core bank in 2010.

I would like to invite you to attend this year's Annual General Meeting on Wednesday, May 19, 2010 in the Jahrhunderthalle Frankfurt, and look forward to seeing you there.

Yours sincerely

Martin Blessing, Chairman

Achieving more together. The Board of Managing Directors



Frank Annuscheit
Chief Operating Officer
Member of the Board of
Managing Directors since 1.1.2008



Markus Beumer
Mittelstandsbank
Member of the Board of
Managing Directors since 1.1.2008



Michael Reuther
Corporates & Markets
Member of the Board of
Managing Directors since 1.10.2006



Dr. Stefan Schmittmann
Chief Risk Officer
Member of the Board of
Managing Directors since 1.11.2008



Ulrich Sieber
Group Human Resources,
Group Integration
Member of the Board of
Managing Directors since 1.6.2009



Martin Blessing
Chairman
Member of the Board of
Managing Directors since 1.11.2001



Dr. Achim Kassow
Private Customers,
Central & Eastern Europe
Member of the Board of
Managing Directors since 10.11.2004



Jochen Klösges
Asset Based Finance
Member of the Board of
Managing Directors since 1.6.2009



Dr. Eric Strutz
Chief Financial Officer
Member of the Board of
Managing Directors since 1.4.2004

Report of the Supervisory Board



Klaus-Peter Müller Chairman

Dear shareholders,

during the past financial year we advised the Board of Managing Directors on its conduct of the Bank's affairs and regularly supervised the way in which Commerzbank was managed. The Board of Managing Directors reported to us at regular intervals, promptly and extensively, in both written and verbal form, on all the main developments at the Bank, also between meetings. We received frequent and regular information on the company's business position and the economic situation of its individual business segments, on its corporate planning and on the strategic orientation of the Bank, and we advised the Board of Managing Directors on these topics. Between meetings I, as Chairman of the Supervisory Board, was constantly in touch with the Board of Managing Directors and kept myself informed on an ongoing basis about current business progress and major business transactions within both the Bank and the Group. The Supervisory Board was involved in all decisions of major importance for the Bank, giving its approval after extensive consultation and examination wherever required.

Meetings of the Supervisory Board

A total of ten meetings of the Supervisory Board were held in the past financial year, of which three were extraordinary meetings and two were held as conference calls.

The focus of all of the ordinary meetings was on the Bank's current business situation, which we discussed in detail with the Board of Managing Directors on each occasion. One of the focal points of our activity in the first half-year was the merger of Dresdner Bank AG into Commerzbank and the agreement with SoFFin on an additional silent participation and the

» One of the focal points of our activity was the merger of Dresdner Bank AG into Commerzbank. «

subscription of ordinary shares. In the second half of the year, we discussed and approved a new compensation model for the Board of Managing Directors. Another focal point was the current state of the integration of Dresdner Bank into the Commerzbank Group. We subjected each report of the Board of Managing Directors to critical analysis, in some cases requesting supplementary information, which was always provided immediately and to our satisfaction.

In the meetings on January 6 and 8 the Supervisory Board discussed in detail the acquisition of Dresdner Bank by Commerzbank, particularly given the news of the deterioration in the financial situation of Dresdner Bank, which resulted in an adjustment to the initially agreed purchase price.

At the meeting on February 17, 2009 our discussions centred on the preliminary figures for the financial year 2008 as well as the negative effects on earnings of the new Commerzbank expected in 2009. In the ensuing discussion, we satisfied ourselves that the expectations and targets presented were plausible – especially in view of the ongoing financial crisis and the related need for writedowns on asset portfolios – and reviewed various alternative courses of action.

At the meeting on March 26, 2009 we examined the annual financial statements and the consolidated financial statements for 2008, which we reported on in detail in the last annual report. In addition, we occupied ourselves intensively with the agreement on the merger of Dresdner Bank AG into Commerzbank AG and gave our approval for the agreement.

The exceptional meeting of the Supervisory Board on May 7, 2009 was devoted in particular to the discussions with SoFFin and the EU Commission about the additional silent participation and the subscription of ordinary shares with a view to the Annual General Meeting in May.

The meeting on May 15, 2009 was given over to preparations for the upcoming Annual General Meeting. As the period of office of three Supervisory Board members ended at the Annual General Meeting and three new members had been proposed for election by the General Meeting, their functions in the committees of the Supervisory Board were defined for the event of their election. The current composition of the committees may be found on page 32 of this annual report.

In the meeting on July 1, 2009 the Board of Managing Directors reported to us with detailed documentation on the business development and progress of the Dresdner Bank integration. Due to the entry into force of the Act on the Appropriateness of Management Board Compensation (VorstAG) and the publication of the decisions of the Government Commission on the German Corporate Governance Code, the Supervisory Board also dealt with the increase in the D&O insurance deductible for the Board of Managing Directors and Supervisory Board.

In an extraordinary meeting on October 7, 2009 the Supervisory Board discussed, together with external compensation consultants, both the new compensation models for Commerzbank employees and in particular the new structure of the Board of Managing Directors compensation.

In the ordinary meeting that followed on November 4, 2009 the discussion centred on management's report on the Bank's current business situation and we also held our routine review of strategy and planning including the budget for 2010 and medium-term planning. Here the targets for the Bank and the Group, which were based on the business figures, were presented to us and we discussed them in detail with the Board of Managing Directors. In addition, we were apprised of current progress in the integration of Dresdner Bank. An additional topic discussed at this meeting was the Bank's corporate governance. We made adjustments to the rules of procedure for the Supervisory Board in June 2009 in line with the amendments to the German Corporate Governance Code. The efficiency audit of the Supervisory Board by an external advisor was not yet completed at that time. Further details on corporate governance at Commerzbank and on the efficiency audit of the Supervisory Board can be found in this annual report on pages 40 to 43.

At an additional extraordinary meeting on December 14, 2009 the Supervisory Board completed its deliberations on the new compensation model for the Board of Managing Directors and decided on the annual statement of compliance under section 161 of the German Stock Corporations Act (AktG).

In addition to this, for reasons of expediency in particular cases, decisions were also taken by circular resolution.

In several meetings we occupied ourselves with issues relating to the Board of Managing Directors, after prior consultation in the Presiding Committee. These were, in particular, the appointment of Mr. Blessing as Chairman of the Board of Managing Directors, the termination of Mr. Hartmann's mandate on the Board of Managing Directors and the new appointment of Mr. Klösges and Mr. Sieber as members of the Board of Managing Directors.

Committees

The Supervisory Board has formed six committees from its members. Their current composition appears on page 32 of this annual report.

The Presiding Committee held eight meetings in the year under review, three of which were extraordinary meetings and one a conference call. Its discussions were devoted to preparing the plenary meetings and adding depth to their deliberations, especially with regard to the business situation. Contrary to previous years, the otherwise regular discussion of strategic equity participations in the financial sector did not play a dominant role due to the conditions imposed by the EU for approval of the Dresdner Bank takeover. In addition the Chairman's Office addressed the recurrent topic of the compensation of the Board of Managing Directors, also particularly in the context of the conditions imposed by SoFFin. An additional topic was the granting of loans to the Bank's staff and officers.

The Audit Committee met altogether ten times in 2009. With the auditors attending, it discussed Commerzbank's financial statements and consolidated financial statements, and also the auditors' reports. The Audit Committee obtained the declaration of independence from the auditors pursuant to section 7.2.1 of the German Corporate Governance Code and commissioned the auditors to conduct the audit. It arranged the main points of the audit with the auditors and agreed their fee with them. The Audit Committee also dealt with requests for the auditors to perform non-audit services; it also regularly received reports on the current status and individual findings of the audit of the annual financial statements, and discussed in the second half of the year each of the interim financial statements before they were published. The work of the Bank's central internal audit and compliance units also formed part of the discussions. The Audit Committee furthermore received information on current and forthcoming changes to accounting standards and their effects on the Bank's accounting. Besides these usual activities, the Audit Committee discussed in a special meeting the audit work of PwC on the annual financial statements of Dresdner Bank AG for 2008. In the first meeting of the Audit Committee following the Annual General Meeting Dr. Perlet was elected chairman of the Audit Committee. The auditors, who reported on their auditing activities, were represented at the various meetings.

The Risk Committee convened altogether five times during the past business year. At these meetings, the Risk Committee examined the Bank's risk situation and risk management intensively, especially market, credit and operational risk. Significant individual exposures for the Bank were discussed in detail with the Board of Managing Directors.

The Social Welfare Committee met for one meeting in the year under review, which was primarily concerned with the new compensation model for employees, the issue of reconciliation of interests and the social plan in connection with the acquisition of Dresdner Bank and the report on the activities of the newly-formed Commerzbank Foundation Centre.

The Nomination Committee had two meetings in the year under review. The main topics were the guidelines that the Committee approved for its activity.

As in the previous year, the Conciliation Committee set up pursuant to section 27 para. 3 of the German Co-determination Act did not hold any meetings in 2009. The committees regularly reported on their work at plenary sessions of the Supervisory Board. There was no disclosure of a conflict of interest, as required under section 3 para. 6 of the rules of procedure for the Supervisory Board, by any of the members of our Supervisory Board in the year under review.

Financial statements and consolidated financial statements

The auditors and Group auditors appointed by the Annual General Meeting, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the parent bank annual financial statements and the consolidated financial statements of Commerzbank AG and also the management reports of the parent bank and the Group, giving them their unqualified certification. The parent bank financial statements were prepared according to the rules of the German Commercial Code (HGB) and the consolidated financial statements according to International Financial Reporting Standards (IFRS). The financial statements and the auditors' reports were sent to all members of the Supervisory Board in good time. In addition, the members of the Audit Committee received the complete annexes and notes relating to the auditors' reports and all members of the Supervisory Board had the opportunity to inspect these documents. At its meeting on March 22, 2010 the Audit Committee dealt at length with the financial statements. We also convened as a plenary body for our balance sheet meeting on March 23, 2010, to examine the parent bank annual financial statements and the consolidated financial statements of Commerzbank AG as well as the management reports of the parent bank and the Group. The auditors attended both the audit committee and plenary meetings, explaining the main findings of their audit and answering questions. At both meetings, the financial statements were discussed at length with the Board of Managing Directors and the representatives of the auditors.

Following the final review by the Audit Committee and our own examination, we raised no objections to the financial and consolidated financial statements and concurred with the findings of the auditors. The Supervisory Board has approved the financial statements of the parent bank and the Group presented by the Board of Managing Directors, and the financial statements of the parent bank may accordingly be regarded as adopted.

Changes in the Supervisory Board and Board of Managing Directors

The term of office of Mr. Lürßen, Mr. Müller-Gebel and Dr. Weiss as members of the Supervisory Board ended at the Annual General Meeting on May 16, 2009 through resignation of their mandates. Mr. Lürßen, as managing shareholder of a major shipyard, was an active supporter of the interests of medium-sized companies. Mr. Müller-Gebel followed the work of the bank closely during his long years as chairman of the Audit Committee. Dr. Weiss served on the Supervisory Board for 22 years and was for many years a member of the Risk Committee. We should like to thank them for the spirit of trust and commitment that marked their work on our Board. Dr. von Bomhard, Dr. Meister and Dr. Perlet were newly elected to the Supervisory Board by the General Meeting for the remaining term of office of the departing members.

Mr. Hartmann, whom I would like to thank for his long years of service, left the Board of Managing Directors of Commerzbank AG with effect from May 7, 2009. Effective June 1, 2009, the Supervisory Board appointed Mr. Klösges and Mr. Sieber to the Board of Managing Directors.

We thank the Board of Managing Directors and all our employees for their great personal commitment and efforts in the difficult year 2009, and particularly for their contribution to the integration of Dresdner Bank.

For the Supervisory Board



Klaus-Peter Müller
Chairman
Frankfurt am Main, March 23, 2010

Supervisory Board

Klaus-Peter Müller
Chairman
Frankfurt am Main

Uwe Tschäge*
Deputy Chairman
Commerzbank AG
Düsseldorf

Hans-Hermann Altenschmidt*
Commerzbank AG
Essen

Dott. Sergio Balbinot
Managing Director
Assicurazioni Generali S.p.A.
Trieste

Dr.-Ing. Burckhard Bergmann
former Chairman of the
Board of Managing Directors
E.ON Ruhrgas AG
Hattingen

Herbert Bludau-Hoffmann*
Dipl.-Volkswirt
ver.di Trade Union
Sector Financial Services,
responsible for Commerzbank
Essen/Berlin

Dr. Nikolaus von Bomhard
(since May 16, 2009)
Chairman of the Board of
Managing Directors
Münchener Rückversicherungs-
Gesellschaft AG
Munich

Karin van Brummelen*
Commerzbank AG
Düsseldorf

Astrid Evers*
Commerzbank AG
Hamburg

Uwe Foullong*
Member of the
ver.di National Executive Committee
Berlin

Daniel Hampel*
Commerzbank AG
Berlin

Dr.-Ing. Otto Happel
Entrepreneur
Luserve AG
Lucerne

Sonja Kasischke*
Commerzbank AG
Brunswick

Prof. Dr.-Ing. Dr.-Ing. E.h.
Hans-Peter Keitel
President of the Federation of
German Industries (BDI)
Essen

Alexandra Krieger*
Dipl.-Kauffrau
Head of Division Economics
Department Codetermination
Hans-Böckler-Stiftung
Düsseldorf

Friedrich Lürßen
(until May 16, 2009)
Chairman
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Dr. h.c. Edgar Meister
(since May 16, 2009)
Lawyer
former Member of the Executive
Board of Deutsche Bundesbank
Kronberg im Taunus

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
former Deputy Chairman of the
Board of Managing Directors
ThyssenKrupp AG
Düsseldorf

Klaus Müller-Gebel
(until May 16, 2009)
Lawyer
Frankfurt am Main

Dr. Helmut Perlet
(since May 16, 2009)
former Member of the
Board of Managing Directors
Allianz SE
Munich

Barbara Priester*
Commerzbank AG
Frankfurt am Main

Dr. Marcus Schenck
Member of the Board of
Managing Directors
E.ON AG
Düsseldorf

Dr.-Ing. E.h. Heinrich Weiss
(until May 16, 2009)
Chairman
SMS GmbH
Düsseldorf

Dr. Walter Seipp
Honorary Chairman
Frankfurt am Main

* elected by the Bank's employees

Committees of the Supervisory Board

Presiding Committee
Klaus-Peter Müller, Chairman
Hans-Hermann Altenschmidt
Dr. h.c. Edgar Meister
Uwe Tschäge

Audit Committee
Dr. Helmut Perlet, Chairman
Hans-Hermann Altenschmidt
Karin van Brummelen
Prof. Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel
Prof. h.c. Dr. rer. oec. Ulrich Middelmann

Risk Committee
Klaus-Peter Müller, Chairman
Dr. h.c. Edgar Meister
Dr. Helmut Perlet
Dr. Marcus Schenck

Nomination Committee
Klaus-Peter Müller, Chairman
Dott. Sergio Balbinot
Dr.-Ing. Otto Happel

Social Welfare Committee
Klaus-Peter Müller, Chairman
Dr.-Ing. Burckhard Bergmann
Karin van Brummelen
Astrid Evers
Dr. h.c. Edgar Meister
Uwe Tschäge

Conciliation Committee
(Art. 27, (3), German Co-determination Act)
Klaus-Peter Müller, Chairman
Hans-Hermann Altenschmidt
Dott. Sergio Balbinot
Uwe Tschäge

Our share

Commerzbank share remains under pressure

The Commerzbank share price was dominated throughout 2009 by the continued high uncertainty on the financial markets. The environment for equities had plainly deteriorated considerably in early 2009, as was borne out in particular by the performance of the DAX and – in even starker fashion – by financial sector indices for Germany and the eurozone. Commerzbank was no exception: its shares came under additional pressure when the second SoFFin package was announced, losing nearly 62 % of its value between the first day of trading in 2009 and the start of March. The share hit its low for the year on March 6 at €2.22. The DAX and the Dow Jones EURO STOXX Banks index also marked their lowest levels in 2009 on that date.

Security codes	
Bearer shares	803 200
Reuters	CBKG.DE
Bloomberg	CBK GR
ISIN	DE0008032004

Commerzbank share price high and low in 2009
in €


10
8
6
4
2
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Positive newsflow from major international banks and the commitment of the key governments to supporting banks of systemic significance brightened sentiment towards the end of the first quarter, and the markets rallied. Financial stocks and to a lesser extent the DAX made gains. This positive trend continued until profit-taking brought it to a temporary halt in mid-May. Shares then staged a rally over several weeks beginning in early July, spurred on by renewed optimism among several economic sentiment indicators, reduced uncertainty

Indices of which Commerzbank forms a part

Blue-Chip indices
DAX
Dow Jones EURO STOXX Banks
Sustainability indices
ASPI Eurozone-Index
Ethibel Excellence Europe-Index
ECPI Ethical Index Euro

among market participants and an increase in investor risk tolerance. Banking stocks, which had tumbled during the financial crisis, rebounded particularly strongly. The Commerzbank stock reached its 2009 peak on September 10 at €9.64 – four and a half times the low of early March. However, while the DAX and the Dow Jones EURO STOXX Banks were posting fairly stable sideways performance in the final weeks of the year, the Commerzbank share price softened again somewhat due to the cautious assessment by many investors.

Commerzbank share vs. performance indices in 2009
daily figures, 01.01.2009=100 %


170%
150%
130%
110%
90%
70%
50%
30%
01/2009
02/2009
03/2009
04/2009
05/2009
06/2009
07/2009
08/2009
09/2009
10/2009
11/2009
12/2009
Commerzbank
DAX
Dow Jones EURO STOXX Banks

As the financial markets showed signs of recovery from the second quarter onwards, financial stocks recorded gains – some extremely strong – which more than made up for the losses of the first quarter. For example, the Dow Jones EURO STOXX Banks index put on 49 % versus its 2008 closing price. On the other hand, the DAX index, which is dominated by industrial companies, rose by just 19 %, held back by the continued tough economic situation. The Commerzbank share price fell by a further net 11 % in 2009. The average daily trading volume of Commerzbank shares on the German stock exchanges increased by nearly 21 % year-on-year to 12.9 million shares in 2009.

Capital market activity and key figures

Commerzbank's market capitalization at the end of 2009 was €7.0bn, compared with €4.3bn a year earlier. Its weighting in the DAX was 0.8 %, putting Commerzbank in 26th place. In the Dow Jones EURO STOXX Banks index – the European sector benchmark – Commerzbank ranked 15th at year-end, with a weighting of 1.0 %. The Bank is also represented in three sustainability indices, the ASPI Eurozone-Index, Ethibel Excellence Europe-Index and ECPI Ethical Index Euro, which place particular emphasis on environmental and ethical criteria alongside financial and economic factors.

Market capitalization of the Commerzbank Group
as of year-end, in € bn


9.3
9.1
17.1
19.0
17.3
4.8
7.0
2003
2004
2005
2006
2007
2008
2009

At the beginning of 2009, Allianz received some 163.5 million new Commerzbank shares from a capital increase against non-cash contributions in connection with the takeover of Dresdner Bank. These represented part of the purchase price for Dresdner Bank. The number of Commerzbank shares outstanding rose to 886 million as a result. With the approval of the Annual General Meeting on May 16, 2009, Commerzbank's share capital was increased by 25 % plus one share via the issue of new shares to SoFFin for cash. Around 295 million ordinary shares were issued at a price of €6 per share, increasing the number of shares outstanding to 1,181.4 million.

Despite the difficult market environment in 2009, Commerzbank succeeded in placing bonds on the capital market, on an unsecured basis and also on a secured basis via its subsidiary Eurohypo AG. A total capital market issue volume of some €33bn was placed during 2009. This included benchmark and jumbo issues alongside numerous private placements.

The unsecured segment featured, alongside the 3-year €5bn state-guaranteed bond issued in January, two benchmark issues with a combined volume of €2.5bn. These publicly placed bonds were aimed at diversifying the investor base internationally; the state-guaranteed bond in particular attracted large numbers of new investors. Bonds with a total value of more than €7bn were also placed via Commerzbank's private customer network. The total unsecured issue volume was in the region of €20bn.

In the secured segment, mortgage Pfandbriefe with a volume of close to €10bn and public-sector Pfandbriefe in the amount of €3bn were issued via Eurohypo. In addition to private placements, five jumbo Pfandbriefe with maturities of between five and ten years were successfully placed. Eurohypo profited from the recovery in the Pfandbrief market triggered by the ECB's covered bond purchase programme, started in July. The issues were well received by the market, as indicated by the speed of the placing, the strong demand across Europe and the attractive terms.

No dividend for financial year 2009

Irrespective of performance, no dividend will be paid in respect of financial year 2009, as was also the case for 2008. This is a condition attached to the funds provided by the Special Fund for Financial Market Stabilization (SoFFin).

Dividends
in €


0.00
0.25
0.50
0.75
1.00
0.00
0.00
2003
2004
2005
2006
2007
2008
2009

Total payout
in € m


0.0
149.7
328.4
492.9
657.2
0.0
0.0
2003
2004
2005
2006
2007
2008
2009

Shareholder base broadened

According to the most recent survey of our shareholder structure, only a little over half of all Commerzbank shares are now in the hands of institutional investors, compared with nearly 80 % at the end of 2008. This decrease is due to the fact that, since the middle of 2009, the German federal state has owned a quarter (plus one share) of Commerzbank, via SoFFin. The remainder of the shares are held by private shareholders, most of whom are based in Germany, and our major shareholders Allianz and Generali. The free float is 60 %. The proportion of shares held by investors from Germany rose to 54 % as a consequence of the new shareholder structure, driving the percentage owned by foreign investors down to 46 %.

Shareholder structure by type
31.12.2009


Allianz
>10 %
Generali
<5 %
German federal state
25 %
+ 1 share
Institutional investors
54 %
Private investors
6 %

Shareholder structure by region
31.12.2009


Abroad
46 %
Germany
54 %

Communication with the capital markets stepped up

Some 40 analysts regularly covered Commerzbank in 2009. Reflecting the still-difficult environment for the banking sector and Commerzbank's current situation, analysts were more downbeat in their recommendations than in 2008. In December 2009, just 18 % of recommendations were to buy our shares (buy/overweight/outperform), while 12 % of analysts recommended a hold (neutral/hold/in line) and 70 % recommended selling (underperform/reduce).

Analysts' recommendations
in %


buy/overweight/
outperform
18 %
underperform/
reduce
70 %
neutral/hold/
equal weight
12 %
As of December 2009
buy/overweight/
outperform
19 %
underperform/
reduce
38 %
neutral/hold/
equal weight
43 %
As of December 2008

Particularly in light of this difficult market environment for the banking industry, we chose to step up our contacts with shareholders, debt investors and analysts in 2009 in order to provide a maximum of transparency. Management and the investor relations team kept the market regularly informed and were on hand to talk to investors at various events, participating in 17 international investor conferences and holding 36 roadshows in 2008. We held 419 one-on-one and group meetings and conference calls at which we gave information on and discussed the Bank's business performance and strategic objectives. We met a total of some 920 investors and analysts through these channels. We also arranged meetings with experts at Commerzbank, in order to discuss popular topics in depth.

Our Investors' Day, which we held for the seventh time on November 25, 2009, was a particular highlight. The event was attended by about 60 investors and analysts, and once again offered an in-depth view of the Commerzbank Group's strategy and business performance. In particular, there was a great deal of interest in information on the revenue and results targets under "Roadmap 2012", which is responding to the challenges of the financial crisis. Overall, the reception given to this event was extremely positive. The high degree of transparency and the willingness of all members of the Board of Managing Directors to answer investors' and analysts' questions was again very much appreciated. We plan to hold another Investors' Day in 2010, but no date has yet been set.

Stock-exchange listings of the Commerzbank share

Germany
Berlin-Bremen
Düsseldorf
Frankfurt
Hamburg
Hanover
Munich
Stuttgart
Xetra
Europe
London
Switzerland
North America
Sponsored ADR (CRZBY) CUSIP: 202597308

Throughout 2009, our monthly "IR Monthly" magazine, launched a few years ago, kept investors and analysts regularly and proactively informed of the key events at the Commerzbank Group in the previous month and announced new presentations and forthcoming events. Naturally, we continue to inform the market on a same-day basis about important matters via Investor Relations press releases or ad-hoc announcements. The fact book "Commerzbank – Figures, Facts, Targets" also continues to report four times a year on the Bank's performance, strategy and goals. In addition, we provide a wide range of information on the Investor Relations pages of our website.

In 2009, we further stepped up dialogue with our fixed-income investors. We presented our quarterly results and the strategic "Roadmap 2012" programme at roadshows closely timed to the events. The focus of our non-deal roadshows – i.e. individual meetings with institutional investors without the specific aim of marketing a new issue – was on Europe.

In order to improve capital markets communications on an ongoing basis, the Investor Relations team regularly submits to an external benchmarking process. This independent analysis confirms that in spite of last year's difficult market environment we have improved our communication with the capital markets from an already high level. The result will spur us on to make every effort to further strengthen our investor relations work in 2010.

Highlights of the Commerzbank share

	2009	2008
Shares outstanding in million units	1,181.4	722.6
Xetra closing prices in €		
High	9.64	25.89
Low	2.22	5.40
Year-end	5.89	6.64
Daily turnover[1] in million units		
High	56.0	52.6
Low	2.7	2.2
Average	12.9	10.7
Index weighting in %		
DAX	0.8	1.0
Dow Jones EURO STOXX Banks	1.0	1.6
Earnings per share (EPS) in €	–4.40	0.0
Book value per share[2] in Euro	8.51	16.42
Market value/Book value as of 31.12.	0.69	0.40

[1] Total German Stock Exchanges; [2] excl. silent participations, minority interests and cash flow hedges.

Corporate Responsibility

We acknowledge the principles of sound, responsible management as laid down in the German Corporate Governance Code, and meet virtually all of the recommendations and proposals it makes. Pages 40 to 43 give details of this aspect of our corporate responsibility.

The term describes the extent to which a company is aware of its responsibilities whenever its business activities affect society, staff, the natural environment or the economic environment. We accept this responsibility, and report on it on pages 63 to 64.

Corporate Governance Report

Responsible corporate governance has always been a high priority at Commerzbank. That is why we – the Supervisory Board and the Board of Managing Directors – expressly support the Code and the goals and objectives it pursues. Even at the time of publication of the German Corporate Governance Code, Commerzbank's Articles of Association and the rules of procedure for the Board of Managing Directors and Supervisory Board largely complied with its requirements. Wherever this was not yet the case, we have continuously adjusted them to meet the regulations of the German Corporate Governance Code (see below). The Articles of Association and the rules of procedure are available on the Internet.

Commerzbank's corporate governance officer is Günter Hugger, Divisional Board Member Group Legal. He is the point of contact for all corporate governance issues and has the task of advising the Board of Managing Directors and the Supervisory Board on the implementation of the German Corporate Governance Code and reporting on its implementation by the Bank.

In accordance with section 3.10 of the German Corporate Governance Code, we report on corporate governance as practised at Commerzbank as follows:

Recommendations of the German Corporate Governance Code

The Bank declares every year whether the recommendations of the Commission regarding conduct have been and are being complied with, or explains which recommendations have not been and are not being implemented. This declaration of compliance by the Board of Managing Directors and the Supervisory Board is published on the Commerzbank website. There is also an archive of all the declarations of compliance made since 2002. The current declaration was made on December 15, 2009.

Commerzbank complies with virtually all of the recommendations of the German Corporate Governance Code; it deviates from them in only a few points:

Section 4.2.1 of the Code recommends that rules of procedure should regulate the activities of the Board of Managing Directors, including the allocation of responsibilities to its members. The Board of Managing Directors has adopted rules of procedure with the approval of the Supervisory Board. However, the Board of Managing Directors determines the allocation of duties among the individual Board members itself, outside of the rules of procedure. This provides it with the requisite flexibility if changes are needed, thus ensuring an efficient division of responsibilities. The Supervisory Board is informed of all changes, and is thus included in the process. The rules of procedure for the Board of Managing Directors and the specific responsibilities of the various members of the Board of Managing Directors are published on the Commerzbank website.

Following the adoption of the severance payment cap as a recommendation in section 4.2.3 of the Code it was necessary, due to the framework agreement concluded with SoFFin in 2008, to fundamentally restructure the compensation model for the Board of Managing Directors. For the appointment of new board members and extensions of contracts it was therefore decided not to adopt a severance pay cap in isolation. The new compensation structure that will take effect from 2010 includes a severance pay cap in accordance with Code recommendation 4.2.3.

According to section 5.3.2 of the Code, the Audit Committee should deal not only with accounting issues and the audit of the annual financial statements, but also with issues related to the Bank's risk management. Since risk management is particularly important for banks, the Supervisory Board decided a number of years ago to exceed the requirements of the Code by forming an independent Risk Committee, which focuses on management of the bank's credit, market and operational risks. Since the chairman of the Audit Committee is also a member of the Risk Committee, the Audit Committee receives ample information on issues relating to risk management.

The provisions of section 3.8 of the Code governing the deductible applicable to a directors' and officers' (D&O) liability insurance for the Board of Managing Directors and the Supervisory Board were duly implemented on January 1, 2010. Within the scope of their respective responsibilities, the Board of Managing Directors and Supervisory Board of Commerzbank will ensure that greater attention is paid to diversity in the composition of the Board of Managing Directors and with respect to proposals for the election of members of the Supervisory Board (sections 5.1.2 and 5.4.1), as well as the composition of other committees.

Suggestions of the German Corporate Governance Code

Commerzbank also largely complies with the suggestions of the German Corporate Governance Code, deviating from them in only a few points:

In derogation of section 2.3.3, the proxy can only be reached up to the day prior to the Annual General Meeting. However, shareholders present or represented at the Annual General Meeting are able to give their proxy instructions at the meeting itself as well.

In section 2.3.4, it is suggested that the Annual General Meeting be broadcast in its entirety on the Internet. We broadcast the speeches of the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors, but not the general debate. For one thing, a complete broadcast seems inappropriate given the length of annual general meetings; for another, a speaker's personal rights have to be considered.

Section 3.6 of the German Corporate Governance Code suggests that separate preparatory meetings should be held regularly with shareholders and employees. We arrange such preparatory meetings where the need arises.

Finally, it is suggested in section 5.4.6 of the Code that the variable compensation of Supervisory Board members should also be related to the long-term performance of the company. At Commerzbank, the variable compensation of Supervisory Board members is related to the dividend. We consider this to be a transparent and readily understandable system.

Board of Managing Directors

The Board of Managing Directors is responsible for the independent management of the Company. In this function, it is required to act in the Company's best interests and is committed to achieving a sustained increase in the value of the Company and to respecting the interests of shareholders, customers and employees, as well as other related parties. It develops the Company's strategy, agrees it with the Supervisory Board and ensures its implementation. In addition, it sees that efficient risk management and risk control measures are in place. The Board of Managing Directors conducts Commerzbank's business activities in accordance with the law, the Articles of Association, its rules of procedure, internal guidelines and the relevant employment contracts. It cooperates on a basis of trust with Commerzbank's other corporate bodies and with employee representatives.

The composition of the Board of Managing Directors and the responsibilities of its individual members are presented on pages 24 to 25 of this annual report.

Once again, in the 2009 financial year no members of the Board of Managing Directors were involved in conflicts of interest as defined in section 4.3.4 of the German Corporate Governance Code which would have to be disclosed in line with section 9.2 of the rules of procedure of the Board of Managing Directors.

Extensive details of the compensation paid to the members of the Board of Managing Directors are given in the Remuneration Report on pages 44 to 50.

Supervisory Board

The Supervisory Board advises and supervises the Board of Managing Directors in its management of the Company. It appoints and dismisses members of the Board of Managing Directors and, together with the Board of Managing Directors, ensures that there is long-term succession planning. The Supervisory Board conducts its business activities in accordance with legal requirements, the Articles of Association and its rules of procedure; it cooperates closely and on a basis of trust with the Board of Managing Directors.

The composition of the Supervisory Board and its committees is presented on pages 31 to 32 of this annual report. Information on the work of this body, its structure and its control function is provided by the report of the Supervisory Board on pages 26 to 30. The term of office of the members of the present Supervisory Board expires at the close of the 2013 Annual General Meeting.

The Supervisory Board had previously examined the efficiency of its activities every two years by means of a detailed questionnaire. Since a comprehensive survey was conducted on this basis at the end of 2007 and a number of members of the Supervisory Board were only elected in May 2008, a shorter examination was carried out in 2008. For 2009, for the first time an external consulting company was mandated to conduct an efficiency audit of the Supervisory Board's activities. The findings of the audit showed that the work of the Supervisory Board at Commerzbank is professional, and the division of labour between the full Supervisory Board and its committees may be regarded as appropriate and efficient. Suggestions from members of the Supervisory Board were brought into plenary discussions, and those that received majority approval will be taken into account for future activities.

There was no disclosure of a conflict of interest in the sense of section 5.5 of the German Corporate Governance Code, as required under section 3 para. 6 of the rules of procedure for the Supervisory Board, by any of the members of our Supervisory Board in the year under review.

Details of the compensation paid to the members of the Supervisory Board are given in the Remuneration Report on pages 51 to 53.

Accounting

Accounting at the Commerzbank Group gives a true and fair view of the net assets, financial position and results of operations of the Group. It applies International Financial Reporting Standards (IFRS), while the parent company financial statements of Commerzbank AG are prepared under the rules of the German Commercial Code (HGB). The consolidated financial statements and the financial statements of the parent bank are prepared by the Board of Managing Directors and approved by the Supervisory Board. The audit is performed by the auditors elected by the Annual General Meeting.

The annual financial statements also include a detailed risk report, providing information on the Company's responsible handling of the various types of risk. This appears on pages 152 to 186 of this annual report.

Shareholders and third parties receive additional information on the course of business during the financial year in the form of the semi-annual report as well as in two quarterly reports. These interim reports are also prepared in accordance with applicable international accounting standards.

Shareholder relations, transparency and communication

The Annual General Meeting of shareholders takes place once a year. It decides upon the appropriation of distributable profit (as reported) and approves the actions of the Board of Managing Directors and the Supervisory Board and any amendments to the Articles of Association. If necessary, it authorizes the Board of Managing Directors to undertake capital-raising measures and approves the signing of profit-and-loss transfer agreements. Each share entitles the holder to one vote.

The Bank's shareholders may submit recommendations or other statements by letter or e-mail, or may present them in person. The Bank's head-office quality management unit is responsible for dealing with written communication. At the Annual General Meeting, the Board of Managing Directors or the Supervisory Board comment or reply directly. At the same time, shareholders may influence the course of the Annual General Meeting by means of counter-motions or supplementary motions to the agenda. Shareholders may also apply for an Extraordinary General Meeting to be convened. The reports and documents required by law including the Annual Report may be downloaded from the Internet, and the same applies to the agenda for the Annual General Meeting and any counter- or supplementary motions.

Commerzbank informs the public – and consequently shareholders as well – about the Bank's financial position and earnings performance four times a year. Further corporate news items that may affect the share price are published in the form of ad hoc releases. This ensures that all shareholders are treated equally. The Board of Managing Directors reports on the annual financial statements and the quarterly results in press conferences and analysts' meetings. Commerzbank increasingly uses the possibilities offered by the Internet for reporting purposes, offering a wealth of additional information about the Commerzbank Group at www.commerzbank.com. The financial calendar for the current and the following year is also published in the Annual Report and on the Internet. This contains the dates of all significant financial communications and the date of the Annual General Meeting.

We are committed to communicating in an open and transparent manner with our shareholders and all other stakeholders, and we intend to maintain this commitment in future.

Remuneration Report

The report follows the recommendations of the German Corporate Governance Code and complies with the requirements of IFRS as well as the Disclosure of Remuneration of Members of the Board of Managing Directors Act (VorstOG), which came into force on August 11, 2005.

Board of Managing Directors

Principles of the remuneration system

In its meeting on December 14, 2009, the Supervisory Board agreed on a new remuneration system for the Board of Managing Directors, which will be implemented from 2010. We will report on the remuneration structure that came into effect in January 2010 at the 2010 Annual General Meeting and in the 2010 Annual Report. This remuneration report for the 2009 financial year will thus comment on the remuneration regulations in place during the period under review.

Remuneration for the members of the Board of Managing Directors comprises the following components: fixed remuneration, a variable performance-related bonus, long-term performance plans and pension commitments. The remuneration structure is based primarily on the situation and level of success achieved by the Company as well as the performance of the Board. The current remuneration structure for members of the Board of Managing Directors was decided by the Presiding Committee of the Supervisory Board in July 2004 and supplemented in November 2006 and February 2007. Since the Act on the Appropriateness of Management Board Compensation (VorstAG) came into effect, the plenary Supervisory Board has been responsible for determining and, where necessary, amending the remuneration structure. Since this date, the full Supervisory Board has also been responsible for agreeing the remuneration of individual members of the Board of Managing Directors when contracts are amended or extended and when new contracts are entered into.

Commerzbank drew down funds from the Financial Market Stabilization Fund (SoFFin) at the end of 2008 and 2009. SoFFin tied the disbursement of these funds to the condition that the remuneration of the members of the Bank's boards should not exceed €500,000 p.a. per member[1] for the financial years January 1, 2008 to December 31, 2008 and January 1, 2009 to December 31, 2009 in respect of the duties they carried out for the Group (SoFFin cap). This cap also applies to remuneration in 2010 if the coupon on the SoFFin silent participation is not paid in full for 2010. Pension entitlements and remuneration components relating to periods ending before January 1, 2008, and non-cash elements are not subject to this cap, provided they are of the same type and of an equal or lower amount as they were prior to November 1, 2008 and the total remuneration is thus appropriate.

[1] For members of the Board of Managing Directors appointed during the year this cap applies on a pro rata basis.

Fixed remuneration components

The fixed remuneration components include basic salary and non-cash contributions.

For the year under review, the basic salary, which is paid in twelve equal monthly amounts, is €760,000 p.a. for the Chairman of the Board of Managing Directors and €480,000 for the other members of the Board. Due to the conditions imposed by SoFFin the basic salary of the Chairman has been reduced to a maximum €500,000 for the financial years 2008 and 2009.

Non-cash contributions mainly consists of the use of a company car with driver, security measures and insurance contributions, and tax and social security contributions thereon. The specific amount of these benefits varies between the individual members of the Board depending on their personal situation.

Performance-related remuneration

Due to the Bank's earnings situation, the Supervisory Board set the variable remuneration component for the members of the Board of Managing Directors at €0 for the 2009 financial year. As a result, the remuneration of the members of the Board of Managing Directors of Commerzbank AG does not exceed the total remuneration cap agreed with SoFFin of €500,000 per member.

Besides the fixed remuneration, the remuneration system in place for 2009 allows members of the Board of Managing Directors a variable bonus based on the following key performance ratios: return on equity (RoE) before tax, the cost/income ratio (CIR) and operating earnings before tax (excluding extraordinary factors). Targets for each of these three equally-weighted parameters and a target bonus are set for each of the members of the Board of Managing Directors; the bonus resulting from these inputs is limited to twice the target bonus. To reward the individual performance of members of the Board of Managing Directors and to take account of exceptional developments, the Presiding Committee may in addition raise or lower the bonus thus calculated by up to 20 %. The bonus for a financial year is paid out in the following year. Remuneration in relation to the performance of mandates for consolidated subsidiaries is offset against the variable bonus.

Remuneration for serving on the boards of consolidated subsidiaries

Payments received by the individual board members for serving on the boards of consolidated subsidiaries (Group mandates) are offset against the variable bonus in the following year. As no variable remuneration is to be paid for the 2009 financial year, the amounts received for Group mandates cannot be offset. However, remuneration for serving on the boards of Group companies paid in the financial years 2009 and 2010 will be offset in full against the SoFFin cap of the previous year. If the remuneration paid for serving on these boards is higher than €20,000, the member of the Board of Directors in question transfers the excess amount to Commerzbank or the relevant subsidiary; this ensures that the total remuneration does not exceed the SoFFin cap of €500,000.

Members of the Board of Managing Directors were paid the following remuneration for serving on the boards of consolidated subsidiaries in the year 2009:

in € 1,000	Remuneration for serving on the boards of consolidated subsidiaries (excluding VAT)	Of which was transferred in accordance with SoFFin requirement
Martin Blessing	–	–
Frank Annuscheit	23	3
Markus Beumer	19	–
Dr. Achim Kassow	232	212
Jochen Klösges	–	–
Michael Reuther	–	–
Dr. Stefan Schmittmann	7	–
Ulrich Sieber	–	–
Dr. Eric Strutz	48	28
Total	**329**	**243**

Long-term performance plans

Members of the Board of Managing Directors and other executives and selected staff of the Group were able to participate in long-term performance plans (LTPs). These are virtual stock option plans that until 2008 were offered each year and pay out in the event that the Commerzbank share price outperforms the Dow Jones Euro Stoxx Banks Index over three, four or five years and/or the Commerzbank share price gains at least 25 % in absolute terms. If these thresholds are not reached after five years, the option lapses. If payments are made, members of the Board of Managing Directors must each invest 50 % of the gross amount paid out in Commerzbank shares. Participation in the LTPs thus involves a personal investment in Commerzbank shares. Members of the Board of Managing Directors were able to participate with up to 2,500 shares, the Chairman of the Board of Managing Directors with up to 5,000 shares.

The members of the Board of Managing Directors now only participate in the ongoing LTPs for 2006 and 2007. The potential remuneration stemming from participation in the LTPs may differ considerably from the fair values stated in the notes or could even be zero as the final pay-out amounts are not fixed until the end of the term of each LTP. Potential remuneration from the 2006 and 2007 LTPs are not offset against the SoFFin cap as they were agreed before the SoFFin agreement came into force.

Owing to the performance of the Commerzbank share price, no LTP payment was made during the year under review.

Pensions

The Bank provides members and former members of the Board of Managing Directors or their surviving dependants with a pension. A pension is paid if, upon leaving the Bank, members of the Board of Managing Directors

- have celebrated their 62nd birthday
- are permanently unable to work
- end their employment contract with the Bank after celebrating their 58th birthday having been a member of the Board of Managing Directors for at least 10 years, or
- have been a member of the Board of Managing Directors for at least 15 years.

The pension consists of 30 % of the latest agreed basic annual salary after the first term of appointment, 40 % after the second and 60 % of the latest agreed basic annual salary after the third term of appointment. The pensions are reduced in line with the statutory provisions on company pensions if members of the Board of Managing Directors leave the Board before their 62nd birthday. Vesting of pension rights is also essentially based on the statutory provisions on company pensions.

Instead of their pension, members of the Board of Managing Directors will continue to receive their pro-rated basic salary for six months as a form of transitional pay if they leave the Board after celebrating their 62nd birthday or they are permanently unable to work. If members of the Board of Managing Directors receive a pension before their 62nd birthday without being unable to work, the pension will be reduced to reflect the payments starting earlier. Up to this age, half of any income received from other activities will be set off against the pension entitlements.

Pension payments to members of the Board of Managing Directors are raised by one percent p.a. from the date when they are first paid out. Under certain circumstances an increase in excess of this level will be considered, but there is no automatic right to any such increase.

The following table lists the pension entitlements of the active members of the Board of Managing Directors in the financial year 2009:

in € 1,000	Pension entitlements Projected annual pension at pensionable age As of 31.12.2009[1]	Cash value of pension entitlements As of 31.12.2009[1]
Martin Blessing	456	2,084
Frank Annuscheit	288	487
Markus Beumer	288	408
Dr. Achim Kassow	288	1,089
Jochen Klösges	288	144
Michael Reuther	288	990
Dr. Stefan Schmittmann	288	503
Ulrich Sieber	288	125
Dr. Eric Strutz	288	1,218
Total		**7,048**

[1] The amounts take account of the current term of appointment of the individual Board Members and assume that the pension, except in cases of incapacity to work, will not be drawn until a member's 62nd birthday and that the member will remain on the board until the pension is due.

The pension entitlements of members of the Board of Managing Directors are not subject to the SoFFin cap.

The surviving dependant's pension for a spouse amounts to 66⅔ % of the pension entitlement of the member of the Board of Managing Directors. If no widow's pension is paid, minors or children still in full-time education are entitled to an orphan's pension amounting to 25 % each of the pension entitlement of the member of the Board of Managing Directors, subject to a maximum overall limit of the widow's pension.

The assets backing these pension obligations have been transferred under a contractual trust arrangement to Commerzbank Pension Trust e.V. These pension assets covered Commerzbank AG's pension obligations to the members of its Board of Managing directors in full as at December 31, 2009 so that no provisions for pension obligations (defined benefit liabilities) needed to be formed. In the year under review no assets were transferred to Commerzbank Pension Trust e.V. However, in July 2009, the Dresdner Bank Pension Trust e.V. was merged into Commerzbank Pension Trust e.V.

As of December 31, 2009, defined benefit obligations for active members of the Board of Managing Directors of Commerzbank AG amounted in total to €7.0m (see table detailing individual entitlements).

Change of control

In the event that a shareholder acquires at least a majority of the voting rights represented at the Annual General Meeting, or that an affiliation agreement is signed with Commerzbank as a dependent entity, or in the event of Commerzbank being merged or taken over (change of control), all members of the Board of Managing Directors are entitled to terminate their contracts of employment. If any member of the Board of Managing Directors utilizes this right to terminate their contract and the Supervisory Board accepts their resignation from the Board of Managing Directors or if, in connection with the change of control, their membership of the Board ends for other (i.e. defined) reasons, they are entitled to compensation for the remainder of their term of office equal to 75 % of their average total annual pay (basic salary and variable bonus) plus a severance payment equal to their average total annual remuneration for two to four years. Taken together, the compensatory pay and severance payment may not exceed total average pay for five years.

There is no entitlement to a severance payment if the member of the Board of Managing Directors receives payments from the majority shareholder, from the controlling company or from the other legal entities in the event of integration or merger in connection with the change of control.

For Mr. Annuscheit, Mr. Beumer and Dr. Schmittmann, the compensation and severance payment taken together may not exceed either average total annual remuneration for three years or 150 % of the total remuneration due for the residual term of office at the date of the termination of the employment contract. No change of control clause has been agreed for Mr. Klösges and Mr. Sieber, who were appointed to the Board of Managing Directors in 2009, and Mr. Reuther, whose contract was extended.

The compensatory pay and severance payment taken together may in no case exceed the average total annual pay for the period up until a board member's 65th birthday. With regard to retirement benefits and long-term performance plans members of the Board of Managing Directors are essentially treated as if they had remained on the Board of Managing Directors until the end of their current term of office. There is no entitlement to severance pay if members of the Board of Managing Directors receive payments in connection with the change of control from the majority shareholder, the controlling company or the new legal entity in the event of a merger or acquisition.

When members of the Board of Managing Directors are appointed or have their contracts extended, these contracts will no longer contain change of control clauses with respect to the new remuneration system for the Board of Managing Directors agreed by the Supervisory Board for 2010. In addition, a cap on severance pay has been agreed in accordance with the recommendation of the German Corporate Governance Code.

Other regulations

The contracts of employment of members of the Board of Managing Directors have so far always ended automatically with the end of their term of office. In derogation of this, those members who joined Commerzbank's Board of Managing Directors before 2002 will, in the event of the premature ending of their appointments – except in the case of termination for grave cause – be released from the remaining term of their contract of employment and will continue to receive their basic salary for the remainder of their term of office[2]. If a contract of employment is not extended at the end of a term of office, without there being grave cause for termination, members of the Board of Managing Directors so affected will continue to receive their basic salary for a further six months. Members of the Board of Managing Directors who were appointed to the Board before 2004[3] receive their basic salary in such cases for a further twelve months from the end of their second term of office. This continuation of salary ceases if members of the Board receive payments under the regulations set out above in the section headed Pensions.

Mr. Hartmann stepped down from the Board in May 2009. For Mr. Hartmann therefore is shown only a fixed remuneration amount of €200,000 on a pro rata basis in respect of his activities on the Board of Managing Directors during 2009. However, Mr. Hartmann is contractually entitled to receive the agreed fixed remuneration for the remaining duration of his original appointment.

Mr. Knobloch received a payment of €1.113m in relation to the Dresdner Bank transaction as part of his severance agreement of August 31, 2008. However, the amount of this payment is being disputed; the Bank is seeking a partial repayment of the amount after it was reduced in accordance with Art. 87 (2) of the German Companies Act, while Mr. Knobloch is seeking payment of an additional amount.

No members of the Board of Managing Directors received payments or promises of payment from third parties in the last financial year in respect of their work as a member of the Board of Managing Directors; the same applies to payments or promises of payment from companies with which the Commerzbank Group has a significant business relationship.

[2] Messrs. Blessing and Hartmann.
[3] Messrs. Blessing, Hartmann and Dr. Strutz.

Summary

The following tables show the basic salaries, variable remuneration, remuneration for serving on boards and other remuneration paid to the individual members of the Board of Managing Directors for 2009 and, for comparison purposes, for 2008:

Amounts in € 1,000		Basic salary	Variable remu-neration[3]	Remu-neration for serving on boards	of which reduction further to SoFFin-requirement[4]	Payouts of share-based remuner-ation plans[5]	Other[6]	Total[7]
Martin Blessing	2009	500	–	–	–	–	72	572
	2008	500	–	43	–	100	86	729
Klaus-Peter Müller	2009[2]	–	–	–	–	–	–	–
	2008[1]	317	–	119	–	200	35	671
Frank Annuscheit	2009	480	–	23	–3	–	45	545
	2008	480	–	23	–	40	51	594
Markus Beumer	2009	480	–	19	–	–	110	609
	2008	480	–	18	–	–	365	863
Wolfgang Hartmann	2009[1]	200	–	–	–	–	32	232
	2008	480	–	77	–	100	112	769
Dr. Achim Kassow	2009	480	–	232	–212	–	64	564
	2008	480	–	246	–	100	277	1,103
Jochen Klösges	2009[1]	280	–	–	–	–	18	298
	2008[2]	–	–	–	–	–	–	–
Bernd Knobloch	2009[2]	–	–	–	–	–	1,113	1,113
	2008[1]	360	–	20	–	615	4,137	5,132
Michael Reuther	2009	480	–	–	–	–	75	555
	2008	480	–	78	–	–	71	629
Dr. Stefan Schmittmann	2009	480	–	7	–	–	55	542
	2008[1]	80	–	8	–	–	7	95
Ulrich Sieber	2009[1]	280	–	–	–	–	28	308
	2008[2]	–	–	–	–	–	–	–
Dr. Eric Strutz	2009	480	–	48	–28	–	39	539
	2008	480	–	95	–	100	41	716
Nicholas Teller	2009[2]	–	–	–	–	–	–	–
	2008[1]	200	–	14	–	100	592	906
Total	**2009**	**4,140**	**–**	**329**	**–243**	**–**	**1,651**	**5,877**
	2008	**4,337**	**–**	**741**	**–**	**1,355**	**5,774**	**12,207**

[1] Pro rata temporis from the date of appointment or, as the case may be, up to the date of departure from the Board.
[2] Not members of the Board during the years shown.
[3] Payable in the following year subject to approval of the annual financial statements. Due to the Bank's results no variable remuneration was paid for 2008 and 2009.
[4] Owing to the silent participation of SoFFin, the maximum limit for the remuneration of all members of the Board of Managing Directors active on the reporting date in 2008 and 2009 was €500,000.
[5] No LTP was paid out during the financial year 2009. The LTP for 2005 was paid out in 2008.
[6] The heading Other includes non-monetary benefits granted in the year under review. In the year under review Mr. Knobloch received €1,113,000 and €4,040,000 in 2008 and Mr. Teller €548,000 in 2008, which was promised to them under their severance agreements. Messrs. Beumer and Kassow were reimbursed costs for the installation of security equipment in the previous year and Mr. Beumer was also reimbursed the cost of moving house.
[7] In the financial year 2009 less was charged overall to the income statement than is shown in the total remuneration figure. This shortfall related to remuneration for serving on boards and payouts of share-based remuneration plans.

Loans to members of the Board of Managing Directors

Members of the Board of Managing Directors have been granted cash advances and loans with terms ranging from on demand up to a due date in 2038 and at interest rates ranging between 3.2 % and 8.1 %. Loans are secured on a normal market basis, if necessary through land charges and rights of lien.

As at the reporting date, the aggregate amount of loans granted to members of the Board of Managing Directors was €2,304,000 compared with €6,356,000 in the previous year. With the exception of rental guarantees the companies of the Commerzbank Group did not have any contingent liabilities relating to members of the Board of Managing Directors in the year under review.

Supervisory Board

Principles of the remuneration system and remuneration for 2009

The remuneration of the Supervisory Board is regulated in Art. 15 of the Articles of Association; the current version was approved by a resolution of the Annual General Meeting on May 16, 2007. This grants members of the Supervisory Board basic remuneration for each financial year, in addition to compensation for out-of-pocket expenses, as follows:

1. fixed remuneration of €40,000 per year and
2. a variable bonus of €3,000 per year for each €0.05 of dividend in excess of a dividend of €0.10 per share distributed to shareholders for the financial year just ended.

The Chairman receives triple and the Deputy Chairman double the aforementioned basic remuneration. For membership of a committee of the Supervisory Board which meets at least twice in any calendar year, the committee chairman receives additional remuneration in the amount of the basic remuneration and each committee member in the amount of half the basic remuneration; this additional remuneration is paid for a maximum of three committee appointments. In addition, each member of the Supervisory Board receives an attendance fee of €1,500 for every meeting of the Supervisory Board or one of its committees. The fixed remuneration and attendance fees are payable at the end of each financial year and the variable bonus after the Annual General Meeting that passes a resolution approving the actions of the Supervisory Board for the financial year concerned. The value-added tax payable on the remuneration is reimbursed by the Bank.

As Commerzbank will not pay a dividend for the financial year 2009, a variable bonus is not payable for the financial year 2009. The members of the Supervisory Board therefore received total net remuneration of T€1,681 for the financial year 2009 (previous year: T€1,677). The fixed remuneration and remuneration for committee memberships accounted for T€1,240 of this figure (previous year: €1,240m) and attendance fees for T€441 (previous year: T€437). VAT of T€293 (previous year: T€285) payable on the remuneration of the members of the Supervisory Board is reimbursed by Commerzbank Aktiengesellschaft. The total remuneration of the members of the Supervisory Board was therefore T€1,974 (previous year: T€1,962).

The remuneration is divided between the individual members of the Supervisory Board as follows:

for 2009 in € 1,000	Fixed remu-neration	Variable remu-neration	Total	Attend-ance fee	VAT[1]	Total
Klaus-Peter Müller	200.0	–	200.0	39.0	45.4	284.4
Uwe Tschäge	100.0	–	100.0	28.5	24.4	152.9
Hans-Hermann Altenschmidt	80.0	–	80.0	40.5	22.9	143.4
Dott. Sergio Balbinot	47.5	–	47.5	21.0	–	68.5
Dr.-Ing. Burckhard Bergmann	40.0	–	40.0	16.5	10.7	67.2
Herbert Bludau-Hoffmann	40.0	–	40.0	15.0	10.4	65.4
Dr. Nikolaus von Bomhard (since 16.5.2009)	25.0	–	25.0	3.0	5.3	33.3
Karin van Brummelen	60.0	–	60.0	30.0	17.1	107.1
Astrid Evers	40.0	–	40.0	16.5	10.7	67.2
Uwe Foullong	40.0	–	40.0	13.5	10.2	63.7
Daniel Hampel	40.0	–	40.0	15.0	10.5	65.5
Dr.-Ing. Otto Happel	47.5	–	47.5	24.0	–	71.5
Sonja Kasischke	40.0	–	40.0	10.5	9.6	60.1
Prof. Dr. Hans-Peter Keitel	60.0	–	60.0	27.0	16.5	103.5
Alexandra Krieger	40.0	–	40.0	15.0	10.4	65.4
Friedrich Lürßen (until 16.5.2009)	15.0	–	15.0	9.0	4.6	28.6
Dr. h.c. Edgar Meister (since 16.5.2009)	50.0	–	50.0	13.5	12.1	75.6
Prof. h.c. (CHN) Dr. rer.oec. Ulrich Middelmann	52.5	–	52.5	19.5	13.7	85.7
Klaus Müller-Gebel (until 16.5.2009)	37.5	–	37.5	22.5	11.4	71.4
Dr. Helmut Perlet (since 16.5.2009)	62.5	–	62.5	15.0	14.7	92.2
Barbara Priester	40.0	–	40.0	15.0	10.5	65.5
Dr. Marcus Schenck	60.0	–	60.0	22.5	15.7	98.2
Dr.-Ing. E.h. Heinrich Weiss (until 16.5.2009)	22.5	–	22.5	9.0	6.0	37.5
Total 2009	**1,240.0**	–	**1,240.0**	**441.0**	**292.8**	**1,973.8**
Total 2008	**1,240.0**	–	**1,240.0**	**436.5**	**285.5**	**1,962.0**

[1] As they are resident outside Germany, VAT is not due for Dr. Happel and Dr. Balbinot, but German income tax and the solidarity surcharge have been deducted at source.

Members of the Supervisory Board once again provided no advisory, intermediary or other personal services in 2009. Accordingly, no additional remuneration was paid.

Loans to members of the Supervisory Board

Members of the Supervisory Board have been granted loans with terms ranging from on demand up to a due date in 2039 and at interest rates ranging between 4.7 % and 6.3 %, and for individual instances of overdrafts up to 10.0 %. In line with market conditions, some loans were granted without collateral, e.g. against land charges or rights of lien.

As at the reporting date, the aggregate amount of loans granted to members of the Supervisory Board was €650,000 compared with €314,000 in the previous year.

The Commerzbank AG did not have any contingent liabilities relating to members of the Supervisory Board in the year under review.

Other details

D&O liability insurance

There is a D&O liability insurance policy for members of the Board of Managing Directors and the Supervisory Board. The excess payable by members of the Supervisory Board amounts to one year's fixed remuneration and for members of the Board of Managing Directors 25 % of one year's fixed remuneration. In accordance with the regulation in the VorstAG and the recommendation in the German Corporate Governance Code, the excess for members of both boards was changed to 10 % of the claim up to a maximum of 150 % of the fixed annual remuneration.

Purchase and sale of the Company's shares

Pursuant to Art. 15 a of the German Securities Trading Act, transactions by executives of listed companies and their families must be disclosed and published. Accordingly, purchases and disposals of shares and financial instruments relating to Commerzbank to the value of €5,000 p.a. and upwards must be reported immediately and for the duration of one month. The Bank applies this reporting requirement to the Board of Managing Directors and the Supervisory Board, in line with the recommendations in the Guide for Issuers of the German Federal Financial Supervisory Authority (BaFin).

Members of Commerzbank's Board of Managing Directors and Supervisory Board reported the following directors' dealings in Commerzbank shares or derivatives thereon in 2009[4]:

Date	Disclosing party	Relation	Participant	Purchase/ sale	No. of shares	Price per share in €	Transaction volume in €
09.01.2009	Altenschmidt, Hans-Hermann		Member of Supervisory Board	P	1,000	5,000	5,000.00
12.01.2009	Hampel, Daniel		Member of Supervisory Board	P	1,200	4,665	5,598.00
21.09.2009	Sulmana Vermögensverwaltung GmbH Person initiating the disclosure requirement: Dr. Hans-Peter Keitel		Member of Supervisory Board	S	1,000	8,780	8,780.00
21.09.2009	Sulmana Vermögensverwaltung GmbH Person initiating the disclosure requirement: Dr. Hans-Peter Keitel		Member of Supervisory Board	S	2,000	8,500	17,000.00
30.10.2009	Sulmana Vermögensverwaltung GmbH Person initiating the disclosure requirement: Dr. Hans-Peter Keitel		Member of Supervisory Board	P	2,152	7,010	15,085.52
30.10.2009	Sulmana Vermögensverwaltung GmbH Person initiating the disclosure requirement: Dr. Hans-Peter Keitel		Member of Supervisory Board	P	848	7,015	5,948.72
26.11.2009	Sulmana Vermögensverwaltung GmbH Person initiating the disclosure requirement: Dr. Hans-Peter Keitel		Member of Supervisory Board	P	2,000	6,500	13,000.00

[4] The directors' dealings have been published on Commerzbank's website under "Directors' Dealings".

All told, the Board of Managing Directors and the Supervisory Board did not own more than 1 % of the issued shares and option rights of Commerzbank AG on December 31, 2009.

Frankfurt am Main

Commerzbank Aktiengesellschaft
The Board of Managing Directors

The Supervisory Board

Information pursuant to Arts. 289 and 315 of the German Commercial Code

Information pursuant to Arts. 289 (4) and 315 (4) of the German Commercial Code and explanatory report

Structure of the share capital

Commerzbank has issued only ordinary shares, the rights and duties attached to which arise from statutory provisions, in particular Arts. 12, 53a et seq., 118 et seq. and 186 of the German Stock Corporation Act. The share capital of the company totalled €3,071,517,607.60 at the end of the financial year. It is divided into 1,181,352,926 no-par-value shares. The shares are issued in bearer form.

Appointment and replacement of the members of the Board of Managing Directors and amendments to the Articles of Association

The members of the Board of Managing Directors are appointed and replaced by the Supervisory Board pursuant to Art. 84 of the German Stock Corporation Act and Art. 6 (2) of the Articles of Association. According to Art. 6 (1) of the Articles of Association, the Board of Managing Directors comprises a minimum of two people; in all other respects the Supervisory Board defines the number of members on the Board of Managing Directors in accordance with Art. 6 (2). If there is a vacancy on the Board of Managing Directors for a required member and the Supervisory Board has not appointed a replacement, in urgent cases one will be appointed by a court pursuant to Art. 85 of the German Stock Corporation Act. Each amendment to the Articles of Association requires a resolution of the Annual General Meeting under Art. 179 (1) sentence 1 of the German Stock Corporation Act. Unless the law mandates a majority, a simple majority of the represented share capital is adequate to pass resolutions (Art. 19 (3) p. 2 of the Articles of Association). The authority to amend the Articles of Association, provided such amendments affect merely the wording of an article with no change in substance, has been transferred to the Supervisory Board under Art. 10 (3) of the Articles of Association in compliance with Art. 179 (1) sentence 2 of the German Stock Corporation Act.

Powers of the Board of Managing Directors

The Board of Managing Directors, with the approval of the Supervisory Board, is authorized to increase the share capital by a total of €670,000,000.00 by issuing new shares under Art. 4 (3) of the Articles of Association applicable on December 31, 2009 (authorized capital increase 2009/I) and by €460,000,000.00 under Art. 4 (6) of the same Articles of Association (authorized capital increase 2009/II).

Moreover, the Annual General Meeting on May 15, 2008 has given the Board of Managing Directors the authority to issue convertible bonds or bonds with warrants or profit-sharing certificates (with and without conversion or option rights) while excluding subscription rights. Conditional capital is available for this purpose according to Art. 4 (4 and 5) of the Articles of Association (conditional capital increase 2008/I and conditional capital increase 2008/II). Furthermore, as resolved by the Annual General Meeting of May 2009, the capital was conditionally increased by up to €390,000,000.00 under Article 4 (8) of the Articles of Association (conditional capital increase 2009). The purpose of the conditional capital increase is to enable shares to be allotted upon the exercise of conversion rights by the Financial Market Stabilization Fund.

For details of the authorized capital increase and conditional capital increase, particularly regarding maturities and terms and conditions of exercise, please refer to the explanations in notes 71, 70 and 29.

The authority of the Board of Managing Directors to increase share capital from authorized and conditional capital and to issue convertible bonds or bonds with warrants or profit-sharing certificates allows the Bank to respond appropriately and promptly to changed capital needs.

Material agreements in the event of a change of control following a takeover bid

In the event of a change of control at Commerzbank, an extraordinary right of termination in favour of certain contract parties has been negotiated by Commerzbank under ISDA master agreements. In general, the right of termination is also conditional upon a material deterioration in Commerzbank's credit standing. In the event of this type of termination, the individual agreements signed under these master agreements would have to be settled at fair value as determined on any stock exchange trading day. The possibility cannot however be excluded that, if an individual customer with an especially large volume of business terminates a contract, Commerzbank's net assets, financial position and operating results could nevertheless be heavily impacted due to the Bank's potential payment obligations.

Change of control clauses

In the event of a change of control at Commerzbank, all members of the Board of Managing Directors have the right to terminate their employment contracts. Should they make use of this right of termination or end their Board activities for other reasons in connection with the change of control, most members of the Board of Managing Directors are entitled to a severance payment in the amount of their capitalized average total annual payments for between two and five years. No change of control clause has been agreed for members of the Board of Managing Directors newly appointed to the Board in 2009 or for contract extensions. With regard to retirement benefits and long-term performance plans members of the Board of Managing Directors are essentially treated as if they had remained on the Board of Managing Directors until the end of their current term of office. There is no entitlement to a severance payment if a member of the Board of Managing Directors receives payments from the majority shareholder, from the controlling company or from other legal entities in the event of integration or merger in connection with the change of control.

In a few exceptional cases, individual managers in Germany and abroad have also received an assurance that their remuneration will continue for a certain transitional period of up to five years effective from the start of their activities for the Bank in the event that they leave the bank in connection with a change of control at Commerzbank.

Equity holdings that exceed 10% of the voting rights

The Financial Market Stabilization Fund holds a stake of 25 % plus one share in the voting capital of Commerzbank; the Allianz Group holds a stake of more than 10 % and less than 15 % in the voting capital of Commerzbank as disclosed under the Securities Trading Act (WpHG).

There are no further facts that need to be declared under Art. 289 (4) and 315 (4) of the German Commercial Code.

Information pursuant to Arts. 289 (5) and 315 (2) (5) of the German Commercial Code

The aim of the internal control and risk management system is to ensure compliance with the regulatory and legal provisions applicable to the company with regard to Commerzbank's accounting process, and also to ensure that the preparation of accounts and the annual and quarterly financial statements to be published are reliable and comply with generally accepted accounting principles. The risks in connection with the accounting process are those of incorrect information in financial reporting. The processes involved in the preparation of accounts are therefore subject to the appropriate controls. The assessment of risk is carried out on the basis of predefined criteria.

Organization

Commerzbank's internal control system takes into account the principles for the institute-specific organization of the internal control system set out in the Minimum Requirements for Risk Management (MaRisk). In organizing its internal control system, the bank refers to the internationally recognized control model of COSO (the Committee of Sponsoring Organizations of the Treadway Commission).

The internal control and risk management system with regard to the accounting process is the responsibility of the Board of Managing Directors and of management. Management is responsible both for the internal system for the management and steering of company activities and for the internal control system including the control units, the objectives being the process-oriented monitoring of compliance with company regulations, of organizational and technical measures and of controls, and the assessment of their effectiveness.

Group Finance is responsible for preparing accounts that comply with legislation and with internal and external guidelines. In addition, Group Compliance and Group Audit (internal auditors) report directly to the Chief Financial Officer. Bringing these areas together into one department allows Commerzbank's accounting activities to be managed and controlled efficiently.

The Supervisory Board oversees the accounting process, primarily through the Audit Committee set up for this purpose. The Audit Committee is above all responsible for accounting matters, for requesting the statement of independence from the external auditors, for commissioning the external auditors to conduct the audit, for establishing the main points of the audit, and for agreeing the external auditors' fees. Group Audit provides summary reports, in accordance with regulatory requirements and including interim reports during the course of the year, on internal auditing activities and the results of these activities. The Rules of Procedure of the Supervisory Board state that the Chairman of the Audit Committee should have special knowledge and experience of the application of accounting principles and internal control procedures.

Group Audit provides auditing and advisory services for the Board of Managing Directors independently, objectively and in a risk-oriented manner. These services are aimed at optimizing Commerzbank's business processes in terms of their compliance, security and cost-effectiveness. Group Audit supports the Board of Managing Directors by evaluating the effectiveness and appropriateness of the internal control system and of risk management, provides support on key projects in an internal auditing capacity and issues recommendations. In doing so, it plays a part in securing business processes and assets. Group Audit's activities complement the work of the subsidiaries' audit departments within the framework of risk management.

Group Audit is immediately subordinate to, and has a reporting requirement towards, the Board of Managing Directors. It performs its functions autonomously and independently. With regard to reporting and the assessment of audit results, it is not subject to any directives. Based on MaRisk, Group Audit's auditing activities, underpinned by the principle of risk-oriented auditing, extend to all of the Group's activities and processes, regardless of whether these take place within the Group or are outsourced. The task of auditing the effectiveness and appropriateness of risk management comprises risk management and controlling systems, reporting, information systems and the accounting process. In performing its duties, Group Audit has an unrestricted right to information.

Group Audit promptly prepares a written report on each audit; the responsible members of the Board of Managing Directors are among the recipients of the report. On the basis of these audit reports, Group Audit oversees and documents the steps taken to remedy, within the specified time, the deficiencies identified. If such deficiencies are ignored, an escalation process comes into effect. In addition, Group Audit prepares an annual report on the audits that it has carried out during the course of the financial year, the material deficiencies identified and the measures taken, and presents this report to the Board of Managing Directors.

The hierarchical structure of Group Accounting at Commerzbank is geared towards the process of preparing annual financial statements. In the initial stage, the accounting transactions in the source documents are systematically recorded and further processed for Commerzbank AG and its reporting units in Germany and abroad. The reports of the individual subsidiaries are passed up to Group level via a standardized reporting system. The information prepared in this way is consolidated across the whole of the Group, taking into account different requirements, so that final figures are then available for the Commerzbank AG parent bank financial statements and consolidated financial statements.

Components of the accounting-related internal control system

Various hierarchical measures are in place at Commerzbank that play a part in monitoring activities within the framework of the internal control system.

One prerequisite for a properly functioning monitoring system is for Commerzbank to have rules of procedure set out in writing. The allocation of responsibilities among the business areas is defined in the constitution of Commerzbank and in the Bank's organizational guidelines. The constitution defines the areas of responsibility and parameters of action particularly of the Group's management and committees. The underlying principles of the contribution are closely connected with the "ComWerte" applicable group-wide.

Commerzbank's accounting is organized according to the "separation of functions" principle. The separation of functions means that front-office functions are kept separate from mid and back-office functions. For instance, in an independent price verification process carried out by Commerzbank, the prices at which traded securities are entered in the accounting process (valuation) are set by an independent unit. The positions must be reported at regular intervals to the responsible central unit, which ensures that valuation is consistent across the Group and which reports back with any findings. The process comprises a completeness check and a documentation obligation.

Clear rules are in place at Commerzbank for assigning technical competencies and responsibilities. This includes the use of clearly defined job descriptions that firmly establish the allocation of responsibilities between business areas, functional areas and individual offices in accordance with the business allocation plan. Competencies for individual transactions are governed by authorization powers which also relate to hierarchies. Decisions are taken only by those granted authorization to do so in each case.

Alongside hierarchical measures, procedural measures also contribute to an effective internal control system. These include process-integrated controls and control measures. Controls are the individual actions, methods and measures that are defined within the framework of process design in order to identify process errors. They are carried out upstream from, concurrently with, or downstream from processes. The scope of controls ranges from representative spot checks to an examination of all occurrences of a particular event.

Process-integrated controls are integrated directly into operating processes as technical (programmed IT controls and manual controls) or organizational controls and usually represent the most effective and economical controls. Programmed IT controls are used in the IT systems employed and consist for example of check sums, verification codes or plausibility checks. Programmed IT controls are reinforced by manual controls such as screen sharing. When data are first entered into an IT system, it has to be ensured that only data that have been checked or approved for further processing are used. In the further processing of data sets, check sums are created and passed on to subsequent processing systems in order to verify completeness.

Among the organizational control measures is the dual control principle. According to the dual control principle, every action, such as entering large payment amounts, is double-checked by a second employee. If the checking process reveals an error, the transaction must be corrected and once again double-checked.

The control is carried out on a neutral basis, i.e. not by an employee who themself generated or was responsible for the subject of the control, and is transparently documented by the person carrying out the control.

Clear responsibilities have been defined at Commerzbank for process documentation, controlling, management of risks and controls.

The task of documenting processes and their integrated control measures is assigned to a specific area. Using an IT tool within the framework of business process management, this area prescribes standards for the description and representation of processes and controls. The documentation of processes, controls and risks is the sole responsibility of the respective units.

Group-wide controlling of process risks is carried out for the respective risk types by the responsible units. Group-wide directives for the assessment and elimination of operating risks follow the Advanced Measurement Approach under Basel II.

The business areas and Group units are responsible for the management or risks and identification of weaknesses. On the basis of structured analyses, the units take decisions on how to deal with the risks identified.

Commerzbank's accounting processes rely strongly on IT systems. Therefore the IT systems also have to meet the requirements of the internal control and risk management system with regard to the accounting process. The IT area identifies and defines the relevant processes and control objectives within its remit and defines appropriate metrics for regularly checking and monitoring compliance with these processes and objectives.

Various software systems are used in the preparation of financial statements at Commerzbank. In addition to standard software, Accounting also uses customized programs specially adapted to the Bank's specific requirements. All the systems used within the Finance function are protected by rules relating to access rights. The administration of access rights for the key systems used in accounting is carried out by a neutral party, while the entry and approval of access rights is subject to the dual-control principle.

In addition to the monitoring, management and control activities, information and communication are also integral to Commerzbank's internal control system. The independent controls carried out by managers are based on their specialist knowledge and on their management and monitoring responsibilities. Therefore, all hierarchical levels of Accounting at Commerzbank regularly receive performance reports (e.g. controlling and auditing reports) according to their level and critically review these.

For the purposes of informing and training employees, clear and binding accounting guidelines are in place at Commerzbank that ensure consistent and correct accounting across the Group. They are under review for any necessary updates and amended where required. Employees are also offered regular training in this regard. In addition, work instructions regarding intranet applications are available to employees.

An important component of the control system with regard to the accounting process is the Accounts ICS, for which a dedicated organizational unit has been set up. The objective is to ensure that the bank's accounts comply with accounting rules. To ensure that this is the case, both process-oriented and operational measures have been implemented.

The process-oriented measures include compliance with the bank's organisational guidelines with regard to accounting entries made and process-integrated controls with the objective of ensuring correct documentation of the accounting entries. In this regard, rules regarding access rights for systems relevant to accounting entries are also implemented. In addition, Accounts ICS is involved as a rule in the development of new products to ensure that these products appear correctly in the bank's accounts. Accounts ICS also assesses new IT systems to ensure that booking procedures and the issue of access rights are correct.

The general purpose of the operational measures is the active monitoring of business operations. Specifically, the measures serve to identify and prevent cases of internal fraud via accounts. In this process, automated checks are carried out on individual accounting entries. In addition, compliance with the principles of proper accounting is checked regularly using the relevant controls. Structure controls, whereby the quality of account-related master data is checked, are another element of the operating measures in place. The combination and ongoing further development of these measures ensures correct financial reporting.

The internal control system within risk management consists primarily of risk assessment and risk steering measures. Risks are assessed on the basis of processes and of the controls implemented. This ensures the complete transparency of key processes and the definition of tasks and responsibilities, for instance within the scope of process documentation. Risk steering seeks to exercise an active influence on risks identified in the risk identification, measurement and assessment process by means of the appropriate controls and measures.

The monitoring of the internal control system by management and by internal and external auditors also entails an assessment of the internal control system. This is specifically to assess the quality of the set-up, implementation and effectiveness of the management and control system. It involves both a quality self-assessment and a scenario-based risk assessment.

Following the integration, the internal control and risk management system with regard to the accounting process has been adjusted and further developed to meet the requirements of the new Group as a whole.



Opening up new perspectives. Elisabeth Koop from the Wadden Sea National Park in Schleswig-Holstein and Commerzbank are well aware of how more can be achieved for everyone involved by working together. Since 1990, the bank has sponsored the "Internship for the Environment" at this national park, which has just been recognized as a UNESCO World Heritage Site, and 26 other national natural landscapes (www.praktikum-fuer-die-umwelt.de). Based on a relationship of trust and reliability, both organizations are working together to promote environmental education – as is the case here with the intern Jan Wildefeld – and to provide young people with the chance to enjoy unique experiences, often opening up new career perspectives in the process.

Corporate Responsibility

Commerzbank continues to back sustainability and promotes climate protection

The "Corporate Responsibility Report 2009" presents a detailed description of Commerzbank's commitment to sustainability. It is available in printed form, as well as on the Internet (http://sustainability2009.commerzbank.com) in an interactive version and in PDF format. The sustainability report simultaneously serves as a progress report for the UN's Global Compact, which Commerzbank joined in 2006. As the first report on the corporate responsibility of Commerzbank it was examined within the scope of the Global Reporting Initiative and found to meet the requirements of the highest category, "Application Level A".

Corporate responsibility has been a guiding principle for the daily activities of Commerzbank for many years. In other words, it is not something that has been introduced since the financial markets crisis. We review our progress in this area on a periodical basis and measure it against our own requirements as well as those of our stakeholders. The entire management team of the new Commerzbank that has evolved since the acquisition of Dresdner Bank is fully aware of the high degree of responsibility to be borne by the Bank as a player in the economy and a member of society. Through its financing activity, Commerzbank has been playing a significant role for many years in sustainable projects and the development of technologies to protect the climate. We aim to continue to broaden our scope to exercise influence in this area in the future, for example through our climate strategy.

Below we present some of the main aspects of the four areas of action relating to sustainability – Market and Customers, Environment, Employees, and Society – and report on significant developments.

Market and Customers

Commerzbank has a wide variety of sustainable products and services. The key component is corporate and project financing along the entire value chain of renewable energy. Our internal "Center of Competence Renewable Energies" is market leader in Germany and is one of the ten largest financers of renewable energy in the world. Its portfolio volume was around €4bn in 2009. In the first quarter of 2009 an innovative service was launched by the Mittelstandsbank: "klima:coach", the first financial product of its type in Germany. It offers small and medium-sized clients expertise on financial and climate issues. It analyzes the energy efficiency and CO_2-intensity of corporate processes and uses benchmarks to compare them with those of companies in similar industries. It uses these data to show potential reductions and gives customized recommendations on steps to take and financial issues. One of the main tools for limiting climate change is trading in CO_2 emission rights. In the last five years, an in-house emissions trading team has established itself as one of the world's leading suppliers of climate protection solutions. Moreover, Commerzbank is invested in microfinance banks in south-eastern Europe which provide loans to small and medium-sized companies. The Bank also supports activities in developing countries and emerging markets, which is why it decided in September 2009 to contribute $750m to the World Bank's Global Trade Liquidity Program. The initiative is intended to support trade finance in developing countries and will in particular benefit sub-Saharan African countries.

Environment

In the field of ecology, Commerzbank has laid the foundation for sustainable environmental and climate management with the adoption of its climate strategy, environmental policy and the consolidation of the environmental management systems of Dresdner Bank and Commerzbank. In mid-2009 the combined environmental management system was re-certified. From January 1, 2010 green electricity has met 90 % of the needs of both companies. The new Bank's carbon footprint has also been calculated and used as the basis for setting reduction targets by 2011. The goal is to reduce group-wide CO_2 emissions by 30 % versus the reference year (2007) and gradually turn the new Commerzbank into a climate-neutral company.

Employees

The Bank is also firmly committed to its employees. The acquisition of Dresdner Bank was the largest merger in Commerzbank's history. The integration process is being structured as transparently and fairly as possible for everyone involved. Our main aim is to put employees in the picture about what is going on as quickly as possible. By focusing more strongly on change management we want to ensure that our employees understand the importance of the integration progress. With the aid of frequent surveys, Commerzbank is closely monitoring the mood of employees during the integration process, and where necessary it introduces appropriate measures. Thus our corporate culture – "ComWerte" – promotes openness as well as fast and solution-oriented decisions. By promoting individual career planning, comprehensive training programmes and transparent, systematic talent management, Commerzbank also offers its employees a broad variety of opportunities for developing their skills and interests. For more detailed information about our commitment to our personnel, please refer to the section entitled "Our Employees" on pages 132 to 140 of this annual report.

Society

In particular through its foundations, Commerzbank is involved in education and research, art, culture and social causes. In 2009, the sponsorship volume of the Commerzbank Foundation alone was again approximately €1.5m, and since its formation in 1970 it has donated a total of around €22.8m. Following the amalgamation of the Dresdner Bank and Commerzbank foundations, total donation capital is now approximately €100m. The new Commerzbank firmly intends to pursue its social commitment in the future. The Foundation's activities are to focus even more strongly on education. Commerzbank has, for example, already launched two projects in this area which are extremely successful throughout Germany: the "Internship for the Environment", created in 1990, and the "Campus of Excellence" initiative.

Group Management Report

In the Group Management Report, we outline the economic operating conditions and how these influence the business performance and development of the Commerzbank Group. We also set out our expectations regarding the outlook for the overall economic environment and the prospects for Commerzbank in particular. In 2009, the financial crisis and the costs of the integration of Dresdner Bank had a severe impact on the Group's bottom line.

Although the environment in which we operate remains difficult, in 2010 we will push ahead with the integration of Dresdner Bank and work hard to achieve the goals defined in the Roadmap 2012.

Business and overall conditions

Structure and organization of the Group

Commerzbank is the second largest bank in Germany and one of the most important financial institutions in Europe. It is one of Germany's leading banks for private and corporate customers. Following the takeover of Dresdner Bank, the new Commerzbank serves a total of more than 15 million private and corporate customers worldwide.

Against the backdrop of the financial and economic crisis and the integration of Dresdner Bank, Commerzbank repositioned itself in spring 2009 in terms of its strategy, operations and staff. With its three-point-programme "Roadmap 2012", Commerzbank plans to reinforce its position as market leader in German private and corporate customer banking. Its focus is on being a profitable core bank featuring the segments Private Customers, Mittelstandsbank, Corporates & Markets, and Central and Eastern Europe. This involves optimizing its asset based lending business in the Real Estate and Public Finance areas of the Asset Based Finance segment in addition to actively managing the reduction of portfolios that do not form part of its core business in the Portfolio Restructuring Unit. A different member of Commerzbank AG's Board of Managing Directors manages each of these segments.

All staff and management functions – Group Development & Strategy, Group Communications, Group Legal, Group Treasury, Group Human Resources, Group Finance Architecture, Group Finance, Group Compliance, Group Audit and the central risk functions – are contained in the Group Management division.

The support functions – Group Information Technology, Group Organization, Group Banking and Market Operations, Group Security and Group Support – are provided by the Group Services division. Group-wide responsibility for these divisions lies primarily with the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and Chief Operating Officer, as members of the Board of Managing Directors. On the domestic market, Commerzbank AG manages a nationwide branch network covering all customer segments from its headquarters in Frankfurt am Main. The major domestic subsidiaries are Eurohypo, comdirect bank and Commerz Real AG. Outside of Germany, the Bank has 25 operational foreign branches, 33 representative offices and nine significant subsidiaries in 46 countries. The focus of its international activities lies in Europe.

Corporate Management

Commerzbank aims to generate attractive returns on the capital invested by shareholders. In order to improve profitability and the enterprise value, the Bank actively adapts its business structure according to changing market conditions. Key criteria in this respect include ensuring that the risks entered into are in line with the external and internal guidelines on risk-taking capacity and that an appropriate return is achieved on the capital employed. A key corporate management tool is the planning process, as part of which the Board of Managing Directors sets targets for the business units and allocates resources, such as capital and risk limits, to the segments in a targeted manner. The Board of Managing Directors carries out regular checks to ensure that these business plans are being followed. The key figures used for controlling purposes in the corporate management process are operating earnings and pre-tax profit as well as return on equity, the cost/income ratio and the value added. Return on equity is calculated by taking the ratio of operating earnings/pre-tax profit to the average amount of capital employed. It shows the return on the equity invested in a given business segment. The cost/income ratio is used to assess cost efficiency and is defined as the relationship of operating expenses to income before provisions. Value added is a measure of the enterprise value created by the segments and is calculated based on the difference between the operating result and the cost of capital before tax. The cost of capital represents the minimum return expected by our shareholders on their investments.

Remuneration Report

The Remuneration Report forms part of the Corporate Governance Report (pages 44 to 54). This in turn forms part of the Group Management Report.

Information pursuant to Arts. 289 (4) and 315 (4) of the German Commercial Code and explanatory report

Information pursuant to Arts. 289 (4) and 315 (4) of the German Commercial Code and explanatory report can be found in the "Corporate Responsibility" section (pages 55 to 57). This in turn forms part of the Group Management Report.

Information pursuant to Arts. 289 (5) and 315 (2) (5) of the German Commercial Code

Information pursuant to Arts. 289 (5) and 315 (2) (5) of the German Commercial Code can be found in the "Corporate Responsibility" section (pages 57 to 61). This in turn forms part of the Group Management Report.

Economic conditions

From the point of view of the global economy, 2009 was a year of two halves. Whereas in the first few months of the year, the downturn in the industrialized countries continued unchecked, a recovery began in spring, which in places took the form of a very strong upturn. Once the western governments and central banks had managed to dispel the shock of uncertainty that followed the demise of US investment bank Lehman Brothers, companies began to catch up on the capital investment previously postponed and to restock reduced inventories. The emerging markets in Asia overcame the crisis the quickest and with the least losses, partly because their financial system was only marginally affected by the financial crisis. By contrast, in Central and Eastern Europe the crisis had a significant impact. Home-grown problems, such as the high level of foreign currency private debt in the Ukraine and the collapse in demand from western Europe triggered a sharp economic contraction; Poland was the exception in being able to post a small increase in real gross domestic product in 2009. In western Europe, too, the economy staged a gradual recovery from the spring. However, some countries, such as Spain and the UK, where there had previously been a property boom, probably did not emerge from recession until the end of the year. In all industrialized countries, production is still a long way off the level reached before the outbreak of the crisis, and as a result unemployment has risen sharply in places, while inflationary pressure has continued to fall.

Owning to its high exposure to foreign markets and demand for capital goods, Germany suffered one of the biggest falls in gross domestic product of any industrialized country. Year-on-year, average annual economic growth in Germany contracted by 5 %. However, following the biggest downturn in the history of the Federal Republic in the first quarter, there was a very strong recovery here, too, led by the industrial sector, which had previously been particularly hard hit. Initially, the recovery was led by demand for cars – brought forward by the scrappage scheme in Germany and similar government programmes in other countries – and the turning of the inventory cycle, which is typical at the beginning of an upturn. In the second half of the year, however, demand for capital goods also picked up, putting the recovery on a broader basis. Meanwhile, the labour market trend was a pleasant surprise; by contrast with the severe fall in production, the drop in employment was modest. This was thanks in part to the substantial increase in the short-time working. However, the much greater flexibility in working hours now – increased use of working time accounts, etc. – seems to have played a much greater role.

It was a year of two halves in the financial markets, too. Up to the beginning of March, investors wanted safety more than anything. The prices of shares and corporate bonds continued to plummet, while bonds with the highest credit ratings and liquidity were in demand. As a result, investors also took an increasingly selective approach to government bonds: within the eurozone, yield spreads widened appreciably, and some member states even had problems placing longer-dated issues. The turning point was when the global economy began to show signs of stabilizing. Equities and corporate bonds then made significant gains. However, there was no substantial rise in interest rates, as the markets saw very little threat from inflation and therefore did not expect a rapid response from the central banks. As this also applied to the US Federal Reserve, with the result that the US dollar had an interest rate disadvantage compared with other currencies at the short end of the yield curve, the greenback remained under pressure.

Sector environment

The banking sector environment in 2009 was marked by a phase of consolidation and stabilization following the biggest financial and economic crisis in post-war history in Germany, Europe and the rest of the world. Triggered by a crisis in subprime real estate in the US, a global financial crisis developed, which in turn became a worldwide economic crisis. According to an IMF report, banks in the eurozone had to absorb impairment charges totalling US $350bn on their income statements in 2009.

In 2008 and 2009, many governments launched extensive rescue programmes to stabilize the banking sector, with measures ranging from capital injections and asset purchases to government guarantees. In addition, the central banks greatly increased the supply of liquidity. From mid-2009, the government rescue packages began to feed through, with stability returning to the money and capital markets. Investor risk aversion with regard to the creditworthiness of the banking sector – as measured by the iTraxx CDS index for financial stocks – began to fall again from the spring of 2009 after reaching historical highs.

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Banks' fundamentals also improved during the course of 2009: the median RoE for the big eurozone banks was 6.5 % in the first quarter of 2009 according to the ECB, up from 5.8 % in 2008 and 14.2 % in 2007.

In the second and third quarters of 2009, the modest recovery in European banks' return on equity ratios continued. The big impairment losses on securitized positions and the losses in trading business were not as severe in 2009 as they had been the previous year. In addition, many banks continued the restructuring and cost-cutting programmes that they had begun in 2008. The ECB expects the cost-cutting and reduction of existing overcapacities at eurozone banks to continue.

Both the Bundesbank and the G-20 finance summit have called for incentives structures to be more strongly geared towards the long-term performance of financial institutions. Commerzbank has reacted to these calls by realigning its bonus system.

One major factor with a negative impact on results was the increase in banks' loan loss provisions. Credit defaults caused by the recession reached a substantial level, and Commerzbank was among those hit by the deterioration in credit quality.

The picture as regards the competitive environment for European banks varies according to the segment.

According to a statement by the ECB, competition in retail banking remained as intense as previously, particularly in deposit-taking business, as banks are now looking more towards customer deposits and less towards short-term interbank loans as a source of funding. Between September 2008 and May 2009, eurozone banks reduced the gap in their funding from customer deposits by €700bn. This led to an erosion in deposit margins, which in turn had an adverse effect on Commerzbank's private customer business. In addition, major investment product providers competing with Commerzbank found that private customers were taking a cautious attitude.

By contrast, according to the ECB, European banks' lending margins rose. This may in turn boost Commerzbank's net interest income.

There were also clear signs of recovery in European banks' investment banking business, particularly in the area of bond issues. The high level of issuance by both the public and the corporate sector is boosting banks' commission income according to the German Bundesbank. Not least because some competitors exited the market, margins in investment banking had reached historical highs by the middle of the year and even at the end of the year were still significantly above the pre-crisis level.

In their balance sheet and capital management, European banks – including Commerzbank – were and are focusing mainly on deleveraging, i.e. cutting their debt capital. Reducing public sector guarantees and capital assistance is also on the agenda of many institutions. Some banks have carried out large-scale capital increases to this end. The sector must also take into account the market's increased capital adequacy requirements.

It is worth remembering in addition that the financial and economic crisis has not yet been overcome, so the risk of setbacks cannot be ruled out.

Important business policy events

Acquisition of Dresdner Bank

The most important event in business policy in 2009 was the completion of the Dresdner Bank acquisition in January. The total purchase price for Dresdner Bank was €4.7bn. Along with a cash component and the transfer of cominvest to Allianz, under the terms of the deal, Allianz received some 163.5 million new Commerzbank shares from a capital increase against non-cash contributions. On May 11, 2009, Dresdner Bank AG was merged with Commerzbank. Since then, further important steps have been taken in the integration process. For example, Commerzbank reached an agreement with employee representatives on integrating the head offices of Commerzbank, Dresdner Bank and Dresdner Kleinwort in Frankfurt. Furthermore, an agreement was reached on the reconciliation of interests regarding the integration of Dresdner Bank's employees and regional locations into the new Commerzbank. As part of the agreements reached, the original plan to make no operational redundancies before the end of 2011 has been extended to 2013, provided that certain targets are met. In addition, the investment banking division of the Commerzbank Group has been operating under the uniform Commerzbank brand since September 1.

Roadmap 2012: Commerzbank repositions itself

Against the backdrop of the financial and economic crisis and the integration of Dresdner Bank, Commerzbank repositioned itself in spring 2009. With its three-point programme "Roadmap 2012", Commerzbank plans to reinforce its status as market leader in German private and corporate customer business. The focus is on being a profitable core bank, which will involve optimizing the asset-based lending business in the Real Estate and Public Finance areas and reducing those portfolios that do not form part of the Bank's core business through active management. At the heart of the new Commerzbank will be the Private Customers and Mittelstandsbank segments, customer-oriented Corporates & Markets activities and Central and Eastern Europe.

In the Private Customers segment, the target structure for the new Commerzbank will represent the largest advisory network on the German banking market, with some 1,200 branches. Its strong market position will be further expanded through the rapid integration of Dresdner Bank and rigorous cost management. The Mittelstandsbank will focus on services for German companies on the domestic and international market. The aim is to further enhance its position as the leading export financer in the German economy. Economies in Eastern Europe will post stronger growth over the medium and long term than those in Western Europe and in the US. Within its Central and Eastern Europe (CEE) segment, Commerzbank will particularly concentrate on its strong position in Poland. Corporates & Markets (C&M) will place client-oriented services for the Bank's core target groups at the centre of its activities. Other business areas will be reduced or discontinued. The main locations will be Frankfurt and London. In the Asset Based Finance segment, risk-weighted assets have been scaled back and activities refocused within Commercial Real Estate, Public Finance and Shipping. In real estate finance, there are plans to downsize the portfolio to about €60bn by the end of 2012. In Public Finance, the goal is to scale back the portfolio to a maximum of €100bn by 2010. The ship financing activities will also be consolidated. Portfolios that do not form part of the realigned core bank (other types of structured products and credit derivatives) are grouped together within the Portfolio Restructuring Unit, where they are actively managed and reduced to optimize value.

Commerzbank will build on its strengths as the main bank for private and corporate customers in Germany and gears its business model accordingly. By no later than 2011, the Bank intends to be operating at a profit again. From 2012 onward, Commerzbank intends to generate an operating profit result of more than €4bn per year, and an after-tax return on equity of approximately 12 %. This is perfectly compatible with the business model and risk profile of Commerzbank. Risk-weighted assets will be reduced to less than €290bn by 2012.

Capital support measures

At the beginning of May, the EU Commission approved the second assistance package from the Special Fund for Financial Market Stabilization (SoFFin) agreed in January, on condition that we reduce our total assets and spin off Eurohypo by 2014. After approval of the capital increase for SoFFin at the Annual General Meeting, the increase was then registered, and the silent participations of both SoFFin (€8.2bn) and Allianz (€750m) were transferred to Commerzbank. The capital increase was carried out by issuing roughly 295 million ordinary shares at a price of €6 a share, giving SoFFin a holding of 25 % plus one share in the new Commerzbank.

Focus on core business

Progress has been made in trimming down to our core business and meeting the SoFFin requirements calling for the disposal of certain investments. For instance, to this end, Commerzbank divested Dresdner Bank (Switzerland) at the end of July through a sale to the Liechtenstein-based LGT Group. As at December 31, 2008, Dresdner Bank (Switzerland) had 311 employees and assets under management of CHF9.4bn. Commerzbank also spun off Commerzbank (Switzerland) AG at the end of July. It was purchased by the Vontobel Group. Commerzbank (Switzerland), which is headquartered in Zurich and has a branch in Gevena and a subsidiary in Vienna, is active in the affluent private customer business. As at December 31, 2008 it had 127 employees and assets under management of CHF4.5bn. Similarly at the end of July, Commerzbank also sold all of its shares of Reuschel & Co. Kommanditgesellschaft to Conrad Hinrich Donner Bank AG. As at December 31, 2008, Reuschel & Co. Kommanditgesellschaft had 425 employees and a net profit for the year of €8.8m. The supervisory authorities have approved these transactions.

Commerzbank also completed further sales negotiations resulting from its strategic reorientation and focus on selected locations in wealth management as part of the integration with Dresdner Bank.

At the beginning of October it sold Dresdner Van Moer Courtens and the Belgium branch of its subsidiary Commerzbank International S.A. Luxembourg (CISAL) to members of management. The transaction is subject to the necessary approvals from the authorities. Dresdner Van Moer Courtens concentrates on wealthy private customers and securities trading. The Belgium branch of Commerzbank International S.A. Luxembourg is also active in this customer segment. At the end of 2008 the two institutions together managed assets of €615m and employed 48 staff. The Brussels branch of Commerzbank AG Frankfurt, which specializes in the corporate customer segment, will continue to be run by Commerzbank.

In mid-October Commerzbank sold the UK wealth management unit of Kleinwort Benson to RHJ International, which includes the companies Channel Islands Holdings Limited and Kleinwort Benson Private Bank Limited. Its business strategy was specialized in asset management and fiduciary transactions in the UK. As at the end of 2008 the wealth management units had assets under management of GBP5.4bn (€5.7bn) and assets under administration of GBP15.7bn (€16.5bn). As at December 2008 they employed around 650 staff. Investment banking activities have not been affected by the transaction. The sale is subject to the usual approval required from the anti-trust and supervisory authorities and is expected to be concluded in the first half of 2010.

In addition Commerzbank is selling its 74 % shareholding in Austrian Privatinvest Bank AG to Zürcher Kantonalbank. The transaction is subject to approval by the anti-trust and supervisory authorities. Privatinvest Bank AG was previously held by Reuschel & Co. Privatbankiers, with its head office in Salzburg and a branch in Vienna. Its business activities include financial planning, asset management and liquidity management. At the end of June 2009, it employed approximately 50 staff and managed assets worth €600m. The activities of the Vienna branch of Commerzbank AG Frankfurt will be unaffected by the transaction.

Information on further divestments can be found in the report on events after the balance sheet date.

Earnings performance, assets and financial position

At the end of the reporting year the Commerzbank Group's capital base remains solid and the level of liquidity is comfortable. We have also made further progress in reducing total assets and managing down our risk positions. However, the Group also incurred significant charges in 2009.

Income statement of the Commerzbank Group

As a result of the global economic and financial crisis, the income statement was affected in particular by a sharp increase in loan loss provisions but also by a trading loss. In addition, restructuring expenses and ongoing operating expenses totalling €1,864m were incurred for the integration of Dresdner Bank, and the new Asset Based Finance segment experienced write-downs on goodwill and brand names of €768m. The challenging environment and the expenses connected with the integration of Dresdner Bank resulted in a significant consolidated loss attributable to Commerzbank shareholders of €4.54bn.

In line with the reporting in the consolidated financial statements, we first compare the results with those for 2008, adjusted for the new segment structure but without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very substatial changes in certain income statement items. Through the purchase of Dresdner Bank we also indirectly acquired a further 40 % of Deutsche Schiffsbank AG, in addition to our original 40 % stake. This means that Schiffsbank will also be fully consolidated. By contrast, the cominvest companies sold in the course of the acquisition of Dresdner Bank are, in particular, no longer included in the consolidation. For more information on the changes in the group of consolidated companies and details on the resulting measurement effects pursuant to IFRS 3 and, in particular, the purchase price allocation please refer to pages 202 to 207 of this report.

The individual items in the income statement were as follows:

Net interest income rose 52 % compared with the previous year, to €7.19bn in 2009. The net allocation to provisions for possible loan losses went up by €2.36bn to €4.21bn in the same period. Net interest income after the provision for possible loan losses increased by 3.5 % to €2.98bn. Net commission income rose by 30.8 % to €3.72bn. The trading result improved by 21.1 % in 2009 to €-358m. Net investment income amounted to €417m in 2009, up from €-665m in the previous year. The "Other result" item increased by 18.5 % to €-22m.

Operating expenses increased by 81.7 % altogether, to €9.00bn. Personnel expenses went up by 88.0 % to €4.70bn. At the end of 2009, the Commerzbank Group employed 62,671 people – approximately 19,500 more than at the end of the previous year. Other operating expenses rose by 75.3 % to €3.77bn.

The net result of all the aforementioned income and expenses was an operating loss of €2.27bn, after a loss of €382m in 2008.

Restructuring expenses of €1.62bn were incurred, mainly owing to the integration of Dresdner Bank but also, to a lesser extent, by Eurohypo AG's Commercial Real Estate business. In 2008, restructuring expenses came to €25m. The pre-tax result was thus a loss of €4.66bn, after a loss of €407m in 2008. Tax income fell from €466m to €26m in the reporting year. A loss of €96m is attributable to minority interests.

This results in an attributable consolidated loss of €4.54bn – offset by the release of reserves – compared with €0 in 2008. Earnings per share fell from €0 in 2008 to €-4.40. Since Commerzbank received assistance from the German government's financial markets stabilization programme, the Bank is not permitted to pay any dividends for the 2008 and 2009 financial years, regardless of earnings.

Return on equity – i.e. the ratio of consolidated profit/loss to the average amount of capital employed, as attributable to Commerzbank shareholders – fell from 0 % in 2008 to -15.6 %. The cost/income ratio – i.e. the ratio of operating expenses to total earnings before deduction of loan loss provisions – rose from 77.1 % in 2008 to 82.2 % in the reporting year.

Performance on a pro-forma basis

For reasons of transparency, we also present the figures for 2009 in comparison with the unaudited pro-forma figures for 2008: in other words, as if Dresdner Bank had already been part of the Commerzbank Group in 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

Net interest income of €7,189m in 2009 almost matched the previous year's figure of €7,220m. The Mittelstandsbank in particular achieved a good level of interest income due to a significant increase in lending margins. On the deposit side, however, margins especially but volumes, too, were down considerably across all segments. In the year under review, net interest income was underpinned by silent participations from SoFFin and Allianz.

As a result of the global economic crisis we made net additional provisions for possible loan losses of a total of €4,214m in 2009, compared with €3,553m in the previous reporting period. Almost all segments experienced a significant rise. In the Central & Eastern Europe segment, we substantially increased loan loss provisions on account of the region's extremely weak economy. Asset Based Finance suffered mainly in the commercial real estate markets of the USA and Spain. The general shipping crisis also triggered a need for increased provisions, which in turn led to a deterioration in our ship financing portfolio. The Mittelstandsbank was hit by a significant increase in loan loss provisions due to defaulting at banks and the rising number of insolvencies in the SME segment caused by the economic downturn. Higher loan loss provisions were also necessary in the Private Customers segment as a result of the recession. The Portfolio Restructuring Unit and Corporates & Markets segments were primarily affected by higher risk provisioning as a result of the financial market crisis; in Corporates & Markets, the provisioning level declined by about 80 % compared with the previous year's exceptionally high figure.

Net commission income fell by 20.4 % compared with the previous year to €3,722m. While it was hit in particular by the market turbulence in the first quarter of 2009, the figures for the following quarters were also below those for the previous year. Customers across all segments were very cautious towards securities transactions a result of the difficult market environment. Private Customers business was particularly affected, although the Mittelstandsbank also suffered as a result of the adverse conditions over the year. In Corporates & Markets, the cessation of certain brokerage activities led to a considerable drop in net commission income. In addition, the significantly reduced level of new business in the Asset Based Finance segment's Commercial Real Estate area also generated a lower level of net commission income.

Net income from trading improved markedly compared with the previous year: in 2009 the loss was slashed by 92.3 % to €358m. This was mainly due to significantly lower impairment losses on the ABS portfolio. This trend mirrored developments in the capital markets in 2009: whereas a €527m loss was recorded between January and March, more favourable market conditions resulted in a trading profit of €71m in the second quarter and €659m in the third quarter. In the fourth quarter, there was a trading loss of €561m, driven principally by valuation adjustments for monoline insurers, as well as the weak economic climate. In the Corporates & Markets segment, the trading result for 2009 was significantly lower than in the previous year; this segment had to contend with de-risking measures which had a negative impact of approximately €0.5bn. The Portfolio Restructuring Unit segment also suffered sizeable impairment losses, largely on the ABS portfolio. However, these were substantially less than in the previous year.

Net investment income increased from €81m in 2008 to €417m in the year under review. Income from the transfer or sale of investments such as cominvest, Linde and ThyssenKrupp was offset by impairments on the ABS book. The "Other result" item improved from €-118m in 2008 to €-22m.

Operating expenses fell 1.3 % compared with 2008, to €9,004m. Personnel expenses declined by 4.8 % to €4,698m as a result of the 9.7 % drop in headcount to 62,671. The year under review saw non-recurring higher contributions to the German Pension Protection Fund. Other operating expenses including current depreciation increased 2.9 % to €4,306m. This figure also includes continuing implementation expenses for the integration of Dresdner Bank amounting to €316m (mainly costs of IT integration) and higher contributions to the Deposit Protection Fund.

The developments described resulted in an operating loss of €2.27bn for 2009, compared with a loss of €5.45bn in the previous year. Restructuring expenses amounted to €1.62bn in the year under review, of which €1.55bn related to the integration of Dresdner Bank and €73m to the strategic realignment of Eurohypo. In addition, impairments of goodwill and brand names – the latter resulting from the full write-off of the Eurohypo and Dresdner Kleinwort brands – amounted to €768m. At €690m, goodwill impairments in the Asset Based Finance segment accounted for by far the largest share. After deduction of restructuring expenses and impairments on goodwill and brand names, the result before tax was €-4.66bn (previous year: €-5.51bn). Due to the difficult situation in the USA, UK and Spain and the consequently more subdued business outlook, we have adjusted the carrying value of certain deferred tax assets in these countries and refrained from recognizing new ones. Overall, tax income came to €26m for the period under review. After tax, the consolidated loss was

€4.63bn, of which €96m is attributable to minority interests. A figure of €-4.54bn is attributable to Commerzbank shareholders. The comprehensive statement of income for 2009, which includes the consolidated loss and other comprehensive income for the period, showed a net total of €-4.56m. Other comprehensive income of €69m consists of the accumulated changes in the revaluation surplus (€638m), the reserve for cash flow hedges (€-352m) and the currency translation reserve (€-217m). Operating earnings per share amounted to €-2.20 and earnings per share to €-4.40.

Consolidated balance sheet

In line with the reporting in the consolidated financial statements, we first compare the results with those for 2008 without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very substantial changes in certain balance sheet items.

Total assets of the Commerzbank Group rose by 35.0 % compared with December 31, 2008, to €844.1bn. On the assets side, claims on banks increased by 69.4 % to €106.7bn, and claims on customers by 23.7 % to €352.2bn. Assets held for trading soared by 84.5 % to €218.7bn, while financial assets grew by a modest 3.0 % to €131.3bn. On the liabilities side, there was an above-average increase of 55.5 % to €264.6bn in liabilities to customers and of 100.4 % to €193.0bn for trading liabilities, whereas liabilities to banks and securitized liabilities rose by a relatively moderate 9.4 % and 3.3 % respectively. The growth in both subordinated and hybrid capital of 33.9 % and 29.2 % respectively was attributable in particular to the initial consolidation of Dresdner Bank.

Performance on a pro-forma basis

For reasons of transparency, we have also compared the volume figures as at December 31, 2009 with the unaudited pro-forma figures as at December 31, 2008, which assume that Dresdner Bank was already part of the Commerzbank Group on the last day of 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

On a pro-forma basis, we reduced total assets significantly during 2009. Compared with the end of the previous year, they decreased by 19.3 % to €844.1bn. On the assets side, the substantial reduction of €202.2bn primarily related to claims on customers and assets held for trading.

The cash reserve fell by €11.7bn to €10.3bn compared with December 31, 2008, especially in balances held with central banks. Claims on banks declined by €16.0bn to €106.7bn compared with the end of the previous year, primarily due to the significant drop in bank lending. Claims on customers were down by €65.3bn to €352.2bn, again because of substantially lower level of total lending. As at the reporting date, total lending to customers and banks stood at €368.4bn, down €71.2bn compared with the last day of 2008. Loans to banks amounted to €25.0bn, 34.7 % lower than in the previous year (€38.3bn). Customer lending business declined by 14.4 % to a volume of €343.4bn at the end of the year. This was mainly a result of the downsizing of the foreign portfolio as part of the new strategic focus on the bank's core business; a decline in demand for loans in Germany also contributed. As at the reporting date, assets held for trading amounted to €218.7bn, a fall of €82.4bn or 27.4 % compared with the end of 2008. Positive fair values attributable to derivative financial instruments contributed a sizeable €63.7bn to this total. Financial assets decreased by 12.9 % over the year, to €131.3bn. Bonds, notes and other fixed-income securities were down €18.6bn to €128.0bn, while equities and other variable-yield securities declined by €0.9bn.

On the liabilities side, the reduction in volumes was particularly marked in the case of customers and bank deposits, securitized liabilities and liabilities from trading activities.

Liabilities to banks fell by €54.1bn to €140.6bn, particularly for short-term maturities. This related to banks both in Germany and abroad. Liabilities to customers went down by €55.4bn to €264.6bn; short-term deposits accounted for about 85 % of this. Securitized liabilities also declined; at €171.4bn they were 10.8 % lower than in the previous year. While bonds and notes decreased by €21.9bn to €148.7bn, money market instruments rose by €1.2bn to €22.6bn. Liabilities from trading activities were down €63.5bn overall, to €193.0bn. As in the case of assets held for trading, this was mainly because of the decline in negative fair values attributable to derivative financial instruments.

In keeping with the Roadmap 2012 strategic programme, Commerzbank steadily reduced the level of total assets over each quarter following the first-time consolidation of Dresdner Bank: the reduction came to €202bn in all. The requirement imposed by the EU Commission to cut consolidated total assets to approximately €900bn by 2012 has therefore been met well in advance. Reducing total assets was a central component of our risk reduction measures and some areas were particularly affected: the Corporates & Markets segment because of reduced trading activities, the Public Finance division in the Asset Based Finance segment, and the Portfolio Restructuring Unit segment, through the managing down of the portfolio. As a result of these developments, the leverage ratio – i.e. the ratio of equity attributable to Commerzbank shareholders to net assets – fell to 24 at the end of 2009, compared with 36 at the end of the previous year.

Equity

Reported equity at December 31, 2009 was up 33.9 % or €6.7bn to €26.6bn compared with the previous year, due mainly to the two capital increases in the first half and higher silent participations. This contrasted with the consolidated deficit for the current financial year.

The €1.2bn increase in subscribed capital and the €1.3bn addition to the capital reserve stemmed firstly from the capital increase for contributions in kind in the first quarter, from which Allianz received around 163.5 million new Commerzbank shares as part of the purchase price for Dresdner Bank. Secondly, it reflected the capital increase for cash provided by SoFFin following the EU Commission's approval of the second SoFFin package and subsequent endorsement of the capital increase by the Annual General Meeting. Through the issue of around 295 million ordinary shares at a price of €6 per share, SoFFin now owns a stake in Commerzbank AG of 25 % plus one share. As a result of these two measures, the number of outstanding shares stood at 1,181.4 million at the end of the year.

Silent participations rose by just under €9bn. In the second quarter SoFFin paid a second tranche of €8.2bn and Allianz an additional €750m. Both participations receive interest at a rate of 9 %, insofar as that Commerzbank AG reports net income further to HGB (German Commercial Code). In accordance with the restrictions imposed by the EU, Commerzbank made no earnings-related payments in respect of the silent participations during the reporting year; it did, however, release reserves in order to avoid a reduction in the book value of the silent participations. In accordance with EU restrictions, Commerzbank will make earnings-related payments in 2010 only if it is obliged to do so without releasing reserves or special reserves pursuant to section 340g HGB. Where necessary and permitted by law, Commerzbank will release reserves in 2010 in order to prevent the carrying amount of its equity instruments being reduced through loss participation.

Owing to the release of reserves to offset the net loss for the year, capital reserves and retained earnings declined by €3.2bn overall compared with the end of the previous year, despite the capital increases.

At the end of 2009, the revaluation reserve, the reserve for cash flow hedges and the currency translation reserve had a negative impact on equity of €3.5bn, only slightly more than a year previously. At €–1.8bn, the negative value of the revaluation reserve was €0.4bn lower than at year-end 2008. This resulted in particular from the substantial rebound in the capital markets during the period. However, interest-bearing financial assets had a negative effect of €–2.1bn. This figure was also influenced by reallocations in accordance with the amendments issued by the IASB on October 13, 2008. Following the rededication in 2008, on January 31 and May 31 we reclassified additional securities in the Public Finance portfolio for which there was no longer an active market, switching them from Available for Sale (AfS) to the Loans and Receivables (LaR) category under IAS 39. The securities concerned are primarily issued by public sector borrowers in Europe.

Risk assets amounted to €280.1bn as at year-end 2009. This rise of €58.3bn compared with the figure reported at year-end 2008 was mainly consolidation related. The unaudited pro-forma figure including Dresdner Bank was €338.0bn. In line with the change in the level of total assets already described, in 2009 we also made significant progress towards our objective of reducing risk assets. The decrease was achieved mainly by reducing risk positions that no longer fit in with our strategic activities. Foreign currency effects also contributed to the reduction, whereas rating migration worked against it.

Our regulatory core capital increased over the year by 31.2% to €29.5bn – primarily due to the measures to strengthen equity described above and the removal of regulations requiring inclusion of the revaluation reserve – while the core capital ratio rose from 10.1 % to 10.5 %. The total capital ratio was 14.8 % on the reporting date.

Liquidity and funding at the Commerzbank Group

Liquidity management in 2009

The Group's liquidity management is the responsibility of Group Treasury. Following the acquisition of Dresdner Bank and the associated organizational realignment of the Group, Group Treasury has since the start of 2009 been part of Group Management, reporting directly to the Chairman of the Board of Managing Directors. Group Treasury is represented at all major locations in Germany and abroad and has reporting lines at all subsidiaries.

Guidelines and limits for the funding profile and funds are derived from the business strategy and reflect risk tolerance. Top-level decisions about liquidity management are taken by the central Asset & Liability Committee (ALCO), which meets at regular intervals. The independent Risk Control function monitors compliance with the limits set.

Liquidity management within Group Treasury consists of operational and strategic elements. Operational liquidity management encompasses management of daily payments, planning for expected payment flows and managing access to central banks. Liquidity management also deals with access to unsecured and secured sources of funding on the money

Group capital market funding of 2009
Volume €32.9bn


Guaranteed bond
€5bn
Unsecured bonds
€14.7bn
Secured bonds
€13.2bn
One issue
€5bn
Benchmark issues
€2.5bn
Private placements
€12.2bn
Jumbo issues
€6.8bn
Private placements
€6.4bn

Capital market funding structure
as of December 31, 2009


Mortgage Pfandbriefe 20 %
Lettres de gage 8 %
Subordinated issues 8 %
about €237bn
Unsecured bonds 32 %
Ship Pfandbriefe 2 %
Public sector Pfandbriefe 30 %

and capital markets and the management of our liquidity portfolio. Strategic liquidity management involves drawing up and evaluating a maturity profile for all assets and liabilities relevant for liquidity purposes, including modelling the proportion of customer deposits which will be available on a permanent basis (the "core deposit base"), the Group's resulting issuance strategy, and the calculation and allocation of liquidity costs, which feed into the management of the Bank's business activities.

In order to compensate for unexpected short-term outflows of liquidity, Group Treasury has a central liquidity portfolio of highly liquid securities eligible for central bank borrowing purposes, backed by medium to long-term funding. Commerzbank also has a liquidity reserve consisting of freely disposable cash and liquid securities positions. The Group's short and medium-term funding is broadly diversified in terms of investor groups, regions, products and currencies.

Monitoring and management of liquidity risk at Commerzbank is performed by an independent Risk function using an internal model. ALCO and the Board of Managing Directors receive regular reports on the liquidity risk situation.

Key elements of liquidity management are the internal model (available net liquidity, or ANL, concept), which has a horizon of up to 12 months, and the stable funding concept, with a horizon of more than one year. The ANL concept forms the basis for daily liquidity management. It calculates the available net liquidity (ANL) for the next 12 months on the basis of contractual and economic payment flows from on-balance-sheet and off-balance-sheet transactions and liquid assets, by deducting expected outflows from expected inflows.

Commerzbank applies a four-level limit concept in order to monitor and manage liquidity risk. In addition to the Group limit, limits also apply at the level of subsidiaries, Group divisions and their sub-units. There are also limits on liquidity risks in relation to foreign currencies. The limit concept in place ensures that an emerging liquidity bottleneck can be identified at the earliest possible stage and that steps can be taken to tackle it.

One important component of the internal liquidity risk model is stress testing, which highlights the impact of unforeseen events on the liquidity situation, simulating institution-specific and market-related events and a combination of these. The results of stress testing feed into the definition of the limit concept and creation of a sustainable emergency plan. The stress scenarios are recalculated daily. The assumptions underlying the stress scenarios are checked regularly and adjusted to changes in the market environment.

Particularly during the current crisis, the internal liquidity risk model has proved to be a risk-sensitive and reliable tool for monitoring and managing liquidity. Commerzbank's liquidity and solvency were adequate at all times during 2009, including under the assumptions of the stress scenarios. The applicable regulatory liquidity requirements were complied with at all times; as at December 31, 2009, Commerzbank AG's liquidity ratio under the standardized approach of the Liquidity Regulation was well above the regulatory minimum of 1.00, at 1.20.

Liquidity management at Commerzbank ensures well-balanced diversification of the funding structure in terms of investor groups, regions, products and currencies. The funding profile is actively managed based on regular structural analysis.

Commerzbank's liquidity position steadily improved throughout 2009, helped by further recovery on the financial markets, the funds contributed by the SoFFin (Sonderfonds Finanzmarktstabilisierung), continued stability in the deposit business and Commerzbank's focus on its core business areas.

After a volatile end to 2008, the funding markets enjoyed a significant recovery in 2009, buoyed by the support measures introduced around the world.

This led to stabilization in spreads on various hedging instruments, such as cross-currency swaps and basic swaps. The Euribor/Eonia spread – which is regarded as an indicator of the liquidity risk in the interbank market anticipated by the market – also narrowed considerably. The three-month spread tightened from some 120 basis points at the start of the year to just over 30 basis points. The interbank market for deposits eased substantially for all maturities up to one year, and the capital market was receptive to issues.

The Bank was able to access sufficient funding on the interbank market and proved its ability to secure long-term funding through various capital market issues in both the secured and unsecured segments.

Funding structure in 2009

The influence of the financial crisis was a dominant theme in 2009, and the first half of the year in particular, and it also affected the Bank's funding options. In response to the financial market crisis, SoFFin (the Special Fund for Financial Market Stabilization) as guarantor and Commerzbank as guarantee-holder concluded an agreement in December 2008 on the provision of a €15bn guarantee facility in respect of certain bearer bonds. This is intended to make it easier for the Group to raise funds on the capital market. The Bank made use of this facility on January 9, 2009 and became the first German institution to issue a three-year bond guaranteed by SoFFin with a total volume of €5bn. The remaining guarantee facility of €10bn was returned to SoFFin in two stages in August and September 2009 in view of the Bank's good liquidity position and the much-improved situation on the funding markets.

SoFFin also took a stake of 25 % plus one share in Commerzbank during 2009. An amount of around €1.8bn flowed to Commerzbank from the capital increase against non-cash contribution conducted for that purpose. SoFFin also granted Commerzbank a silent participation of about €8.2bn to strengthen its capital base, which was contributed in June 2009 and had an impact on liquidity. Silent participations totalling €16.4bn were thus received from SoFFin in 2008 and 2009.

Long-term funding is mainly assured by means of secured and unsecured capital market products, along with customer deposits which can be regarded as stable and available to the Bank over the long term.

Despite the considerable impact of the financial crisis in the first half of 2009, Commerzbank succeeded in placing bonds on the capital market, under its own steam and on an unsecured basis and also on a secured basis via its subsidiary Eurohypo AG. These included benchmark and jumbo issues alongside numerous private placements.

In 2009, the Group raised a total of around €33bn in secured and unsecured issues on the capital markets, which was well ahead of the original issuance plans for the year. As in previous years, the volume-weighted average maturity of capital market issues was well over five years.

The unsecured segment featured, alongside the 3-year state-guaranteed bond issued in January, the 5-year and 5 ½-year benchmark issues with a combined volume of €2.5bn. These publicly placed bonds were aimed at diversifying the investor base internationally. The state-guaranteed bond in particular attracted large numbers of new investors. There was demand for bonds with a total value of more than €7bn via Commerzbank's private customer network, which formed a part of the total of €12.2bn of unsecured private placements. The total unsecured issue volume was in the region of €20bn.

In the secured segment, mortgage Pfandbriefe with a volume of close to €10bn and public sector Pfandbriefe in the amount of €3bn were issued via Eurohypo. In addition to private placements, five jumbo Pfandbriefe with maturities of between five and ten years were successfully placed. The volume-weighted average maturity of new Pfandbrief issues is over seven years.

Eurohypo profited from the recovery in the Pfandbrief market triggered by the ECB's covered bond purchase programme, which boosted market liquidity and caused credit spreads to tighten.

The issues were well received by the market, as indicated by the speed of the placing, the strong demand across Europe and the attractive terms.

In July 2009, the ECB placed the first of three one-year tenders in the money market. Commerzbank used the central bank money market operations principally for the short-term management of its liquidity and does not regard the liquidity facilities made available as a surrogate for long-term funding. It therefore made very conservative use of the ECB's long-term tender transactions.

Customer deposits generated in customer-oriented core business are another major source of funding. The Bank offers a wide range of investment products.

The good level of access to the capital markets, combined with stable customer deposits, enabled interbank borrowing and hence the reliance on a volatile source of funding to be scaled back over the year.

Summary of 2009 business position

Having to report a net loss for the 2009 financial year gives us no cause for satisfaction, even though we were confronted with very great challenges: we had to deal with the repercussions of the ongoing economic and financial crisis, which made itself felt in the form of significantly higher loan loss provisions in particular, while also coping with the integration of Dresdner Bank, the strategic realignment of Eurohypo and the implementation of risk reduction measures. However, we also made progress during the reporting year: we reduced risks, improved our long-term capital base and forged ahead with the integration of Dresdner Bank. Our success is evident from the significant reduction in risk-weighted assets and total assets, a core capital ratio of 10.5 %, and the achievement of major milestones in the merger of Commerzbank and Dresdner Bank, on schedule and in some cases ahead of schedule. The core segments Private Customers and Mittelstandsbank generated an operating profit in every quarter of 2009.


Käfer

Delivering top performance. Michael Käfer (right), the main shareholder of the Käfer Group, Felix Akontz from Wealth Management and Andrea Lange from Corporate Banking at Commerzbank know that they can achieve more together. The internationally active provider of premium services in the food, service and retail area has worked with Dresdner Bank, and now Commerzbank, for decades. The provision of reliable and expert banking advice from a single source allows Michael Käfer to concentrate fully on his business.

Segment performance

Private Customers

Commerzbank has brought together the activities of the Group divisions Private and Business Customers, Wealth Management, Direct Banking (formerly comdirect bank AG) and Credit in the Private Customers segment. Since the third quarter of 2009, Eurohypo's private customer business has been reported under the Asset Based Finance segment rather than under Private Customers.

Earnings performance

Private Customers

	2009	2008	2008 Pro-forma
Equity tied up (€ m)	3,256	1,380	2,567
Operating return on equity	5.2 %	41.2 %	32.1 %
Cost/income ratio in operating business	90.3 %	76.1 %	81.4 %

The Private Customers segment was also unable to escape the difficult operating conditions in 2009. However, its broad customer base remained stable, which enabled a profit to be recorded at operating level even in the context of the economic and financial crisis.

In line with the reporting in the consolidated financial statements, we first compare the results with those for the previous year, adjusted for the new segment structure but without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very substantial changes in certain income statement items.

Operating income before provisioning of €4,278m was well above the 2008 figure of €2,457m. Net interest income climbed 83.4 % to €2,223m, while net commission income rose by 67.1 % to €2,147m. The net allocation to provisions for possible loan losses went up a substantial €227m over the same period, to €246m. Operating expenses rose by €1,993m year-on-year to €3,862m. The Private Customers segment achieved a total operating profit of €170m (previous year: €569m).

Pro-forma performance

For reasons of transparency, we have also compared the 2009 results with the unaudited pro-forma figures for 2008, which assume that Dresdner Bank was already part of the Commerzbank Group in 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

On this basis, net commission income decreased by 4.0 % to €2,223m, with the deposit margin under particular pressure because of low interest rates. Conversely, the credit margin improved over the course of the year. Loan loss provisions were €177m higher at €246m, due mainly to the effects of the economic crisis. Net commission income declined by 15.9 % to €2,147m, which was primarily caused by a drop-off in securities business. The "Other result" item deteriorated by 48.5 % to €-98m, due in particular to provisions for litigation risks. Operating expenses decreased by 1.2 % to €3,862m. This was attributable in part to higher payments to the Deposit Protection Fund and one-off increases in payments to the German Pension Protection Fund in 2009. Alongside this, there were the ongoing costs of the Dresdner Bank integration during the period under review. However, strict cost management made up for these negative factors. With an operating profit of €170m (previous year: €824m), the segment made a positive net contribution to the Group's results.

Restructuring expenses of €338m were incurred in 2009 in connection with the integration of Dresdner Bank.

Main developments in the financial year

Leading bank for private customers

The new Commerzbank is one of Germany's leading banks in the affluent private customer business, serving about 11 million clients. Our various Group divisions have gained prime positions in the German market: in Private and Business Customers, Commerzbank is the number one branch bank with the largest branch network. It is a leading wealth management provider with the highest number of outlets in Germany. The comdirect group is the largest online broker with 1.4 million custody accounts. Commerzbank is one of the nation's biggest lenders to private customers, granting a total volume of €59bn.

Merger reaches key milestones

The first joint product became available in both banks shortly after the acquisition in January 2009. During the year the first location mergers in the Credit and Private and Business Customers divisions took place and the call centre activities of Commerzbank and Dresdner Bank were fully integrated into Commerz Direktservice. In November 2009 we were able to merge the two banking centres in Frankfurt and complete the staff placement process for our segment's central units. We are now phasing in the new business model, which is specifically oriented to the needs of our customers.

Following the acquisition of Dresdner Bank, we also pressed ahead with focusing on our segment's core business: we accordingly sold the cominvest group to Allianz. In addition, we cut our ties with private bank Reuschel & Co. and withdrew from a number of foreign activities in Switzerland, Belgium, Austria, Monaco and the United Kingdom.

Customer participation in merger process

The constitutive meeting of the Commerzbank customer advisory council took place on March 11. The Board member responsible for Private Customers has since been listening to the views of 40 Commerzbank and Dresdner Bank customers on various matters of concern to clients. The advisory council's initial recommendations have already been implemented. For instance, a customer brochure giving information about the financial crisis was produced, and a series of events was arranged which gave some 3,000 customers the opportunity to speak to members of the Board of Managing Directors about topics of interest relating to the financial crisis and the merger of the two banks. Improvements were also made to the online banking service and customer communications. Members of the advisory council are closely involved in the segment's plans, and their recommendations help us to optimize our services.

Private and Business Customers

The Group division Private and Business Customers covers activities with our private customers, private banking customers and business customers in our branches in Germany. The merger of the branch networks means that we now offer our customers the most extensive branch network of any German private bank. We meet the varying needs of our customer groups by offering specialist advice tailored to the individual objectives of our clients, and we supply genuine added value through the provision of sophisticated financial services.

Standing firm in a challenging market environment

After a record year in 2008, our division saw its 2009 performance hit by the repercussions of the financial and economic crisis. Revenues declined during the 2009 financial year in a challenging market environment. Customer numbers remained steady over the year as a whole.

In the wake of the financial crisis, our customers are placing more weight than ever on receiving high-quality advice from a reliable financial services partner. We therefore focused on our existing customers during the reporting year: our success here is founded on comprehensive advisory and product expertise. In order to meet the specific requirements of all customer groups, we drew clear demarcation lines between our customer segments. Having reorganized the Group division, we are now better able to meet the differing demands of our target groups – private customers, private banking customers and business customers.

The individual needs of our customers lie at the heart of our advisory service. Each customer presents a different challenge to the advisory skills of our staff. Since April 2009, we have also offered a Commerzbank advisory service linked to major life events. Its goal is to support customers at particularly important moments in their lives. At the same time, in 2009 we laid the groundwork for a more sector-based approach to the services and advice we offer our business customers. Not only have we developed specific products for particular target groups, but we provide added value for our customers through our expertise in advising certain professional groups, such as doctors and tax advisers, and by offering additional services – including an online service library for consultancy professionals – not usually available from banks.

Range of services expanded

The changing needs of our customers in reaction to the ongoing turmoil on the global financial markets took centre stage in the securities business. We responded to the resulting demand for advice with a high level of advisory expertise accompanied by innovative investment products for every type of investor outlook. Our focus was on asset management products that enable investment portfolios to be structured appropriately and achieve a competitive performance. Our product solutions for conservative investment strategies were especially well received by a large number of customers.

In the deposit business, we introduced a high-interest investment account with an interest rate of 3.5 % as the first joint product for new and existing customers of Commerzbank and Dresdner Bank. The launch took place only two weeks after the takeover of Dresdner Bank. The efforts of the two banks were crowned with success in this, their first joint campaign.

Since Easter 2009, our free current account – one of the most successful standard products in Commerzbank's recent history and our second joint product – has also been available to all Dresdner Bank customers, too.

Since mid-2009 we have been issuing Commerzbank prepaid credit cards, and these too have been greeted with success. Our card partnership program was also expanded, with the issue of the BahnCard credit card in cooperation with Deutsche Bahn's bahn.bonus scheme, for example. This gives Commerzbank the opportunity to demonstrate its strengths to over four million BahnCard holders.

We were able to augment our expertise in the pensions business, too. Our pension experts now share their specialist product knowledge with our customer advisers. Sales of company pension scheme products, for example, were significantly boosted in the business customer segment thanks to the assistance of our pension experts.

The life insurance sector suffered a marked decline owing to the impact of market conditions on the single premium business. Attractive pension solutions such as period-certain retirement annuities based on certificates were unable to halt this trend. Our customer advisors therefore concentrated their efforts on the regular contributions business. This benefited from the successful launch of a pension solution for children and by offering government-approved retirement pension products.

Advisory services strengthened

Commerzbank is committed to its tried-and-tested Branch of the Future model. The success of this concept is based on the installation of the latest technology in an attractive, open-plan branch layout. Self-service technology and the outsourcing of administrative functions mean that more time can be devoted to looking after and advising the customer. Since 2009, larger branches have also been able to benefit from this scheme thanks to the launch of the Branch of the Future PLUS model. Altogether, over 200 branches switched to a Branch of the Future model during 2009. Almost two thirds of the former Commerzbank branch network has now been updated, with more branches to follow in 2010.

In order to improve our advisory service, we have designed a consultancy and information tool to make asset management advice more understandable and transparent for our customers. This tool simplifies the task of providing comprehensive advice that is in keeping with the customer's individual investment strategy, and enables the advisor to make the most appropriate recommendations regarding products and next steps. The application now integrates the memorandum that has become a compulsory element of every consultation following an amendment to the German Securities Trading Act on January 1, 2010.

In addition to improving the quality of our advisory processes, we have run numerous training courses. For example, all 14,000 employees who work in an advisory capacity learned how to fill out the new consultation memorandum, and managers received training on how to tackle the extra tasks associated with the merger.

In order to ensure operational continuity during the location mergers caused by the integration of Dresdner Bank from 2011 onwards, the branches in Einbeck, Dortmund-Hörde and Kelkheim were merged in a pilot project. Commerzbank and Dresdner Bank have been under the same roof in those locations since December 2009. The reactions of customers and staff to this first round of branch mergers have been analyzed and the lessons learned fed into the preparations for setting up the joint branch network.

Outlook

In the Group division Private and Business Customers, the main event of 2010 will be the merger between the distribution channels of Commerzbank and Dresdner Bank. We are set to emerge as a single brand for the first time in the summer of 2010. Commerzbank will then have the most extensive branch and advisor network of any of Germany's big banks. Our branch network will follow the pattern of the Branch of the Future models successfully introduced by Commerzbank. All branches will have switched to the new models by mid-2014.

In 2010, our focus will be on boosting earnings by providing more intensive advice in all product areas. The securities and deposit business in particular stands to benefit from a stabilization of the equity markets and rising interest rates. From September 2010, Allianz will be the sole provider of insurance and pension products. This partnership enables us to continue to expand the range of services we offer in the field of pensions and insurance.

Our specialist advisory services will help us enhance our profile as a leading provider to private banking and business customers. In order to distinguish ourselves from our competitors, we have developed a package of measures for 2010 that will improve the quality of our advisory process even further. We are thus strengthening our relationships with our customers.

Wealth Management

Wealth Management at the new Commerzbank comprises our offering to high net worth private customers who make complex demands on their financial services providers. The merger of our two institutions, Commerzbank and Dresdner Bank, means we can offer an even more effective service: together, we are one of the leading providers in the German market, with around 1,000 employees at 41 locations throughout the country. The merger has enabled us to make further improvements to the quality of the advice we offer, while deepening our capital market expertise and expanding our service range.

Despite the turmoil on the global financial markets, Wealth Management was again able to make a positive contribution to the segment result. At the end of the year, we jointly held around 37,000 customer mandates in Germany and Luxembourg and were entrusted with assets worth €47bn.

In Wealth Management, we are concentrating on our core business and thus on growth in Germany. We are not cutting any of our customer services posts and we are retaining our high geographical coverage. Outside Germany, our main focus is Commerzbank International S.A. in Luxembourg, which will henceforth act as the hub for the international wealth management business. We also have a specialist team in Frankfurt that looks after international clients.

Focusing on the client

Our joint wealth management offering is being expanded to reflect customer requirements: we have involved the customer advisors closely in this process, as well as asking our clients for their views directly. One of the resulting changes is that our new structure now offers our customers active risk management with an integrated approach to assets and a conservative orientation. Moreover, the family office solutions successfully established by Dresdner Bank are now being offered to Commerzbank customers. Furthermore, cooperating more closely with the Mittelstandsbank enables us to offer customized wealth solutions to entrepreneurs that give equal weight to our clients' personal and business requirements. Essentially, we always aim to find the optimum solution for each individual customer. The dual advisory model unites the relationship manager's wide-ranging understanding of the customer with the in-depth specialist knowledge of our wealth management experts.

Outlook

Commerzbank and Dresdner Bank largely harmonized customer contact in Wealth Management during the reporting year, so the main emphasis at the start of 2010 has been to implement the new offerings. The advisory teams will finally be merged at mid-year. Wealth Management will then have 41 integrated locations operating under the new brand.

Credit

In the Private Customers segment, Credit is responsible for all matters related to lending at the market interface. This integrated approach allows us to provide products tailored to the client in the Private and Business Customers division, as well as in Wealth Management, and to implement efficient processing methods and value-oriented portfolio management.

In 2009 we were able to improve our earnings in the credit business with Private and Business Customers. We further improved average margins while leaving lending standards virtually unchanged. As expected, we were unable fully to compensate for the scheduled outflows, so the loan book declined slightly.

The merger between the service offerings of Commerzbank and Dresdner Bank saw important steps being taken in 2009 to ensure that our customers will be offered an even more attractive range of products in future. For instance, in the consumer credit business the strategic alliance with BNP Paribas Personal Finance was placed on a new contractual footing. Through activities and measures of this kind we are building up our position as one of the market's leading lenders to private and business customers. Following the integration of Dresdner Bank, the first mergers between the two banks' credit-processing units took place. Employees from both banks have been working under the same roof at our Rüsselsheim premises since November 2009.

Attractive product range

Although the loan book declined slightly, several of our key products were successful: the instalment loans business benefited from purchases of new cars prompted by the car scrappage incentive scheme. Real estate financing and lending to business customers remained steady in a challenging market environment. Meanwhile, we pressed ahead with the further development of real estate financing and loans to business customers. We intend to simplify the lending process for our customers – from the initial advice to the customer, via the processing of the application and the lending decision itself, right through to the actual payment – to make sure we provide our customers with a top quality service at all times.

Outlook

Expanding the private real estate financing business will be a significant priority for the Credit division in the next few years. We thus wish to strengthen the new Commerzbank's market position over the long term by offering attractive conditions and expert advice. The integration of Dresdner Bank brings us considerably closer to achieving this objective: more locations will be merged in 2010. From spring 2011, all credit processing is scheduled to be carried out via the powerful processing platform already in use at Commerzbank. From that time on, our branch-based customer advisors will receive greater support from loan specialists so that customers benefit from a comprehensive service tailored to their particular home financing requirements.

Direct Banking

The Group division Direct Banking was set up following the acquisition of Dresdner Bank. It integrates the activities of comdirect group (comdirect bank AG and ebase GmbH) and Commerz Direktservice GmbH. comdirect group is the leading direct bank in the online securities business. comdirect bank serves private investors in Germany using the latest technology. ebase GmbH acts as a full service partner for financial companies, insurers and banks, especially in the funds business. The call centre services of Commerzbank and Dresdner Bank have been brought together in Commerz Direktservice GmbH.

comdirect group: business model expanded

In the 2009 financial year, comdirect group recorded the strongest growth in the bank's history and posted an excellent result. The growth was acquisition-led, with the takeover of ebase from Commerz Asset Management Holding bringing in some 700,000 end customers holding portfolios worth over €13bn; not only was comdirect's market leadership in the online securities business reinforced, but the business model was also expanded by the addition of professional services for institutional partners. At the same time, comdirect – despite the unfavourable interest rate and adverse capital market environment – achieved organic growth and succeeded in gaining new customers via the new complus programme that was launched during the reporting year.

The deposit volume declined slightly whereas the custody volume rose markedly. Interest and commission income declined owing to market conditions, but this was largely offset by positive net investment income and rigorous cost management in all areas of comdirect bank.

There was particularly high demand for the current account and the Tagesgeld PLUS account. Furthermore, comdirect bank reached two important milestones in its growth programme: the current account with guarantee of satisfaction was greeted with enthusiasm by customers as soon as it was launched, while the PLUS investment advisory service also hit the right note by providing commission-free advice using systems-based recommendations.

Commerz Direktservice: activities merged

The call centre activities of Commerzbank and Dresdner Bank were merged early in the integration process. Commerz Direktservice demonstrated a high level of operating stability, thanks to the decisive integration and restructuring of the locations combined with targeted measures to handle the changeover. All operational and quality targets were met. Commerz Direktservice now has 600 employees and over nine million customer contacts, making it one of the biggest service providers in the German banking sector.

Outlook

Since acquiring ebase, comdirect group has pursued a two-brand strategy, using the comdirect brand for the direct banking business with private customers and the ebase brand for institutional partners. The group has four main strategic thrusts.

Firstly, it is fully committed to turning itself into its customers' principal bank, through extending the range of products and services on offer while also improving access to customer services and direct banking advice.

Secondly, the comdirect group is striving to expand its market leadership in the online securities business and gain market share in the banking business. Particular emphasis is being placed on broadening its brokerage services through the addition of new features and asset classes.

Thirdly, the cooperation between comdirect and ebase should result in the identification of cost and earnings synergies. Particular attention is to be paid to increasing the effectiveness of B2B sales – an area which has benefited from a reorganization and extra staff – and to expanding the range of products and services offered by ebase. Our objective is to turn ebase into the leading B2B direct bank in the German market thanks to intensive marketing targeted at the various customer segments.

Fourthly, the group intends to continue optimizing its IT architecture with the aim of realizing efficiency advantages and making it easier for customers to access comdirect's services.

Because of its focus on direct banking advisory services, by mid-2010 comdirect group will withdraw completely from providing on-the-spot advice at the business premises of comdirect private finance.

In 2010 Commerz Direktservice intends to press ahead with the integration of its two locations, while also expanding the cross-brand expertise of its agents and setting up an advanced technical platform. Commerz Direktservice also plans to increase the cost effectiveness of its internal services by implementing targeted efficiency measures and realizing cost synergies.

Outlook for Private Customers segment

Over the next few years we shall be pursuing three main goals: the successful integration of Dresdner Bank, a long-term increase in the operating result and the systematic further development of our quality processes.

In 2010 we expect to reach key milestones in the integration of Dresdner Bank: when we switch our branches to the joint brand from June 2010 we shall also be visible to our customers as the new Commerzbank for the first time. Parallel to the brand migration, the staff placement process will be completed, too. Our marketing will then be conducted by a larger team that can draw on greater expertise and a more attractive range of services.

The integration of the two banks paves the way for growth in the coming years. It is also a major driver for our earnings performance. We will start to unlock some synergies from integration as early as 2010 and will keep costs largely stable despite the change of brand. However, the effects of the economic crisis will linger in 2010. we are making greater provision for possible loan losses owing to a delayed increase in personal bankruptcies and rising unemployment. We expect the capital markets to stabilize and interest rates to rise over the medium term as the economy recovers. This should start to benefit us in 2010, especially in the investment business.

The crisis on the financial markets has sparked a radical change in what our customers require from their bank. We therefore plan to set up top-of-the-range quality management across all our systems and business processes, and improve our services in dialogue with our customers. This will allow us to increase the quality of our advisory services significantly while working towards sustainable business success on the back of greater customer satisfaction. We are thus continuing to pursue our goal of being the "Best Bank" for affluent private customers in Germany.



Developing solutions. Oscar McAven (right), general manager of ROKAFlex Zahn GmbH, one of the leading German providers of high-quality ventilation components, and Axel Köppen, a corporate clients Relationship Manager at Commerzbank, know that more can be achieved through partnership and mutual trust. Commerzbank's excellent sector knowledge means it is always in a position to provide its customer ROKAFlex with tailored product solutions.

Mittelstandsbank

The Mittelstandsbank segment is split into the Corporate Banking and Financial Institutions group divisions. The Centre of Competence for Global Shipping, which was part of the Mittelstandsbank until 2008, was integrated into the newly established Asset Based Finance segment in early 2009.

The group division Corporate Banking serves small and mid-sized businesses, major clients, the public sector and institutional clients. The group division Financial Institutions is responsible for relationships with German and foreign banks and financial institutions as well as central banks.

Earnings performance

Mittelstandsbank

	2009	2008	2008 Pro-forma
Equity tied up (€ m)	5,406	3,467	4,855
Operating return on equity	10.8 %	20.7 %	24.0 %
Cost/income ratio in operating business	46.4 %	44.8 %	41.8 %

The challenging market environment in 2009 left its mark on the business segment Mittelstandsbank, too. However, the Mittelstandsbank's stable business model and strong customer base enabled it to maintain a high level of income before provisions. Even after taking the need to make significant provisions for possible loan losses into account, the segment generated an operating profit of over half a billion euros.

In line with the reporting in the consolidated financial statements, we first compare the results with those for 2008, adjusted for the new segment structure but without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very large changes in certain income statement items.

At €2,872m, operating income before provisioning for possible loan losses was well above the 2008 figure of €1,821m. Whereas net interest income rose by 70.1 % to €2,143m, income from the commission business went up by only 36.4 % to €880m, mainly owing to a decline in business opportunities in the wake of the economic downturn and the difficulties in the capital markets. Measurement effects from credit hedge transactions were the cause of the negative trading result. Provisions for possible loan losses rose sharply to €954m because of the adverse economic climate during the financial year 2009. Administrative expenses came to €1,334m, up 63.5 % on the previous year (€816m). The Mittelstandsbank segment achieved a total operating profit of €584m (previous year: €719m).

Performance on a pro-forma basis

For reasons of transparency, we also present the figures for 2009 in comparison with the unaudited pro-forma figures for 2008: in other words, as if Dresdner Bank had already been part of the Commerzbank Group in 2008. Further information regarding the presentation of the pro-forma figures is given on page 150 of this report.

Net interest income rose from €1,944m in the same period of 2008 to €2,143m. Whereas lending to small and mid-sized businesses benefited from higher margins, low interest rates led to a fall in the net interest income contributed by the deposit business.

As expected, in 2009 we had to make provisions for possible loan losses of €954m, which was €398m higher than in the previous year. Against a backdrop of rising corporate insolvencies, this related to the German corporate business and also to an increase in provisions for possible loan losses in respect of financial services providers in other countries.

Commission income fell from €1,000m in 2008 to €880m because of a decline in business opportunities owing to the difficulties affecting the economy and the capital markets.

The trading result for the reporting year was €-93m due to declining valuations in the credit hedge business.

Operating expenses were €1,334m, up 8.0 % on the previous year's figure of €1,235m. The rise is principally due to special effects: higher payments to the deposit protection fund and charges incurred in connection with the merger. Strict cost management partially offset the increase.

Overall, the Mittelstandsbank generated an operating profit of €584m, which was the highest contribution made by any of the core segments. The drop of €581m compared with the previous year can be accounted for mainly by the higher risk provisioning necessitated by the economic situation.

Restructuring expenses of €74m were incurred in the reporting year in connection with the merger.

Main developments during the business year

Strong market position expanded further

The merger of Commerzbank and Dresdner Bank has made us into an even stronger partner for our customers. The group division Corporate Banking now has a share of about 13 % of the SME market and handles around 30 % of the German trade services business. The high degree of client overlap confronted the group division Financial Institutions with a significant challenge as regards stabilizing the combined market share. Our efforts were successful and we maintained our position as one of the leading Euro transaction banks and providers of a full range of payment services.

Integration has tangible results

Our established, customer-oriented service approach is being systematically pursued in the group division Corporate Banking. We are moving even closer to our customers following the decision to expand our domestic distribution network to 150 offices serving SME clients and seven centres serving major clients. Internationally, we assist clients throughout the world, focussing on businesses that have a clear connection with Germany. On the other hand, we are withdrawing from doing business with international clients that have no links with our domestic market; in 2009 we actively reduced this non-strategic portfolio by a significant proportion. As part of the merger between the two banks we also took the important step of harmonizing products and prices in order to ensure that we offer our customers a unified, coordinated service. Stable customer numbers and earnings figures for this client group bear witness to the successful implementation of "dual customer service" last year. Cost synergies are being realized on schedule, thanks to our rigorous cost management programme.

High customer expectations meant that the group division Financial Institutions was required to achieve integration as rapidly as possible. The assignment of relationship managers and the implementation of the customer transition process therefore commenced at a very early stage and have since been successfully concluded. Terms and conditions were harmonized in mid-2009. Since the end of the year, this group division has been able to transmit all client payment streams using the same SWIFT code, COBADEFF, and handle all new documentary business via the Commerzbank platform.

Awards

In 2009, the readers of the trade journal *Markt und Mittelstand* chose the Mittelstandsbank as "Mittelstandsbank of the Year" for the second year running. We regard this award as a tribute to the success of our business model and also as an incentive to make sure we remain the best bank for our customers. At the beginning of 2010 we had further proof of our top ranking, when Focus Money magazine chose us as "Best Mittelstandsbank" following a survey carried out by the German Institute for Service Quality (DISQ).

Corporate Banking

The group division Corporate Banking serves small and mid-sized clients (annual turnover above €2.5m), major clients (provided they are not Multinational Clients allocated to the Corporate & Markets segment), the public sector and institutional clients. In addition, this division covers the competence centre for customers from the renewable energies sector. Our foreign branch offices in Western Europe and Asia enable us to act as a strategic partner for German corporate customers that do business abroad and for foreign companies that do business in our home market of Germany.

Commerzbank was able to boost its market share significantly in its core customer segments. In order to ensure that we continue to deserve the accolade of "Best Mittelstandsbank", we are continuing to pursue our successful business model with its customer-oriented, partnership-based service approach.

Stable business model with focus on core competencies

Our customer-oriented service approach, which includes developing tailored solutions for our corporate customers, is a key component of our business model. By bringing together the strengths and expertise of two tradition-rich banks we are able to provide an even wider range of enhanced products and services. In our view, proximity to the customer is crucial. By expanding our domestic distribution network to 150 offices serving SME clients and seven centres serving large corporate clients, we are making our bank even more accessible to our customers.

Internationally, our service is specifically targeted at German corporate customers that do business in other countries; we thus support small to mid-size German companies in all their activities abroad. We also provide services for foreign companies active in the German market. Unlike other major banks, we focus on cross-border business. We are honing the service we provide so as to tighten the links between Germany and other countries on the basis of the tried-and-tested Mittelstandsbank business model. Abroad, Commerzbank is represented in all the financial centres of the world – in Western, Central and Eastern Europe as well as Asia and North America. In addition to our own branches, we have two subsidiaries in Eastern Europe: BRE Bank in Poland and Bank Forum in Ukraine. In autumn 2009 we opened our third Chinese branch, in Tianjin. We also have a global network of 40 representative offices, through which we assist German companies with their exports in particular.

Our investment banking arm is a key component of our service and works closely with the Mittelstandsbank. In contrast to the traditional concept of investment banking, our Corporate Finance Advisory service has been set up to offer clients initial product-neutral advice that reflects their strategic objectives. Our Client Service teams, which consist of a relationship manager and the relevant industry experts and product specialists, are always ready to help customers implement a customized solution.

Commerzbank: a reliable financing partner

In order to meet our growth targets and increase our bank's competitiveness, we have initiated and rolled out a raft of new sales activities. Through these measures we are also shouldering our responsibility as the biggest lender to German SMEs: we are thus acting as a reliable financing partner to small and mid-sized companies, even in the current difficult economic situation, and doing everything possible to ensure that we and our customers can look forward to better times ahead.

Our *Hausbank* loan is offered to existing clients. This permits us to meet the liquidity requirements of SME customers and enables them to plan with safety, on the basis of a fixed medium-term commitment. Our ordinary right of termination is waived for a period of three years.

Conscious of its responsibility to extend credit to German businesses and help head off the imminent credit crunch as companies seek financing for the upturn in 2010, Commerzbank launched an additional €5bn loan programme at the end of 2009. Our focus is on companies with forward-looking business models. In addition, Commerzbank is drawing on the financing provided by the publicly funded KfW development bank under the terms of the government's economic stimulus packages I and II. Global credit facilities have also been agreed with the European Investment Bank and development banks run by the German federal states. These loans are a particularly attractive form of financing for companies, since the interest rate advantage granted by the support programmes is passed on by Commerzbank to its customers in full.

Our package of measures also includes appointing a member of the Board of Managing Directors as Special Representative for lending to SMEs. He is the central point of contact for clients whose credit applications have been turned down by Commerzbank. Constructive solutions for these clients will be sought, in close cooperation with colleagues from the Financial Engineering business area. The Special Representative has also been given credit sanctioning authority. Furthermore, not only is he the point of contact for our clients, he is also in direct touch with the German federal government's credit mediator.

In addition to examining customers' financial data as part of our rating-oriented lending decision process, we now analyse the sustainability of their business models, too, since their key figures have in many cases declined sharply in the current economic climate. This additional method of assessment enables us to identify sustainable business models at an early stage and continue to assist our customers in times of crisis. It allows us to factor in positive trends and elements that have not worked their way through to the client's balance sheet yet – such as the attractiveness of the market in which the client is active, and their strategic positioning, business portfolio, customer portfolio or cost position. Following a successful trial and nationwide launch for clients in the automotive business, there are now plans to extend the scheme to other sectors successively in 2010. This approach is further proof of our commitment to act as a reliable partner for SMEs; it also paves the way for fresh sources of earnings.

Advisory services with a focus on needs-oriented solutions

Alongside our role as a reliable financing partner, we are also pursuing the objective of giving our customers greater support in their trade finance activities and in the investment, currency and commodity business. Our product specialists in the areas of Cash Management & International Banking (CMIB), Interest Currency & Liquidity Management (ICLM) and Financial Engineering (FE) are always ready to assist.

CMIB offers a full range of products for trade finance activities, including processing domestic and foreign payment transactions, managing accounts and cash flows, liquidity management, handling documentary business, international trade financing and so on. We believe that our clients' trade finance activities will recover as the economic climate improves and that we will be particularly well placed to benefit from the upturn thanks to our strong position in trade finance. We have therefore placed our CMIB specialists on an international footing, with branches in many countries. Our closely knit network of over 6,000 correspondent banks ensures that these activities are handled efficiently.

ICLM is responsible for the entire investment, currency and commodity business, as well as risk management products. It also covers the custodian bank business, working time accounts and occupational pensions. The currency business remained steady last year. Whereas the investment business declined owing to the economic climate, the commodity business again achieved above-average growth rates. Our corporate customers' awareness of risk in this asset class is increasing and we are supporting them with a wider range of products and hedging strategies. Our firm footing in the deposit business means we stand to benefit from rising interest rates. Furthermore, any increase in market activity will stimulate demand for risk management products. Our specialists in this area offer comprehensive solutions for quantifying and controlling risk all along the value chain. We expect growth in all product areas as the market environment improves.

Our Financial Engineering specialists provide our customers with tailored financial solutions. The range of services offered by Financial Engineering is notably innovative. Where Financial Engineering is concerned, Commerzbank aims not merely to follow the markets, but to have a significant influence on them as the frontrunner in structured financing. In addition to structured financing, Financial Engineering also offers syndicate financing, as well as mezzanine and advisory services such as succession planning and rating consulting. In a weak economic climate, intelligent liquidity management is also of central importance to many companies. Here, we can offer needs-oriented solutions for securing liquidity; these may involve optimizing the claims management process, improving cash management efficiency or issuing a Cash on Demand card. The success of our club deal and borrowing base products stood out in the year under review. There is great demand for club deals from the SME segment at present, since large syndicated loans are hard to obtain in the current market environment. In a club deal, a number of banks jointly meet a company's financing needs by forming a syndicate structure. Our Borrowing Base product enables customers to finance their current assets flexibly and let their credit line "take a breather" while they adjust to seasonal demands, for example; in return, the bank takes the current assets into account as collateral.

Sector knowledge essential to in-depth understanding of customers

In order to look after our clients properly we need in-depth customer knowledge and a deep understanding of the sectors in which they operate, so as to make a balanced assessment of a company's individual situation with due regard to the challenges facing that sector and the prevailing economic conditions. Our relationship managers therefore work closely with market and sector analysts in industry networks. These networks bring together Commerzbank's expert knowledge of the particular sector so that we can offer customized solutions using corporate and investment banking products.

In addition, our UnternehmerPerspektiven *(Entrepreneurial Perspectives)* initiative, which was launched several years ago, has enabled us to strengthen our dialogue with large corporate clients and small to mid-sized businesses. We demonstrate the seriousness of our commitment to the mid-sized business sector by carrying out studies on the topics that affect German entrepreneurs in their daily working lives, discussing these issues with them and subsequently placing them in the public arena. In so doing, we have created wide-ranging links between business owners, trade associations, the academic community and the political world. In 2009 our seventh study, entitled "Abschied vom Jugendwahn? Unternehmerische Strategien für den demografischen Wandel" *("Goodbye to the obsession with youth? Corporate strategies for demographic change")* tackled the topic of how small and medium-sized German companies are preparing themselves for the consequences of demographic change.

Outlook

The market environment is set to remain challenging in 2010. We shall nevertheless make every effort to live up to the accolade of "best Mittelstandsbank" for our customers.

In order to reinforce our already strong position, we are tailoring our customer-oriented service approach even more carefully to the specific needs of clients in our core customer segments. By strengthening our position as their main port of call for banking services, we aim to increase the contribution to earnings made by our larger SME customers and major corporate clients. In order to help achieve this, we also intend to ensure that those of our corporate clients eligible for the capital market benefit from closer cooperation with our investment banking arm. We aim to gain further market share in the smaller corporate segment by winning new customers. It is also our intention to strengthen our role as a strategic partner even further, particularly as regards our institutional clients and companies in the renewable energies sector; we have therefore defined specific target groups and optimized our service range and client coverage model accordingly. Close cooperation with our foreign subsidiaries enables us to help our clients expand their international business and support the activities of our foreign customers in Germany.

At the same time we are striving to increase our profitability over the medium to long term. To this end we are pursuing a strategy of selective growth, with the aim of achieving sustainability, value-oriented earnings growth and risk reduction.

Financial Institutions

The group division Financial Institutions is responsible for relationships with banks and financial institutions in Germany and abroad, as well as with central banks. It offers these customers comprehensive advice and support, with a strategic focus on facilitating foreign trade. Financial Institutions also uses a network of over 6,000 correspondent banks, along with business relationships in emerging markets, to promote the Group's foreign trade activities throughout the world. It also assists other Group units with their international activities.

Strong market position defended

Both Commerzbank and Dresdner Bank had large market shares in the Financial Institutions area. The main challenge in 2009 was therefore to defend their joint market share. This was successfully achieved.

Our Cash Services business area was able to maintain its position as one of the leading Euro transaction banks and providers of a full range of payment services in all the relevant currencies. Cash Services was negatively impacted by low interest rates, which led to a sharp drop in the profitability of sight deposits. The new Commerzbank's increased market share enables us to benefit from the concentration of suppliers currently taking place as a result of the formation of the Single Euro Payments Area (SEPA). This has led to Commerzbank being used by customers outside Europe as an entry point to SEPA. The departure of foreign banks from the German market is an added advantage. We were well prepared for new developments in this market following the entry into force of the Payment Services Directive and SEPA, and we offer all the associated products and services to banks as well.

Financial Institutions was also able to maintain its strong position in the Trade Services product area. Commerzbank is Germany's market leader here. Although German export volumes declined, there was even greater demand from the German export industry for Commerzbank to guarantee these export volumes – by confirming letters of credit, for example. Increased risk awareness in the market allowed Financial Institutions to improve its margins in this area. The risk distribution competencies we have been building up over the past few years also began to pay off: we were able to provide our business partners with Trade Finance products, consistently and reliably, because we were in a position to syndicate some of the associated risks to other banks.

As in the previous year, the Banking Products business area suffered from the more difficult conditions engendered by the liquidity crisis. It was nevertheless able to provide bilateral loans to finance trade transactions and also to support syndicated transactions for our clients. Falling volumes in this area were offset by improved margins.

In the Market Products business area, Financial Institutions benefits most of all from products developed by Dresdner Bank. The "Click and Trade" platform – a market leader in the online FX segment successfully launched by Dresdner Bank – is thus being retained. Financial institutions can carry out foreign exchange and money market transactions on this platform 24 hours a day, five days a week. "Click and Trade" uses the latest technology, including live streaming pricing and one-click trading. The service is rounded off with applications such as limit order management, historic reporting, individual user profiles and online help, as well as market reports and currency analyses. This platform is already being actively used by many of our customers, supported by a 24-hour helpdesk. Our trading department has advisory desks in Frankfurt, London, New York, Tokyo and Singapore focussing on the foreign exchange and money market business with client banks, and the intensive and close cooperation between Financial Institutions and these desks allows us to provide efficient liquidity management for our client banks.

Global presence via extensive distribution network

The central relationship management team based in Frankfurt adopts a global service approach. It collaborates with a worldwide distribution network of 34 representative offices and six Financial Institutions desks in our foreign centres, as well as with the Dubai office. Financial Institutions is thus represented in all the main economic areas of the world, and its offices complement Commerzbank's network of operational outlets abroad.

Financial Institutions offers its customers comprehensive advice, with a strategic focus on international payment operations and the financing of foreign trade. This full client coverage package is provided by the Financial Institutions team of relationship managers. They are assisted by product and risk specialists, some of whom are based in other Commerzbank units. The approach combines close partnership-based client relationships with a broad product offering and comprehensive expertise, together with training for the staff of partner banks in emerging markets, and is supported by a uniform marketing campaign based on the slogan "Financial Institutions: partnership meets expertise".

Outlook

The group division Financial Institutions takes the view that provisions for possible loan losses will return to much more normal levels in 2010. It has also concluded an agreement with the IFC (International Finance Corporation) under the terms of the Global Trade Liquidity Program. This agreement guarantees the partial refinancing of trade finance claims denominated in USD and gives scope to provide financing of up to USD 1.25bn over the next few years. However, the money market, syndication market and sight deposit business will recover only gradually, and we do not expect to see any significant improvement in 2010.

The strategic objective of Financial Institutions remains to secure as high a proportion of clients' cash and trade flows, as well as their investment and hedging flows, as possible, in order to grow alongside the Corporate Banking and Corporates & Markets sectors. Financial Institutions also provides Commerzbank with a unique selling proposition in the German the mid-sized corporate banking business, thanks to its almost complete coverage of partner banks and partner countries. The challenge for 2010 will be to support small and mid-sized exporting companies proactively as an innovative partner once German exports pick up again, and to win new market share from foreign banks as well as German *Landesbanken*.

Outlook for the Mittelstandsbank

The Ifo Business Climate index for industry and trade in Germany rose slightly more than expected in January 2010. Both business expectations and the assessment of the current business situation improved. These results indicate that the upturn in the German economy seems set to continue in the first quarter of 2010. Nevertheless, the momentum is likely to slow somewhat from spring onwards, since the German economy still needs to downsize the capacity that is not being fully utilized in the wake of the crisis.

As the business climate improves, we believe that the main challenges facing the Bank in 2010 will be to boost customer confidence in the financial sector and to ensure stable lending. We laid the groundwork for this in 2009 with the launch of customized financing products.

By strengthening our position as our clients' main bank, we are striving to achieve steady earnings growth in 2010. On the risk side we expect the overall situation to improve slightly in the current year, starting from the position of a high level of risk provisioning. In our view the situation should normalize in the medium term, which will have a markedly positive effect on earnings. We plan to reduce our operating costs steadily through the systematic realization of cost synergies.

We aim to boost our profitability significantly by means of targeted sales measures and the consistent realization of synergies, and we shall continue to make a major contribution to the Commerzbank Group's performance.


V06903
HOŘLAVINA IV. TŘÍDY

Structuring capital. One can achieve more together through long term cooperation in partnership. Martin Kubů (left), CEO, Petr Voborník (right), General Manager und Jan Lisa (2nd from left), Investment Director of the Czech biodiesel producer PREOL a.s., are equally convinced of this as is Luboš Křen (2nd from right) from Corporate Banking of Commerzbank. PREOL belongs to the Agrofert-Group, the fourth largest Czech company and the most important investor in Germany, with whom Commerzbank has been associated for many years. In this way Commerzbank undertook the structuring of a complex syndicated loan for the construction of environmentally friendly plant and equipment for PREOL.

Central & Eastern Europe

The Central & Eastern Europe segment comprises our Polish subsidiary BRE Bank, Ukraine's Bank Forum, Russia's Commerzbank (Eurasija) SAO, Hungary's Commerzbank ZRT, our branches in the Czech Republic and Slovakia, and our investments in seven microfinance banks and Russia's Promsvyazbank. These are grouped together under a management holding company, which acts as the operational management unit, as the interface between the local units and the central departments in Germany and as the strategic decision-maker. The emphasis is on private and corporate customer business and customer-oriented investment banking. Our units are the contact points for local business in Central and Eastern Europe, as well as for cross-border activities of our domestic and international customers.

Earnings performance

Central & Eastern Europe

	2009	2008	2008 Pro-forma
Equity tied up (€ m)	1,602	1,809	1,820
Operating return on equity	–23.3 %	17.3 %	17.6 %
Cost/income ratio in operating business	52.7 %	52.3 %	52.3 %

The Central and Eastern Europe region suffered considerably in 2009 from the tough economic conditions and the financial crisis, which had a large impact on the segment's results. There were some big differences between the performances of our various units. Whereas results in Eastern Europe – and Ukraine in particular – were hit by high loan loss provisions, business in Central Europe was relatively stable and benefited towards the end of the year from the slight financial market recovery. BRE Bank, which accounts for around two-third's of the segment's earnings, made a positive contribution to operating profit again in 2009.

The first-time consolidation of Dresdner Bank had only a minor impact on results in the Central & Eastern Europe segment. In our year-on-year comparison, we therefore compare the results with the actual figures for 2008, adjusted for the new segment structure but without Dresdner Bank. In relation to this comparison, it should be borne in mind that the segment's local currencies depreciated considerably against the euro in 2009, which dented both operating performance and the various earnings components.

Net interest income rose from €667m in 2008 to €681m in 2009. In local currency terms, there was a notable increase in lending volumes, accompanied by a significant rise in margins. Loan loss provisions across all units reflected the effects of the global crisis and the extremely difficult situation in the region, with Eastern Europe especially hard hit. Loan loss provisions for the segment as a whole climbed €622m to €812m over the year. Net commission income declined by 11.7 % to €174m, due in particular to currency effects. The steep fall in net investment income was the result of the sale of equity participations in 2008. Operating expenses fell 11.6 % to €488m in 2009. Our cost reduction and restructuring efforts have already born fruit and will be continued as planned. The negative impact of loan loss provisions led to an operating loss of €374m in 2009, compared with an operating profit the previous year of €313m.

Pro-forma performance

As mentioned above, a pro-forma comparison for the Central & Eastern Europe segment produces only minor differences. For the sake of completeness, we are including some brief pro-forma information. Notes on the calculation of the pro-forma figures can be found on page 150 of this report. Based on the unaudited pro-forma figures, operating profit before provisioning decreased by 13.5 % to €926m in 2009. Loan loss provisions rose by €623m to €812m over the same period. Operating expenses fell by 12.9 % to €488m. An operating profit of €321m in 2008 turned into an operating loss of €374m in 2009.

Main developments in the financial year

In strategic terms, all units focused on the early implementation of restructuring initiatives and measures to boost efficiency. The emphasis was on reducing risks and costs, optimizing funding and liquidity, and stabilizing existing sources of earnings while tapping new ones.

The integration of Dresdner Bank in Central and Eastern Europe progressed according to schedule. The business of Commerzbank AG's Hungarian subsidiary was integrated into Commerzbank Zrt. The integration projects in Poland and Russia were also driven rapidly forward.

Despite the difficult market environment, we succeeded in winning over a growing number of customers to our attractive products and services. In all, the number of customers rose by nearly 570,000 to more than 3.7 million, making Commerzbank the leading German bank in Central and Eastern Europe. Our customers' needs are served by close to 9,800 employees across more than 600 branches.

There was a particular focus on the further development of products and services for small and medium-sized business with cross-border operations. Although a reduction in import and export activity in 2009 led to an overall decrease in cross-border revenues, the customer base was strengthened further thanks to the improved product and service range. The Central & Eastern Europe segment now has more than 3,200 international cross-border customers.

BRE Bank Group

The Polish economy fared better than others in Central and Eastern Europe last year. Nevertheless, the BRE Bank Group was unable to entirely shrug off the effects of the international financial and economic crisis. While its loan portfolios remained very robust despite the global financial crisis, hurt only in consumer lending by the rise in unemployment, business with foreign currency options, which is very widespread in Poland, had a negative impact on results. As a consequence of the weak Polish zloty, corporate customers that had used options to hedge against zloty appreciation suffered hefty losses in some cases, which also increased the need for BRE to write off loans to customers. By working intensively with the customers in question, we were able to find stabilizing solutions in the majority of cases and resolve the issue.

BRE made a positive contribution to the segment's operating profit, at €44m, although this was a long way below the year-earlier figure of €264m. Income before provisioning and extraordinary items, measured in local currency terms, was the highest in the company's history. Cost discipline was successfully assured, as BRE reported its best cost/income ratio of the last five years. BRE continued to gain customers, attracting over 480,000 more to take the tally to 3.3 million, thanks in particular to continued dynamic performance at the direct bank mBank in Poland and also in the Czech Republic and Slovakia. The number of customers in these units of mBank rose by more than 400,000 to 2.7 million.

2009 dominated by BREnova

2009 was for BRE Bank dominated by BREnova, a strategic realignment programme that involved adjusting to the effects of the economic downturn. There were two pillars to the programme, which kicked off at the end of 2008: optimizing earnings and reducing costs.

In corporate customer business, BREnova is aimed at stabilizing the earnings base, particularly through the expansion of business that does not tie up capital.

In private customer business, which had hitherto been heavily dependent on trends in construction financing business, a drive to diversify sources of earnings was launched at the start of 2009. Efforts are focusing on attracting more customers via current accounts and on intensive cross-selling.

The HR, IT and Logistics areas were optimized as part of cost management. Major savings were made in Logistics by reviewing office rents and the cost of the vehicle fleet and by restructuring branches. Synergies between Commerzbank and BRE Bank were also unlocked by means of a joint purchasing platform, ARIBA/PIAZZA.

In the retail business, settlement structures were made much more efficient, with the back-office activities of mBank and Multibank being merged.

Range of products and services expanded

By further developing its product and service range, BRE Bank was able to enhance its competitive position in 2009 and cushion the effects of the financial crisis.

In corporate customer business, BRE Bank rolled out a new customer relationship management system, CRM Drive. This application enables integrated management of customers, which in turn boosts cross-selling and hence the distribution of products that do not tie up capital. Very much in line with this drive to expand non-capital-intensive business, the focus on the product side was on improvements to cash management applications and payment solutions. New functionalities were added to the web-based electronic banking platform for corporate customers, iBRE. Direct exchange of data between Commerzbank and BRE Bank was also introduced, on which basis orders of customers common to both banks can be processed alongside each other with immediate effect.

The product and service offering for corporate customers was also expanded through the launch of pre-pay cards and new liquidity management solutions using cash pooling.

The private customer offering was likewise expanded further. Customers of mBank and Multibank are able to effect contact-less transactions using MasterCard payment cards, in which payments are made by presenting the card to a special reader, saving time.

Multibank works in conjunction with AXA Życie TU S.A. to offer its customers the Active Funds Portfolio, a form of asset management that was previously the preserve of affluent private banking or wealth management customers.

mBank launched the Aspiro open distribution platform for financial products last November. As part of the BRE Bank Group, Aspiro incorporates the distribution network of mBank and partly that of MultiBank.

Awards for performance

Multiple awards won in 2009 bear testament to the capabilities and recognition not only of BRE Bank in Poland but also its subsidiaries. BRE Bank won the 10th "Business-Friendly Bank" award, given by the Warsaw Institute of Banking and the Polish-American Small Business Advisory Foundation. In addition, Euromoney magazine acknowledged the strong expertise and transparency of our Polish management team, naming it "Best-Managed Company in Poland".

There were also various awards for the iBRE electronic banking platform, which the international Global Finance magazine named "Best Integrated Corporate Banking Platform".

Euromoney once again picked BRE Private Banking & Wealth Management as its "Best Private Banking Institution" in Poland.

Outlook

BRE Bank will continue in 2010 the measures that were introduced with BREnova in 2009. A particular focus will be on increasing efficiency in IT and operations, and measures to increase retail and corporate banking revenues. BRE Bank is also planning to step up networking within the BRE Group in 2010, in order to boost cross-selling and dynamically develop the iBRE platform. The emphasis in corporate customer business will be on further developing business that does not tie up capital, including cash management services and new cash pooling structures. In private customer business, the expansion of the deposit and credit offering for private customers and small business will be continued and the competitive position in private banking will be strengthened. In particular, mBank will extend its product range to include construction financing in euro. Consumer lending activities are also earmarked for expansion. We want to strengthen our customer-driven order flow and further build up business with Polish institutional customers. Overall, we therefore anticipate rising profitability and improved earnings quality.

Eastern Europe

Bank Forum

For our Ukrainian subsidiary, 2009 was dominated by the effects of the global financial and economic crisis. Analysts estimate that Ukraine's GDP contracted by 14.5 % in 2009. We had to respond by scaling back the portfolio and creating significantly higher provisions for possible loan losses, with the consequence that Bank Forum made a sharply negative contribution to earnings in the CEE segment.

Bank Forum's customer base grew by around 87,000 to more than 441,000 in 2009, helped by an advertising campaign for its new "Dekade" deposit product, for which Bank Forum won the silver "Effie" award – an internationally recognized marketing award – for financial services in Ukraine in December 2009.

Restructuring programme launched In light of the difficult economic situation in Ukraine, we launched a restructuring programme at Bank Forum, with a particular focus on limiting credit risk. Key elements include the creation of a new restructuring and workout department implementing professional processes, the reorganization of credit authority, taking a highly centralized approach, and the introduction of leading-edge risk measurement and identification methodology. The result was that Bank Forum's portfolio of loans to companies and individuals was significantly reduced.

Given the state of the economy in Ukraine, particular attention was paid to safeguarding the funding base and liquidity. All funding commitments were settled in accordance with the contractual terms, and eurobonds were serviced according to schedule. Customer deposits went up considerably. A subordinated loan of USD 80m was also obtained from the European Bank for Reconstruction and Development (EBRD) to strengthen Bank Forum's capital base.

In order to boost efficiency, we optimized banking processes and cut the number of sales units from 331 to 285, entailing around a 10 % decrease in headcount. In this way, operating costs were reduced year-on-year, despite inflation running at about 13 %.

Outlook We expect the market environment in Ukraine to remain difficult in 2010. We will therefore continue to concentrate on the restructuring programme, with a clear focus in terms of target groups. Portfolio reduction and the focusing of risk management on unimpaired and problem loans in separate strands are priority areas. Attention will also be devoted to centralizing back-office units and thus achieving cost structure improvements.

Commerzbank (Eurasija) SAO, Moscow

In light of the worldwide financial and economic crisis, risk reduction and active downsizing were top priorities in 2009.

Risk management capacity had been expanded and a local intensive care team set up in 2008, which enabled large parts of the affected portfolio to be reduced or restructured in 2009, in order to stabilize relationships with customers. Proactive early-warning systems, which determine the relevant risk parameters per customer, such as sensitivity to rouble depreciation or commodity prices, allowed contact to be made with the customers in question at an early stage, and in a large number of cases the potential risk could be avoided. The portfolio was reduced by about 30 %, pruning it back to core business.

Another area of focus in 2009 was the integration of Dresdner Bank ZAO into Commerzbank, which included expanding the product range for customers of the former Dresdner Bank and building up relationships with customers. This bore its first fruits in 2009, when customers of Dresdner Bank SAO gained access to the modern cash management and trade financing products. This gave a lasting boost to the customer base of the new Commerzbank (Eurasija) SAO.

Outlook The measures introduced in 2009 should continue to make an impact in 2010. In strategic terms, the bank will concentrate on services for Russian blue chips and the elite of the Russian SME sector, which forms the backbone of the Russian economy. Commerzbank (Eurasija) SAO's core target group also includes subsidiaries of German companies.

Central Europe

Czech Republic and Slovakia

Despite the economic environment, we further expanded our position in cross-border bank services for Czech and Slovak companies in 2009 – relating in particular to guarantees securing international trading transactions – and considerably boosted revenues in this area. Even though the Czech Republic and Slovakia were less affected than most Eastern European countries by the crisis, we restructured our lending portfolio in favour of small and medium-sized companies and significantly reduced it overall. Loan loss provisions were kept to a low level following the successful restructuring of individual credit exposures.

Commerzbank relocated additional processes away from other European locations, including Germany, to the Czech Republic in 2009, expanding the regional centre for payment services in Prague. Payment processing for the Milan branch was transferred in autumn 2009, following in the footsteps of Paris, Brussels and Amsterdam in 2008. Prague is scheduled to take over this activity for the Madrid branch in 2010. The integration of Dresdner Bank at these locations will also have a positive effect on capacity expansion in Prague.

Commerzbank in the Czech Republic won plaudits for its social responsibility there, last year. It was one of three finalists for the VIA BONA award in the long-term partnership category. The VIA BONA award acknowledges companies' strong commitment to non-profit organizations in the Czech Republic over an extended period; in this specific case, the support was for the Music Faculty of the Academy for the Performing Arts in Prague over a period of 15 years.

Outlook In 2010, we will continue to concentrate above all on business with German, Czech and Slovakian SMEs. We also see opportunities to offer German SME customers of the former Dresdner Bank – which did not operate in the Czech Republic or Slovakia – an extensive range of products and services in these countries. In addition, we will build on our position in private banking by adding new products.

Commerzbank Zrt., Budapest

Like the other units, our Hungarian subsidiary concentrated primarily on risk management in 2009.

Efforts also focused on integrating the former Dresdner Bank branches. Hungary was the first foreign location in the Commerzbank Group to successfully complete the integration process. After securing the approval of the Hungarian authorities, Commerzbank's financial services in Hungary have since September 1, 2009 been provided exclusively by Commerzbank Zrt.

Commerzbank Zrt. further strengthened its corporate customer offering. The new "Elektra" system made electronic banking services even more customer-friendly and secure for our customers.

In light of the tough economic conditions, companies are in need of support in the form of public-sector finance to fund their projects. Commerzbank Zrt. assists companies in selecting and applying for European Union funding. We also further expanded range of products and services in the private banking operation, which was set up in 2008.

The positive perception of Commerzbank Zrt. was reinforced in 2009, with our subsidiary winning the "Business Superbrands 2009" award. In the opinion of the independent Superbrands organization, the subsidiary was one of the best and strongest Hungarian corporate brands in the business-to-business market. Superbrands is an independent global organization headquartered in London which has paid tribute to the best and strongest product and company brands in 85 countries for more than 14 years.

Outlook We expect the environment to remain difficult in 2010. As such, risk management and cost optimization will stay at the top of our agenda. We want to broaden our earnings base and build on our position in the Hungarian market by improving the realization of existing cross-selling potential.

Other activities in Central and Eastern Europe

Microfinance banks

Commerzbank has minority interests of between 7 % and 21 % in six ProCredit banks in Albania, Bosnia-Herzegovina, Bulgaria, Kosovo, Romania and Serbia. These banks specialize in supporting ultra-small, small and medium-sized businesses in their own countries with loans and other financial services. They also offer savings and time deposits and current accounts for private customers. The majority shareholder is ProCredit Holding AG, the holding company of the ProCredit bank group. Further international financial institutions, including the European Bank for Reconstruction and Development, the KfW Group and the International Finance Corporation, are also shareholders in ProCredit Bank Romania. These ProCredit banks posted relatively stable performance despite the economic and financial crisis.

In Belarus, the Belarusian Bank for Small Business established in conjunction with international development agencies and US Shorebank International and Shore Cap International has four regional centres in Grondno, Mogilev, Brest and Lida, alongside its main Minsk location. To date, more than 1,000 loans have been granted across the country.

It remains our aim to participate in the dynamically growing microfinance sector in Central and Eastern Europe and, in so doing, to realize opportunities for Commerzbank.

Promsvyazbank

Commerzbank holds a 15.3 % minority share in Russia's Promsvyazbank. OJSC Promsvyazbank is one of Russia's leading private banks, with operations in corporate customer, private customer, private banking, investment banking and SME business. As at December 31, 2009, the bank provided services to more than a million private customers and some 80,000 businesses.

In 2009, we approved our participation in a capital increase by the bank in proportion to our current holding. Following the capital measure, with a total volume of RUB 5.4bn, the EBRD will be a new shareholder in the bank, with an 11.7 % stake.

Outlook for Central & Eastern Europe

We expect the various countries to perform very heterogeneously again in 2010. For Poland, which posted positive growth in 2009, market watchers see a recovering economy and banking market, as for other countries in Central Europe. However, the market environment is expected to remain tough in Russia and in particular Ukraine.

All the planned measures are therefore still aimed at stabilizing business activities in Central and Eastern Europe, reducing risks and creating an efficient platform for profitable growth beyond the end of the global financial and economic crisis. Restructuring, portfolio optimization and efficiency-increasing measures will therefore remain our focus at the units in 2010.

The integration of the former Dresdner Bank units in Central and Eastern Europe will also be driven forward. After securing the approval of the local regulator, we will begin the operational integration in Poland of the activities of the former Dresdner Bank branches into BRE Bank. In Russia, too, we want to combine our local subsidiaries and make as much progress as possible on integration in 2010. The corresponding applications will be made to the supervisory authorities in good time.

We expect the cross-border project with Poland's BRE Bank that was launched towards the end of 2009 to deliver further improvement in our product and service range and an intensification of cross-border customer care with other units in Central and Eastern Europe as well. Our plans include optimizing the cross-border cash pooling offering, to include BRE Bank, in the first quarter of 2010. There is also a particular focus on continuous improvement in cooperation with the Mittelstandsbank and Corporates & Markets segments of Commerzbank.


software AG

Shaping growth. Arnd Zinnhardt (right), CFO of Software AG, and Herbert Tracht, a Relationship Manager for Large Corporates at Commerzbank, work together to shape growth. Software AG has more than 10,000 customers in 70 different countries and is a global leader in the area of business process excellence – Commerzbank has been its business partner for decades. The cooperation is characterized by mutual respect and considerable trust. This allows Commerzbank to offer the company optimum financing solutions in every market environment, enabling Software AG to grow further.

Corporates & Markets

The Corporates & Markets segment includes Commerzbank's investment banking activities and managing customers who require capital market products. The four Group divisions Fixed Income & Currencies, Equity Markets & Commodities, Corporate Finance and Client Relationship Management are described in more detail below. As part of the group-wide realignment in the middle of 2009, Group Treasury was integrated into Group Management and Public Finance into the Asset Based Finance segment. The structured credit portfolios and credit trading books have been transferred to the Portfolio Restructuring Unit (PRU), where they will be gradually wound down. Risks from non-structured credit portfolios will continue to be managed by Corporates & Markets.

Earnings performance

Corporates & Markets

	2009	2008	2008 Pro-forma
Equity tied up (Mio €)	4,643	1,927	5,133
Operating return on equity	-9.1 %	-3.3 %	-25.1 %
Cost/income ratio in operating business	107.1 %	71.3 %	90.9 %

The Corporates & Markets segment was negatively impacted by the reduction of risk positions, with trading profit hit particularly hard. Were it not for this, the segment would have achieved a very healthy positive operating result for 2009.

In line with the reporting in the consolidated financial statements, we first compare the results with those for the previous year, adjusted for the new segment structure but without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very substantial changes in certain income statement items.

At €1,848m, operating income before provisioning was well above the 2008 figure of €1,045m. Net interest income was €784m compared with €257m in the prior year. Net commission income also rose significantly to €351m, an increase of €230m from 2008.

Group Management Report

Trading profit was €671m compared with €585m in 2008. Loan loss provisions declined to €289m in 2009. Operating expenses amounted to €1,980m, a rise of over 250 % from the 2008 figure of €745m. Overall, the Corporates & Markets segment posted a negative operating result of €-421m compared with €-63m in the prior year.

Pro-forma performance

For reasons of transparency, we have also compared the 2009 results with the unaudited pro-forma figures for 2008, which assume that Dresdner Bank was already part of the Commerzbank Group in 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

Net interest income was €784m, 7.2 % lower than the figure for the previous year (€845m). This decline is largely a result of the lower level of interest income in the Structured Finance and Leveraged Finance businesses.

Loan loss provisions fell by 81 % from 2008 to a total of €289m. The period under review contains expenses related to the winding down of the LBO portfolio. In 2008, the very high loan loss provisions essentially resulted from provisioning requirements related to the financial crisis. These included provisions to cover the exposure to Icelandic banks and the collapse of US investment bank Lehman Brothers.

Commission income was down for the period by €220m to €351m. This was due to both the overall difficult conditions on the capital market and the refocusing of business activities within the Corporates & Markets segment, which resulted, for example, in UK Equity Brokerage operations being significantly scaled back in 2009. In addition, market conditions and strategy considerations resulted in a decline in earnings from international M&A mandates.

The impact of the de-risking strategy introduced by the Bank was reflected in the €481m decline in trading profit to €671m. The consistent reduction of risks hit trading profits hard in both the Fixed Income & Currencies (FIC) and the Equity Markets & Commodities units. By contrast, customer-driven business with equity derivatives and fixed-income and foreign currency products continued to perform well.

Net investment income amounted to €27m, following a charge of €-62m in 2008 for write-downs related to the financial crisis.

Operating expenses fell by €348m from the previous year to €1,980m. This cost reduction – in both personnel and other expenses – is largely a result of declining employee capacities, synergies and strict cost-control measures as part of the integration and restructuring activities.

In light of the difficult market conditions, the segment posted a negative operating result in 2009 of €-421m; this represents a decline of around two-thirds from the previous year (€-1,286m). Excluding the negative impact of the necessary risk reduction measures, C&M would have posted a positive operating result of €255m.

During the year under review the segment incurred restructuring expenses totalling €128m in relation to the integration measures.

Main developments in the financial year

Integration well underway

One of the segment's main achievements is the rapid integration of Dresdner Bank's investment banking business into the Corporates & Markets segment. The merger of the two divisions was well underway as at the end of 2009. Much of the planned personnel and organizational structure had been implemented, all international locations had been merged, and the IT and asset migration to the target systems had been largely completed. The segment now has a significantly increased customer base, in particular as a result of the merger of Dresdner Bank's corporate and institutional customers. Overall, we can provide our customers with an extensive product platform and an improved service offering. The Corporates & Markets segment has been operating under the uniform Commerzbank brand since September 1, 2009.

We were able to achieve our first joint success in 2009. There was a significant increase in the contribution from mandates and transactions, in particular in Corporate Finance. The Equity Markets & Commodities and Fixed Income & Currencies divisions benefited in particular from the newly acquired sales channels.

Focus on the customer business

Commerzbank's focus in investment banking remains on customer-related business and thus generating stable returns. Even before the integration of Dresdner Bank, Commerzbank's investment banking activities had focussed on customer-oriented business and this focus was consistently maintained over the course of the financial crisis. This goal was also pursued during the integration of the Dresdner Bank's investment banking operations. The reduction in proprietary trading and the focus on hedging risks for customers were also reflected in the value at risk figure of the combined segment, which at the end of 2009 had reached the level of Commerzbank's investment banking operations prior to the takeover of Dresdner Kleinwort.

Fixed Income & Currencies

The Fixed Income & Currencies (FIC) division had a good year in the area of customer-driven trading activities in interest-rate and foreign currency products and their derivatives. Interest rate hedges for issuers were also very popular on the back of the healthy level of eurozone issues.

Shared product platforms

During the year under review, the FIC division focussed primarily on expanding the product platform shared by Dresdner Bank and Commerzbank and merging the customer bases. The division is jointly represented across the world's most important financial centres, meaning that customers benefit from a round-the-clock service. The group-wide sales channels are crucial to the success of the FIC division. Products and services are provided through these channels to corporate customers of the Mittelstandsbank and private customers of the new Commerzbank. The "eBond" and "Click&Trade FX" electronic platforms, which were developed in-house at Dresdner Bank, are now available to all customer groups, which provides additional development potential for the division.

Sales strategy rewarded by customers

A particular highlight of the year was the satisfaction expressed by customers with the Bank's new sales approach. Our customers value the structure and expertise of the new sales division in the FIC Sales area, which takes a holistic approach to fulfilling the needs of each and every customer. This assessment of our expertise was also reflected in the results of the survey by "Deutsche Risk-Derivate". Our customers ranked us number two overall, and number one in the Risk Management and Currencies category. Furthermore, Commerzbank's achievements were also recognized outside Germany with two "Treasury Management International (TMI)" awards, in the "Best Bank for Risk Management in Europe" and – for the first time – the "Best Bank for Financial Supply Chain in Eastern Europe" categories.

Outlook

In 2010 we will continue to focus on expanding our base of corporate, retail and institutional customers and utilizing the group-wide sales channels more intensively. It is our goal to consolidate our position as a preferred partner for risk management and structured solutions. The expanded sales channels represent a real opportunity for FIC to be even more efficient in placing its products in the market.

Equity Markets & Commodities

During the year under review, the Equity Markets & Commodities (EMC) division maintained its leading position in the German market for equity derivatives and ended 2009 having posted stable results throughout the year. We achieved solid results particularly in the areas of flow trading exotics and funds as well as in the seasonal area of securities financing. There was also considerable demand from our private customers and institutional investors for our newly implemented platform for exchange-traded funds (ETF).

Expanded product range as a result of the integration

Following the integration with Dresdner Bank, we were able to immediately access an increased number of institutional investors in the customer base. We were also able to fully utilize the product expertise of both banks and define a shared product platform. There are now also wider sales channels in place that we can use to provide our customers with new products; for example, there is a significantly wider range of certificates on offer in all branches of Dresdner Bank than before. The product range now comprises more than 90,000 products, which is proof of Commerzbank's traditionally strong position in the area of equity derivatives, the quality of which was recognized by a number of awards received both in Germany and Europe. These have included several awards from reputable magazines in Germany and Europe, such as the "Best German Certificate Issuer" (Zertifikate-Award 2009), which Commerzbank won for the third year in a row.

Outlook

Our goal for 2010 is to further expand our leading role as a market maker in the EMC division with our offering of structured financial products, funds and ComStage ETF products. In the EMC division, we expect to be able to use our comprehensive product range to benefit from market trends in 2010; the returning trust on the part of clients should have a positive effect.

Corporate Finance

The Corporate Finance division achieved a record result in 2009 for business with corporate and institutional customers. This area reaped the first fruits of the merger and was able to provide support for a large number of capital market transactions in Germany. Our comprehensive product knowledge and excellent market position vis-à-vis German corporate customers make us a very attractive partner. This also applies to institutional customers of the Mittelstandsbank.

Mandate and transaction volumes increasing significantly

Even in the first quarter of 2009, the Debt Capital Markets Bonds and Debt Capital Markets Loans units had already acquired numerous management mandates for corporate bonds and medium- and long-term syndicated loans in Germany and Europe. In terms of benchmark deals alone, with a volume of over €500m, DCM Bonds took on 92 management mandates during 2009.

The excellent position of this area is also reflected in a number of ranking lists; for example, Corporates & Markets is ranked number one bookrunner for German bank bonds and German Pfandbriefe and number three bookrunner for German DCM. The Bank is also number one bookrunner for syndicated loans in Germany and again received the prestigious "Euroweek Award" as the best arranger for German syndicated loans. Over the last six months of 2009, the Equity Capital Markets (ECM) and Structured Finance units benefited significantly from the market recovery. Corporates & Markets also heads the ranking in this area as number one bookrunner for German ECM.

Outlook

In 2010 Corporate Finance aims to continue playing a dominant role in the German market and European core countries, reinforcing its leading market position in providing financial solutions for corporate customers. Corporate Finance will continue to expand its market presence and the number of transactions it supports.

Client Relationship Management

In line with the objectives of the new Commerzbank, the Client Relationship Management division focuses on serving well-known German multinational companies, selected German family companies in all key industrial sectors and companies from the international insurance sector. The division is also responsible for taking care of leading private equity investors and well as the Federal Government and the individual states. In order to offer our clients customized solutions, we work closely with the relevant product specialists from all areas of the Bank.

The year under review was dominated by the successful integration of the Client Relationship Management areas of Dresdner Kleinwort and Commerzbank, which combined the investment expertise of both banks in one sector-based service approach.

The diversity and significance of the mandates transferred to us in the Debt and Equity Capital Markets units and the increased perception by customers of Commerzbank as a strong partner in investment banking have played a key role in the business success enjoyed by this division. However, we have also been able to significantly increase our market share in the traditional corporate customer business.

Outlook

In 2010 we intend to combine the individual strengths of both banks in a new Corporate Banking service model within the investment bank and continue successfully developing our customer relationships.

Outlook for Corporates & Markets

In 2010, the Corporates & Markets segment will complete the integration of Dresdner Bank's investment banking operations, a process that was well underway by the end of 2009. The segment will also use the opportunity in 2010 to reinforce its position as a strong investment banking partner for its customers, while stabilizing revenues and further reducing costs.

We will continue to focus on customer business and will avoid proprietary trading. We will also aim to reduce capital requirements over the medium term by lowering our risk profile. The de-risking process in leveraged finance will probably continue to restrict earnings in 2010, however, in light of the illiquid markets and contractual terms. The current state of the markets suggests that loan loss provisions will be stepped up this year.

Together, we stand to benefit from the consolidation on the financial markets. Thanks to the advantages brought by an expanded customer and product platform, we will continue to stand out in the market in future.



Making success happen. Achieving more together thanks to the ability to listen and understand, professionalism and reliability. This is what inspires the fruitful cooperation between Angeliki Frangou, CEO of Navios Maritime Holdings Inc., and Claas Ringleben, Relationship Manager at Commerzbank. Working in partnership, they steered Navios, one of the world's leading bulk cargo shipping companies with around 60 vessels, through heavy seas in 2009 – with credit structures that adapt flexibly to fast-changing conditions.

Asset Based Finance

The Asset Based Finance (ABF) segment comprises all of the Commerzbank Group's commercial real estate activities, consisting of ABF Banking (primarily Eurohypo AG), ABF Asset Management/Leasing (Commerz Real AG) and, since the beginning of 2009, ship financing activities (ABF Ship Finance). Since the third quarter of 2009, Public Finance (primarily Eurohypo AG) and Eurohypo's private construction financing business (cutback portfolio) have also been part of this segment.

Earnings performance

Asset Based Finance

	2009	2008	2008 Pro-forma
Equity tied up (€ m)	6,821	6,747	6,771
Operating return on equity	–12.3 %	–14.1 %	–12.5 %
Cost/income ratio in operating business	46.9 %	108.0 %	87.8 %

The negative macroeconomic environment and money and capital market dislocation in 2009 adversely affected the markets in which ABF operates. In particular, the large rise in loan loss provisions hit operating profit hard.

As Dresdner Bank was not active to any significant extent in the areas in which the ABF segment operates – apart from the 40 % stake in Deutsche Schiffsbank – our year-on-year comparison uses the actual figures for 2008, adjusted to the new segment structure, but without Dresdner Bank.

Net interest income shrank by €110m year-on-year to €1,073m. This was due partly to the large rise in funding costs as a consequence of the financial crisis, alongside the portfolio reduction in public finance business. Loan loss provisions increased markedly, up €688m to €1,588m, due to the tough situation in the real estate and shipping markets. The main factors behind this trend were high impairment charges on real estate loans in Spain and the USA and a need for increased loan loss provisions in lending business caused by the general crisis in shipping. A decline in new business in commercial real estate and weaker demand for funds of our real estate asset management subsidiary led net commission income to fall from €414m to €297m.

In contrast, net income from trading improved considerably, from a loss of €821m in 2008 to a profit of €197m. In 2008, net income from trading was adversely impacted by one-off effects related to the financial crisis, particularly losses on total return swaps. Positive valuation effects on derivatives and the profitable unwinding of total return swap positions contributed to the positive trading result in 2009. The losses reported in net investment income were reduced from €126m the previous year to €87m in 2009. Whereas 2008 was hit by an impairment charge on an Iceland exposure, 2009 saw value adjustments on assets of Commerz Real and disposal losses.

Operating expenses increased slightly, up 2.6 % to €664m. One reason for this was the first-time consolidation of Deutsche Schiffsbank. In view of these trends, the segment recorded an operating loss of €837m, compared with a loss of €948m the previous year. Given the altered prospects for the performance of ABF, the goodwill of this segment was written off completely, resulting in a charge of €690m. The goodwill of €55m on the Eurohypo brand name was also written off completely.

Pro-forma performance

We are omitting an extensive pro-forma comparison for the ABF segment, as any differences would be only marginal. Notes on the calculation of the pro-forma figures can be found on page 150 of this report. The only significant discrepancy was in relation to operating expenses, which on the unaudited pro-forma figures fell from €681m in 2008 to €664m in 2009, due in part to the non-recurrence of costs of integrating Hypothekenbank in Essen incurred in 2008. Net interest income fell from €1,293m to €1,073m in the year under review, whereas loan loss provisions rose from €944m to €1,588m over the same period. The operating loss went from €849m in 2008 to €837m in 2009.

Main developments in the financial year

To optimize asset-based lending business in ABF banking, our strategy is aimed at a significant reduction in the balance sheet, a decrease in risk positions (derisking) and an increase in profitability. This also takes into account the condition imposed in connection with SoFFin that we reduce our total assets in the areas of Commercial Real Estate and Public Finance. We are targeting values of €60bn for the Commercial Real Estate portfolio and €100bn for the Public Finance portfolio in 2012.

As a reaction to the financial crisis, we stepped up our risk and portfolio management activities further, and reviewed and realigned the business models of the operating units.

Commercial Real Estate & Public Finance

Eurohypo is an internationally active bank specializing in real estate and public sector lending within the Commerzbank Group.

In its Group division Commercial Real Estate, it concentrates on commercial real estate financing in Germany and other international markets.

The Public Finance division is divided into, firstly, traditional public sector financing, i.e. lending to sovereign borrowers, federal states/regions and municipalities, or to borrowers guaranteed by them; secondly, providing financing and advice for public-private partnership projects as part of the Commerzbank Group's centre of competence; and, thirdly, Pfandbrief refinancing and collateral pool management.

The focus of both Group divisions is on providing individual advice and tailored financing solutions.

Strategic realignment of Commercial Real Estate successfully underway

The difficult conditions meant that the Commercial Real Estate division was exposed to significant charges against its earnings. Nevertheless, it was able to make available a total of €3bn in commercial financing. Overall, the volume of new business was €1.3bn in Germany and €1.7bn in the international real estate markets. In addition, loans totalling €6.6bn were rolled over for customers last year.

Eurohypo is concentrating on serving its target customers: professional real estate investors and real estate developers who need continuous financing and a partner able to offer complex financing solutions to meet their sophisticated requirements. The minimum financing volumes are €10m in Germany and €20m abroad. The strategic realignment of the CRE business progressed on schedule throughout the year and is now in the implementation phase.

The Bank will take a selective approach to new commitments across all areas of asset-based lending. In future, Eurohypo will focus its commercial real estate operations on ten target markets worldwide instead of 30, as was previously the case. The aim is to reduce costs by around one-third, or approximately €110m, by the end of 2011.

Earnings in the Public Finance division improved strongly compared with the previous year thanks to the policy of focusing on public sector financing. In addition, the portfolio workout targets for 2009 were achieved through loans maturing and through active portfolio active management so as to protect the earnings stream.

Significant refinancing volumes

As the biggest Pfandbrief issuer in Europe and the leader in the German jumbo Pfandbrief market, Eurohypo plays a significant role in the refinancing of the Commerzbank Group. In 2009, Eurohypo placed €6.5bn in jumbo Pfandbriefe on the market (including €5.5bn in jumbo mortgage Pfandbriefe). The total volume of Pfandbrief issuance was €13bn.

The successful issue of five jumbo Pfandbriefe is an indication that the markets are normalizing. It also testimony to Eurohypo's high standing in the capital market. The confidence shown in Pfandbriefe, a particularly secure refinancing instrument, will continue to make a major contribution to Commerzbank's funding activities.

Outlook

The economy is expected to recover only slowly overall, which would have a negative impact on the global real estate markets in the short term, particularly as this tends to lag the economic cycle. As the environment remains risky, the severe recession is therefore likely to have a lingering effect on real estate markets. Consequently, business opportunities for real estate finance providers are set to remain limited. However, the situation in Germany will not be as drastic as in other countries, as there has been no comparable property bubble, while increasing concerns over inflation could actually provide some positive impetus.

On the public sector financing side, we are seeing governments take on record levels of new debt to compensate for lower tax receipts and the impact of the labour market situation, higher social security spending and the economic stimulus packages. Asset margins in public sector finance business are therefore expected to remain higher this year than they were in the years before the financial crisis.

With its realignment and policy of focusing on core activities that add value, entailing a significant resizing of its asset portfolios, Eurohypo is repositioning itself. By taking these fundamental strategic measures, the Bank is responding to the financial and real estate market crisis, which has had a significant adverse impact on earnings.

Ship Finance

Commerzbank brings together its ship financing activities

Following the integration of Dresdner Bank into Commerzbank, all of the Commerzbank Group's ship financing activities are being brought together within Deutsche Schiffsbank, which has its headquarters in Hamburg. Total Exposure at Default (EaD) for ship, shipyard and shipping company lending is €23bn, making the Commerzbank Group one of the leading ship financing providers. The new Deutsche Schiffsbank combines world-leading expertise in maritime financing with the traditional strengths of Deutsche Schiffsbank, Commerzbank and Dresdner Bank. The loan portfolio is diversified across different client groups, ship types and countries.

The financial market crisis and far-reaching recession have plunged the global economy, global trade and, in turn, shipping and ship financing into a deep crisis. Shipping, the biggest driver of global trade, has been particularly hard hit by the sharp deterioration in global trade since reaching a peak in mid-2008. Declining cargo volumes and slowing demand for transportation, together with a steady increase in fleet sizes, have exacerbated the tonnage overhang in sea trade. Downward pressure on freight and charter rates has increased as a result, and the container and tanker segments have suffered drastic downturns in places. The container segment staged a recovery on a low level overall in the fourth quarter of 2009. Meanwhile, the bulker segment has proved relatively stable at a moderate level, thanks mainly to demand from Asia.

As a result of the financial market and shipping crisis, ship financing conditions on both the debt and equity sides deteriorated worldwide despite government measures to stabilize the financial markets. The depressed market outlook led to a dramatic fall in demand for new financing, with equity raising activities for newbuilding projects almost coming to a standstill in 2009. The market for the purchase and sale of tankers and container ships slumped.

The Ship Finance division's activities were focused on the management of existing loan commitments and on the necessary restructuring of current exposures. By bringing together its ship financing activities, Commerzbank is ensuring that integrated risk management is in place to take account of the downturn in market conditions.

The market slump led to a strong increase in loan loss provisions in the Ship Finance division, from €48m in 2009 to €394m. The business unit was also hit by a rise in refinancing costs.

Outlook

The IMF is forecasting global economic growth of 3.1 % for 2010. Following a 1.1 % contraction in 2009, the growth is likely to bring a revival in demand for shipping transport, providing the market with some relief.

Commerzbank will place the focus in the next few years on rigorous risk management, further optimize the business model and make further preparations for the integration of ship financing activities within Deutsche Schiffsbank AG, planned for 2011. With the capital increase that Commerzbank registered in August 2009, Deutsche Schiffsbank has a solid basis for successfully negotiating the current phase of growing credit risks and for participating significantly in the future recovery of shipping markets.

Commerz Real (asset management and leasing)

hausInvest europa lands Scope award for the third year running

With €45bn in assets under management, Commerz Real AG is among the biggest real estate asset managers and providers of leasing and investment solutions, employing around 1,000 people at 20 locations in Germany and abroad. Commerz Real offers opportunities for investments in open-ended and closed-end real estate funds, real estate special funds and closed-end funds for mobile economic goods such as regenerative energies. The service offering also includes a broad range of financing solutions. Individual solutions are developed and structured, including total solutions such as real estate leasing, large-scale plant and equipment leasing and structured financing, and equipment leasing. Commerz Real therefore acts as a partner to both institutional and private investors, and to corporate and public sector clients.

Against the backdrop of a continuing financial and economic crisis, conditions in the markets relevant to Commerz Real were difficult in 2009. A cautious attitude to investment among investors and clients, together with limited financing opportunities, severely restricted the potential for new business. Given the adverse economic climate, risk positions in the portfolio could only be reduced to a limited extent and led to high impairments on real estate and shipping assets. Nevertheless, respectable operating earnings were achieved in all areas of business during the reporting period.

Owing to the strong net inflows of funds from private client business, hausInvest europa's total assets grew from €8.5bn to over €10bn in the year under review. For the third year running, the fund won the Scope Investment Award for best German open-ended real estate fund aimed at the European market.

Outlook

Since 2008, Commerz Real's operating conditions have changed significantly, not least owing to the financial and economic crisis. The volatility and uncertainty are likely to persist in Commerz Real's key markets in 2010. Against this backdrop, a strategy project was launched in November 2009 with the aim of further developing the business model and thus creating the basis for strengthening Commerz Real's market position in a challenging environment.

Outlook for Asset Based Finance

As we continue the strategic realignment of the individual divisions of ABF that is now underway and is already being implemented in places, we are set to take a further step forward in 2010 on the path towards optimization under Roadmap 2012. In an environment that remains difficult, we will further optimize the efficient use of our core resources, and in particular our capital and risk positions, thus bringing about a qualitative improvement in earnings for this segment.

Portfolio Restructuring Unit

The Portfolio Restructuring Unit (PRU), which was set up in mid-2009 to respond to the deteriorating financial market crisis and the impact it generated, is a separate segment within Commerzbank. The PRU operating units are located in London and New York.

Earnings performance

Although the impact of the financial market crisis continued to be felt, major progress was made in the reporting year with structuring and setting targets for the Portfolio Restructuring Unit, in order to reduce transferred assets at the best value.

In line with the reporting in the consolidated financial statements, we first compare the results with those for 2008, adjusted for the new segment structure but without Dresdner Bank. This comparison makes plain the impact of the first-time consolidation of Dresdner Bank in 2009, which resulted in some very substantial changes in certain income statement items.

Operating income before provisions for possible loan losses was negative in both the reporting year and the previous year, at €-990m and €-840m respectively. In both years this was because of losses in trading and net investment income. Provisions for possible loan losses rose by €259m to €327m in the reporting year. Operating expenses totalled €146m. An overall operating loss was made, at €1,463m, compared to a loss of €908m in the previous year.

Pro-forma performance

For reasons of transparency, we have also compared the 2009 results with the unaudited pro-forma figures for 2008, which assume that Dresdner Bank was already part of the Commerzbank Group in 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

Net interest income in the year under review fell slightly, by €8m to €254m. Loan loss provisions rose by €63m to €327m, after a number of high charges relating to individual credit structures. Net commission income was low and virtually unchanged. Although the trading result for the reporting year remained negative, at €-813m, this was much improved on the previous year's €-5,325m. The extremely high trading loss was mainly due to impairments in RMBS and CDO holdings and monoline risks. Monoliners were also subject to impairments in the reporting year, as were CMBS, RMBS and other ABS holdings. However, corporate bonds and high-grade ABS bonds had a positive impact on income. The net investment result amounted to €-441m, compared with €-799m in the previous year. Write-offs, particularly of RMBS holdings, were significantly down. Operating expenses were unchanged on the previous year. The operating loss for 2009 was €1,463m, against a loss of €6,268m in the previous year.

Main developments in the financial year

In 2009, several asset classes that were no longer a fit with Commerzbank's customer-focused strategy were brought into PRU. The majority of these were portfolios from the Corporates and Markets segment related to discontinued proprietary and investment activities. The positions actively managed by PRU include asset-backed securities (ABS) not guaranteed by the state, other structured credit products, proprietary trading positions in corporate and financial bonds and credit derivatives.

PRU's management strategy aims to optimize value while reducing these portfolios. It comprises two equally important strands – actively managing the portfolios by means of clearly defined targets to reduce total and risk-weighted assets, and preserving capital. It is not part of PRU's strategy to achieve a quick sale at "any price", as this runs counter to its target of maximizing value in the market conditions prevailing in specific sectors. To achieve reductions, it aims instead to proactively exploit market conditions or carry out restructurings. New proprietary positions are only entered into for hedging or risk management purposes. On this basis, PRU supports the business policy and its focus on sustainability. That is to say, it stabilizes the business model by reducing risk positions, which in turn helps all the Bank's segments focus on their specific customer business.

Before 2009 was out, PRU had already made good progress in reducing the portfolios transferred to it. In particular, considerable portions of the Credit Trading portfolio were reduced. Most of the structured credit products have been successfully restructured or terminated before maturity.

Outlook for Portfolio Restructuring Unit

We expect the securitization markets to continue to be highly dependent on macroeconomic factors – such as international monetary and credit policy and the regulatory environment – and specific factors, such as liquidity in individual markets. The third quarter of 2009 gave off a number of weak, isolated signals marking the return of investor interest. This led to a visible improvement in the market liquidity of various high grade asset-backed investments. This trend has continued into the current year, although it remains extremely fragile as investments in these sectors depend on fundamental data and the regulatory environment. In the medium term, however, we expect further recovery from these markets.

There has been a tangible improvement in credit trading since the second quarter of 2009. We expect only a gradual improvement in 2010, assuming a constant rate of growth and provided general economic conditions stay positive. Any marked deterioration in the market environment will have a corresponding impact.

Others and Consolidation

The Others and Consolidation segment contains income and expenses not attributable to the business segments. "Others" covers equity participations not assigned to the business segments as well as other international asset management activities and Group Treasury. This reporting segment also includes the costs of the service units which support business activities: except for integration and restructuring costs, these are charged in full to the segments. "Consolidation" includes those expenses and income items that represent the reconciliation of internal management reporting figures shown in the segment reports with the consolidated financial statements in accordance with IFRS. The costs of the Group management units are also shown here, which – except for integration and restructuring costs – are also charged in full to the segments.

Earnings performance

The operating profit of the Others and Consolidation segment was influenced by a number of special effects in 2009.

In line with the reporting in the consolidated financial statements, we first compare the results with those for 2008, adjusted for the new segment structure but without Dresdner Bank.

At €599m, operating income before provisioning was well above the 2008 figure of €292m. Reversals of provisions for possible loan losses fell to €2m in the 2009 financial year. Operating expenses amounted to €530m, up 62.1 % on the previous year (€327m). Overall, the Others and Consolidation segment generated an operating profit of €71m (previous year: €-64m).

Pro-forma performance

For reasons of transparency, we have also compared the 2009 results with the unaudited pro-forma figures for 2008, which assume that Dresdner Bank was already part of the Commerzbank Group in 2008. Additional notes on the calculation of the pro-forma figures can be found on page 150 of this report.

Operating income before provisions declined to €599m, down from €916m in the previous year. Treasury income and gains from the sale of equity participations were set against significantly higher charges compared with 2008. The latter were chiefly group-wide effects connected with the acquisition of Dresdner Bank that could not be assigned to individual segments, as well as negative measurement effects from the use of hedge accounting in accordance with IAS 39 on interbank transactions. The reported operating expenses of €530m (previous year: €259m) were mainly attributable to group-wide integration expenses connected with the acquisition of Dresdner Bank and costs that could not be attributed to the business segments. Operating profit amounted to €71m in the reporting year, down from €646m in 2008.

Restructuring expenses for Group service and management functions totalled €1,018m in the 2009 reporting year.

Our employees

Our aim is to be the best bank for our customers. The best bank needs the best staff working for Commerzbank's success: competent, committed, reliable and always focused on customers. Our Human Resources division is tasked with creating the right environment for recruiting these staff, and keeping them motivated and up-to-date with training. The strategy of Human Resources (GM-HR) is to provide internal customers with optimum personnel resources: our staff should receive ongoing support so that they can contribute to the success of the entire Commerzbank.

As at December 31, 2009, Commerzbank Group employed 62,671 staff, which is 6,747 fewer than the pro-forma figure at the end of 2008 (i.e. including Dresdner Bank).

Number of employees at the Group and parent bank

Actual number employed	31.12.2009	31.12.2008[1]
Total staff Group	**62,671**	**69,418**
Total staff parent bank	**44,227**	**45,648**

[1] Figures as per 31.12.2008 on a pro-forma basis

This equates to 53,231 full-time employees, versus 59,358 the year before. The following table shows the number of full-time employees per segment at the end of the year:

Full-time personnel	31.12.2009	31.12.2008[1]
Private Customers	18,580	19,948
Mittelstandsbank	4,791	4,943
Central & Eastern Europe	8,748	9,807
Corporates & Markets	2,256	3,327
Asset Based Finance	1,745	1,939
Portfolio Restructuring Unit	60	54
Others and Consolidation	17,051	19,340
Group total	**53,231**	**59,358**

[1] Figures as per 31.12.2008 on a pro-forma basis

Of the 6,127 reduction in staff capacity, around 60 % related to the core segments of Private Customers, Mittelstandsbank, Central & Eastern Europe and Corporates & Markets.

Focus on integration – creating Germany's best bank from two banks

Our staff showed an extraordinary amount of commitment in 2009. The integration of Dresdner Bank impacted all areas and levels, and the fallout from the financial and economic crisis also placed huge demands on our employees. 2009 also presented Human Resources with significant challenges. Human Resources played a key role in the integration, which was a unique process within the German banking landscape in terms of size, complexity and timescale. The objective was to integrate the employees of the Dresdner Bank Group via the "Growing together" project. Because of the merger, numerous functions within the new Commerzbank had two incumbents. Two corporate worlds, with their different products, standards, systems and cultures, needed to be harmonized. And there was a clear stipulation: the new Commerzbank wants to retain the best of both companies, based on the premise that all employees have the same opportunity to be a part, according to their qualifications.

From the very start, therefore, HR staff were involved in planning the integration, so that they could manage implementation of personnel measures across the board. Another factor was that around 9,000 full-time positions needed to be cut in a socially responsible manner, i.e. without any compulsory redundancies. The appointment and hiring process first became visible to the outside world in 2008, when the first and second management levels were advertised. It was important to offer staff and managers of both companies a clear idea of their personal future in the new Commerzbank, and as quickly as possible.

Last year all positions in the third and fourth management levels at Head Office were filled, around 45 % of these by former Dresdner bank colleagues, followed by the third level in the branches. Fourth-level managers in the branch network will be appointed in mid-2010. In order to make the restructuring and any necessary job changes as simple as possible for staff, Human Resources developed several concepts. In the main regions, for example, "clearing agencies" were set up as a point of contact for staff and to help them make the most of the internal job market.

From the very start, the change process triggered by the integration process relied on the close involvement of managers of both companies. Called "change agents", the managers acted as ambassadors for the new Commerzbank and were trained to provide expert help with the integration process. An extensive series of integration measures (training courses, workshops, segment-specific events, etc.) were held to familiarize managers and staff of the "green" world with those of the "yellow" world. At the same time, key milestones in the integration needed to be clarified, such as how Dresdner Bank's occupational pension scheme would continue. A remuneration system also needed to be developed to promote sustainable and responsible working practices – and not act as an incentive for excessive risk-taking (see pages 138 to 139).

Core milestones in the "Growing together" project were the agreements with the employee representatives on the reconciliation of interests and a social plan for Head Office and the branch network. Under HR's lead, the reconciliation of interests at Head Office led to the units at the headquarters in Frankfurt am Main being quickly restructured. Agreement was also reached on how to cut jobs in as socially responsible a way as possible. This social plan regulates how to compensate employees for any adverse economic effects they might experience in connection with implementation of the integration project.

When announcing Commerzbank's acquisition of Dresdner Bank, the Board of Managing Directors also made known its personnel policy principles, which amongst other things ruled out compulsory redundancies until the end of 2011. A "staggered implementation" was also agreed, which meant that if the reductions went to plan, redundancy protection would be extended to 2012 or 2013. So far the targets look achievable, with several thousand staff having already taken up age-related short-time working or compensation offers, or having found a new direction. GM-HR is providing active support to staff in this process, employing various personnel tools, including new placement offers.

Despite all these efforts, which placed huge pressure on both staff and managers last year, GM-HR also had to continue fulfilling its basic tasks to the best of its ability. HR met the challenge of providing internal customers with in-depth support, fostering internal talent and potential, recruiting external talent and optimizing and enhancing the effectiveness of personnel development processes..

Enhancing people and Commerzbank – via qualifications

The purpose of qualifications and staff development is to marry the objectives of the Bank with those of every single employee. To achieve this, the Bank has to offer the right sort of concepts geared to the needs of employees, the Bank and the market. We view qualifications and staff development as key strategic tasks that make a crucial contribution to ensuring our common success – in 2009 we took crucial steps in this direction.

Within the new Commerzbank Academy, we have bundled together a number of intra-bank and segment-specific programmes (including the underlying processes) to equip staff, project managers and line managers with the necessary qualifications. Every unit of the Bank will contribute its own course of lectures, together with all components, of particular relevance to its area. Based on our values and strategic orientation, the Academy provides a transparent offering and high-quality qualification processes. Three units took part in the pilot project, which was launched in 2009, and others will gradually come on stream.

The new Commerzbank Management Programmes (CMPs) got off to a successful start in January 2009. The CMPs are split into development and professional programmes for management levels one to four. The development programmes support fledgling managers in their development, while the professional programmes help existing managers in their job. Dresdner Bank's managers were integrated into the CMPs in the second quarter of 2009.

Since 2007, 360° feedback has been a fixed component of personal development for managers. The process – in which participants are assessed by line mangers, colleagues, staff and themselves – produces a multidimensional view of behaviour and potential, which is the ideal starting point for planning individual development. In 2009, all members of the Board of Managing Directors and executives took part in the 360° feedback rounds, and in 2010 these will also be offered to the second management level and selected project managers.

As a strategic partner of the Bank's various areas, Human Resources is tasked with planning staffing with an eye to the future and with recruiting the best people to fill vacancies, and as quickly as possible. To best meet these requirements, HR collects information on staff members' abilities and potential, as well as their goals and career aims. This enables us to systematically fill vacancies from internal candidates, thereby reducing the number of external recruitments and cutting induction times. At the same time, we give employees clarity over the development prospects and career paths that make us an attractive employer over the long term. This includes planning career moves, such as foreign postings, but above all ensuring that employees are specifically qualified and trained for a particular function.

Attracting people to our Bank – talent management

Attracting the next generation was also a key issue at the time of the integration, as it is the only way to ensure Commerzbank's future viability. Attracting the best of the next generation is becoming ever more important. Demographic change does not spare banks. To ensure we hire the best, we have therefore restructured Talent Management. School leavers, students and university graduates are now looked after on a regional basis. The advantages are clear: regional managers have one contact person for all issues relating to young talent, participants in study groups and trainees receive a higher level of support, young talents receive more individualized assistance and specific retention measures, marketing is uniform, and the processes are streamlined and efficient. The new structure ensures that these young men and women receive targeted advice. It also ensures that new talents and managers have a clear understanding of their roles.

Our retention management shows talented new staff that they are in safe hands. It encourages them to be involved, motivated and committed. A good example is the trainee package. It contains all the new employee needs to feel at home with us from the start. In 2009 we organized the first NewCom Day for young academic talents in the Commerzbank Arena in Frankfurt. Spanning one and a half days, it provided workshops and enabled around 300 participants from Dresdner Bank and Commerzbank to get to know each other and expand their network. Our Board of Managing Directors and numerous other managers from the first and second levels were on hand to answer questions and entered into lively discussions with the young talents: tangible proof of integration. The jobstarter tour, which attracted 2,024 attendees, was aimed at bringing trainees and Bankakademie students up to speed on the integration. 2009 also saw the start of the "Yes!" web service. Dedicated to our young talents, it provides a virtual venue in which to chat, exchange information and network.

Last year attention was also directed at designing a career path for project managers. The new Commerzbank Project Management Programme (CPP) is a bank-wide qualification and development programme offering an alternative management career path. The first stage involved piloting a professional programme for experienced project managers. This training leads to an internationally recognized certificate and will be rolled out as standard in 2010. In parallel to this, a development programme is being designed for staff on functional or management career paths wishing to switch to a project management career or develop additional skills in this area. The rollout of the development programme is planned for 2010.

We also focused on expanding HR portfolios, which contain high-performers and succession candidates who have been earmarked for technical, management and project careers. In future, a top-down approach to personnel portfolios will be fostered by means of annual personnel development forums. In October, the full Board of Managing Directors met for an Executive Development Day to discuss personal development for executives. Career development days are being held in early 2010 for the divisional board members and executives to meet and discuss the development of second-level managers. After that, high-performers in the other management levels will be identified and placed in special pools where their talents can be fostered. HR portfolios are an effective way forward for implementing specific personnel development measures for position holders and their succession candidates alike.

Joint responsibility for health – systematically

Our occupational health management programme is a model for other German companies, and we were delighted when it was presented with the inaugural Corporate Health Award 2009 in early November. More than 150 firms took part in the competition, and we came top in the "Finance/insurance" category. This is recognition for work that extends far beyond measuring blood pressure and handing out fruit. Thanks to the cooperation we have developed with specialist providers, it has become a uniform, high-quality service throughout Germany. Our staff value the extensive offering of our health management programme and make active use of it.

A changing working world means that occupational health management is having to deal with more and more instances of mental pressure. The "Im Lot – Ausgeglichen bei der Arbeit" project ("Sorted – work/life balance"), a joint initiative of the Bank and the Works Council, has developed a healthy work model and identifies the factors causing our employees mental stress and strain. In 2009 we also analyzed an extensive range of studies and developed measures to protect the health and performance of our staff over the long term. These will be implemented in 2010, together with a raft of measures to prevent health threats. These include both bank-wide projects and ideas on how to reduce stress in specific areas of the Bank.

Our health management programme is one of the Bank's strategic core responsibilities, as changes in the working environment call for clever, flexible ideas to enable the Bank to achieve lasting success. This can only happen if our employees are healthy and motivated, so we arranged seminars, workshops and numerous campaigns in 2009 to ensure that our staff take action to protect their health. Last year we focused on preventing addiction, for example taking part in the addiction week "Alcohol? Know your limit", running special training courses for managers and setting up an addiction help network. Dresdner Bank and Commerzbank have traditionally offered a wide range of company sports activities. Because people need exercise to be healthy, in 2009 we merged these offerings and linked them even more closely with health management.

Diversity management – more colourful than just green and yellow

Our staff are as diverse as our customers. All the different facets of their individualities are reflected in and enrich the Bank. Diversity was an everyday practice in both Dresdner Bank and Commerzbank before the integration. Commerzbank has advocated for more than two decades that the people we employ should be able to pursue their own personal life models. We respect their views, orientation and values. These are not hollow words. For example, we are one of the signatories of the "Diversity Charter for Companies in Germany" and for many years have been committed to enabling our staff to reconcile family life with working life. We want to ensure a sound work-life balance and offer all staff a healthy corporate culture and equal opportunities. In 2009 we won the Total E-Quality award for the fifth year running, which proves that we are on the right road. And we achieved an exceptional fourth place out of 105 participants in the TOP Employer rankings, which cover the whole of Germany.

We pay particular attention to ensuring that childcare is consistent with the actual lifestyles and needs of our employees. Frankfurt's Kids & Co. childcare day centre expanded in 2009 because of the Dresdner Bank integration. Its value to parents has been shown by an external scientific study published in June 2009. In its evaluation of Kids & Co. it noted that mothers and fathers go back to work after parental leave earlier than planned because they know their children are well looked after. The study showed the high pedagogical quality of the facility – and that the financial investment in childcare pays off on Commerzbank's bottom line. These are good reasons, therefore, to continue our efforts and expand professional childcare. In cooperation with our Family Service partner, which we have been working with since 1994, we started provision of childcare in our Prague branch in 2009. The current aim is to continue expanding the support service across the branch network. At the end of 2009, we provided 200 childcare places, which has risen to 220 in 2010.

A major project in 2009 was the start of "Diverse leadership – women in senior positions". Fifty percent of the Bank's employees are female, so women are still under-represented in senior positions, even though they are highly trained. The project will start with a precise analysis of the causes before proposing specific measures to create the conditions to enable women to occupy senior functional, project management and management positions.

But diversity is much more than this. Take our networks, for example. In 2008 our women's network "Courage" celebrated its tenth anniversary. We also offer a men's network focusing on fathers and a network for homosexuals, Arco, which numbers around 300 members throughout Germany. Last year we set about integrating our Dresdner Bank colleagues in these networks. We held a large network meeting at the end of September in Frankfurt, which brought together hundreds of staff from both banks so that they could get to know each other and look to the future together. Another milestone of 2009 included the reconciliation of work and care for close relatives. We expanded the range of professional advice provided by the Family Service and the number of workshops focusing on care, and these are being used intensively. Our Forum Diversity events are also well received by staff of both companies. By providing colleagues with an opportunity to get to know each other and network, these workshops also help to integrate "yellow" and "green".

New remuneration model: sustainable and transparent

Due to Dresdner Bank's integration and stronger political regulation in the wake of the financial crisis, Human Resources was tasked in 2009 with designing an innovative remuneration system for the new Commerzbank to foster responsible and sustainable behaviour while averting short-termist risk-taking. The result was a bonus-penalty system that is a role model for the financial world.

The new remuneration system incorporates long-term, variable components combining three main aspects: an appropriate level of risk-taking, sustainability and transparency. It also pays greater consideration to performance and differentiation targets. Instead of incentivizing individuals, it places importance on the interests of the company, staff and owners.

This innovative remuneration system is based on both the long-term success of the new Commerzbank and personal performance. At the core of the new remuneration system are three models tailored to different groups of employees, which will be launched in 2010. Remuneration in our subsidiaries will also be gradually adjusted to the new models, as required.

Management model

The new management model applies to the first and second management levels of Commerzbank (excluding investment banking). Sixty percent of the variable remuneration component depends on individual performance and 40 % on the Group's performance. If Group performance is negative, this reduces (penalty) the managers' individual performance component. As an additional sustainability component, part of the variable remuneration is converted into share awards, to be paid after three years.

NPS model

The NPS (non-collective pay scale) model applies to employees of Commerzbank (excluding investment banking) who are not part of a collective employment agreement. The amount of variable remuneration depends on both individual performance and Group performance. Sixty percent of the variable remuneration of NPS staff comprises a performance-based payment and a Group bonus. The amount of the Group bonus depends on the overall volume of individual performance-based payments made.

Investment banking model

The new investment banking model applies to all non-collective pay scale employees and all management levels in Corporates & Markets and Treasury. Payment of part of their variable remuneration is delayed and takes account of both positive and negative performance at Group, segment and divisional level. One-third of the total variable remuneration is placed in a bonus bank and depends on future performance. This bonus bank is intended to foster joint responsibility for results and to avoid inappropriate individual incentives in investment banking. Half of the individual variable remuneration is converted into share awards to be paid after three years, the other half is paid directly.

In the course of revising the remuneration models, Commerzbank set up a Remuneration Committee, which comprises a Compensation Committee and an Executive Compensation Committee. This monitors remuneration policy throughout the Group in terms of regulatory requirements, decides the amount and distribution of the variable remuneration components, and advises in individual cases. The Compensation Committee comprises the Personnel, Finance and Risk Board Members and the Human Resources, Compliance and Audit Divisional Board Members, and Markets departments. The Executive Compensation Committee comprises the full Board of Managing Directors, plus the Human Resources Divisional Board Member. Both committees reduce the risks inherent in remuneration decisions, as well as ensuring a balance between shareholder interests and business policy.

Remuneration 2009: Executives and Investment banking

Table 1: Remuneration 2009 – Executives

Executives (number of beneficiaries)	in € m
a) Total remuneration amount (64)	**29.15**
of which fixed remuneration	22.27
of which variable remuneration[1]	6.88
b) Total amount of variable remuneration, retained for at least three years	**6.88**
of which total amount paid	0.00
of which total amount retained	6.88
c) Amount of variable remuneration dependent on sustainable performance	**n.a.**
d) Total amount of guaranteed bonus payments relating to commencement of employment (0)	**0.00**
e) Total amount of significant contractual severance payments (1)	**0.32**
of which highest severance payment	0.32

Table 2: Remuneration 2009 – Investment banking (Corporates & Markets and Treasury)

Investment banking (number of beneficiaries in C&M and Treasury)	in € m
a) Total remuneration amount (2,445)	**557.18**
of which fixed remuneration	472.90
of which variable remuneration[1]	84.28
(of which DKIB stock plans and firm commitments)	(80.48)
b) Total amount of variable remuneration, retained for at least three years	**79.00**
of which total amount paid	78.02
of which total amount retained	0.98
c) Amount of variable remuneration dependent on sustainable performance	**92.6 %**
d) Total amount of guaranteed bonus payments relating to commencement of employment (11)	**0.85**
e) Total amount of significant contractual severance payments (52)[2]	**41.03**
of which highest severance payment	4.70

[1] The amounts shown in Tables 1 and 2 under a) variable remuneration, totalling €91.16m, comprise €80.48m from individual fixed commitments agreed up to 2009 and/or guaranteed bonus payments. The vast majority of these are a legacy of the former Dresdner Bank, such as DKIB Stock Plans for 2005-2007 and guarantees agreed in 2008. The remaining €10.68m relates to individual one-off payments connected with the integration of Dresdner Bank. There were no variable remuneration payments based on results in 2009.

[2] The majority of the agreements underlying the severance payments in Table 2 e) were concluded before the legal merger in November 2008 by the Board of Dresdner Bank or the DKIB Executive Committee.

Thanks to our staff

Our thanks go to our staff, managers, works councils, representatives of senior management, spokespersons for the disabled and youth delegates, whose trustworthy and constructive cooperation has enabled Human Resources to meet the challenges of 2009. Our special thanks go to all employees for supporting the joint success and values of the new Commerzbank, and the manner in which they engaged – the desire of all colleagues to "grow together" was tangible.

Report on post-balance sheet date events

In mid-January, Commerzbank and Bank Audia sal-Audi Sarader Group announced that they had signed an agreement for the sale of Dresdner Bank Monaco S.A.M. The parties agreed to maintain confidentiality about the details of the transaction, which is subject to the necessary approvals from the authorities. Dresdner Bank Monaco S.A.M., a subsidiary of Dresdner Bank Luxembourg S.A., was founded in 2006 and is active in the affluent private customer business, focusing on Monaco, southern France and northern Italy. At the end of 2008, it had assets under control of €233m and employed 18 staff.

At the beginning of February, both the sale of the remaining shares in Austrian Privatinvest Bank AG held by Commerzbank to Zürcher Kantonalbank and the sale of the Dutch asset manager Dresdner VPV to the management were completed. The supervisory authorities approved both transactions. As at the end of June 2009, Privatinvest Bank AG employed about 50 staff and had assets under management of approximately €600m. As at the end of 2008, Dresdner VPV employed about 60 staff and had €1.2bn in assets under management.

On March 1, Poland's BRE Bank announced a capital increase with an expected inflow of funds of 2bn Polish zloty (approx. €500m). Commerzbank will exercise its subscription rights in full in the planned capital increase of BRE Bank, in which Commerzbank holds around 69.8 % of the shares. The resolution on the capital increase will be on the agenda of the Annual General Meeting of BRE Bank, which will take place in Warsaw on March 30, 2010.

At the beginning of March, Commerzbank acquired a further 26.25 % holding in Ukraine's Bank Forum and in doing so increased its stake to 89.3 %. The shares derive from an indirect holding of a former minority shareholder who is no longer a shareholder following the sale of its units. The parties have agreed to maintain confidentiality about the purchase price and other details. At an extraordinary shareholders' meeting on March 4, the shareholders of Bank Forum approved a capital increase of 2.42bn Ukrainian hryvnia (approx. €240m). Commerzbank plans to participate in the capital increase in proportion to its holding.

After Commerzbank AG's announcement in November last year that no capital payments will be made in 2010 on profit-related instruments such as profit-sharing certificates and silent participations due to the poor results for 2009, it was also announced at the beginning of March that no payments will be made on certain payment dates for Trust Preferred Structures where servicing is dependent on the distributable profit of Commerzbank AG.

Investors in Commerzbank Capital Funding Trust III can expect possible payments on the last two quarterly payment dates due to the quarterly payment schedule. The extent to which the corresponding requirements have been met can therefore not finally be determined at present but has to be assessed at the time of these payment dates.

There were no other significant business events.

Outlook and opportunities report

Future economic situation

The global economy will return to robust growth in 2010. The greatest impetus will probably come from the emerging markets in Asia, while the Central and Eastern European countries are likely to recovery from the previous year's slump. However, in the industrialized countries, the effects of the debt bubble bursting are likely to linger for some time, so after a good second half of 2009, growth momentum is likely to flag. In many countries, the recent excesses in the real estate sector and in corporate and private debt levels have still not been fully corrected. These factors, combined with continuing problems in the financial sector, will take centre stage once again once the revival in demand, which came after the "Lehman shock" had receded, peters out.

In Germany, there has been no construction boom in recent years, and corporate and private debt have actually tended to fall in relation to gross domestic product. Even so, the German economy is being damaged by the lingering effects of the crisis, particularly since the financial system is still struggling with the consequences. The problems in other countries will also weigh on Germany's economy via weaker exports. Although growth of over 2% seems possible in Germany this year, this is largely down to the positive trend in the second

Real GDP
percentage change on year

	2009	2010	2011
USA	-2.5	2.5	3.0
Eurozone	-3.9	1.5	1.7
Germany	-5.0	2.3	1.5
Central and Eastern Europe	-4.5	2.3	4.2
Poland	1.5	3.0	4.8

Exchange rates
year-end levels respectively

	2009	2010	2011
Euro / Dollar	1.44	1.40	1.20
Euro / Pfund	0.89	0.88	0.86
Euro / Zloty	4.10	3.90	3.70

The figures for 2010 and 2011 are all Commerzbank forecasts.

half of 2009. Even then, real gross domestic product at the end of the year will still be around 3 ½ % lower than at the start of the recession in early 2008. Consequently, unemployment is set to rise sharply during the course of the year, and no significant inflationary pressure can be expected in the foreseeable future.

In the financial markets, the big question in 2010 will be: when will the major central banks in industrialized countries begin raising interest rates again? As economic growth in the coming quarters is likely to be modest, and the threat from inflation is therefore low for the time being, this is not likely to happen until the second half of the year. Therefore, until then, there will be a chance of further equity price gains, while the environment of structurally low yields on long-dated government bonds with top credit ratings is likely to remain intact in the coming months. Once there are signs of a turnaround in monetary policy, the equity markets are likely to suffer, but bond yields are likely to rise only slightly. In the currency markets, such signals could herald a revival in the US dollar, as the US Federal Reserve is likely to hike interest rates more strongly than, say, the ECB.

Future situation in the banking sector

The macroeconomic sector environment should improve in the wake of an expected economic recovery, and Commerzbank forecasts an improvement in gross domestic product for 2010 and 2011 following the severe downturn in 2009. The improvement in the macroeconomic environment should have a positive impact on all sectors and lead for example to higher demand for credit, a drop in credit defaults and higher commission income.

The IMF expects credit demand from non-banks in the eurozone to increase in 2010.

Demand for credit
annual growth in %


7.8
7.0
8.1
3.6
2.6
-0.3
4.5
1.7
2002-2007
2008
2009*
2010*
Households
Companies

* 2009 and IMF forecasts for 2010
Source: IMF, Global Financial Stability Report, October 2009

For European banks, this should result in additional volumes providing a modest boost to net interest income, and Commerzbank is likely to benefit, too.

Lending business margins increased in 2009 but may contract again in 2010 as a result of a fall in the market's implied risk expectations. The squeeze on margins in banks' deposit-taking business is likely to continue, as banks are looking to increase their funding from customer deposits.

Forecasts regarding charges to banks' earnings are difficult to make. The IMF expects that, from the third quarter of 2009, banks in the eurozone will have to make further write-downs of US $470bn up to the end of 2010. The Bundesbank estimates that German banks' losses on securitization instruments have already peaked, but anticipates further impairment losses of around €10bn to €15bn, due almost exclusively to CDOs. According to the Bundesbank, the wave of loan book writedowns is unlikely to have peaked yet. It estimates that German banks alone will need to recognize further impairment charges of €50bn to €75bn.

The median return on equity for large eurozone banks hit a low at 5.8 % in 2008, according to the ECB. Profitability should rise again in 2009. For 2010, brokerage houses and other experts are expecting average returns on equity of around 10 % to 15 % for European banks, which would be below pre-crisis levels.

At the end of January 2010, US president Obama made a range of proposals aimed at tighter regulation of various investment banking activities. In particular, under the proposals, deposit-taking US banks would not be allowed to carry out proprietary trading operations or to own, invest in or sponsor hedge funds or private equity funds. A tougher regulatory environment for banks in the US – and possibly, as a consequence, in Europe – can generally be expected, even though the exact extent of restrictions cannot be predicted currently. This could have an adverse impact on investment banking worldwide – and on Commerzbank's business.

European banks are likely to need significant additional capital in 2010 because of the increased requirements of the market and regulators. Extra capital will also be needed to compensate for losses in the value of assets and the setting aside of loan loss provisions. If eurozone banks are to achieve a core capital ratio of 10 %, the IMF predicts that they will need additional capital totalling US $380bn.

The competitive environment in the sector is set to remain largely unchanged compared with the previous years. In some segments, market participants have either exited the market or adopted a defensive business policy, leading to less intense competition, while increasing consolidation within the sector has left some banks with greater market share. Other segments, such as retail banking, are suffering as a result of increased competition worldwide, notably due to the aggressive behaviour of market participants.

Expected developments in significant items in the income statement

We do not expect any significant change in net interest income for financial year 2010 compared with 2009. The task in 2010 will be to stabilize interest margins following the improvement in 2009. Provisions for possible loan losses are expected to be reduced in 2010 to around the level of the combined 2008 figures for Commerzbank and Dresdner Bank plus an unwinding effect. In the Asset Based Finance segment and Eastern Europe in particular, however, we expect the risk provisioning requirement to remain very high. In the Mittelstandsbank segment, we anticipate that rising loan loss provisions in Germany – due to corporate insolvencies lagging the recession – will be outweighed by a fall in loan loss provisions abroad in the Financial Institutions area. Net commission income is expected to rise in 2010, owing in particular to the improvement in the market environment. Particularly in light of the high volatility in the financial markets and the resulting impact on the valuation of financial instruments, it is difficult to make a forecast for the trading result. However, we expect a significant improvement in the trading result in the Corporates & Markets and Portfolio Restructuring Unit segments in particular, which should in turn mean an improved trading result at Group level in 2010. Operating expenses will be driven by two conflicting factors in 2010. Strict ongoing cost management and the realization of synergies will push expenses down, but continuing implementation expenses for the integration of Dresdner Bank will have the opposite effect. On balance, however, operating expenses are expected to fall slightly. The Commerzbank Group's operating result is likely to be significantly improved year-on-year in 2010 for the reasons mentioned above, but overall we are expecting another difficult year, with the integration continuing to have an impact. Consequently, our planning indicates that, at the present time, we cannot promise an operating profit in 2010. However, we will return to profit by 2011 at the latest.

Further costs for the integration of Dresdner Bank in the form of restructuring expenses are not expected to be incurred in 2010.

Financial outlook for the Commerzbank Group

Financing plans

The basis for planning issues in the capital markets is provided by the results of our stable funding concept. This concept is used to identify the structural liquidity requirement for the Bank's core lending business as well as those assets that cannot be liquidated within one year, and compares these to the liabilities available long-term to the Bank, including core customer deposit bases. The aim is to finance the Bank's illiquid assets and core business as far as possible with long-term liabilities.

The Commerzbank Group's funding structure is based on broad diversification across investor groups, regions, products and currencies. The declared aim of the Roadmap 2012 strategic programme is to continue establishing and developing stable, long-term customer relationships. Liquidity Management regularly analyses the structure of the various sources of funding in order to be in a position to actively manage the funding profile. Long-term funding is mainly assured by means of secured and unsecured capital market products, along with customer deposits that can be regarded as stable and available to the Bank over the long term.

The capital market environment is expected to remain volatile. However, average refinancing costs on the capital market in 2010 should be lower than in the previous year. The Commerzbank Group plans to raise total funds of €20bn on the capital market in 2010, with unsecured issues to account for around 30-40 % of the total and secured issues 60-70 %. Higher-than-expected refinancing activity in 2009, together with the continued reduction of assets and scheduled maturities in the Public Finance area and Portfolio Restructuring Unit as part of the strategic planning, means that there is no need to replace the entire €48bn of capital market issues – €15bn unsecured and €33bn secured – falling due in 2010. This logic will also apply in subsequent years.

Group maturity profile as at 31.12.2009
in € m


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
>2019
Unsecured issues
Mortgage Pfandbriefe
Public sector and Ship Pfandbriefe and Lettres de gage

Secured funding will be raised through Pfandbriefe issued by Eurohypo, in particular mortgage Pfandbriefe. Both benchmark issues (jumbo Pfandbriefe) and private placements will be used to raise secured capital market funding. In unsecured issues, the focus will be on private placements. We will selectively consider public sector transactions as a means of broadening our investor base or to cover existing foreign currency-denominated funding requirements.

With regular reviews and adjustments to the assumptions made for liquidity management Group Treasury will continue to take full account of changes in the market environment and secure a solid liquidity cushion and appropriate funding structure.

Planned investments

Investment activities over the next few years will be dominated by the integration of Dresdner Bank. A total of €2.5bn has been budgeted for the integration. Compared with 2008, this will generate annual savings in future of up to €2.4bn following full implementation. Integration-related investments amounted to around €1.9bn in 2009 (€1,548m in restructuring expenses and €316m in current expenses). An additional €0.6bn in current expenses has been factored in for the integration over the period to 2012.

Restructuring expenses of €73m and implementation expenses of €10m were incurred in 2009 as part of the strategic realignment of the Commercial Real Estate business at Eurohypo. The ongoing implementation costs of this reorganization should amount to a further €61m in 2010 and 2011.

Furthermore, work will continue on the Group Finance Architecture (GFA) programme that was initiated in 2009 to redesign the process and system architecture of the Commerzbank Group finance function. Investments in the mid-double-digit millions are planned for 2010.

Investments by the Bank's various business segments are closely linked to the aforementioned investment programmes within the Commerzbank Group.

The focus in the Private Customers segment in 2010 will again be on merging Commerzbank and Dresdner Bank into the new Commerzbank. Major investments are planned for migrating the IT infrastructure, modernizing the branches' customer systems and ensuring a uniform brand image. In the second quarter, the Commerzbank and Dresdner Bank branch networks will be unified under the Commerzbank brand. As part of the switch to a single brand, all Dresdner Bank branches will undergo a redesign in June that centres on the new logo and modernizes their visual appearance. Most Commerzbank branches will then receive the same facelift over the subsequent two months. The "Branch of the future" and "Branch of the future PLUS" models are the targets aimed at for all branches of the new Commerzbank. They involve boosting our advisory services and expanding the range of customer self-service functions, while increasing the cost efficiency of our branches. In 2010, we will continue to focus on further enhancing the quality of our advisory process. We have developed a number of specific measures to this effect which we intend to implement progressively in the years ahead.

In preparation for the merger of both banks' IT systems during the second quarter of 2011, we are also investing extensively in processes to ensure the efficient transfer of data and systems within the Private Customers segment.

Integrating Dresdner Bank's corporate customer business into the Commerzbank business model was the key activity for the Mittelstandsbank segment in 2009. The Mittelstandsbank aims to continue this process by further optimizing the joint sales structure this year. In our view, the integration of our domestic branch network and its conversion to a single, customer-driven brand image mark an important step in this direction. We will invest in our ability to analyse clients' portfolios and requirements, so as to reinforce our needs-based customer advisory approach – one of our core competencies in the Interest, Currency & Liquidity Management (ICLM) product area. In doing so, we aim to further improve the quality of our advisory services, achieve greater efficiency in the preparation of and follow-up on advisory consultations, generate additional income through increased cross-selling between different ICLM asset classes, and speed up our product idea and market window response times – the latter with a view to better serving client interests by reacting faster to extreme changes in the market.

As part of the integration of Dresdner Bank, the Corporates & Markets segment is continuing to invest in a robust and flexible IT and back-office infrastructure. Only by constantly investing in the appropriate platforms can we guarantee the flexibility, cost efficiency and ability to control operational risks needed as the basis for a seamless integration. In the fixed-income segment, we also plan to use the eFX and eBond platforms that are well established at Dresdner Bank and provide customers with direct access to online trading. These systems will also be rolled out elsewhere within the new Commerzbank and the increased flexibility and presence in this market will bring benefits to our customers. In equity derivatives, we will set up a trading platform for CFDs (contracts for difference) in the Corporates & Markets strategic IT landscape. In an additional step, this product will also be made available to private investors in the form of an online platform. Emphasis in 2010 and 2011 will be on integrating the trading activities of the former Dresdner Bank into the C&M platform. In the Central & Eastern Europe segment, BRE Bank will continue implementing the measures it initiated in 2009 in connection with the BREnova project. A particular focus will be on increasing efficiency in IT and operations, and measures to increase retail and corporate banking revenues. Bank Forum will continue to concentrate on its restructuring drive, and also devote attention to centralizing back-office units and achieving related cost structure improvements.

The strategic realignment of the Eurohypo business model will continue in the Asset Based Finance segment. Optimization of the portfolio structure and a focus on core markets will further reduce business complexity – the aim being to concentrate resolutely on core activities that add value. In 2010, Asset Based Finance expects further expenses relating to a restructuring programme at Commerz Real.

In 2010, we will continue the Group Finance Architecture (GFA) programme that was initiated last year to redesign the process and system architecture of the Commerzbank Group finance function. The objectives of GFA include the development of a multi-GAAP solution, the integration of financial and management accounting and, notably, a significant acceleration in the financial closing process as a result, as well as an improvement in analysis capabilities. This will enable Group Finance to steer the company even more proactively and thus provide valuable support to management.

Incorporation of the new architecture will, for example, involve the rollout of standard software, involving the standardization of processes, as well as the creation of a data warehouse which will optimize the quality assurance of financial data provided to stakeholders. The additional purpose of this latter innovation is to develop a closer interface between finance and risk at corporate management level. Representing the first of several phases, the new Accounting architecture at Commerzbank AG in Germany is to be established by the end of 2014.

Liquidity outlook

The liquidity situation in 2010 will depend in part on the extent to which the central banks begin to implement their exit strategies for absorbing excess liquidity in the market, and whether these strategies will involve interest rate changes. The timing of the measures will be crucial. On the one hand, it will be necessary to ensure that there is still an adequate supply of liquidity to the whole of the market; on the other, central banks will be looking to give up their current extraordinary role as providers of liquidity to parts of the financial market. Commerzbank has ample liquidity and takes the possible effect of these exit scenarios into account in its liquidity planning.

In the money, repo and FX swap markets, we see the financial market crisis as having been largely overcome, even though these markets have not yet returned to pre-crisis levels. Market depth in terms of volumes and maturities is essentially determined by the individual counterparty risk of the individual market participants. The abovementioned liquid markets are fully available to Commerzbank for its liquidity and interest rate risk management. We do not expect to suffer any disruption in this respect in 2010.

Liquidity management requirements and the liquidity of both the Bank and the entire financial system will be determined in the long run by the implementation of the regulatory tightening measures currently under discussion relating to capital and liquidity management, such as the obligation to comply with certain liquidity and leverage ratios, and requirements in terms of the volume and quality of liquidity reserve securities. Commerzbank fundamentally supports these developments aimed at increasing the stability of the financial markets as it has, for some years now, been managing liquidity risk with a proven liquidity model. Commerzbank plays an active part, both nationally and internationally, in associations and working groups, so that it can maintain a dialogue with institutions and market participants and thus help establish appropriate, harmonized standards for liquidity management.

Managing opportunities at Commerzbank

Commerzbank views systematically identifying and taking advantage of opportunities as a core management responsibility. This applies both to day-to-day competition at an operational level and to identifying the potential for growth or improving efficiency at a strategic level. This way of thinking has led to a three-tier system of managing opportunities at Commerzbank.

1. Central strategic management of opportunities:
   strategic alternative courses of action for the Group as a whole (e.g. developing the portfolio of activities for specific markets and areas of business) are identified by the Board of Managing Directors and within Group Development & Strategy

2. Central strategic and operational management of opportunities for the various Group divisions:
   strategic and operational initiatives to improve growth and efficiency in the various divisions (e.g. developing portfolios of products and customers) are defined by the respective heads

3. Local operational management opportunities:
   operational opportunities based on customers and transactions (e.g. taking advantage of regional market opportunities and potential for customers) are identified by all employees

Regardless of the level at which opportunities for the Group are identified, they will be turned into steps that need to be taken and assessed as part of the annual planning process. The aim here is to further develop the Group's portfolio of businesses with a balanced risk/reward profile.

The realization of the opportunities identified and the related strategic and operational measures that need to be taken are the responsibility of the person managing the division concerned. Checking the success of such measures is partly carried out with internal controlling and risk controlling instruments and individual agreements on objectives, and partly relies on external assessments (e.g. ratings, results of market research, benchmarking, customer surveys, etc.).

Management of opportunities to create innovative solutions for customers is in addition being tied more and more into Commerzbank's corporate culture by means of its internal system of values.

Commerzbank has also established an early detection system within Group Communications. This is where potentially interesting issues that could bring risks as well as opportunities for Commerzbank are identified at an early stage, systematically followed up and passed onto those responsible within the Group.

We have presented the specific opportunities that Commerzbank has identified in the sections on the various segments.

General statement on the outlook for the Group

We expect a volatile capital market environment in the current financial year. The German economy will be negatively affected by the lagged effects of the crisis, particularly since the financial system is still struggling with its consequences. The financial system will also be impacted by the implementation of the regulatory tightening currently under discussion with regard to capital and liquidity management. We therefore see a difficult year ahead of us.

Nevertheless, on the basis of our robust business model, which gives us the potential for sustained earnings growth, we intend to make visible progress across all areas of business in 2010. We will continue to concentrate on expanding our business with private and corporate clients in Germany. The Corporates & Markets segment is expected to significantly improve its profitability. In the Central & Eastern Europe segment, BRE Bank in Poland will continue to grow, however we will continue our programme of consolidation in Eastern Europe. We will continue to rigorously pursue the intensive restructuring programme in the Asset Based Finance segment and the run-off of portfolios in the Portfolio Restructuring Unit segment. In addition, we will continue to drive forward the integration of Dresdner Bank and realization of synergies.

The critical markets for the Commerzbank Group will be commercial real estate financing, particularly in the USA, and ship financing, along with the Ukraine, where we have a presence with Bank Forum. Against this backdrop, provisions for possible loan losses will remain relatively high, although not as high as in 2009. Charges against earnings resulting form the financial market crisis and from the run-off of risk portfolios are also expected to be lower. In addition, there will be no more restructuring expenses for the integration of Dresdner Bank.

The continuing crisis, with its direct impact on credit and financial markets, will have a material effect on many of the developments described and on their implications for the income statement. For that reason, it is not possible to make a precise earnings forecast, and at the current time we cannot promise a profit for 2010. That is a goal we will achieve by 2011 at the latest.

Group Risk Report

The Group Risk Report appears on pages 153 to 186. It forms part of the Group Management Report.

Notes on the pro-forma financial information

Pro-forma adjustments have been made in the interests of the comparability of the financial statements for 2008 and 2009. In the pro-forma financial information, we have, as far as possible, simulated what would have happened if Dresdner Bank had already been acquired as at 12 January 2008.

We have taken the 2008 consolidated financial statements of Commerzbank and Dresdner Bank as the basis for the balance sheet. We have also carried out consolidations between the two banks, simulated Allianz's acquisition of cominvest Group and of Oldenburgische Landesbank and treated Schiffsbank as if it were fully consolidated in the 2008 financial year. We have also assigned the initial and subsequent measurements from the final purchase price allocation to the balance sheet items.

The same assumption was made in preparing the pro-forma income statement. This, too, was based on the income statements of Commerzbank and the Dresdner Bank for the financial year 2008. The contributions to earnings from cominvest Group and Oldenburgische Landesbank for the financial year 2008 were eliminated and the contribution to earnings made by Schiffsbank added, as if these transactions had taken place in the financial year 2008. The effects of the allocation of the purchase price, essentially the present value of the liabilities and amortized brands and customer bases revalued in the course of the allocation of the purchase price, and the exclusion of the first 12 days of January were also simulated in the pro-forma income statement.

Group Risk Report

In the Group Risk Report we show a comprehensive overview of the risks of our portfolios. The main topic of 2009 for Commerzbank was the integration of Dresdner Bank which constituted a major challenge for the performance of the new integrated risk management function. Our top priority was to ensure that all the risks of the total portfolio created by the integration could be identified, monitored and managed in full at all times by means of adequate processes.

Contents

The following Group Risk Report is also part of the Group Management Report. Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. Values per year-end 2008 marked with "*" are unaudited pro forma figures.

Risk management organization

Risk management is an essential component of all Commerzbank business processes and is designed to support corporate management. Risks are identified, measured and then managed and monitored in line with the Bank's risk appetite.

Commerzbank defines risk as the danger of possible losses or profits foregone due to internal or external factors. In risk management we normally distinguish between quantifiable risks – those to which a value can normally be attached in financial statements or in regulatory capital requirements – and non-quantifiable risks such as reputational and compliance risks.

1. Integration of Dresdner Bank

The main topic of 2009 for Commerzbank was the integration of Dresdner Bank which constituted a major challenge for the performance of the new integrated risk management function. Our top priority was to ensure that all the risks of the total portfolio created by the integration could be identified, monitored and managed in full at all times by means of adequate processes.

We also went a long way towards strengthening our ICAAP process for the new Commerzbank in 2009 with the merger of risk strategy and monitoring and in our committee structures and individual transaction management. We combined all data and information relevant to risk management, still at the aggregated level in some parts, into our central risk data repository at the beginning of 2009 in order to obtain a complete picture of the new Commerzbank's overall risk profile well before the final data migration, which is being closely monitored by the risk function. It should be borne in mind that when the analysis of key risk figures on the following pages was performed, the harmonization of the different methods and models in the integration process was already at an advanced stage but had not yet been completed. The business segments were also redefined in the third quarter as part of the Bank's reorganization, rendering an historical comparison in some cases impossible or not meaningful.

Another important step in terms of risk function was the division of the new Commerzbank into three pillars, namely Focus (core bank), Optimization (asset based finance) and Downsize (PRU), each with their own guidelines on risk strategy. The aim is to increasingly focus our activities on the core bank and free up resources for our target markets.

In terms of default risk, we paid particular attention to managing our bulk and concentration risks after consolidating the portfolios of Commerzbank and Dresdner Bank. Directly after creating the new Commerzbank, we therefore established a comprehensive and integrated management framework at the beginning of 2009 with clearly defined warning thresholds, upper limits and approval authority regulations for bulk risks, all of which were firmly embedded in management, monitoring and decision-making processes throughout the year. Due to their importance for the new Commerzbank's risk profile, decisions on concentration risk are taken solely by the full Board of Managing Directors or the Group Credit Committee. Another important milestone in the integration process was the merger and linking of the new Commerzbank's credit approval authorities, lending policy and credit risk strategy. Here we revised our credit authority regulations in February 2009 so that we could clearly define the direction of credit policy through standardized policies and clear escalation guidelines. Building on the integration of the rating systems for borrowers of Commerzbank and Dresdner Bank, which was largely completed at the beginning of 2010, improvements in the credit risk area will focus in particular on enhancing our internal credit risk model and the related stress test architecture.

In terms of market risk too, our integration work focused on the timely merger of our risk monitoring functions on a common platform, which we were able to implement as early as the second quarter of 2009. The integrated monitoring and management system of market risk is now a smooth-running process with daily and weekly reports to management all the way up to the Board of Managing Directors.

Stress tests at both portfolio and overall bank level were improved and implemented. We adjusted our value at risk (VaR) and stress test limits upon integration of the new portfolio structure; as before, compliance with limits at all levels of the Group structure within the new Commerzbank is of course ensured by daily monitoring.

By the end of the first quarter of 2009, we obtained a view of the liquidity situation of the entire new Group through the integration of Dresdner Bank's business volumes into Commerzbank's liquidity risk model. Our internal liquidity risk model, which was improved during the integration project, has proved to be a risk-sensitive and reliable tool in crisis situations. We will apply for certification of our model by BaFin after the conclusion of the integration project.

In terms of operational risk, we combined the two banks' loss databases and adjusted the model parameters accordingly to ensure the operational risk analysis capabilities of the new Commerzbank. The use of the integrated model that is applied internally on a parallel basis to determine regulatory risk weighted assets is currently being discussed with the supervisory authorities.

The new Minimum Requirements for Risk Management (MaRisk), which were published in August 2009, have further tightened the qualitative requirements for banks in terms of the structure and management of each institution's internal risk management processes. During the integration process, packages of measures were established for implementing the new provisions within the Group. The resultant internal requirements had already been implemented as far as possible by December 31, 2009

2. New structure of the risk function

Responsibility for implementing the risk policy guidelines laid down by the Board of Managing Directors for quantifiable risks throughout the Group lies with the Chief Risk Officer (CRO). The CRO regularly reports to the Board of Managing Directors and the Risk Committee of the Supervisory Board on the overall risk situation within the Group.

Taking account of experiences from the financial market crisis, we systematically adjusted the structure of Commerzbank's Group-wide risk management as at October 1, 2009. Risk management activities were centred on four groups, namely Credit Risk Management, Market Risk Management, Intensive Care and Risk Controlling and Capital Management. They all have a Group-wide focus and report directly to the CRO. Together with the four heads of divisions, the CRO forms the Risk Management Board within Group Management.

The aim of this reorganization was to eliminate frictional losses between business areas by creating a functional structure, and to further reduce complexity and pool tasks across segments in a risk-congruent manner. Another objective of the new organizational structure was to create the conditions for the comprehensive and rigorous implementation of cross-segment credit risk and market risk strategies and policies within the new Commerzbank, while harmonizing the process landscape.

3. Committees

The Board of Managing Directors delegated operational processes of risk management to committees. Under the relevant rules of procedure, these are the Group Credit Committee, Group Market Risk Committee and the Group OpRisk Committee. We also plan to set up the Group Strategic Risk Committee in 2010. The CRO presides over all the committees and has the right of veto.

Furthermore, the Asset Liability Committee is the key starting point of our ICAAP process as it has responsibilities for the Group-wide management of the portfolio composition, capital allocation and RWA development.

Risk management

Major prerequisites for limiting and managing risk are the identification of all significant risks and risk drivers, the independent measurement and assessment of these risks in an evolving macroeconomic environment with portfolio-specific and regulatory conditions, and the risk/return-oriented management of risks based on these assessments as part of a forward-looking risk strategy.

1. Risk-taking capability and stress testing

The aggregated overall risk profile of our portfolio is the focal point of our risk management. We monitor risk-taking capability by comparing the capital requirement arising from the risk profile against risk cover, i.e. the amount of capital available to cushion any risks that materialize. To do this, we use both a regulatory and economic capital model to analyse the Group's capital requirement. Like the regulatory capital model, the economic capital model aims to quantify extreme, unexpected losses with a view to determining an adequate capital position. With our confidence requirement of 99.95 %, we exceed the regulatory provisions in our economic capital model and moreover take account of portfolio-specific interactions. Our definition of available risk cover in 2009 is based on the regulatory perspective for comparative reasons and uses the legally defined core capital. We constantly check the appropriateness of all assumptions and definitions.

Commerzbank uses comprehensive stress tests as early warning indicators and for estimating sensitivities. These tests assume a deterioration in all relevant risk parameters. We additionally analyse the hypothetical scenario where all the potential losses of each risk type occur simultaneously i.e. full correlation between risk types.

In the current financial year too, we will continue expanding our methodology for simulating macroeconomic stress scenarios and their impact on the capital requirement, the income side and risk cover when we conduct our analysis across all risk categories.

Risk-taking capability in the Commerzbank Group

in € bn	Dec 2009	Mar 2009	Dec 2008
Capital for risk coverage	**30**	21	23
Regulatory RWA	**280**	316	222
thereof credit risk	246	286	207
thereof market risk	14	13	5
thereof operational risk	20	17	9
Economic RWA excl. diversification	**283**	302	132
thereof credit risk	173	188	63
thereof market risk	63	74	46
thereof operational risk	31	26	15
thereof business risk	16	13	7
Diversification between risk types	**43**	42	32
Economic RWA incl. diversification	**240**	260	100
Economic RWA (stress scenario)	**358**	358	203
thereof credit risk	206	219	90
thereof market risk	79	78	69
thereof operational risk	53	45	34
thereof business risk	20	16	10
Tier 1 capital ratio	**10.5 %**	6.8 %	10.1 %
Economic capital ratio incl. diversification	**12.3 %**	8.2 %	22.6 %
Economic capital ratio excl. diversification	**10.4 %**	7.1 %	17.1 %
Economic capital ratio (stress scenario)	**8.2 %**	6.0 %	11.1 %

2008 figures: Commerzbank (old) based on current methodology.

There were two main reasons for the significant increase in economic capital employed in 2009. Firstly, Commerzbank's new credit portfolio model introduced in January 2009 created a much higher credit VaR and hence economic RWAs in the Group. Economic RWAs were additionally increased by roughly one half through the integration of Dresdner Bank.

Secondly, the improved core capital ratios at year-end compared to March were attributable to additional capital measures (including the second SoFFin tranche) and the planned declining level of capital employed.

2. Risk strategy and risk appetite

Risk planning is an integral part of our ongoing medium-term business planning process so that the overall risk strategy is derived directly from our business strategy. The overall risk strategy is detailed further in the form of sub-risk strategies for individual risk types which are then specified and operationalized through related policies, regulations and work instructions/guidelines.

In close alignment with the planning process, the Board of Managing Directors decides the extent to which the Bank's risk-taking capability can be utilized. Risk/return considerations are also incorporated in addition to earnings aspects. This consciously defined amount as part of the available capital for risk coverage determines the Board of Managing Director's risk appetite at Group level. The amount is then broken down to sub-portfolios and limited for the individual risk types.

3. Operational process of risk management

In our reorganized risk management structure, sub-portfolios with comparable risks are combined under one management line, which enables management measures for the relevant sub-portfolios to be put in place directly and immediately across all segments.

Our risk management system ensures that the entire portfolio and the sub-portfolios, right down to individual exposures, are managed consistently and thoroughly on a top-down basis. The ratios and measures required for risk management are based on overarching Group targets and are enhanced at downstream levels by sub-portfolio and product specifics.

Risk strategic guidelines determined on Group level are broken down by segment and sub-portfolio and monitored in a timely manner. For the operational management of the specific risk types appropriate key figures and instruments are applied.

Management instruments and levels

	Limit systems	Risk strategies and policies	Structures of organisation and committees / qualitative improvement	Portfolio monitoring and reporting
Group	• Definition of Group limit, e.g. capital limit (across all risk types), expected and unexpected loss, value at risk (risk-type specific)	• Overall risk strategy plus sub-strategies for significant risk types • Establishment of a general risk understanding and creation of a uniform risk culture	• Ensuring exchange of information and networking in committees that operate across all risk types • Retaining qualified staff in line with progressive product innovation or regulatory adjustments	• Group Risk Report plus risk type-specific Group formats, particularly for default, market and operational risks • Uniform, consolidated data repository as starting point for Group reporting
Sub-portfolios	• Sub-portfolio limit based on Group targets • Expansion of group-wide performance metrics using sub-portfolio-specific indicators	• Clear formulation of risk policy in guidelines (portfolios, asset classes, etc.) • Different credit authorities based on compliance of transactions with the Bank's risk policy.	• Interdisciplinary composition of segment committees (e.g. credit and market risk, accounting) • Ensuring uniform economic opinions	• Portfolio batches as per established portfolio calendar • Systemic and operational asset quality review • Trigger monitoring with clear escalation and reporting lines
Individual exposures	• Limitating concentration risk and uniform management by EaD, LaD and CVaR	• Rating-dependent credit authority regulations with clear escalation processes	• Deal team structures • Institutionalized exchange within the risk function, also taking account of economic developments	• Limit monitoring at individual exposure level • Monthly report to the Board of Managing Directors on concentration risk trends

Default risk

Default risk refers to the risk of potential losses or profits foregone due to defaults by counterparties as well as to changes in this risk. Country risk, issuer risk and counterparty and settlement risk in trading transactions are also subsumed under default risk.

1. Commerzbank Group by segments

We use the risk parameters exposure at default (EaD), expected loss (EL), unexpected loss (UL = economic capital consumption with a confidence level of 99.95 % and a holding period of one year) and risk density (EL/EaD) to manage and limit default risk. These are distributed over the segments as follows:

Credit risk parameters by segments as at December 31, 2009

	Exposure at Default in € bn	Expected Loss in € m	Risk Density in bp	Unexpected Loss in € m
Focus: Core bank	**336**	**1,390**	**41**	**7,625**
Private Customers	78	262	34	1,155
Residential mortgage loans	37	115	31	
Investment properties	5	18	35	
Individual loans	14	69	50	
Consumer and installment loans/credit cards	11	49	43	
Domestic subsidiaries	4	6	13	
Foreign subsidiaries and other	6	6	9	
Mittelstandsbank	110	495	45	3,189
Financial Institutions	21	56	27	
MSB Domestic	62	332	53	
MSB International	27	107	40	
Central & Eastern Europe	24	295	122	931
BRE Group	19	149	77	
CB Eurasija	2	46	302	
Bank Forum	1	86	1,000	
Other	2	15	61	
Corporates & Markets	89	323	36	2,046
Germany	30	141	47	
Western Europe	31	113	36	
Central and Eastern Europe	3	5	18	
North America	15	46	31	
Other	9	17	18	
Others and Consolidation	36	15	4	303
Optimization	**253**	**722**	**29**	**4,412**
Asset Based Finance	253	722	29	4,412
Commercial Real Estate	77	320	42	
Eurohypo Retail	19	37	19	
Shipping	28	283	102	
thereof ship financing	*22*	*232*	*106*	
Public Finance	129	82	6	
Downsize	**32**	**234**	**73**	**1,760**
PRU	32	234	73	1,760
Group	**621**	**2,346**	**38**	**13,796**

At Group level, the EaD for Commerzbank (excluding Dresdner Bank) as at December 31, 2008 was €533bn with an EL of €1,145m, a risk density of 21 basis points and a UL of €5,064m.

1.1 Private Customers

In the third quarter of 2009, the segment profile was changed and the Eurohypo retail portfolio, which is mostly secured by prime collateral, was allocated to Asset Based Finance. This reduced EaD volume by around €20bn, with a small rise in risk density. The EaD continued to decline slightly in 2009 even in the reshaped segment due to our continuing rigorous focus on value-creating new lending.

The 2009 economic environment was dominated by the recession at the end of 2008/ beginning of 2009, but the effect on the relevant macroeconomic risk drivers throughout the year was less pronounced than was expected at the beginning of the year. In particular, the measures introduced to stabilize the economy and the substantial rise in short-time working managed to prevent a sharp rise in unemployment and corporate insolvencies.

Although loan loss provisions rose as expected during the year, the level reached was fortunately below forecast at the beginning of 2009 due to economic developments and the risk mitigation measures we initiated for new and existing loans. Due to this environment and as a result of the measures taken the risk density fell until midyear and stabilized in the second half of the year.

1.2 Mittelstandsbank

The shift from the financial market crisis to the economic one is also reflected in the Mittelstandsbank's credit portfolio. The effects can be seen in particular in the negative rating migration of individual customers. We assume that this trend will continue in 2010 due to economic developments. In parallel with the rating migration, there was also a sharp rise in the number of restructuring cases and insolvencies in 2009. Despite the aforementioned negative effects, two-thirds of the overall portfolio are still classified as investment grade.

Mittelstandsbank saw a significant reduction in credit volumes in the course of the year due mainly to the drop in demand for credit on account of the economic conditions as well as to an active reduction of credit volume in our branches abroad in Western Europe and Asia. Our strategy outside Germany (Western Europe, Asia) is to concentrate mainly on client relationships with a strong connection to Germany. With an exposure of €62bn (56 % of the portfolio), Corporate Banking in Germany remains the segment's core business. We expanded our rating and scoring platform to incorporate analysis of sector-specific corporate perspectives, thereby enabling us to actively and competently support our customers' business models in the difficult market environment. On that basis, we can make available additional lending resources to our customers, our assumption being that GDP will grow by 2 % in Germany in 2010 and that credit volumes will grow as well.

For developments in Financial Institutions see section 2.3.

1.3 Central & Eastern Europe

Central and Eastern Europe was also largely dominated by the financial crisis in 2009. The economic downturn triggered by this was reflected as expected in a deterioration in risk data. Despite government intervention and international support, Ukraine in particular suffered badly from the crisis, resulting in significant credit defaults, notably in the fourth quarter.

Our Russian unit CB Eurasija registered a deterioration in risk density to 302 basis points due mainly to further rating downgrades in 2009. Russia came under severe pressure in the financial crisis, not least because as a country dependent on exporting commodities, it was also hit by falling oil and gas prices. The recovery in commodity prices stabilized the situation. Currency reserves are rising and the economy reported moderate growth once more, so that we expect CB Eurasija's portfolio to show a general improvement in risk in 2010.

The Polish BRE Group, which saw its risk density rise to 77 basis points, is a significant sub-portfolio in the segment with an exposure of €19bn. Overall, this is a comparatively low figure for Central and Eastern Europe, as Poland has come out of the international financial crisis relatively well, performing among the best in the region. The positive trend was helped by the appreciation of the zloty against the euro compared to a year ago, and industrial production is now rising strongly again.

Impairments rose significantly overall in 2009, driven mainly by Bank Forum, and also to a certain extent by BRE as well as special effects. For 2010 we expect the situation to ease with a correspondingly lower need for impairments.

1.4 Corporates & Markets

There were various restructurings in the Corporates & Markets segment during the course of the year. Public Finance was transferred to Asset Based Finance and portfolios identified for wind-down moved to the Portfolio Restructuring Unit (PRU).

The segment's regional focus was on Germany and Western Europe with €61bn. The decline in exposure to €89bn was largely due to the reduction of the Financial Institutions portfolio and a reduction of trading activities as part of our de-risking strategy. Against the prevailing economic backdrop, the segment's risk density rose to 36 basis points, but is still below Commerzbank Group's overall figure.

1.5 Asset Based Finance

Asset Based Finance (ABF) comprises the Commercial Real Estate (CRE), Eurohypo Retail, Ship Financing and Public Finance sub-portfolios which are shown in detail below.

Commercial Real Estate

The overall exposure for commercial real estate lending, which primarily derives from Eurohypo, was €77bn at December 31, 2009. The main components are the sub-portfolios Office (€25bn), Commerce (€20bn) and Residential Real Estate (€10bn). The decrease compared to the end of 2008 of some €9bn was the result of repayments, exchange rate fluctuations and market-driven transfers to the default portfolio.

The unfavourable economic environment had a negative effect in 2009 on all major real estate markets, albeit with a differing intensity. Even though the markets had stabilized by mid-year, with investor interest picking up at the same time, Eurohypo still only made new commitments of €3bn in selected market transactions in 2009. In line with our strategy and mirroring the behaviour of our customers, we again concentrated on high-quality properties in prime locations with long-term secured cash flows.

In 2009 as part of Eurohypo's Focus project, we took a series of decisions to help improve the unsatisfactory risk situation over the medium term and to generally optimize the portfolio. Key measures involved were:

- concentrating on a small number of core markets
- terminating Corporate Loan business in the CRE environment
- discontinuing business with property developers, and
- limiting the customer spectrum to large, professional market participants

Despite ongoing corrections in market value, our mortgage lending portfolio continues to display loan-to-value ratios (LtVs) that largely cover our claims.

Loan to Value – UK [1,2,3]
stratified representation


EaD UK total: €8bn
> 100 % 5 % (2 %)
80 % – 100 % 8 % (5 %)
60 % – 80 % 15 % (13 %)
40 % – 60 % 22 % (23 %)
20 % – 40 % 25 % (28 %)
< 20 % 26 % (29 %)

Loan to Value – Spain [1,2,3]
stratified representation


EaD Spain total: €5bn
> 100 % 1 % (1 %)
80 % – 100 % 4 % (3 %)
60 % – 80 % 13 % (12 %)
40 % – 60 % 24 % (24 %)
20 % – 40 % 29 % (30 %)
< 20 % 29 % (30 %)

Loan to Value – USA [1,2,3]
stratified representation


EaD USA total: €5bn
> 100 % 9 % (0 %)
80 % – 100 % 7 % (0 %)
60 % – 80 % 14 % (11 %)
40 % – 60 % 18 % (27 %)
20 % – 40 % 25 % (31 %)
< 20 % 27 % (31 %)

Loan to Value – CRE total [1,2,3]
stratified representation


EaD CRE total: €77bn
> 100 % 3 % (2 %)
80 % – 100 % 4 % (3 %)
60 % – 80 % 14 % (14 %)
40 % – 60 % 23 % (23 %)
20 % – 40 % 27 % (28 %)
< 20 % 29 % (30 %)

[1] LtVs based on market values.
[2] Excl. margin lines and corporate loans.
[3] Additional collateral not taken into account.

All figures relate to business secured by mortgages.
Values in parentheses: December 2008

The negative market trend is continuing in the USA in particular, but is less pronounced. This trend implies that there may be an increase in credit risks. In the UK and Spain and in our core business in Germany, our LTVs mostly range between 60 % and 80 %. The volume of corporate loans (discontinued business) in the CRE division – loans unsecured by mortgages that are extended to large real estate portfolios (such as real estate investment trusts (REITS) and funds) against financial covenants or pledges of shares – was €3bn as at the reporting date.

Eurohypo Retail

The responsibility for Eurohypo's retail banking was transferred to the ABF segment in 2009. The EaD was €19bn as at December 31, 2009. The portfolio comprises mainly owner-occupied homes (€11bn), owner-occupied apartments (€4bn) and multi-family houses (€3bn). Due to the good LTVs (based to remaining time) in this portfolio which predominantly contains prime collateral, we expect the risk content to remain largely stable even in difficult macroeconomic circumstances.

Ship financing

The financial market crisis has plunged the global economy, global trade and, in turn, shipping and ship financing into a distinct crisis. Declining cargo volumes and slowing demand for transportation, together with a steady increase in fleet sizes, have exacerbated the tonnage overhang. Downward pressure on freight and charter rates has increased as a result, and the container and tanker segments have suffered drastic downturns in places. Ships laid up or operating at a slower rate plus increasing scrappages, delivery postponements and cancellations of existing orders for new ships only provided minimal relief for the markets in 2009.

The negative knock-on effects, particularly in the container shipping segment, are sometimes major losses for shipping companies and interruptions in debt-servicing of ship finance. Increases in freight quotas in container shipping are not yet reflected in charter rates, which still remain at operating cost level. In the strongly growing tanker sector, increasing oil deliveries and weather-dependent factors at least stabilized volatile market quotas, which are below full debt-servicing but above operating cost level. After a low point at the beginning of 2009, the business in bulkers was largely driven by the continued boom in emerging nations as a result of economic stimulus plans as the year progressed.

The shipping finance portfolio was reduced throughout the year by €3bn to €22bn, of which €12bn was booked to Deutsche Schiffsbank and €10bn to Commerzbank AG. Dominant segments in the portfolio are containers (€6bn), tankers (€5bn) and bulkers (€5bn). The main drivers behind the rise in the expected loss (up €160m) and risk density (up 77 basis points) were market-related negative rating changes, particularly in the container and tanker segments. Consequently the proportion of the performing portfolio with investment grade ratings fell because of the market environment to currently 38 % of the exposure (by PD rating).

Our focus remains primarily on managing our existing portfolio and we are continuing to work closely with our customers on systematically reducing our risks. Where it makes financial sense, we are looking here for solutions that are based on partnership and will not unsettle the market. Stabilization measures have been initiated for significant construction loans, involving capital injections by initiators/limited partners, specific contributions of public funds, shipyard loans and additional collateral.

In spite of the stabilization measures, we expect market-related deteriorations in ratings, a rise in the non-investment grade segment and problem loans as well as a continued noticeable rise in risk costs in the shipping business.

Public Finance

The Public Finance portfolio comprises receivables and securities, with predominantly long maturities, some of which are held in the Available for Sale (AfS) category, but most of which are held as Loans and Receivables (LaR) by Eurohypo and EEPK. Borrowers in our Public Finance business (€84bn) are sovereigns, federal states, regions, cities and local authorities as well as supranational institutions. Principal exposure was in Germany and Western Europe, of which around €24bn related to Ireland, Italy, Portugal and Spain and €3.2bn to Greece.

The remaining portfolio was accounted for by banks (€45bn), with the focus on Germany and Western Europe (approx. 92 %). Most of the banking portfolio comprised securities/loans which to a large extent feature grandfathering, guarantee/maintenance obligations or other public sector declarations of liability, or were issued in the form of covered bonds.

We are systematically continuing to manage down the portfolio in a manner that limits the impact on our results. EaD fell further to €129bn in 2009 with a slight rise in risk density, some €2.3bn of which related to the five above-mentioned western European countries. Overall we are aiming for a reduction to €100bn by the end of 2011.

1.6 Portfolio Restructuring Unit (PRU)

The PRU manages only assets that have been classified as non-strategic by Commerzbank and are therefore being wound down. These are asset backed securities (ABS) with a market value as at December 31, 2009 of €21.7bn (shown in detail in section 2.1) and other non-securitized positions of €5.6bn net.

Other items in the PRU include mainly bonds, loans, credit default swaps and tranches of pooled credit default swaps which are outside Commerzbank's strategic focus. The consolidation in the PRU allows these positions to be managed uniformly and efficiently. The book is actively immunized against market movements using credit default swaps and standardized credit indices and index tranches. It concentrates on the rating classes BBB and BB, and the overall risk exposure to counterparties in the financial sector remains low. The book is managed within narrow limits for VaR and credit spread sensitivities. Positive market developments with falling credit spreads led to an absolute decline in market values during the year for both bought and sold credit default swap positions. In 2009, the volume of bonds and loans was managed down by a total nominal value of €4.4bn.

A year-on-year unchanged €1.3bn exposure (nominal volume) to private finance initiatives (PFI) was also transferred to the PRU. The portfolio covers the private financing and operation of public sector facilities and services, such as hospitals or water supply companies. All the financings in the PRU portfolio relate to the UK and have extremely long maturities of between 20 to 25 years. Some of the portfolio's credit risk is hedged through monoline insurers.

2. Cross-segment portfolio analyses

It is important to note that the following positions are already contained in full in the reported Group and segment data.

2.1 Asset Backed Securities portfolio

in € bn	31.12.2008[1]		30.9.2009		31.12.2009	
	nominal values	market values	nominal values	market values	nominal values	market values
ABS exposure PRU	**39.7**	**29.1**	**33.6**	**23.6**	**31.8**	**21.7**
Secondary market ABS	19.4	12.1	16.7	9.5	17.1	10.0
Conduits	4.7	4.7	2.9	2.9	2.0	2.0
ABS hedge book	13.7	10.3	12.9	10.0	11.7	8.7
CIRC	1.1	1.2	0.4	0.5	0.4	0.5
Other	0.8	0.7	0.7	0.6	0.7	0.5
ABS exposure non-PRU	**14.0**	**13.6**	**13.5**	**13.0**	**13.1**	**12.7**
Conduits	6.4	6.4	6.2	6.2	5.9	5.9
Other	7.6	7.2	7.3	6.8	7.2	6.7
Commerzbank total	**53.7**	**42.7**	**47.0**	**36.6**	**45.0**	**34.3**

[1] Pro forma addition of Commerzbank and Dresdner Bank.

2.1.1 ABS exposure PRU

The ABS segments "Corporate CDOs", "CMBSs" and "European ABS" in particular saw a narrowing of spreads in the last few months of 2009. The senior tranches of these securitization structures were the main beneficiaries, while the narrowing of spreads in the lower rating categories was less marked. However, we took advantage of the market recovery to continue the systematic and significant reduction in our exposure. As the year progressed, we substantially lowered the nominal volume from €39.7bn to €31.9bn, with market values down from €29.1bn to €21.7bn. We took advantage of the favourable environment at the beginning of 2010 to wind down the portfolio further. We will continue to manage down the PRU portfolio with the emphasis on value maximization.

Secondary market ABS

These are investments in ABS securities that were made by Commerzbank as part of its replacement credit business or in its function as arranger and market maker in these products.

Due to the still large number of mortgage foreclosures and higher and persistent unemployment in the USA, we do not expect any improvement in house prices there over the medium term. US RMBSs will therefore continue to exert a negative effect, even if there has been a slowdown in the rate of growth of past-due mortgage loans.

Whereas government-guaranteed ABSs, Consumer ABSs and SME CDOs have not required significant write-downs and have in some cases been written up, US CDOs of ABSs, CMBSs and US RMBSs were affected by further impairments.

The following breakdown shows the distribution of holdings of secondary market ABSs by product, rating and geographical origin of the underlyings.

Portfolio by product | in € bn	31.12.2009
Corporate CDO	2.0
Non-US RMBS	2.3
Consumer ABS	1.6
US CDO of ABS	0.9
CMBS / CRE CDO	1.0
Government guaranteed	0.5
SME CDO	0.5
US RMBS	0.4
Other ABS	0.7
Total	**10.0**

Portfolio by region | in € bn	31.12.2009
USA	4.3
UK & Ireland	1.2
Italy	1.1
Spain & Portugal	0.5
Benelux	0.8
Germany	0.3
Pan-European	0.6
Other	1.3
Total	**10.0**

Rating breakdown secondary market ABS | in %	31.12.2009
AAA	50
AA	7
A	13
BBB	6
<BBB	24

US RMBS / CDO portfolio

The holdings of direct and indirect securitizations of US mortgage loans such as US RMBSs and CDOs of US RMBSs have already been written down to a high percentage. In spite of the loan repayments we are currently receiving in some cases due to the seniority of our investments, there are likely to be some further impairments in 2010 depending on the future performance of this sector. The US RMBS portfolio had a market value of €0.4bn at the end of 2009.

The CDOs of US ABSs / RMBSs portfolio had a market value of €0.9bn at the end of 2009. Any positions in this sub-segment which do not have the highest seniority in their respective transaction structure have been almost fully written down for some time. However, we continue to receive repayments on some of the transactions from earlier years.

Vintages in %	US non-prime RMBS	CDO of US non-prime ABS/RMBS
≤2004	3	7
2005	20	54
2006	43	39
2007	35	1

Rating breakdown in %	US non-prime RMBS	CDO of US non-prime ABS/RMBS
AAA	18	0
AA	10	0
A	6	13
BBB	2	15
<BBB	65	72

Commercial Mortgage Backed Securities (CMBS)/CRE CDO

CMBSs reports a market value at the end of December 2009 of just under one billion euro, with the underlyings deriving principally from the UK/Ireland (35 %), the USA (21 %) plus Germany and Benelux (12 % each). Those with a AAA rating account for 52 %, with AA and A ratings accounting for 16 % each.

Realized credit losses on CMBS positions have been limited to date, although a significant increase is anticipated over the medium term. The PRU's CMBS portfolio had a significant mark down ratio as at December 31, 2009 of 40 %.

Conduit exposure managed in the PRU

The conduit exposure managed in the PRU was reduced considerably during the year from €4.7bn to €2.0bn at the end of December 2009. The decline in this exposure was due to the continued, full and loss-free termination of certain ABS programmes ahead of schedule as well as to sustained reductions in parts of other programmes. On the other hand some transactions, rated as critical, where the Bank saw a need for loan loss provisions were purchased from the conduit Beethoven at par under existing contractual provisions for subsequent liquidation and/or restructuring. The positions managed in the PRU relate to the entire Beethoven conduit (€1.3bn) as well as one transaction from Silver Tower (€0.5bn) and one from Kaiserplatz (€0.3bn). Under the management of the PRU we still plan to wind down the positions, which are in some cases critical, completely over time.

The receivables underlying the PRU conduit exposures are highly diversified and reflect the differing business segments of the respective sellers of receivables or customers.

Conduits PRU by product | in € bn	31.12.2009
Corporate Loans	0.5
Capital Commitments	0.5
Film Receivables	0.3
Div. Payment Rights	0.3
CRE CDO	0.3
RMBS	0.1
Trade Receivables	<0.1
Total	**2.0**

Rating breakdown conduits PRU | in %	31.12.2009
AAA	22
AA	6
A	8
BBB	63
<BBB	1

ABS hedge book

As at December 31, 2009, ABS positions with a nominal value of €11.7bn (market value €8.7bn) were hedged by means of credit default swaps (of which around €6.0bn through monoline insurers). The mark-to-market (MtM) value of the trading book transactions with monoline insurers was €0.7bn. To cover the default risk of monoline insurers, the Bank has set aside reserves, recognized in profit and loss, in the form of counterparty default adjustments (CDAs) in the amount of €0.3bn, with the replacement risk resulting from these positions totalling €0.4bn. The €1.35bn fall in overall CDAs to €550m in 2009 was attributable mainly to the discontinuation of hedges by one monoline insurer and the subsequent reversal of €943m CDAs. This was only partially offset by the corresponding €1.2bn MtM adjustment of the underlying positions. The Bank made adequate allowance for the expected defaults and the possible impairments that may arise. In the event of defaults by monoline insurers we do not expect any further significant write-downs overall.

Portfolio by product in € bn	Monoline insured	Other insurers
Non-US RMBS	2.5	0.4
US ABS CDO	1.8	0.1
Corporate CDO	0.8	2.0
Other ABS	0.7	<0.1
US RMBS	0.2	–
CMBS/CRE CDO	0.1	0.1
Total	**6.0**	**2.6**

Rating breakdown in %	Monoline insured	Other insurers
AAA	55	32
AA	8	34
A	25	11
BBB	2	5
BB	0	10
<BB	10	7

Credit Investment Related Conduits (CIRC)

As at the reporting date December 31, 2009, the direct exposure to ABS-CIRC structures after deducting the first loss position and top-up amounts paid under margin calls (both on the sponsor's account) had been reduced from the 2008 year-end value of €1.1bn* nominal to €0.4bn. One of the two CIRC structures in existence at the end of 2008 was dissolved in the year under review and the financed assets with a nominal value of €93m taken onto the balance sheet.

2.1.2 Non-PRU ABS exposure

Below are details of ABS positions from our strategic customer business which will continue to be allocated to the core bank in future and were therefore not transferred to the PRU. These are conduit exposures in Corporates & Markets and other mainly government-guaranteed papers held by Eurohypo and CB Europe (Ireland). When combined with the information given in section 2.1.1 (ABS exposure PRU), this gives an overall view of the ABS product category.

Conduit exposure

The asset backed commercial paper (ABCP) conduit business of Corporates & Markets, which is reported in full on Commerzbank's balance sheet and is not managed by the PRU, amounted to €5.9bn at the end of 2009 (December 2008: €6.5bn*). The slight decline in exposure is due to amortizing ABS programmes in the conduits. The majority of these positions consists of liquidity facilities/back-up lines granted to the conduits Kaiserplatz and Silver Tower administered by Commerzbank. The volume of lending to conduits of other banks was reduced to almost zero in the reporting year with hardly any losses incurred. The low remaining exposure consists almost exclusively of liquidity lines for one outstanding transaction.

The underlying receivables of the Bank's ABCP programmes are strongly diversified and reflect the differing business strategies pursued by sellers of receivables or customers. These receivable portfolios do not contain any US non-prime RMBS assets. To date, we have not recorded losses on any of these transactions. We do not currently see any need for loan loss provisions in respect of the liquidity facilities/back-up lines classified under the IFRS category Loans and Receivables.

* Pro forma

Conduits non-PRU by products | in € bn	31.12.2009
Corporate Loans	2.0
Trade Receivables	1.8
Auto Loans/Leases	1.6
Equipment Leasing	0.4
Consumer Loans	0.1
Total	**5.9**

Rating breakdown conduits non-PRU | in %	31.12.2009
AAA	31
AA	27
A	37
BBB	3
<BBB	3

The volume of ABS structures financed by Silver Tower was €5.0bn as at December 31, 2009 (December 31, 2008: €5.4bn*). The ABS structures are based on customers' receivable portfolios as well as in-house loan receivables (Silver Tower 125, volume €2bn), which were securitized as part of an active credit risk management. One CLO transaction in the Silver Tower portfolio with a volume of €0.5bn was designated as critical and transferred to the PRU in the third quarter.

The volume of ABS structures financed under Kaiserplatz was €0.9bn as at December 31, 2009 (December 31, 2008: €0.9bn). Virtually all of the assets of Kaiserplatz consist of securitizations of receivable portfolios of and for customers. We have designated €0.3bn of the assets in this conduit as critical and placed them under the management of the PRU in the third quarter.

Other asset backed exposures

Other ABS exposures with a total market value of €6.7bn are mainly held by Eurohypo in Public Finance (€5.3bn) and by CB Europe (Ireland) (€1.2bn). Those are principally government guaranteed papers (€5.9bn), of which about €4.3bn is attributable to US Government Guaranteed Student Loans.

A further €0.6bn is related to non-US RMBSs, CMBSs and other mainly European ABS paper.

Originator positions

In addition to the secondary market positions discussed above, Commerzbank and Eurohypo have in recent years securitized receivables from loans to the Bank's customers with a current volume of €14.0bn, primarily for capital management purposes, of which risk exposures with a nominal value of €8.7bn were retained as at December 31, 2009. By far the largest portion of these positions is accounted for by senior tranches of €8.3bn, which are nearly all AAA rated.

* Pro forma

The exposures stemming from the role of originator reflect the perspective of statutory reporting, taking account of a risk transfer recognized for regulatory purposes. In addition to Commerzbank's securitized credit portfolios, securities repurchased in the secondary market and/or tranches retained are also listed. This applies regardless of whether the tranches were structured in the form of a tradable security.

			Commerzbank volume[1]		
Securitization pool in € m	Maturity	Total volume[1]	Senior	Mezzanine	First loss piece
Corporates	2013–2027	8,117	7,387	81	177
MezzCap	2036	176	12	0	10
RMBS	2048	363	1	0	30
CMBS	2010–2084	5,297	920	55	33
Total		**13,952**	**8,321**	**135**	**250**

[1] Tranches/retained volume (nominal): banking and trading book.

2.2 Leveraged Acquisition Finance portfolio

The exposure of the Leveraged Acquisition Finance portfolio was reduced from €10.9bn* to €5.4bn in 2009. Owing to the strict selection of risks, new transactions were only carried out on a very selective basis. The market has been showing increased activity again since the second half of the year, but still at a low level.

Our current risk strategy involves a clear focus on the core markets of Europe, a reduction in existing bulk risks and on new business on a selective basis.

The well diversified portfolio is characterized by a high level of granularity. Geographically its main part remains in Europe (91 %) with a strong focus on Germany (48 %). The companies in this portfolio are comparatively vulnerable to recession because of their often high debt levels. This is evident in the negative rating trend and the rising number of restructurings compared to 2008.

EaD by sectors | in € bn	31.12.2009
Technology / Electrical industry	0.7
Consumption	0.6
Services / Media	0.5
Chemicals / Plastics	0.5
Financial institutions	0.4
Mechanical engineering	0.4
Basic materials / Energy / Metals	0.3
Transport / Tourism	0.3
Automotive	0.1
Construction	0.1
Sovereigns	0.1
Other	0.2
Direct LAF portfolio total	**4.1**

* Pro forma

The exposure of the direct LAF portfolio fell from €6.4bn to €4.1bn in 2009. The situation in the syndication market eased somewhat during the course of the year. Institutional investors in particular showed renewed interest, but demand among banks was still very modest.

Indirect LAF business (exposure as at December 2009: €1.3bn) was transferred to the Portfolio Restructuring Unit in the second half of 2009 and is being managed and unwound there.

2.3 Financial Institutions and Non-Bank Financial Institutions portfolio

Most of the following positions are held in Corporates & Markets and Asset Based Finance (Public Finance), other exposures relate to Mittelstandsbank, the PRU and Treasury, with only a small proportion in Central and Eastern Europe.

We pressed ahead with our strategy of actively reducing the volume in the Financial Institutions sub-portfolio in 2009. Based on a consolidated exposure of €152bn on March 31, 2009, we realized a reduction of around €40bn (26 % of overall volume) in the course of the year. The same applied to Non-Bank Financial Institutions where we achieved a €17bn reduction (25 % of overall volume) as from March 2009.

	Financial Institutions (FI)		Non-Bank Financial Institutions (NBFI)	
	Exposure at Default in € bn	Expected Loss in € m	Exposure at Default in € bn	Expected Loss in € m
Germany	39	3	9	11
Western Europe (excl. Germany)	45	9	25	67
Central and Eastern Europe	7	34	<1	1
North America	6	2	8	49
Other	16	26	10	122
Total	**113**	**75**	**52**	**251**

Securities and CDS portfolios of issuers with high credit ratings account for 45 % of the FI portfolio by asset class. The loan book (23 % of the portfolio) is dominated by short-term money market transactions with selected highly rated customers in order to place surplus liquidity. The derivatives business, which is also significant, accounting for 18 % of the portfolio, involves transactions with the world's largest banks, with whom we usually trade on the basis of collateral agreements. As regulation is strict, we regard the risk profile as less critical in the industrialized countries that are important for us, but we do not expect bank defaults in emerging markets either.

In the NBFI portfolio, we are continuing de-risking activities and workout measures in non-strategic business areas. Our negative assessment and the resultant successful early portfolio restructuring in sectors such as finance companies and mortgage lenders have been borne out again. The entire NBFI EaD of €52bn contains €48bn of original NBFI business and €4bn of ABS and LBO transactions involving NBFIs (including PRU assets).

The largest sub-portfolio of insurers (excluding monolines), which will remain at the centre of our NBFI activities in future, is concentrated on Western Europe. The main focus of the risk limitation measures here is still on reducing the bulk risks typical for this sector. A further focus of the NBFI portfolio is the regulated fund industry. The positive development of the financial markets supported its performance considerably in the year under review.

2.4 Country classification

The regional breakdown of exposure corresponds to the Bank's strategic direction and reflects the main areas of our global business activities. Around half of our exposure relates to Germany, another third to other countries in Europe and 8 % to North America. The rest is split between a large number of countries where we support our German exporters in particular or have a local presence.

Credit risk parameters by regions as at December 31, 2009

	Exposure at Default in € bn	Expected Loss in € m	Risk Density in bp
Germany	310	987	32
Europe (excl. Germany)	216	889	41
North America	48	189	39
Other	47	281	60
Group	**621**	**2,346**	**38**

2.5 Rating classification

The Bank's overall portfolio is split proportionately into the following internal rating classifications based on PD ratings:

in %	1.0–1.8	2.0–2.8	3.0–3.8	4.0–4.8	5.0–5.8
Private Customers	20	45	23	9	3
Mittelstandsbank	18	48	21	7	6
Central & Eastern Europe	19	37	27	14	3
Corporates & Markets	45	35	11	4	5
Asset Based Finance	49	32	13	4	2
Group[1]	**39**	**37**	**15**	**5**	**4**

[1] Incl. PRU and Others and Consolidation.

2.6 Sector classification

The following table shows the breakdown of our Corporates exposure by sector, irrespective of business segment.

Sub-portfolio "Corporates" by sectors as at December 31, 2009

	Exposure at Default in € bn	Expected Loss in € m	Risk Density in bp
Basic materials / Energy / Metals	29	123	43
Consumption	23	133	57
Technology / Electrical industry	12	56	46
Transport / Tourism	12	58	49
Services / Media	12	79	66
Mechanical engineering	11	142	126
Chemicals / Plastics	9	71	76
Automotive	9	135	149
Construction	4	23	52
Other	14	53	37
Sub-portfolio "Corporates" total	**137**	**874**	**64**

The detailed analysis of our Corporates sub-portfolio shows a well diversified sector mix with a focus on raw materials / energy / metal and consumption which account for 21 % and 17 % each. Apart from construction (3 %), all other individually reported sectors accounted for between 7 % and 9 % of the Corporates sub-portfolio.

Market and liquidity risks

1. Market risk

Market risk is the risk of potential financial losses due to changes in market prices (interest rates, commodities, spreads, exchange rates and equity prices) or in parameters that affect prices such as volatility and correlations. Loss of value may be taken to income directly, e.g. trading book items, or be reflected in the revaluation reserve or in hidden liabilities / reserves on banking book items.

Commerzbank uses a wide range of qualitative and quantitative tools to manage and monitor market risk. Guidelines for maturity limits and minimum ratings are designed to protect the quality of market risk positions. Quantitative specifications such as sensitivities, value at risk measures, stress tests and scenario analyses as well as key economic capital ratios limit market risk. The qualitative and quantitative factors limiting market risk are fixed by the Group Market Risk Committee. Market risk is determined on a daily basis and limit utilization is monitored. We also monitor market liquidity risk, which considers the time it takes to close or hedge risk positions.

In 2009 the special focus of the market risk function was on intensive position and risk analysis with the aim of reducing market risk. Furthermore we succeeded in reducing the complexity of the entire portfolio by targeting and managing down specific individual transactions.

1.1 Market risk in the trading book

The large reduction in market risk during 2009 can best be seen by comparing value at risk figures at the end of December 2009 with those for the end of March 2009. Taking December 2008 as the basis for measuring year-on-year changes in market risk in the trading book is less meaningful, as portfolio effects between Commerzbank's and Dresdner Bank's positions could not be calculated at that time. Furthermore, the VaR model was expanded in the first quarter in context with the integration to improve the presentation of credit spread risk from ABS transactions and complex credit derivatives. This resulted in credit spread VaR values increasing significantly.

The reduction in risk occurred during the year throughout all asset classes but was particularly pronounced in credit spread risks. A major portion of the risk in this asset class is now assigned to the PRU. Overall, the risk reduction was boosted by the market environment which is returning to normal accompanied by lower volatility.

The market risk profile in the trading book is well diversified across all asset classes with a continued predominance of credit spread risks.

VaR contribution by risk type in the trading book
VaR 99 % confidence level, 1-day holding period

in € m	31.12.2009	31.3.2009	31.12.2008 Commerzbank	31.12.2008 Dresdner Bank
Credit Spread	32.6	38.2	6.4	10.6
Interest Rate	13.9	15.2	10.3	11.2
Equity	9.0	11.6	11.2	7.9
FX	3.5	3.6	2.2	4.0
Commodities	1.5	2.8	0.3	0.3
Total	**60.5**	**71.4**	**30.5**	**33.9**

Due to the financial market crisis, it is still not possible to resume using mark-to-market valuation approaches for all transactions in the trading book. In these cases a mark-to-model valuation is used; this applies mainly to ABS positions.

1.2 Market risk in the banking book

The main drivers of market risk in the banking book are credit spread risks in the Public Finance portfolio including the positions held by subsidiaries Eurohypo and EEPK, the Treasury portfolios and equity price risks in the equity investments portfolio. We took advantage of favourable conditions in the financial markets in 2009 to systematically reduce positions, particularly investments. The decision to reduce the Public Finance portfolio continues to be implemented as part of our de-risking strategy.

Credit spread sensitivities in the banking book
Downshift 1 bp | in € m

Dec-08*	117
Mar-09	105
Jun-09	91
Sep-09	90
Dec-09	89

* Pro forma

The diagram above documents the development of credit spread sensitivities for all securities and derivative positions (excluding loans) in the Commerzbank Group's banking book. The decline seen in the first half of the year did not continue, because in spite of the workout measures, the present values of positions rose as a result of the fall in long-term interest rates. This led to a rise in credit spread sensitivity. Around €69m of the overall sensitivity at the end of December 2009 was accounted for by securities positions which are classified by financial accounting as LaR. Changes in credit spreads have no impact on the revaluation reserve and the P & L for these portfolios.

2. Liquidity risk

Liquidity risk is defined in the narrower sense as the risk that Commerzbank will be unable to meet its payment obligations on a day-to-day basis (intraday liquidity risk). In a broader sense, structural liquidity risk is defined as the possibility that the financial resources to meet future payment obligations will not be available as and when they fall due, in full, in the correct currency or on standard market terms. In addition, if there is a liquidity crisis, market liquidity risk describes the risk of the limited availability of refinancing sources, such as the capital market, money market and deposits as well as the limited liquidity of assets.

Commerzbank's ability to meet its payment obligations is quantified and monitored on the basis of two interlinked concepts; the transaction volume of Dresdner Bank has been integrated since the end of the first quarter of 2009:

Period up to 1 year: available net liquidity (ANL) concept
Period over 1 year: stable funding concept

The global framework for handling liquidity risk management is the liquidity risk strategy derived from the Bank's business and risk strategy which takes account of the increasing regulatory requirements for liquidity risk.

Commerzbank's internal liquidity risk model is the basis for liquidity management and reporting to the Board of Managing Directors. This internally developed liquidity risk measurement approach calculates the available net liquidity (ANL) for the next 12 months on the basis of contractual and economic cash flows (forward cash exposure – FCE or dynamic trade strategy – DTS) and liquid assets (balance sheet liquidity – BSL). The following graph represents available net liquidity (ANL) and its sub-components in a combined stress scenario at the end of 2009.

Available net liquidity in the combined stress scenario of the internal liquidity risk model
in € bn


160
120
80
40
0
–40
–80
–120
–160
31.12.
2009
08.01.
15.01.
22.01.
31.01.
05.02.
2010
12.02.
19.02.
28.02.
31.07.
31.12.
daily values
monthly values

Available Net Liquidity (ANL)

Components of the ANL-profile

Balance Sheet Liquidity   Dynamic Transaction Simulation   Forward Cash Flow Exposure[1]

[1] Thereof derivatives amounting to €–4bn, currently excl. derivatives of Dresdner Bank.

One important component of the internal liquidity risk model is stress testing, which indicates the impact of unforeseen events on the liquidity situation due to institution-specific and market-related events and as a result provides the basis for sustainable contingency planning. The stress scenarios are recalculated daily. The assumptions underlying the stress scenarios, such as a money market that is still functioning to some extent and no excessive withdrawals of customer deposits (bank run), are checked regularly and adjusted to changes in the market environment as needed.

To cover the liquidity requirement in a stress scenario, securities eligible for central bank borrowing purposes are available and are included in the calculation of available net liquidity (ANL) as balance sheet liquidity. To cover specific hedging against sudden and unexpected payment obligations, such as from drawdowns of liquidity facilities, treasury holds a portfolio of freely available liquid securities deposited with the central bank.

Freely available securities in the internal liquidity risk model
in € bn

securities not eligible for central bank borrowing 17



securities eligible for central bank borrowing 96

The classification as liquidity criterion of securities eligible for central bank borrowing purposes is currently verified on a weekly basis so that regulatory changes affecting the liquidity classification are implemented in good time in the Bank's own liquidity risk measurement and management system.

Commerzbank's liquidity and solvency were adequate at all times during the period under review – even under the assumptions of the stress scenarios – and the regulatory provisions of the Liquidity Regulation were observed. Due to Commerzbank's ample liquidity position, €10bn of government guarantees were reduced in the third quarter of 2009 without any significant impact on the Bank's liquidity profile.

The Commerzbank Group's short-term and medium-term funding relies on an appropriately broad diversification in terms of investor groups, regions and products. Long-term funding is mainly secured by means of structured and non-structured capital market products that may or may not be collateralized, as well as customer deposits.

The stable funding concept identifies the structural liquidity requirement for the Bank's core lending business as well as those assets that cannot be liquidated within one year, and compares these to the liabilities available long-term to the Bank (including core customer deposit bases). The basis for planning issues in the capital markets is provided by the results thus produced. The aim is to finance the Bank's illiquid assets and core business in terms of volume and maturity with long-term liabilities as far as possible.

Intensive care / charges against earnings

Charges against earnings in 2009 were down by almost half at €5.3bn on a pro forma basis compared to the prior-year figure.

in € bn	2008 total[1]	Q1 – Q3 accumulated	Q4	2009 total
LaR credit risk provision	3.7 (2.0)	2.9	1.3	4.2
Impairments AfS / defaults trading book[2]	4.3 (1.3)	1.0	0.2	1.2
CDA charges[3]	1.7 (0.0)	–0.1	0.0	–0.1
Charges against earnings, total	**9.7 (3.3)**	**3.8**	**1.5**	**5.3**

[1] 2008 pro forma figures Commerzbank including Dresdner Bank, ( ) Commerzbank 2008 incl. €148m unwinding adjustments respectively.
[2] 2009 from ABS portfolios (including CDA changes and trading result from positions with CDA for ABS).
[3] CDA changes and trading result from positions with CDA (excluding ABS portfolios).

The changes in market-sensitive positions were the key drivers of the significant decrease. Although movements in the fourth quarter were occasionally quite strong again, markets were generally calmer during 2009. Impairments AfS / defaults trading book and CDA charges benefited from this stabilization, totalling €1.1bn which was around €5bn less than the prior-year figure. The economy's performance meant that the provision for possible loan losses in 2009 was again €0.5bn higher than in 2008. The breakdown per segment was as follows:

in € m	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008 total	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009 total
Private Customers	34	40	–1	–4	69 (19)	49	55	70	72	246
Mittel-standsbank	9	35	88	424	556 (286)	90	236	330	298	954
Central & Eastern Europe	17	25	72	75	189 (190)	173	201	142	296	812
Corporates & Markets	52	63	442	963	1,520 (363)	254	–34	44	25	289
Asset Based Finance	78	324	267	275	944 (900)	207	358	372	651	1,588
Portfolio Restructuring Unit	8	0	0	256	264 (68)	70	169	99	–11	327
Others and Consolidation	–7	1	30	–13	11 (29)	1	8	–4	–7	–2
Group	**191**	**488**	**898**	**1,976**	**3,553 (1,855)**	**844**	**993**	**1,053**	**1,324**	**4,214**

2008 pro forma figures Commerzbank including Dresdner Bank, ( ) 2008 Commerzbank in current segment structure; excluding unwinding of €148m.

Key risk drivers in 2009 were the Central & Eastern Europe, CRE Foreign and Shipping sub-portfolios. Those exposures that were particularly affected were in Ukraine and commercial real estate financing in Spain and the USA, thus impacting on the segment results for Central & Eastern Europe and Asset Based Finance. There was a notable reduction in the need for loan loss provisions in Corporates & Markets.

Although the need for loan loss provisions was dominated by major borrowers again in 2009, the risk concentration was much less than in 2008. However, this drop was over-compensated by a rise in loan loss provisions in the granular area.

	Other cases							Individual cases		
	<10 €m	≥€10m <€20m		≥€20m <€50m		≥€50m		≥€10m total		
Year	Net RP total in € m	Net RP total in € m	Number of commit-ments	Net RP total in € m	Number of commit-ments	Net RP total in € m	Number of commit-ments	Net RP total in € m	Number of commit-ments	Net RP total in € m
2008*	**1,091**	326	28	412	14	1,724	11	**2,462**	53	**3,553**
2009	**2,107**	652	48	495	22	960	10	**2,107**	80	**4,214**

* Pro forma

Charges against earnings will continue to decline overall in 2010, and we also expect to see a turnaround in provisions for possible loan losses. If there are no event risks, we should see a return to 2008 levels at an expected €3.8bn. However against the background of the actual uncertainness of the economic development a considerable increase in charges against earnings can not be excluded either.

The increased need for loan loss provisions is also reflected structurally in the development of the default portfolio which totalled €21.8bn on the reporting date. The detailed breakdown is as follows:


Default portfolio and coverage ratios by segment
in € m – excl. / incl. GLLP
Group[1]
81% / 88%
21,804
19,284
8,709
8,882
1,694
PC
85% / 96%
2,069
1,994
686/1,070/238
MSB
72% / 82%
4,456
3,636
2,282
938
416
CEE
83% / 94%
2,079
1,946
1,005/721/221
C&M
43% / 53%
2,727
1,448
876/295/277
ABF
92% / 97%
9,767
9,492
3,119
5,848
525
PRU
110% / 112%
660
740
726/0/14
Default volume
Loan loss provisions
Collateral
GLLP
[1] Including Others and Consolidation.

The default portfolio is backed by total collateral of almost €9bn. In the Private Customers segment, this relates predominantly to land charges on own and third-party-used residential properties. In the Mittelstandsbank, collateral is spread between various types of collateral. Guarantees and mortgage liens on commercial properties account for the largest amounts. In addition, large portions of the portfolio are also secured through transfers of title and pledged assets. For Central & Eastern Europe, land charges are mainly used as collateral, and assigned assets are also important. The collateral in the Corporates & Markets portfolio principally comprises pledges of liquid assets and guarantees. In Asset Based Finance, collateral mainly relates to land charges on commercial property, shipping mortgages and land charges on own and third-party-used residential properties.

Overall we expect a recovery rate of around 20 % from the default portfolio, which is equal to the unsecured risk. Almost 90 % of these expected cash flows relate to financial restructuring exposures which have not yet been terminated. Assumptions about the proceeds are based on statistically proven rates (certified LGD model).

In order to avoid an increase in the default portfolio, overdrafts are closely monitored at Commerzbank. In addition to the 90 days-past-due trigger event, a computer-aided management system goes into effect even in the run-up to the first date on which these amounts are overdue. The following table shows overdrafts in the white book as at December 2009:

Overdrafts in the white book as at December 2009 | EaD in € m

Segment	>0≤30 days	>30≤60 days	>60≤90 days	>90 days	total
PC	593	60	30	7	690
MSB	1,647	98	40	68	1,853
CEE	260	38	63	48	409
C&M	103	26	0	2	130
ABF	1,587	295	157	223	2,262
Group[1]	**5,177**	**624**	**290**	**353**	**6,445**

[1] Incl. Others and Consolidation and PRU.

In 2009 total foreclosed assets rose year-on-year by €187m to €385m (additions €207m, disposals €20m). This related mainly to real estate positions at our mortgage subsidiary Eurohypo. The properties are serviced and managed in companies in which Eurohypo owns a majority stake through subsidiaries; this is normally EH Estate Management GmbH. The aim is to increase the value and performance of the commercially-focused real estate portfolio through EH Estate's property expertise so that the properties can be placed on the market again in the short to medium term.

Operational risk

Operational risk is defined in accordance with the Solvency Regulation as the risk of loss resulting from the inadequacy or failure of internal processes, systems and people or from external events. This definition includes legal risks; it does not cover reputational risks or strategic risks.

Key trends in 2009

The integration involved the merger of systems, processes and data of the operational risk framework and the development of a new common model for calculating the capital requirement for operational risk which was adjusted for the requirements of the new Commerzbank. Until it has been certified by the regulatory authorities, the capital requirement for both regulatory and internal reporting purposes will still be calculated separately for Commerzbank and Dresdner Bank and reported as a total.

The experiences with OpRisk events in 2009 which was dominated by the financial crisis showed that significant losses are much more likely to occur in periods of extreme market volatility due to weaknesses in control processes, inadequate clarification and documentation processes or fraudulent activities. We therefore focussed on monitoring and continually improving the internal control system and implemented appropriate measures to further reduce the persistent residual risk of human error or fraudulent actions.

OpRisk losses of €111m were reported in 2009 (2008: €83m). Moreover the provisions affecting capital for operational risk and ongoing litigation rose by €161m, again owing to the addition of Dresdner Bank figures (2008: €18m). The total charge resulting from operational risks for the new Commerzbank was therefore €272m (2008: €101m).

The increase in operational risk losses exceeded the expected loss, which rose from €62m to €150m for the new Commerzbank in 2009 due primarily to the integration of Dresdner Bank.

Expected loss by segment | in € m	31.12.2009
Private Customers	50
Mittelstandsbank	19
Central & Eastern Europe	9
Corporates & Markets	58
Asset Based Finance	3
Portfolio Restructuring Unit	6
Others and Consolidation	5
Group	**150**

The regulatory capital underpinning for operational risk according to the advanced measurement approach (AMA) was €1,559m at year-end 2009. Of this amount, Corporates & Markets, Mittelstandsbank and Private Customers accounted for about 80 %, an amount that has been relatively stable over time. Loss data provided by the external Operational Riskdata eXchange Association (ORX), which we regularly use for benchmarking analyses, show comparable risk profiles.

Risk management and limitation

Limiting operational risks differs systematically from limiting credit and market risk, since the portfolio is not made up of individual clients or positions but internal processes. Measures to be taken when limits are exceeded are therefore only effective after a certain time lag. For this reason, our focus for this type of risk was more on anticipatory management by the segments and cross-divisional units.

In addition to completing the implementation of uniform methods and processes, we regard the enhancement of our early warning system as a qualitative goal in our efforts to further optimize the OpRisk profile in the Group.

Outsourcing

In the integration of Dresdner Bank, the Bank also grouped together measures for controlling its outsourcing activities. This involved transferring information on Dresdner Bank's outsourced activities and processes to Commerzbank's IT-supported application.

Litigation risks

Litigation risks are included in operational risk modelling. Management of the Commerzbank Group's litigation risks on a worldwide basis is handled by Group Legal. The latter's main function is to recognize potential losses from litigation risks at an early stage, devise solutions for reducing, restricting or avoiding such risks and establish the necessary provisions. In the area of litigation risk, increasing product complexity has led to an increase in the potential for damages.

Other risks

1. Business risk

Business risk is deemed to be a potential loss that results from discrepancies between actual income (negative deviation) and costs (positive deviation) and the budgeted figures. This loss is mainly influenced by business strategy and internal budget planning as well as by changes in the operating conditions affecting business volumes, technical processes and the competitive situation of the Bank and its competitors for customers. Business risk is managed by means of clear segment-specific targets as regards returns as well as cost/income ratios and ongoing flexible cost management in the event of non-performance.

2. Unquantifiable risks

MaRisk requires a holistic view of risk in order to meet the Pillar 2 requirements of the new Basel framework, and hence requires that unquantifiable risk categories which are subject to qualitative management and controlling processes must be also be taken into consideration.

2.1 Personnel risk

As in MaRisk, Commerzbank manages personnel risk in four categories:

Adjustment risk: We offer selected internal and external training and continuing education programmes to ensure that the level of employee qualifications keeps pace with the current state of developments and that our employees can fulfil their duties and responsibilities.
Motivation risk: We use employee surveys, particularly during the integration process, to try to respond as quickly as possible to potential changes in our employees' level of corporate attachment.
Departure risk: We take great care to ensure that the absence or departure of employees does not result in long-term disruptions to our operations. In addition we monitor the quantitative and qualitative fluctuation on a regular basis, also especially in connection with the introduction of the new compensation structure.
Supply risk: Our quantitative and qualitative staffing is based on internal operating requirements, business activities, strategy and the new Commerzbank's risk situation, particularly due to the high demands placed on staff during the merger of the two banks.

2.2 Business strategy risk

Business strategy risk is defined as the risk of negative deviations from given business targets arising from previous or future strategic decisions and from changes in market conditions.

Corporate strategy is developed further within the framework of a structured strategy process which forms the basis of the Bank's annual planning process. This involves fixing corporate strategic directions and guidelines as well as determining quantitative targets as an aspiration level for the Group and segments.

To ensure proper implementation of Group strategy to achieve the required business targets, strategic controls are carried out through quarterly monitoring of quantitative and qualitative targets in the Group and segments. In addition, we also constantly monitor market and competitive conditions, capital market requirements, changed regulatory conditions etc., with relevant changes resulting in adjustments to Group strategy.

Responsibility for strategic corporate management lies with the Board of Managing Directors, which is supported by Group Development & Strategy for strategic issues. Some business policy decisions (acquisition and disposal of equity holdings exceeding 1 % of equity) also require the approval of the Risk Committee of the Supervisory Board. All major investments are subject to careful review by the Investment and Resources Allocation Committee.

2.3 Reputational risk

We define reputational risk as the risk of losses, falling revenues or reduced enterprise value due to business events that erode the confidence of the public, the media, employees, customers, rating agencies, investors or business partners in Commerzbank.

The operational divisions, branches and subsidiaries bear direct responsibility, within the scope of their business operations, for reputational risk arising from their particular activity. Reputational risk may also stem from other types of risk and even intensify such risks. The responsibility of Group Communication for controlling this ensures the Bank is aware of market perceptions at an early stage. For this reason, relevant measures and activities relating to business policy are subjected to careful scrutiny. In particular, Commerzbank avoids business policy measures and transactions which entail significant tax or legal risks, and also ethical, ecological and social risks. All relevant credit decisions are voted on individually with regard to any reputational risk incurred. These votes may result in transactions being declined.

2.4 Compliance risk

The confidence of our customers, shareholders and business partners in Commerzbank's proper and legitimate actions underpins our business activities. This confidence is based in particular on complying with applicable regulations and conforming with customary market standards and codes of conduct (compliance). To reinforce the confidence in the Group's integrity, all risks arising in this regard are effectively managed. The ever-growing complexity of national and international laws, regulations and market standards is taken into account through constant improvements to our management of compliance risk and through adjustments to reflect current developments and challenges.

Outlook

Private Customers

For 2010 we expect unemployment and insolvencies to rise due to lower growth rates in gross domestic product. Given economic developments since the end of 2008, we assume that loan loss provisions will gradually rise in all sub-portfolios. One of Commerzbank's core challenges for 2010 concerns the use of a sensitive risk early warning system to counteract a significant rise in defaults. We do not expect residential property prices to fall back significantly as they have been stable over the past few years, and we therefore do not anticipate any impairment of collateral positions.

Mittelstandsbank

The general economic situation has recovered somewhat in Mittelstandsbank's core markets since the second half of 2009. Various economic indicators, such as new orders and industrial production, demonstrated improvement trends. Whether these are enough to achieve a sustained and full-fledged recovery of the real economy remains to be seen. In Germany which is our core market, we expect loan loss provisions to rise slightly due to lagged effects, but we see scope for compensating this in international business. In line with our policy of active and far-sighted risk management, we continue to follow the path of a forward-looking sector structure, placing even greater focus on analysing the fitness of our customers' business models for the future.

Central & Eastern Europe

The overall economic situation in Central and Eastern Europe remains difficult, but we are seeing the first signs of easing in some countries. In Poland we expect further credit growth in 2010 with good risk/return ratios due to the relatively solid economic basis overall. We also see our Russian portfolio with CB Eurasija growing slightly in 2010, but dependency on the oil price and the US dollar exchange rate has to be taken into account. In Ukraine the economic situation has shown signs of recovering in the first few months of 2010, nevertheless the market remains extreme instable. We will carry on implementing the present portfolio reorganization even in the current environment which is difficult both economically and politically.

Corporates & Markets

In a nervous environment, government economic measures taken in 2009 helped ease the situation and stimulate recovery in Financial Institutions. Irrespective of the limited time that these government special effects may last, we expect low but positive growth in 2010 and corresponding positive effects for the banking sector.

We will continue along our chosen path by further reducing concentration risk in our Financial Institutions and Corporates portfolio. Nonetheless, we still expect higher risk costs.

If the economic stabilization does not take hold, then we also expect further charges against earnings in the LAF portfolio. The critical factors in this regard are specifically risks in the automotive industry and in sectors that lag behind the general economic development.

We expect equity markets to be volatile and move sideways in 2010. Based on these overall conditions, we will continue our active and anticipatory market and liquidity risk management.

Asset Based Finance

Commercial Real Estate This risks still present in the current environment will continue to have a lingering effect on real estate markets. As a result, we forecast a substantial need for loan loss provisions in 2010.

Ship financing We do not anticipate a recovery in the coming year across any segments of the shipping markets which are notoriously difficult to predict. In the structurally crisis-ridden container sector, we do not expect to see viable conditions before 2012. We anticipate market rates in the tanker segment to remain both volatile and low but for the most part above break-even. If the global economy continues to recover, it is possible that the bulker segment will see healthy market quota levels. Overall, we assume that loan loss provisions will remain high.

Public Finance Reducing the portfolio to €100bn is still the focus of our activities. We do not expect any significant impact from loan loss provisions in 2010 and are not anticipating any defaults by OECD countries.

Portfolio Restructuring Unit

In the wake of the improvement in the last months of the liquidity in the secondary markets for ABS, the planned reduction of the ABS portfolios which have been identified as critical, could be successfully implemented. Nothwithstanding the stabilization as well as partial recovery in market prices, we cannot exclude further market value losses in relation to individual disposal transactions. We see the risk of a renewed worsening in market conditions which could occur as the result of an unexpected setback in the economic recovery of important industrial nations or as a result of events such as in Greece.

Default portfolio

From today's perspective, the default portfolio reached its peak in 2009 which means that from next year, we can continue reducing the volume successfully with a value-driven approach, as we did before the crisis began. Even if the inflow remains relatively high, in 2010 at least, recoveries will increase again noticeably in the near future. For 2010 therefore, we are expecting a net reduction in the default portfolio which should gather more pace in 2011.

Regulatory environment

The measures announced by the G20 and the Basel Committee, as well as the new regulations which have already been discussed and agreed at European level, will lead to a significant increase in capital requirements. We believe we are well positioned to meet the regulatory capital requirements with our current capital position even under more stringent regulatory conditions. We are actively monitoring the ongoing consultations and impact studies on the new regulatory requirements.

Group Financial Statements

Our Group accounts are drawn up in accordance with the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), and their respective interpretation by the Standing Interpretations Committee and the International Financial Reporting Interpretation Committee. We have taken account of all the standards and interpretations that are binding in the European Union for the financial year 2009.

Financial Statements of the Commerzbank Group as of December 31, 2009

Content

Notes

Notes

Comprehensive statement of income

Income statement

€ m	Notes	1.1.–31.12.2009	1.1.–31.12.2008*	Change in %
Interest received		20,353	21,372	–4.8
Interest paid		13,164	16,643	–20.9
Net interest income	(30)	7,189	4,729	52.0
Provision for possible loan losses	(31, 48)	–4,214	–1,855	.
Net interest income after provisioning		2,975	2,874	3.5
Commissions received		4,511	3,529	27.8
Commissions paid		789	683	15.5
Net commission income	(32)	3,722	2,846	30.8
Trading result	(33)	–358	–454	–21.1
Net investment income	(34)	417	–665	.
Other result	(35)	–22	–27	–18.5
Operating expenses	(36)	9,004	4,956	81.7
Operating profit		**–2,270**	**–382**	.
Impairments of goodwill and brand names	(37)	768	–	.
Restructuring expenses	(38)	1,621	25	.
Result from ordinary activities / Pre-tax result		**–4,659**	**–407**	.
Taxes on income	(39)	–26	–466	–94.4
Consolidated result	(41)	**–4,633**	**59**	.
Consolidated result attributable to minority interests		–96	59	.
Consolidated result attributable to Commerzbank shareholders		–4,537	–	.

Earnings per share | €	Notes	2009	2008*	Change in %
Earnings per share	(41)	–4.40	0.00	.

The earnings per share calculated in accordance with IAS 33 are based on the consolidated surplus attributable to Commerzbank shareholders. In the past financial year and on December 31, 2009, no conversion or option rights were outstanding. No diluted earnings per share are therefore reported.

* After counterparty default adjustments, see Note 2.

Condensed statement of comprehensive income

€ m	Notes	1.1.–31.12.2009	1.1.–31.12.2008*	Change in %
Consolidated result	(41)	–4,633	59	.
Changes in revaluation reserve	(69)	638	–3,303	.
Changes in reserve from cash flow hedges	(69)	–352	–920	–61.7
Changes in reserve from currency translation	(69)	–217	–324	33.0
Other comprehensive income		69	–4,547	.
Total comprehensive income		**–4,564**	**–4,488**	**1.7**
Comprehensive income attributable to minority interests		75	–207	.
Comprehensive income attributable to Commerzbank shareholders		–4,639	–4,281	8.4

4th quarter | € m	1.10.–31.12.2009	1.10.–31.12.2008*	Change in %
Consolidated result	–1,911	–868	.
Changes in revaluation reserve	56	–1,127	.
Changes in reserve from cash flow hedges	51	–972	.
Changes in reserve from currency translation	60	–449	.
Other comprehensive income	167	–2,548	.
Total comprehensive income	**–1,744**	**–3,416**	**–48.9**
Comprehensive income attributable to minority interests	43	–232	.
Comprehensive income attributable to Commerzbank shareholders	–1,787	–3,184	–43.9

Other comprehensive income	1.1.–31.12.2009			1.1.–31.12.2008		
€ m	Before tax	Taxes	After tax	Before tax	Taxes	After tax
Changes in revaluation reserve	1,029	–391	638	–4,144	841	–3,303
Changes in reserve from cash flow hedge	–490	138	–352	–1,270	356	–920
Changes in reserve from currency translation	–217	–	–217	–324		–324
Other comprehensive income	**322**	**–253**	**69**	**–5,738**	1,191	**–4,547**

Other comrehensive income 4th quarter	1.10.–31.12.2009			1.10.–31.12.2008		
€ m	Before tax	Taxes	After Tax	Before tax	Taxes	After Tax
Changes in revaluation reserve	135	–79	56	–1,498	371	–1,127
Changes in reserve from cash flow hedge	72	–21	51	–1,356	384	–972
Changes in reserve from currency translation	60	–	60	–449		–449
Other comprehensive income	**267**	**–100**	**167**	**–3,303**	755	**–2,548**

* After counterparty default adjustments, see Note 2.

Income statement (by quarter)

€ m		2009*		
	4th quarter	**3rd quarter**	**2nd quarter**	**1st quarter**
Net interest income	1,890	1,769	1,838	1,692
Provision for possible loan losses	–1,324	–1,053	–993	–844
Net interest income after provisioning	566	716	845	848
Net commission income	972	953	947	850
Trading result	–561	659	71	–527
Net investment income	–87	–54	172	386
Other result	–68	112	5	–71
Operating expenses	2,396	2,264	2,263	2,081
Operating profit	**–1,574**	**122**	**–223**	**–595**
Impairments of goodwill and brand names	52	646	70	–
Restructuring expenses	212	904	216	289
Result from ordinary activities/ Pre-tax result	**–1,838**	**–1,428**	**–509**	**–884**
Taxes on income	73	–375	269	7
Consolidated result	**–1,911**	**–1,053**	**–778**	**–891**
Consolidated result attributable to minority interests	–54	2	–17	–27
Consolidated result attributable to Commerzbank shareholders	–1,857	–1,055	–761	–864

* After counterparty default adjustments, see Note 2.

€ m	2008*			
	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	1,325	1,211	1,174	1,019
Provision for possible loan losses	–638	–628	–414	–175
Net interest income after provisioning	687	583	760	844
Net commission income	677	720	717	732
Trading result	–705	–297	375	173
Net investment income	–324	–229	–86	–26
Other result	–137	–15	91	34
Operating expenses	1,024	1,237	1,373	1,322
Operating profit	**–826**	**–475**	**484**	**435**
Impairments of goodwill and brand names	–	–	–	–
Restructuring expenses	–	–	–	25
Result from ordinary activities / Pre-tax result	**–826**	**–475**	**484**	**410**
Taxes on income	42	–202	–386	80
Consolidated result	**–868**	**–273**	**870**	**330**
Consolidated result attributable to minority interests	–56	12	53	50
Consolidated result attributable to Commerzbank shareholders	–812	–285	817	280

* After counterparty default adjustments, see Note 2.

Balance sheet

Assets I € m	Notes	31.12.2009	31.12.2008*	Change in %	1.1.2008[1]
Cash reserve	(7, 44)	10,329	6,566	57.3	5,157
Claims on banks	(8, 9, 10, 45, 47, 48, 76)	106,689	62,969	69.4	74,043
Claims on customers	(8, 9, 10, 46, 47, 48, 76)	352,194	284,815	23.7	283,469
Value adjustment portfolio fair value hedges	(11, 49)	–16	–	.	–
Positive fair values attributable to derivative hedging instruments	(12, 50)	6,352	10,528	–39.7	8,970
Assets held for trading purposes	(13, 51, 76)	218,708	118,569	84.5	97,599
Financial investments	(14, 52, 55, 76)	131,292	127,450	3.0	132,192
Intangible assets	(15, 53, 55)	3,209	1,336	.	1,265
Fixed assets	(16, 54, 55)	1,779	1,240	43.5	1,293
Tax assets	(25, 56)	5,637	6,726	–16.2	6,466
Other assets	(17,18, 57)	7,930	5,025	57.8	6,047
Total		**844,103**	**625,224**	**35.0**	**616,501**

Liabilities and equity I € m	Notes	31.12.2009	31.12.2008*	Change in %	1.1.2008[1]
Liabilities to banks	(10, 19, 58, 76)	140,634	128,492	9.4	125,120
Liabilities to customers	(10, 19, 59, 76)	264,618	170,203	55.5	159,187
Securitized liabilities	(19, 60, 76)	171,370	165,827	3.3	205,649
Value adjustment portfolio fair value hedges	(11, 61)	–16	–	.	–
Negative fair values attributable to derivative hedging instruments	(20, 62)	11,345	21,463	–47.1	14,823
Liabilities from trading activities	(21, 63)	193,004	96,298	.	70,379
Provisions	(22, 23, 64)	5,115	2,030	.	2,919
Tax liabilities	(25, 65)	2,586	3,161	–18.2	4,945
Other liabilities	(18, 66)	8,942	2,914	.	2,946
Subordinated capital	(26, 67, 76)	15,850	11,836	33.9	11,046
Hybrid capital	(26, 68, 76)	4,079	3,158	29.2	3,414
Equity	(29, 67, 68, 69)	26,576	19,842	33.9	16,073
Subscribed capital	(69)	3,071	1,877	63.6	1,708
Capital reserve	(69)	1,334	6,619	–79.8	5,709
Retained earnings	(69)	7,878	5,842	34.9	6,099
Silent participation	(69)	17,178	8,200	.	–
Revaluation reserve	(14, 69)	–1,755	–2,221	–21.0	903
Reserve from cash flow hedges	(5, 69)	–1,223	–872	40.3	34
Reserve from currency translation	(6, 69)	–477	–260	83.5	–34
Consolidated result[2]	(69)	–	–	.	657
Total before minority interests		26,006	19,185	35.6	15,076
Minority interests	(69)	570	657	–13.2	997
Total		**844,103**	**625,244**	**35.0**	**616,501**

[1] 1.1.2008 is equivalent to 31.12.2007 after counterparty default adjustments.
[2] Insofar as attributable to Commerzbank shareholders.

* After counterparty default adjustments, see Note 2.

Statement of changes in equity

€ m	Subscribed capital	Capital reserve	Retained earnings capital	Silent participations	Revaluation reserve[1]	Reserve from cash flow hedges[1]	Reserve from currency translation[1]	Consolidated result	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2007	**1,708**	**5,709**	**6,158**	**–**	**903**	**34**	**–34**	**657**	**15,135**	**997**	**16,132**
Change due to counterparty default adjustments			–59						–59		–59
Equity as of 1.1.2008	**1,708**	**5,709**	**6,099**	**–**	**903**	**34**	**–34**	**657**	**15,076**	**997**	**16,073**
Consolidated result								–	–	59	59
Transfer from retained earnings			–2					2	–		
Proceeds from silent participation								–2	–2		–2
Other comprehensive income					–3,120	–906	–255		–4,281	266	4,547
Capital increases	170	924							1,094		1,094
Profits/losses in previous year									–	8	–8
Transfer to retained earnings (minority interests)									–	53	53
Dividend								–657	–657		–657
Changes in holdings in affiliated and other companies			–223						–223		–223
Changes in companies included in consolidation and other changes[2]	–1	–14	–32	8,200	–4		29		8,178	178	8,000
Equity as of 31.12.2008	**1,877**	**6,619**	**5,842**	**8,200**	**–2,221**	**–872**	**–260**	**–**	**19,185**	**657**	**19,842**
Consolidated result								–4,537	–4,537	96	–4,633
Transfer from capital reserve/transfer to retained earnings		–6,619	2,082					4,537	–		
Proceeds from silent participation											
Other comprehensive income					466	–351	–217		–102	171	69
Capital increases	1,193	1,320							2,513		2,513
Profits/losses in previous year									–	59	59
Transfer to retained earnings (minority interests)									–	69	69
Dividend											
Changes in holdings in affiliated and other companies			–50						–50		50
Changes in companies included in consolidation and other changes[2]	1	14	4	8,978					8,997	172	8,825
Equity as of 31.12.2009	**3,071**	**1,334**	**7,878**	**17,178**	**–1,755**	**–1,223**	**–477**	**–**	**26,006**	**570**	**26,576**

[1] As at December 31, 2009 this includes revaluation reserves of €1m, a cash flow hedge reserve of €–40m and a currency translation reserve from the translation of assets and disposal groups held for sale of €23m.
[2] Including change in treasury shares, change in derivatives on own equity instruments and proceeds from silent participations.

Cost of €4.8m were incurred for the capital increases in 2009, which were charged directly to equity.

As of December 31, 2009, the subscribed capital of Commerzbank Aktiengesellschaft pursuant to the Bank's articles of association stood at €3,071m; it was divided into 1,181,352,926 no-par-value shares (accounting par value per share: €2.60). After the 863,905 treasury shares held by the Bank on December 31, 2009 are deducted, its subscribed capital amounts to €3,069m.

The Bank made use of the authorization approved by the Annual General Meeting of May 16, 2009 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71(1) no. 7 of the German Stock Corporation Act (AktG). Gains and losses from trading in the Bank's own shares were not recognized in profit or loss.

Appropriation of profit I € m	Notes	2009	2008*	Change in %
Consolidated result attributable to Commerzbank shareholders	(41)	–4,537	–	.
Dividend on silent participations		–	–2	.
Transfer from the capital reserve		6,619	2	.
Transfer to retained earnings		–2,082	–	.
Consolidated result		–	–	.

The changes in equity at associated companies, which in accordance with IAS 28 are recognized directly in equity on a pro-rata basis, are contained in other changes and amounted to –€151m for retained earnings and +€42m for changes in other comprehensive income. +€42m of this amount stems from the revaluation reserve.

Further details on equity are contained in Notes 67, 68 and 69.

* After counterparty default adjustments, see Note 2.

Cash flow statement

€ m	Notes	2009	2008*
Consolidated result		**–4,633**	**59**
Non-cash positions in net profit and adjustments to reconcile net profit with net cash provided by operating activities:			
Write-downs, depreciation, adjustments, write-ups to fixed and other assets, changes in provisions and net changes due to hedge accounting		1,511	520
Change in other non-cash positions		6,470	–896
Profit/loss from the sale of assets	(34)	–417	665
Profit from the sale of fixed assets	(35)	16	6
Other adjustments (net interest income)	(30)	–7,189	–4,729
Sub-total		**–4,242**	**–4,375**
Change in assets and liabilities from operating activities after correction for non-cash components:			
Claims on banks	(45)	–43,974	10,823
Claims on customers	(46)	–71,355	–739
Securities held for trading purposes	(48)	–15,664	9,757
Other assets from operating activities	(52–54, 56, 57)	–6,416	4,680
Liabilities to banks	(58)	12,142	3,372
Liabilities to customers	(59)	94,415	11,016
Securitized liabilities	(60)	5,543	–39,822
Other liabilities from operating activities	(63–68)	15,464	–9,346
Interest received	(30)	20,295	21,268
Dividends received	(30)	58	104
Interest paid	(30)	–13,164	–16,643
Income tax paid	(39)	–199	–255
Net cash provided by operating activities		**–7,077**	**–10,160**
Proceeds from the sale of:			
Financial investments	(34, 52)	858	2,999
Fixed assets	(35, 54, 55)	663	293
Payments for the acquisition of:			
Financial investments	(52)	–5,240	–4
Fixed assets	(54, 55)	–4,426	–624
Effects of changes in the group of companies included in the consolidation		2,453	–122
Cash flow from acquisitions less cash reserves acquired	(44)	2,083	–376
Cash flow from disposals less cash reserves disposed of	(44)	370	254
Net cash used by investing activities		**–5,692**	**2,542**
Proceeds from capital increases	(69)	2,528	1,079
Dividends paid	(69)	–	–657
Other financing activities (subordinated capital)	(67, 68)	13,913	8,734
Net cash provided by financing activities		**16,441**	**9,156**
Cash and cash equivalents at the end of the previous period		**6,566**	**5,157**
Net cash provided by operating activities		–7,077	–10,160
Net cash used by investing activities		–5,692	2,542
Net cash provided by financing activities		16,441	9,156
Effects of exchange-rate changes on cash and cash equivalents		–5	–70
Effects of minority interests		96	–59
Cash and cash equivalents at the end of the period	(44)	**10,329**	**6,566**
of which: Cash on hand		1,338	892
Balances with central banks		7,842	5,294
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks		1,149	380

Cash and cash equivalents as at December 31, 2009 include €615m (previous year: €83m) from companies consolidated for the first time.

* After counterparty default adjustments, see Note 2.

The cash flow statement shows the structure of and changes in cash and cash equivalents during the financial year. It is broken down into operating activities, investing activities and financing activities.

Net cash from operating activities includes payments (inflows and outflows) relating to claims on banks and customers and also securities in the trading portfolio and other assets. Increases and decreases in liabilities to banks and customers, securitized liabilities and other liabilities also belong to operating activities. The interest and dividend payments resulting from operating activities are similarly reflected in net cash from operating activities.

The cash flow from investing activities consists of payments for financial investments, intangible assets and for fixed assets. In addition the cash flows relating to the acquisition or disposal of subsidiaries are shown here. The cash flow from financing activities consists of the proceeds from capital increases as well as payments received and made with regard to subordinated and hybrid capital. Dividends distributed are also shown here.

We define cash and cash equivalents as the cash reserve (see Note 44), consisting of cash on hand, balances held at central banks, debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. Claims on banks which are due on demand are not included.

The cash flow statement is not considered very informative for the Commerzbank Group. For us the cash flow statement replaces neither liquidity planning nor financial planning, nor do we look upon it as a management tool.

Notes

Consolidated accounting principles

Our consolidated financial statements as of December 31, 2009 were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 (the IAS Regulation), together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) approved and published by the International Accounting Standards Board (IASB) and their interpretation by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretation Committee (IFRIC). All standards and interpretations whose application is mandatory within the EU in 2009 have been applied.

As permitted under the regulations, we have not applied standards and interpretations which only require to be adopted for the financial year 2010 or later (e.g. IFRS 9, revised IFRSs 1, 2 and 3, IASs 24, 27, 32 and 39 and revised IFRICs 12, 14, 15, 16, 17, 18 and 19; plus amendments arising from the IASB's annual improvement process). The adoption of IFRS 9 (required as from 2013), which has been partially published by the IASB and not yet approved by the EU, could have significant effects on the Group's accounting and measurement practices. We do not, however, expect any significant effects on the consolidated financial statements from other standards and interpretations.

The standards and interpretations applied for the first time for the financial year 2009 (IFRS 1 in conjunction with IAS 27, IFRS 2 and IAS 23, IAS 32 in conjunction with IAS 1 as well as IFRIC 13, IFRIC 9 in conjunction with IAS 39 and IFRIC 14 in conjunction with IAS 19; plus amendments from the IASB's annual improvement process) did not have any significant impact on the consolidated financial statements. Of the standards adopted for the first time in the financial year 2009, only IAS 1, IFRS 8 and the revised IFRS 7 had a significant impact on the presentation of the financial statements.

Besides changes in the titles of the components of the financial statements, the new IAS 1 primarily requires the results for the period to be presented in a statement of comprehensive income as an extension of the income statement as previously used. The amendments to IFRS 7 resulted specifically in improved information relating to liquidity risks and the determination of fair values of financial instruments. The application of IFRS 8, which replaces IAS 14, has resulted in the segments being presented in a manner based on internal reporting. For more details of the changes in segment structure involved, please see our comments in Note 43.

In addition to the comprehensive statement of income and the balance sheet the consolidated financial statements also include a statement of changes in equity, a cash flow statement and the notes. Segment reporting and the reporting on risk management are to be found in the notes (Note 43 and Notes 79 to 85 respectively).

The consolidated management report, including a separate report on the opportunities and risks related to future developments (risk report) pursuant to Art. 315 of the German Commercial Code (HGB), appears on pages 66 to 186 of our annual report.

The reporting currency of the consolidated financial statements is the euro. Unless otherwise indicated, all amounts are shown in millions of euros.

Accounting and measurement policies

(1) Basic principles

The consolidated financial statements are based on the going concern principle. Assets are generally measured at amortized cost. This principle does not apply to certain financial instruments, investment property and assets held for sale. Income and expenses are accounted for on an accrual basis; they are recognized in the income statement for the period to which they are attributable in economic terms.

Financial assets and liabilities relating to the same business partner are netted and shown in the balance sheet on a net basis if there is a legally enforceable right to net the amounts and the transactions are fulfilled on a net basis or the asset is realized simultaneously with the settlement of the liability. In addition to the netting of positive and negative fair values attributable to derivatives this also applies to the netting of claims and liabilities in reverse repo and repo transactions.

Uniform accounting and measurement methods, which are explained in the notes below, are used throughout the Commerzbank Group in preparing the financial statements.

All material fully consolidated companies prepared their financial statements as of December 31, 2009.

The consolidated financial statements include values which are determined on the basis of estimates and judgments as permitted. The estimates and judgments used are based on past experience and other factors, such as planning and – from the present standpoint – likely expectations and forecasts of future events. The estimates and judgments themselves and the underlying estimation methods and judgment factors are reviewed regularly and compared with actual results. In our view the parameters we have used are reasonable and appropriate. Estimates are subject to uncertainties in determining pension obligations and goodwill. Pension obligations are measured based on the projected unit credit method for defined benefit pension plans. In measuring such obligations, assumptions have to be made regarding long-term trends for salaries, pensions and average life expectancy in particular. Changes in the underlying assumptions from year to year and differences between assumed and actual effects each year are reported under actuarial gains and losses (see note 64 on the impact of changes in parameters). The annual impairment test of goodwill is based on the recognized discounted cash flow method, using the future cash flows projected in management's latest planning figures. An analysis of the uncertainties surrounding the estimation of goodwill and fair value of financial instruments is set out in Note 15 and Note 77. Estimates are also subject to uncertainty regarding deferred taxes, provisions for possible loan losses, when determining fair value based on valuation models and when measuring financial instruments in particular. For information on loan loss provisions please refer to the risk report in the Group Management Report.

(2) Adjustments to the accounting policies, counterparty default adjustments

In essence we have employed the same accounting policies as for the consolidated financial statements for the year ended December 31, 2008.

From 2009 onwards interest income from lending and money market transactions and from the securities portfolio (net interest income) and gains or losses on the measurement of interest-bearing financial assets (net investment income) will be reported separately for the categories loans and receivables and available-for-sale financial assets in the income statement. We have restated the prior-year figures accordingly.

Until now commission earned on the collection of cheques and bills of exchange was reported under other commission income in the statement of net commission income. With effect from financial year 2009 this income has been reclassified to commission income from payment transactions and foreign commercial business. We have restated the prior-year figures accordingly. The reclassification for the financial year 2008 amounted to €33m.

Since the financial year 2009 equity instruments in the available-for-sale portfolio are written down if their fair value falls below historic cost either to a significant degree (≥20 %) or for a considerable period (at least nine months). Previously the significance threshold was 30 %.

Since 2009 the Commerzbank Group has been using portfolio fair value hedge accounting as one method of managing interest rate risk. In portfolio fair value hedge accounting, positive and negative changes in the fair value of the underlying transactions are recorded in a new balance sheet item specifically created for this purpose. Further details are contained in note 5.

We are providing a more detailed breakdown of assets held for trading purposes as from 2009 (see note 51). The prior-year figures have been restated accordingly.

For the first time the recognition and measurement of derivatives in the Group takes account of counterparty default risks for Commerzbank Aktiengesellschaft by means of counterparty default adjustments (CDAs). We have restated the figures for prior years in accordance with IAS 8.41.

As a result, it was necessary to retroactively adjust trading liabilities by +€86m, tax assets by +€27m and retained earnings by –€59m as at January 1, 2008. The adjustments as at December 31, 2008 were as follows:

Balance sheet at 31.12.2008 Assets €m	Originally reported	Adjustment	Restated
Tax assets	6,698	28	6,726
Total assets	**625,196**	**28**	**625,224**

Balance sheet at 31.12.2008 Liabilities €m	Originally reported	Adjustment	Restated
Liabilities from trading activities	96,208	90	96,298
Retained earnings	5,904	–62	5,842
Total liabilities and equity	**625,196**	**28**	**625,224**

Income statement 2008 € m	Originally reported	Adjustment	Restated
Trading result	–450	–4	–454
Operating profit	**–378**	**–4**	**–382**
Taxes on income	–465	–1	–466
Consolidated surplus	**62**	**–3**	**59**
Consolidated result attributable to Commerzbank shareholders	3	–3	–

These adjustments did not have any effect on earnings per share for the financial year 2008 (IAS 33).

At the former Dresdner Bank and its subsidiaries CDAs had already been applied in the measurement of derivatives. The methodology used to calculate CDAs has therefore now been completely harmonized across the Group.

(3) Consolidated companies

Besides the parent bank, the consolidated financial statements include 368 subsidiaries (2008: 167) in which Commerzbank Aktiengesellschaft directly or indirectly holds more than 50 % of the voting rights or exercises control. Of these subsidiaries, 147 have their registered offices in Germany (2008: 110) and 221 elsewhere (2008: 57). In the year under review, 221 subsidiaries were included in the consolidation for the first time.

963 subsidiaries and associated companies (2008: 607) of minor significance for the Group's net asset, financial position and results of operations are not consolidated or not valued using the equity method; instead, they are reported under financial investments as holdings in non-consolidated subsidiaries or investments in associates. These companies account for less than 0.2% of the Group's overall total assets (2008: 0.1%).

In addition to the 368 subsidiaries, we fully consolidated 73 (2008: 31) special purpose entities and 28 (2008: 17) non-publicly-offered funds in the financial statements for 2009 in accordance with IAS 27 and SIC 12.

As of the official acquisition date of January 12, 2009, we acquired 100% of the shares and voting rights in Dresdner Bank AG for a price of €4.7bn. The purchase price consisted of several components: the cash purchase price was €3.2bn; the value of the 163,461,537 shares issued to Allianz as part of a capital increase for non-cash contributions was €0.8bn (valuation as per Xetra closing price on January 12, 2009); and the value of the four asset management companies exchanged (cominvest Asset Management GmbH, Frankfurt; cominvest Asset Management S.A., Luxembourg; Münchener Kapitalanlage Aktiengesellschaft, Munich; MK LUX-INVEST S.A., Luxembourg), was €0.7bn.

After measuring the fair value of the assets, liabilities and contingent liabilities of Dresdner Bank at the acquisition date, the difference of €2.4bn between the acquisition cost and equity capital of €2.3bn was allocated as far as possible to balance sheet assets (net €0.7bn unrealized losses), other individually identifiable assets (customer relationships and brand names €0.8bn) and liabilities and contingent liabilities (net €0.6bn hidden reserves). Moreover, minority interests of €1.7bn in a special purpose entity were reclassified as subordinated and hybrid capital. After allocating the hidden reserves and liabilities and recognizing additional individually identifiable assets and contingent liabilities, equity capital attributable to Commerzbank stands at €3.0bn. The difference versus the purchase price results in goodwill of €1.7bn. This goodwill is based in particular on the utilization of staff and bank expertise, access to new potential future markets and expected cost savings from economies of scale.

Given the complexity of the transaction, the valuation parameters and planning assumptions for the allocation of the purchase price were not finalized until the third and fourth quarters. The company therefore exercised its right to the maximum 12-month period permitted under IFRS 3 to determine fair value.

The changes in fair value remeasurements mainly result from the following factors. Firstly, the change in the fair value measurement of problem loans impacted on the balance sheet items claims on banks and customers. Secondly the change in the reporting of groups held for sale and the associated fair value changes led to reclassifications from nearly all balance sheet items to other assets and other liabilities. There were also other fair value remeasurements of subordinated and hybrid capital. These adjustments resulted in an increase of €0.9bn in goodwill compared with March 31, 2009. The allocation of this goodwill to the cash-generating units Private Customers, Mittelstandsbank and Corporates & Markets was finalized as at December 31, 2009 (for further details see note 53).

In addition, the provisional balance sheet as of January 12, 2009 was adjusted for changes in assets and liabilities with no impact on fair value between January 1 and January 12, 2009 and was also finalized as at December 31, 2009.

Assets €m	Assets 12.01.2009	Fair value adjustment	Assets incl. fair value adjustment
Cash reserve	5,170	–	5,170
Claims on banks	84,982	–108	84,874
Claims on customers	129,148	–649	128,499
Positive fair values attributable to derivative hedging instruments	872	–	872
Assets held for trading purposes	194,722	–365	194,357
Financial investments	21,704	152	21,856
Intangible assets	338	676	1,014
Fixed assets	1,071	–67	1,004
Tax assets	964	–	964
Other assets	1,977	492	2,469
Total assets	**440,948**	**131**	**441,079**

The table below shows the carrying amounts immediately prior to the acquisition date and the final fair value of the assets, liabilities and contingent liabilities of the Dresdner Bank Group immediately after the acquisition date:

Liabilities €m	Liabilities 12.01.2009	Fair value adjustment	Liabilities incl. fair value adjustment
Liabilities to banks	78,060	–231	77,829
Liabilities to customers	152,677	–425	152,252
Securitized liabilities	25,499	–74	25,425
Negative fair values attributable to derivative hedging instruments	69	–	69
Liabilities from trading activities	165,196	–91	165,105
Pension provisions	–15	703	688
Other provisions and contingent liabilities	1,605	168	1,773
Tax liabilities	742	726	1,468
Other liabilities	5,706	409	6,115
Subordinated and hybrid capital	7,422	–38	7,384
Equity attributable to Commerzbank	2,251	714	2,965
Equity attributable to minority interests	1,736	–1,730	6
Total liabilities and equity	**440,948**	**131**	**441,079**

Dresdner Bank's contribution to pre-tax Group results for the period from the full consolidation on January 12, 2009 until the merger in May 2009 was €–1.9bn. Had the consolidation been completed as of January 1, 2009, the pre-tax Group results would have been €0.7bn lower.

In addition, the acquisition of Dresdner Bank AG resulted in the consolidation of 189 subsidiaries.

Via the acquisition of Dresdner Bank AG on January 12, 2009, we indirectly acquired an additional 40 % of the shares and voting rights of Deutsche Schiffsbank AG, Bremen / Hamburg, for which no additional purchase price was paid. As a result, as of January 12, 2009 we held a total of 80 % of the shares of Deutsche Schiffsbank AG, which we have therefore fully consolidated versus the previous 40 % accounted for using the equity method.

Following the measurement of the fair value of the assets, liabilities and contingent liabilities of Deutsche Schiffsbank AG at the acquisition date, a total of €127m of hidden reserves were recognized in assets and €113m of hidden liabilities in liabilities. The remaining amount of €42m is recorded as goodwill. The fair value calculation resulted in total assets of €16,957m, liabilities of €16,188m and equity capital of €769m. Given the complexity of the transaction, the company exercised its right to the 12-month period permitted under IFRS for determining fair value.

The contribution made to Group results by Deutsche Schiffsbank AG for the financial year 2009 since its full consolidation was €–44m.

The following table shows the carrying amounts immediately prior to the acquisition date and the final fair value of the assets, liabilities and contingent liabilities of Deutsche Schiffsbank AG immediately after the acquisition date:

Assets € m	Assets 12.01.2009	Fair value adjustment	Assets incl. fair value adjustment
Cash reserve	40	–	40
Claims on banks and customers	13,508	–37	13,471
Assets held for trading purposes and financial investments	3,210	–	3,210
Total assets	72	164	236
Total assets	**16,830**	**127**	**16,957**

Liabilities € m	Liabilities 12.01.2009	Fair value adjustment	Liabilities incl. fair value adjustment
Liabilities to banks and customers	11,411	–283	11,128
Provisions / contingent liabilities	48	–	48
Liabilities from trading activities / other liabilities	4,228	246	4,474
Subordinated and hybrid capital	614	–76	538
Equity	529	240	769
Total liabilities and equity	**16,830**	127	**16,957**

In addition, the following material subsidiaries and funds were consolidated for the first time in 2009:

Name of company	Equity share and voting rights in %	Acquisition cost in € m	Assets in € m	Liabilities in € m
Hibernia Sigma Beteiligungsgesellschaft mbH, Frankfurt am Main	100.0	50.1	50.2	0.1
Hibernia Beta Beteiligungsgesellschaft mbH, Frankfurt am Main	100.0	70.2	70.6	0.1
Hibernia Eta Beteiligungsgesellschaft mbH, Frankfurt am Main	85.0	41.8	50.2	0.1
Commerzbank (Properties South Africa) (Proprietary) Limited, Johannesburg	100.0	0.1	124.2	124.2
ComStage ETF Commerzbank Commodity EW Index TR, Luxembourg	93.9	87.3	98.3	0.1
ComStage ETF iBoxx € Liquid Sovereigns Diversified 1-3 TR, Luxembourg	39.6	111.3	291.8	11.8
ComStage ETF iBoxx € Liquid Sovereigns Diversified 3-5 TR, Luxembourg	48.9	137.1	292.2	12.0
ComStage ETF iBoxx € Sovereigns Germany Capped 1-5 TR, Luxembourg	100.0	101.8	107.0	5.3
Real Estate Top Tegel Eins GmbH, Eschborn	94.0	0.0	5.7	5.6
Real Estate Top Tegel Zwei GmbH, Eschborn	94.0	0.0	3.0	5.9
Real Estate Top Tegel Drei GmbH, Eschborn	94.0	0.0	4.9	4.9
Real Estate Top Tegel Vier GmbH, Eschborn	94.0	0.0	3.1	3.1
Real Estate Top Tegel Sechs GmbH, Eschborn	94.0	0.0	56.9	56.8
TARA Immobiliengesellschaft, Eschborn	100.0	0.0	1.8	1.7
NAVIPOS Schiffsbeteiligungsgesellschaft mbH, Hamburg	100.0	0.7	32.5	31.8
Commerz Real Partner Hannover GmbH, Düsseldorf	65.0	0.0	0.1	0.0
Commerz Real Partner Süd GmbH, Düsseldorf	65.0	0.0	0.1	0.1
Commerz Real Partner Nord GmbH, Düsseldorf	65.0	0.0	0.0	0.0
ADMERA Grundstücks-Vermietungsgesellschaft mbH, Düsseldorf	100.0	0.0	0.0	0.0
ASTUTIA Beteiligungsgesellschaft mbH, Düsseldorf	100.0	3.8	60.7	51.2
U.S. Residential Investment I, LP, New York	90.0	26.4	31.6	4.2
CFB-Fonds Transfair GmbH, Düsseldorf	100.0	0.0	9.0	9.0
ALDUNA Grundstücks-Vermietungsgesellschaft mbH, Düsseldorf	100.0	0.0	42.7	47.8
EHNY Ashland LL, Dover/Delaware	100.0	2.1	20.0	17.9
EHNY IV LLC, Dover/Delaware	100.0	2.8	2.8	0.0
BRE Gold Fund, Warsaw	100.0	25.6	27.8	0.0

We also added ten limited partnerships for financing container ships and 55 special purpose entities and non-publicly-offered funds (53 of which were acquired with Dresdner Bank) to the group of consolidated companies

The first-time consolidations do not give rise to goodwill as they do not involve companies that have been acquired but rather newly established businesses, companies which have exceeded our materiality threshold for consolidation or entities that have been acquired due to contractual obligations.

The following funds, subsidiaries and special purpose entities were sold, liquidated or exchanged as part of the Dresdner Bank acquisition and are therefore no longer included in the consolidation:

- Sale
  - Stampen S.A., Brussels
  - Dresdner Kleinwort Leasing March (2) Limited, London
  - Commerzbank (Switzerland) AG, Zurich
  - Commerzbank (Switzerland) AG Private Banking, Vienna

- Dresdner Bank (Switzerland), Zurich
- Reuschel & Co. Privatbankiers, Munich
- Reuschel & Co. Finance-Service-GmbH, Munich
- Dresdner Kleinwort Trading Holdings LLC, Wilmington / Delaware

• Liquidation (including companies which have ceased operations)
- CICO Fund I, Frankfurt am Main
- SUK Cofund, Frankfurt am Main
- cominvest ABS active, Luxembourg
- cominvest ABS Opportunity S.A., Luxembourg
- Commerz Service Gesellschaft für Kundenbetreuung mbH, Quickborn
- NAPEUS Schiffsbetriebsgesellschaft GmbH, Hamburg
- NAUMOSA Schiffsbetriebsgesellschaft GmbH, Hamburg
- Espacio León PropCo, S.L., Madrid
- Forum Almada - Gestao de Centro Comercial Sociedade Unipessoal, Lda., Lisbon
- Forum Almada - Gestao de Centro Comercial Sociedade Unipessoal, Lda. II & Comandita, Lisbon
- Forum Almada - Gestao de Centro Comercial Sociedade Unipessoal, Lda., Lisbon
- CG NL Holding B.V., Amsterdam
- CG New Venture 1 Verwaltungsgesellschaft mbH, Wiesbaden
- CG NL Holding B.V., Amsterdam
- CGM Lux 1 S.à.r.l., Luxembourg
- CGM Lux 2 S.à.r.l., Luxembourg
- CGM Lux 3 S.à.r.l., Luxembourg
- LOFRA GmbH & Co.KG, Frankfurt am Main
- LUFRA Beteiligungs-Holding AG, Zurich
- Mertus Zweite GmbH, Frankfurt am Main
- Dresdner Kleinwort Wasserstein (South East Asia) Ltd., Singapore
- Dresdner Kleinwort Finance BV, Amsterdam
- Dresdner Advisors LLC, Wilmington/Delaware
- Dresdner Capital LLC II, Wilmington/Delaware
- Kleinwort Benson Gilts Limited, London
- Doradztwo Gospodarcze Spolka Akcyjna, Warsaw
- 4274563 Canada Inc., Toronto
- Dresdner Structured Products S.A., Luxembourg
- Dresdner U.S. Finance Inc., Wilmington/Delware
- Dresdner Kleinwort Securities (Asia) Ltd.,
- Kleinwort Benson (USA) Inc., Wilmington/Delaware
- Dresdner Kleinwort Capital LLC, Wilmington/Delaware
- Dresdner Finanziaria S.p.A., Milan

• Exchange
- cominvest Asset Management GmbH, Frankfurt am Main
- cominvest Asset Management S.A., Luxembourg
- Münchener Kapitalanlage Aktiengesellschaft, Munich
- MK LUXINVEST S.A., Luxembourg

The net income from deconsolidation amounted to €0.6bn.

The following subsidiaries are highly likely to be sold within one year of their classification as IFRS 5 cases and are therefore reported as held for sale:

- Dresdner Van Moer Courtens S.A., Luxembourg
- Belgian branch of Commerzbank International S.A., Luxembourg
- Privatinvest Bank AG, Salzburg
- Kleinwort Benson Private Bank Limited Group, London
- Kleinwort Benson Channel Islands Holdings Limited, St. Peter Port
- Dresdner Bank Brasil S.A. Banco Múltiplo, São Paulo
- Dresdner VPV N.V., Gouda
- Dresdner Bank Monaco S.A.M., Monaco

Until the final disposal of the shares is completed we will measure groups held for sale in accordance with IFRS 5 and will report their assets and liabilities separately in the notes on other liabilities and other assets and in the statement of changes in equity.

31 material associated companies (2008: 12) – of which 13 based in Germany (2008: seven) – are accounted for using the equity method. 20 associated companies were included in the accounts for the first time, of which 13 stem from the acquisition of Dresdner Bank AG:

- Captain Holdings S.à.r.l., Luxembourg
- Carbon Trade & Finance SICAR S.A, Senningerberg, Luxembourg
- Dresdner-Cetelem Kreditbank GmbH, Munich
- FV Holding S.A., Brussels
- GIE Céline Bail, Paris
- GIE Morgane Bail, Paris
- GIE Northbail, Paris
- GIE Vulcain Energie, Paris

- HAJOBANTA GmbH & Co. Asia Opportunity I KG, Düsseldorf
- IGS Aerosols GmbH , Wehr/Baden
- Irving Place Co-Investment, L.P., New York
- KGAL GmbH & Co. KG, Grünwald (Munich)
- KGAL Verwaltungs-GmbH, Grünwald (Munich)
- Linde Leasing GmbH, Wiesbaden
- MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Grünwald (Munich)
- MM Cogène 2, Paris
- RECAP/COMMERZ Alta Phoenix Lofts Investment, L.P., New York
- RECAP/COMMERZ AMW Apartments Investment, L. P., New York
- RECAP/COMMERZ Greenwich Park Investment, L.P., New York
- Southwestern Co-Investment, L.P., New York

Our share in the total assets, liabilities, income and expenses of our material associated companies is as follows:

€m	2009	2008
Assets	112	134
Liabilities	56	72
Revenue	24	28
Expenses	14	17

The following company has been removed from the list of associated companies:

- Deutsche Schiffsbank Aktiengesellschaft, Bremen/Hamburg

A full list of all holdings of the Commerzbank Group is published as part of the notes in the electronic Federal Gazette (elektronischer Bundesanzeiger) and can also be accessed in the electronic company register. It can furthermore be found on our website: www.commerzbank.de/InvestorRelations/Unternehmensberichtserstattung.

(4) Principles of consolidation

Subsidiaries are companies in which Commerzbank Aktiengesellschaft directly or indirectly holds the majority of the voting rights or where it has power to govern their financial and operating policies and thus exercise control over them so as to obtain benefits from their activities. Consolidation takes effect from the date on which the Group acquires the majority of the voting rights or gains control over the company concerned.

For the consolidation of capital, we remeasure the assets and liabilities of subsidiaries completely every year, regardless of the percentage share of the equity which we held at the time of acquisition. The remeasured assets and liabilities are included in the consolidated balance sheet net of deferred taxes; hidden reserves and liabilities are accounted for in accordance with the applicable standards in subsequent reporting periods. If a positive difference remains on remeasurement, this is recognized as goodwill.

Companies over which Commerzbank AG has a significant direct or indirect influence or where it exercises joint control with another company are accounted for in the balance sheet as associated companies and joint ventures. A significant influence or joint control is assumed to exist where the share in the voting rights is between 20 % and 50 %. Additional criteria for judging whether there is significant influence or joint control include substantial business transactions with the company in question, membership of a management or supervisory board, or involvement in setting the company's business policies.

Associated companies and joint ventures are accounted for using the equity method and are shown as interests in associated companies under financial investments. The historical cost of these investments including goodwill is determined at the time of their initial consolidation, applying by analogy the same rules as for subsidiaries. For material associated companies and joint ventures the equity book value carried in profit or loss or the revaluation reserve is based on parallel accounts of the associated companies and joint ventures, prepared and audited in accordance with our instructions under IFRS rules.

Holdings in subsidiaries not consolidated because of their minor significance and investments in associates are recorded at fair value, or if this cannot be reliably established, at cost under financial investments.

Subsidiaries are deconsolidated on the date that the Bank loses its control over them. Equity accounting for associated companies ends on the date that the share of the voting rights falls below 20 % or other possibilities of exercising influence over the associated company cease to apply.

The obligation to consolidate special purpose entities under certain circumstances derives from SIC-12. This stipulates that consolidation is required, if, in substance,

- the special purpose entity's activities are oriented towards the needs of the company and the latter obtains benefits from this;
- the company is able to decide to obtain the majority of the benefits of the activities of the special purpose entity;
- the company has rights to obtain the majority of the benefits of the activities of the special purpose entity;
- the company retains most of the risks and opportunities.

Within the Commerzbank Group, when special purpose entities are created they are examined to determine if there is an obligation to consolidate them; in addition, a regular review is performed as to the necessity of consolidating the entity. The list of all consolidated special purpose entities is part of the list of holdings.

All receivables and liabilities as well as income and expenses based on business relationships between companies within the Group are eliminated when liabilities and income and expenses are consolidated. Intra-Group book gains or losses registered during the financial year are deducted unless they are of minor importance.

(5) Financial instruments: recognition and measurement (IAS 39)

In accordance with IAS 39, all financial investments and liabilities – which also includes derivative financial instruments – must be recognized in the balance sheet and measured in accordance with their assigned category. A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another. Depending on their respective category, financial instruments are recognized in the balance sheet either at (amortized) cost or fair value. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the balance sheet date. Fair value is determined by the price established for the financial instrument in an active market (mark to market principle). If no market prices are available, fair value is established with the aid of valuation models (mark to model), which use market data as their parameters to the greatest extent possible.

The following section provides an overview of how the rules of IAS 39, in their latest version, have been applied within the Group:

a) Recognition and derecognition of financial instruments

A financial asset or a financial liability is generally recognized in the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. For regular way purchases or sales of financial assets in the cash market the trading and settlement dates normally differ. These regular way cash market purchases and sales may be recognized using either trade date or settlement date accounting. The Group uses trade date accounting for all regular way purchases and sales of financial assets both on recognition and derecognition.

The derecognition rules of IAS 39 are based both on the concept of risks and rewards and on the concept of control. However, when deciding whether an asset qualifies for derecognition, the evaluation of the transfer of risks and rewards of ownership takes precedence over the evaluation of the transfer of control.

If the risks and rewards are transferred only partially and control over the asset is retained, the continuing involvement approach is used. The financial asset continues to be recognized to the extent of the Group's continuing involvement and special accounting policies apply. The extent of the continuing involvement is the extent to which the Group is exposed to changes in the value of the transferred asset. A financial liability (or part of a financial liability) is derecognized when it is extinguished, i.e. when the obligations arising from the contract are discharged or cancelled or expire. The repurchase of own debt instruments is also a transfer of financial liabilities that qualifies for derecognition. Any differences between the carrying value of the liability (including discounts and premia) and the purchase price are recognized in profit or loss; if the asset is sold again at a later date a new financial liability is recognized whose cost is equal to the price at which the asset was sold. Differences between this cost and the repayment amount are allocated over the term of the debt instrument using the effective interest rate method.

b) Classification of financial investments and liabilities and their measurement

- Loans and receivables:

Non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market are assigned to this category. This holds true regardless of whether they were originated by the Bank or acquired in the secondary market. An active market exists if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis. Measurement is at amortized cost. In the event of an impairment, this is recognized in profit or loss when determining amortized cost. Premiums and discounts are recognized in net interest income over the entire term to maturity.

- Held-to-maturity financial investments:

Non-derivative financial assets with fixed or determinable payments and fixed maturity may be included in this category if the entity has the positive intention and ability to hold them to maturity. Measurement is at amortized cost. If there is impairment, this is recognized in profit or loss when determining the amortized cost. Premiums and discounts are recognized in net interest income over the life of the asset. In the 2009 financial year Commerzbank Group again made no use of held-to-maturity financial assets.

- Financial assets or financial liabilities at fair value through profit or loss:

This category is made up of two sub-categories:

- Financial assets or liabilities held for trading:
  This category includes financial assets and financial liabilities held for trading purposes (assets held for and liabilities from trading). Assets held for trading purposes include originated financial instruments (especially interest-bearing securities, equities and promissory note loans), precious metals and derivative financial instruments with a positive fair value. Liabilities from trading activities include, in particular, derivative financial instruments with a negative fair value and delivery commitments arising from the short-selling of securities.

  Derivative financial instruments used for hedging purposes are only reported under assets held for trading purposes or liabilities from trading activities if they do not meet the conditions for the application of hedge accounting (see below in this note). Otherwise, they are shown as fair values attributable to hedging instruments.

  Assets held for trading purposes and liabilities from trading activities are measured at their fair value on each balance sheet date. Gains or losses on measurement or disposal are recorded under trading result in the income statement.

  The Commerzbank Group has undertaken transactions where the fair value was established using a valuation model in which not all of the main input parameters were based on observable market parameters. Such transactions are recognized in the balance sheet at the transaction price. The difference between the transaction price and the fair value under the model is termed the day one gain or loss. The day one gain or loss is not recognized immediately but shown in the income statement pro rata over the term of the transaction. If it is possible to determine a reference price for the transaction in an active market or the main input parameters are based on observable market data, the deferred day one gain or loss is recognized directly in trading profit or loss.

- Designated at fair value through profit or loss:
  Under the fair value option it is permissible to voluntarily measure each financial instrument at fair value and reflect the net result of this valuation in the income statement. The decision whether to use the fair value option or not must be made upon acquisition of the financial instrument and is irrevocable.

  The fair value option may be applied for a financial instrument provided that:

  - an accounting mismatch will be prevented or significantly reduced, or
  - a portfolio of financial instruments is managed, and its performance is measured on a fair value basis, or
  - the financial instrument has one or several embedded derivatives that must be separated.

  Financial instruments for which the fair value option is employed are shown in the appropriate balance sheet item for their respective category. The results of such measurement appear under trading result in the income statement. Interest income and expenses are reported in net interest income.

  Further details on how and to what extent the fair value option is used in the Commerzbank Group can be found in Note 78.

- Available-for-sale financial assets:

This category comprises all non-derivative financial assets not assignable to one of the above categories or which have been designated as available-for-sale. Primarily, these are interest-bearing securities, equities and investments. They are measured at fair value. If in exceptional cases the fair value of equity instruments cannot be reliably determined, measurement is at amortized cost. Gains and losses on measurement are reported in a separate equity item (revaluation reserve) net of deferred taxes. Premiums and discounts on debt instruments are recognized under net interest income over the life of the instrument. If the financial asset is sold, the cumulative measurement gain or loss previously recognized in the revaluation reserve is released and reported in the income statement. If the asset's value is impaired, the revaluation reserve is adjusted for the impairment and the amount is recognized in profit or loss. For impairment reversals a distinction is made between equity and debt instruments. While impairment reversals of equity instruments are recognized directly in equity, reversals of debt instruments where the reason for impairment has ceased to apply are recognized in profit or loss but only up to a level not exceeding amortized cost.

- Other financial liabilities:

All financial liabilities that are not classified as held-for-trading and to which the fair value option was not applied are allocated to the category Other financial liabilities. This category includes liabilities to banks and customers as well as securitized liabilities. Measurement is at amortized cost. Premiums and discounts are recognized in net interest income over the life of the asset.

Net gains or losses include fair value measurements recognized through profit or loss, impairments, impairment reversals, gains realized on disposal, and subsequent recoveries on written-down financial instruments from the IAS 39 categories described above. The components are detailed for each IAS 39 category in the notes on net interest income, provision for possible loan losses, trading result and net investment income.

c) Financial guarantee contracts

IAS 39 defines a financial guarantee contract as a contract that requires the issuer to make specified payments that reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. If Commerzbank is the guarantee holder, the financial guarantee is not recorded in the accounts and only recognized when determining an impairment of a guaranteed asset. As the issuer, the Commerzbank Group recognizes the liability arising from a financial guarantee at inception. Initial valuation is at fair value at the time of recognition. In general terms, the fair value of a financial guarantee at inception is zero because for fair market contracts the value of the premium agreed normally corresponds to the value of the guarantee obligation. A check is performed on subsequent recognition to determine whether a risk provision is necessary.

If a financial guarantee is a component of a financing commitment where there is an intention to trade, the financial guarantee also has to be classified as held-for-trading. Such financial guarantees are then treated in accordance with the rules for held-for-trading instruments rather than those set out above (see Note 5b).

d) Embedded derivatives

IAS 39 also regulates the treatment of derivatives embedded in originated financial instruments (embedded derivatives). These include, for example, reverse convertible bonds (bonds that may be repaid in the form of equities) or bonds with index-linked interest payments. According to IAS 39, under certain conditions the embedded derivative must be shown separately from the host contract as a stand-alone derivative.

Such a separation must be made if the following three conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative under IAS 39; and
- the hybrid (combined) contract is not measured at fair value through profit or loss.

In this case, the separately shown embedded derivative is regarded as part of the trading portfolio and recognized at fair value. Changes on revaluation must be recognized in the net result on the valuation of derivative financial instruments within trading result. The host contract is accounted for and measured applying the rules of the category to which the financial instrument is assigned.

If the above three conditions are not met, the embedded derivative is not shown separately and the hybrid financial instrument or structured product is measured as a whole in accordance with the general provisions of the category to which the financial instrument is assigned.

e) Hedge accounting

IAS 39 contains extensive hedge accounting regulations, i.e. accounting for hedging instruments – especially derivatives – and the underlying hedged transactions.

In line with general regulations, derivatives are classified as assets held for trading purposes or liabilities from trading activities and are measured at fair value. The result of such measurement is shown under trading result.

If it can be demonstrated that derivatives are used to hedge risks from non-trading transactions, IAS 39 permits the application of hedge accounting rules under certain conditions. Two main types of hedge accounting are used:

- Fair value hedge accounting:
  IAS 39 prescribes the use of hedge accounting for derivatives which serve to hedge the fair value of recognized assets or liabilities. It is above all the Group's issuing and lending business and its securities holdings for liquidity management, where these consist of fixed-income securities, that are subject to this fair value risk. Interest-rate swaps are primarily used to hedge these risks.

  In line with the regulations for fair value hedge accounting, the derivative financial instruments used for hedging purposes are recognized at fair value as fair values attributable to derivative hedging instruments. Changes on remeasurement are recognized through profit or loss in the net result on hedge accounting within net trading result. Any changes in the fair value of the hedged asset or hedged liability resulting from an opposite move in the hedged risk are also recognized through profit or loss in the net result on hedge accounting.

  For interest rate risks fair value hedge accounting can take the form of either a micro fair value hedge or a portfolio fair value hedge.
  - In micro fair value hedge accounting an underlying transaction is linked with one or more hedging transactions in a hedging relationship. The carrying amounts of the hedged transactions are adjusted through profit or loss in the event of changes in fair value attributable to the hedged risk.
  - In a portfolio fair value hedge interest rate risks are hedged at the portfolio level. It is not individual transactions or groups of transactions with a similar risk structure that are hedged, but instead a portfolio of underlying transactions is created grouped by maturity bands in accordance with the expected repayment and interest adjustment dates. Portfolios can consist solely of assets or liabilities or of both. In this type of hedge accounting the changes in fair value of the underlying transactions are recognized on both sides of the balance sheet as a separate asset and liability item. The hedged amount of the underlying transactions is determined in the consolidated financial statements exclusive of sight or savings deposits (we are therefore not utilizing the EU carve-out regulations).

- Cash Flow Hedge Accounting:
  IAS 39 prescribes the use of cash flow hedge accounting for derivatives which serve to hedge the risk of a change in future cash flows. A cash flow risk exists in particular for floating rate loans, securities and liabilities and for forecast transactions (for example, forecast fund raising or financial assets). Derivative financial instruments used in cash flow hedge accounting are carried at fair value as fair values attributable to derivative hedging instruments. The gain or loss on the hedging instrument is divided into an effective and an ineffective portion. The effective portion of the hedging transaction, net of deferred taxes, is recognized directly in the reserve from cash flow hedges within equity. The ineffective portion, however, is shown as the net result on hedge accounting under trading result in the income statement. The general accounting rules set out above continue to apply to the transactions underlying cash flow hedges.

The application of hedge accounting rules is tied to a number of conditions. These relate above all to the documentation of the hedging relationship and also to its effectiveness.

The hedge has to be documented at inception. Documentation must include in particular the identification of the hedging instrument, the related hedged item or transaction, the nature of the risk being hedged and how effectiveness of the hedge is assessed. In addition to documentation, IAS 39 requires the effectiveness of a hedge to be demonstrated in order for hedge accounting rules to be applied. Effectiveness in this context means the relationship between the change in fair value or cash flow of the hedged item and the change in fair value or cash flow of the hedging instrument.

If these changes offset each other almost fully, a high degree of effectiveness exists. Proof of effectiveness requires, firstly, that a high degree of effectiveness can be expected from a hedge in the future (prospective effectiveness); secondly, when a hedge exists, it must be regularly demonstrated that it was highly effective during the period under review (retrospective effectiveness). A high degree of retrospective effectiveness exists if the ratio of changes in the fair values or cash flows is between 0.8 and 1.25. The methods used to determine effectiveness must be disclosed.

Commerzbank uses regression analysis to measure effectiveness in micro fair value hedge accounting. The changes in fair value of the hedged transaction and the hedging instrument for the prospective effectiveness test are determined by means of historical simulations. The actual changes in fair value are used for the retrospective effectiveness test. Regression analysis is also used for the prospective effectiveness test in portfolio fair value hedge accounting, while the dollar-offset method is used for the retrospective effectiveness test.

Portfolio fair value hedge accounting for interest rate risks

Until the third quarter of 2009 the Commerzbank Group hedged its interest rate risks in asset/liability management mainly with cash flow hedges. We discontinued cash flow hedge accounting in the fourth quarter with only a few exceptions and since then have been using micro and portfolio fair value hedge accounting to manage our interest rate risks. Accounting for asset/liability management via portfolio fair value hedges leads to a more accurate presentation of the management of fixed interest rate risks in the financial statements.

From the date of the switch from cash flow hedge accounting to fair value hedge accounting the reserve from cash flow hedges reported in equity and the associated hedging transactions are amortized over the term of the hedging transactions in net interest income. This has no impact on net income.

(6) Currency translation

Monetary assets and liabilities denominated in foreign currencies and outstanding spot foreign-exchange transactions are translated at the spot rates, and foreign-exchange forward contracts at the forward rate, on the balance-sheet date. Expenses and income are translated at period average rates. Hedged expenses and income are translated at the hedging rate. Expenses and income generated by the translation of balance sheet items are recognized through profit or loss in trading result.

Non-monetary items such as shareholdings in consolidated subsidiaries are translated at historic exchange rates. Translation gains and losses from the consolidation of the capital accounts are recognized separately in equity. On the date such assets are sold, the translation gains or losses are recognized in the income statement in net investment income.

The following translation rates apply for the currencies that are most important to the Commerzbank Group (amount per €1 in the respective currency): (amount per €1 in the respective currency):

	2009	2008
USD	1.4406	1.3917
GBP	0.8881	0.9525
PLN	4.1045	4.1535
UAH	11.5908	10.692
JYP	133.16	126.14

(7) Cash reserve

The cash reserve comprises cash on hand, balances held at central banks, debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. With the exception of debt issued by public-sector borrowers, which is shown at its fair value, all the items are reported at their nominal value.

(8) Claims

The Commerzbank Group's claims on banks and customers which are not held for trading and are not quoted on an active market are reported at amortized cost. Premiums and discounts are recognized in net interest income over the lifetime of the claim. The carrying amounts of claims to which micro fair value hedge accounting is applied are adjusted for the changes in fair value attributable to the hedged risk. Claims accounted for using the fair value option are reported at their fair value. For portfolio fair value hedges the changes in fair value are presented in a separate line item within assets Adjustment item portfolio fair value hedges.

(9) Provisions for possible loan losses

We make provision for default risks arising from lending business in the form of specific and portfolio valuation allowances.

We have formed specific valuation allowances according to uniform Group standards in order to cover the credit risks inherent in claims on customers and banks. Valuation allowances are established for a loan if it is probable on the basis of observable criteria that not all the payments of interest and principal will be made as agreed. The valuation allowance corresponds to the difference between the book value of the loan less the present value of the expected future cash flow.

In addition, we account for credit risk by means of portfolio valuation allowances. The level of the portfolio valuation allowances is determined using parameters derived from the Basel II system.

The total amount of the provision for possible loan losses, insofar as it relates to claims on the balance sheet, is deducted from the respective balance-sheet items. However, provision for risks in off-balance-sheet business – guarantees, endorsement liabilities, lending commitments – is shown as a provision for credit risks.

Unrecoverable accounts for which no specific valuation allowances have been formed are written off immediately. Amounts recovered on claims written-off are recognized in the income statement under the provision for possible loan losses. Impaired claims are (partially) written down, utilizing any specific valuation allowances, if such claims turn out to be partially or entirely unrecoverable. Portions of impaired claims in excess of the current provision for loan losses are also written off immediately if they are unrecoverable.

(10) Repurchase agreements and securities lending transactions

Repo transactions combine the spot purchase or sale of securities with their forward sale or repurchase, the counterparty being identical in both cases. The securities sold under repurchase agreements (spot sale) continue to be reported, and are measured, in the consolidated balance sheet as part of the securities portfolio. The inflow of liquidity from the repo transaction is shown in the balance sheet as a liability to either banks or customers, depending on the counterparty. The agreed interest payments, if they are not the result of trading transactions, are recorded as interest expense in the appropriate maturity categories.

The outflows of liquidity caused by reverse repos are recognized as claims on banks or customers and measured accordingly. The securities bought under repurchase agreements and on which the financial transaction is based (spot purchase) are not carried in the balance sheet, nor are they measured. The agreed interest payments from reverse repos, if they are not the result of trading transactions, are reported as interest income in the appropriate maturity categories. Claims arising from reverse repos are not netted against liabilities from repos involving the same counterparty.

We report securities lending transactions in a similar manner to securities repurchase agreements. Securities lent remain in our securities portfolio and are measured according to the rules of IAS 39. Borrowed securities do not appear in the balance sheet, nor are they valued. We show cash collateral which we have furnished for securities-lending transactions as a claim and collateral received as a liability.

(11) Value adjustment portfolio fair value hedges

The positive and negative changes in fair value of the hedged transactions for which portfolio fair value hedge accounting is used are shown in this item.

(12) Positive fair values attributable to derivative hedging instruments

Derivative financial instruments used for hedging purposes which qualify for hedge accounting and have a positive fair value are reported in this item. The hedging instruments are measured at fair value.

Listed hedging instruments are measured at market prices; for unlisted instruments comparative prices and internal valuation models (net present value or option price models) are used. In the fair value hedge accounting process the fair value obtained for the hedges is recorded in the income statement in the net result on hedge accounting within trading result. By contrast, effective portions of the gains and losses on cash flow hedges are recognized under valuation of cash flow hedges in equity.

(13) Assets held for trading purposes

Financial instruments (including precious metals) held for trading purposes are recognized in the balance sheet at their fair value on the balance-sheet date. Also shown at fair value are all derivative financial instruments which are not used as hedging instruments in hedge accounting and have a positive fair value. Lending commitments with a positive fair value are also included in this item.

For listed products market prices are used; for unlisted products comparable prices, indicative prices from pricing service providers or other banks (e.g. the lead manager) or internal valuation methods (present value or option price models) are used.

All realized gains and losses and any unrealized valuation gains and losses form part of the trading result in the income statement. Interest and dividend income from trading portfolios, less the expenses required to finance them, are also shown under this item.

(14) Financial investments

Financial investments consists of financial instruments not assigned to any other category. All bonds, notes and other interest-rate-related securities, shares and other equity-related securities and all investments and holdings in associated companies, as well as holdings in non-consolidated subsidiaries unless they must be treated as assets held for sale as defined in IFRS 5, are reported under financial investments. Material investments in associated companies are accounted for using the equity method; non-material associated companies are reported as investments in the financial investments.

Financial instruments from the loans and receivables category under this balance sheet item are measured at amortized cost. If holdings are reclassified, the fair value at the date of reclassification is recognized as the new carrying amount of these securities. The revaluation reserve net of deferred taxes existing at this point remains in the relevant item in equity and is amortized over the remaining term of the reclassified securities.

Portfolio items classified as available for sale are reported and valued at their fair value. It the fair value cannot be found on an active market, items are measured by means of comparable prices, indicative prices of pricing service providers or other banks (e.g. the lead manager) or internal valuation models (net present value or option pricing models). If in exceptional cases the fair value of equity instruments cannot be reliably determined, they are reported at historic cost less any necessary impairment.

Gains and losses in available for sale assets after deferred taxes are recognized in the revaluation reserve in equity. Realized gains and losses are only recognized in the income statement under net investment income if the holdings are sold or in the event of impairment.

Premiums and discounts are recognized in net interest income over the lifetime of the investment or security. Net interest income also shows interest income from bonds, dividends on shares including shares in unconsolidated affiliated companies and current profits or losses from equity investments.

If, however, an effective fair value hedge with a derivative financial instrument exists for financial instruments recognized here, that part of the change in fair value attributable to the hedged risk is shown as part of the trading result under the net result on hedge accounting. Changes in the fair values of financial investments to which the fair value option has been applied are recognized under net result from applying the fair value option, which is also part of the trading result.

In accordance with IAS 39.59 financial instruments reported under financial investments must be monitored for any indications of a loss (such as breach of contract, loss event, increased likelihood of bankruptcy proceedings or insolvency) incurred after the date of recognition that will lead to a reduction in the cash flow arising from them. An impairment exists when the net present value of the expected cash flow is lower than the carrying value of the financial instrument concerned. In the event of an impairment, the net change is no longer recognized under equity as part of the revaluation reserve but must be taken through the income statement under net investment income as an impairment charge.

In the case of equity instruments, the value of the asset is impaired, for instance, if the fair value is either significantly or persistently lower than the historic cost.

In the Commerzbank Group, equity instruments in the available for sale portfolio are written down if their fair value is lower than their historic cost either to a significant degree (≥20%) or for a considerable period (at least nine months). Besides these quantitative trigger events, the qualitative trigger events cited in IAS 39.59 are also taken into account in the monitoring process.

No write-ups through the income statement may be made for equity instruments categorized as available for sale; instead, they are recognized directly in the valuation reserve. Accordingly, the income statement is only affected in the event of impairment or disposal. Write-ups are never permitted on unlisted equity instruments for which it is not possible to determine a reliable fair value on a regular basis and that are therefore recognized at historic cost less any necessary impairment.

If any qualitative trigger events exist (IAS 39.59), debt instruments in the AfS portfolio are individually reviewed for impairment and, if necessary, written down. To make qualitative trigger events operative, additional indicators for an impairment have been developed in the Commerzbank Group. For example, an impairment charge for debt instruments in the AfS portfolio must generally be recognized if the debtor's rating is CCC or lower (see Note 80; S & P rating) and the fair value is lower than amortized cost.

If the reasons for an impairment of debt instruments categorized as available for sale cease to apply, the impairment of the debt instruments is reversed, but not to more than the level of amortized cost. Any amount exceeding amortized cost is recognized in the revaluation reserve.

For financial instruments categorized as loans and receivables impairments are recognized in a similar manner as in lending business (set out in note 5). Impairments are recognized in the income statement under net investment income. If the indicators for impairment of particular securities cease to apply or no longer suggest an impairment, the impairment of the securities may be reversed through profit or loss, but not to more than the level of amortized cost. Similarly, an improved risk environment can lead to the reversal of an impairment that was previously recognized at the portfolio level.

(15) Intangible assets

Intangible assets mainly consist of software, acquired brand names, customer relationships and goodwill, which are carried at amortized cost. Software and customer relationships and the brands stemming from the acquisition of Dresdner Bank are written off on a straight line basis due to their limited useful lives. For the other brands and goodwill impairment tests are carried out at least annually.

Impairment test methodology

All goodwill and brand names are allocated to the cash-generating units at the time of acquisition. The expected future economic benefits of these assets are tested at the level of the individual underlying cash generating units at least once annually at each balance-sheet date. In the process, the carrying amount of the capital employed in a cash generating unit (including the attributed goodwill) is compared with the recoverable amount of these assets. The recoverable amount is the higher of value in use and fair value less costs to sell. The value in use is based on the expected profitability of the unit and the cost of capital as set out in the medium-term planning for the individual segments approved by the board. The segments are described in note 43. If the value in use falls below the carrying amount, the fair value less costs to sell is also calculated. The higher of the two figures is reported.

Assumptions underlying the impairment testing

The discounted cash flow calculations are based on the medium-term planning for the segments. In addition to profitability projections this involves forecasts for risk weighted assets and capital employed. The main value drivers are receivables volumes, net interest income after provisioning and net commission income. Risk assets are a further sensitive planning parameter. The projections are based on forecasts from the economic research department for the macroeconomic outlook as well as other significant parameters such as movements in interest rates, exchange rates, equity and bond markets. Planning is based both on management's past experience and an assessment of risks and opportunities based on the forecasts.

Medium-term planning normally has a three-year horizon. In the Central and Eastern Europe (CEE) and Asset Based Finance (ABF) segments the bank does not expect to reach a profitability situation that is representative of the long-term outlook for these segments for another five years and is therefore using a planning horizon of six years for these segments for the purposes of impairment testing.

In calculating the discounted cash flow we use average risk-adjusted interest rates of between 12.1 % (previous year: 11.9 %) and 13.4 % (previous year: 12.4 %). A long-term growth rate of 2 % is assumed in all segments.

If there are objective indications that the economic benefits originally identified will no longer be realized, an impairment must initially be recognized on the cash-generating unit's goodwill and reported in a separate item in the income statement. Any impairment in excess of the goodwill is divided pro-rata between the unit's other assets.

The acquired rights to the Dresdner Kleinwort and Dresdner Bank brands were largely written off in the financial year 2009. The Dresdner Kleinwort brand is no longer in use by the bank and was written off in full in 2009. The Dresdner Bank brand will be written off on a straight line basis until the end of the second quarter of 2010. Thereafter this brand will only be used in branches within the city of Dresden. The Eurohypo brand was written off in full as a result of the annual impairment tests.

We amortize acquired customer relationships over a period of seven to fifteen years.

Software is amortized on a straight-line basis over its expected useful economic life of two to five years under operating expenses. Software includes both software developed in-house and acquired software. Software acquired in the Dresdner Bank acquisition will be amortized on a straight-line basis up to the migration date, provided it is no longer needed after this date.

Where the reason for an impairment recognized in previous financial years ceases to apply, the impairment of intangible assets is reversed but not to more than the level of amortized cost. Impairment reversals are not permitted for goodwill.

(16) Fixed assets

The land and buildings, and also office furniture and equipment, shown under this item are capitalized at cost, less regular depreciation. Impairments are made in an amount by which the book value exceeds the higher of fair value less costs to sell and the value in use of the asset.

Where the reason for recognizing an impairment in previous financial years ceases to apply, the impairment is reversed but not to more than the level of amortized cost.

In determining the useful life, the likely physical wear and tear, technical obsolescence and legal and contractual restrictions are taken into consideration. All fixed assets are depreciated or written off over the following periods, using the straight-line method:

	Expected useful life in years
Buildings	30 – 50
Office furniture and equipment	2 – 23

Office furniture and equipment acquired in the Dresdner Bank acquisition, for example IT hardware, branch furnishings and fixtures and fittings is depreciated on a straight line basis up to the migration date, provided it is no longer needed after this date.

In line with the materiality principle, purchases of low-value fixed assets are recognized immediately as operating expenses. Profits realized on the disposal of fixed assets appear under other income, with losses being shown under other expenses.

(17) Leasing

In accordance with IAS 17, a lease is classified as an operating lease if it does not substantially transfer to the lessee all the risks and rewards incidental to ownership. By contrast, leases where substantially all of the risks and rewards are transferred to the lessee are classified as finance leases. The present value of the lease payments is central to determining the risks and rewards of the lease. If the present value amounts to at least substantially all of the fair value of the leased asset, the lease is classified as a finance lease. The most commonly leased assets are properties and vehicles.

The Group as lessor

- Operating lease

  If the risks and rewards of ownership remain substantially with the lessor, the asset will continue to be reported on the balance sheet. Leased assets are reported in the balance sheet under other assets and are shown at cost, less regular depreciation over their useful economic lives and/or impairments. Unless a different distribution suggests itself in individual cases, the proceeds from leasing transactions are recognized on a straight-line basis over the lifetime of the lease and are shown under other result in the income statement.

- Finance leases

  If virtually all the risks and rewards relating to the leased asset are transferred to the lessee, the Commerzbank Group recognizes a claim on the lessee. The claim is shown at its net investment value at the inception of the lease. Leasing payments received are divided into an interest portion and a repayment portion. The income is recognized as interest income through profit or loss for the respective period.

  Real estate leasing agreements have a fixed basic rental period and generally include an option for the lessee to buy. The payments to be made by the lessee are calculated based on the total investment costs less the residual value of the leased asset as determined at the start of the leasing agreement. During the fixed basic rental period the lessee bears all the asset-related costs and the third-party costs of the leasing company. The risk of unexpected or partial loss of the leased asset is borne by the lessor.

Leasing agreements for moveable assets (vehicles, IT equipment) are structured as partially amortizing agreements with an option to purchase and can be terminated. Because the fixed rental period is shorter in relation to the normal length of use in the case of partially amortizing agreements, only part of the total investment costs are amortized.

Leases which may be terminated have no fixed rental period. In the event of termination a previously agreed final payment becomes due, which covers the portion of the total investment costs not yet amortized. If notice of termination is not given, the lease rolls over. The risk of unexpected or partial loss of the leased asset is again borne by the lessor.

The Group as lessee

Expenditure on operating leases is always recorded on a straight-line basis over the life of the leasing agreement and reported under operating expenses.

Finance leases where the Commerzbank Group is a lessee are of minor significance.

(18) Investment properties and assets and disposal groups held for sale

Investment properties are defined as land and buildings held for the purpose of earning rental income or because they are expected to increase in value. Commerzbank Group mainly holds properties acquired as a result of the realization of collateral.

Investment properties are valued at cost, including directly attributable transaction costs, on initial recognition in accordance with IAS 40. The fair value model is used for the subsequent valuation of investment property. Fair value is normally determined on the basis of annual valuations conducted by internal experts and on prices currently obtainable in the market. Properties used for commercial purposes are usually valued based on capitalized income; individual residential buildings are generally valued using the cost or sales comparison approach. Gains and losses arising from changes in fair value are shown under other result in the income statement for the period.

Current income and expenses are recognized in net interest income.

Non-current assets and disposal groups that can be sold in their current condition and whose sale is highly probable must be classified as held for sale. These assets must be valued at fair value less costs to sell in cases where this is lower than book value.

In view of their minor significance for the Commerzbank Group, these two categories are shown under other assets and other liabilities.

(19) Liabilities to banks and customers and securitized liabilities

Financial liabilities are recognized at amortized cost. The derivatives embedded in liabilities have been separated from their host debt instrument where this is required, measured at fair value and shown under either assets held for trading purposes or liabilities from trading activities. In micro fair value hedge accounting, hedged liabilities have been adjusted for the fair value attributable to the hedged risk. In portfolio fair value hedge accounting changes in fair value are reported under liabilities as adjustments in fair value attributable to portfolio fair value hedges. Liabilities for which the fair value option is used are recognized at their fair value.

(20) Negative fair values attributable to derivative hedging instruments

This item shows derivative financial instruments that are used for hedging purposes and qualify for hedge accounting if they have a negative fair value. The hedging instruments are measured at fair value.

Listed hedging instruments are measured at market prices; for unlisted instruments comparable prices and internal valuation models (net present value or option price models) are used. Under the terms of fair value hedges, changes in fair value of hedging instruments are reported in the net result on hedge accounting under trading result in the income statement. By contrast, we show the effective portions of gains and losses on cash flow hedges under valuation of cash flow hedges in equity.

(21) Liabilities from trading activities

Derivative financial instruments which are not used as hedging instruments in hedge accounting, lending commitments in the trading book which have a negative fair value and delivery obligations arising from short sales of securities are shown as liabilities from trading activities. Trading liabilities are recorded at fair value through profit and loss, with market prices are being used for listed financial instruments and comparable prices or internal valuation models (net present value or option pricing models) for unlisted products. All realized gains or losses and any unrealized valuation gains or losses are included in trading result in the income statement.

(22) Provisions

A provision must be shown if on the balance sheet date, as the result of an event in the past, a current legal or constructive obligation has arisen, an outflow of resources to meet this obligation is likely and it is possible to make a reliable estimate of the amount of this obligation. Accordingly we make provisions for liabilities of an uncertain amount to third parties and anticipated losses arising from pending transactions in the amount of the claims expected.

Discounting

The amount recognized as a provision represents the best possible estimate of the expense required to meet the current obligation as at the reporting date. The estimate takes account of risks and uncertainties. Provisions are recognized at their net present value if the effect of discounting is material.

The different types of provisions are allocated via various items in the income statement. Provisions for lending business are charged to the provision for possible loan losses and the provisions for restructuring to restructuring expenses. Other provisions are generally charged to operating expenses.

Restructuring provisions are recognized if the Commerzbank Group has a detailed formal restructuring plan and has already begun implementing this plan or has announced the main details of the restructuring. The detailed plan must contain information on the departments involved, the approximate number of staff whose jobs are affected by the restructuring, the costs involved and the period during which the restructuring will be carried out. The detailed plan must be communicated in such a way that those affected can expect it to be realized. The restructuring expenses item in the income statement contains further direct restructuring expenses which are not included in the restructuring provision.

(23) Provisions for pensions and similar commitments

The company pension arrangements for current and former employees of Commerzbank Aktiengesellschaft and a number of domestic subsidiaries, together with their surviving dependants, are based on a number of different benefit schemes (both defined-benefit and defined contribution plans).

In the defined contribution plans employees acquire a pension entitlement based on a contribution-related commitment from an external pension provider. To finance this the Group, together with its current employees, pays a fixed amount to external pension providers such as Versicherungsverein des Bankgewerbes a.G. (BVV), Berlin and Versorgungskasse des Bankgewerbes e.V., Berlin.

The level of current and future pension benefits is determined by contributions paid and the return earned on the assets. For these indirect systems the accounting standards laid down in IAS 19 for a defined contribution plan are applied, which means that the contributions paid to the external pension providers are recognized under personnel expenses. No provisions are formed.

The Group also operates defined benefit plans based on a direct pension commitment on the part of Commerzbank, where the level of the pension payment is fixed and dependent on factors such as age, salary level and length of service. IAS 19 accounting principles for defined benefit pension plans are applied to this pension system, which means that provisions are formed.

For employees entitled to pension benefits who joined Commerzbank AG and other consolidated companies before December 31, 2004, the pension entitlements are based on the regulations of the Commerzbank modular plan for pension benefits, known as CBA. The amount of the benefits under CBA consists of an initial module for the period up to December 31, 2004, plus a benefit module – possibly augmented by a dynamic module – for each contributory year from 2005 onwards. Staff joining the Bank after January 1, 2005 have pension rights under the Commerzbank capital plan for company pension benefits, known as CKA. The amount of the benefits paid under CKA consists of a contribution-based guaranteed payment for each contributory year from 2005 plus a performance-related bonus. Performance is measured throughout the period that contributions are paid until a pension is due.

From January 1, 2010 the direct pension arrangements for staff formerly employed by Dresdner Bank AG will also be based on the pension modules of the CBA. The transfer of staff to the CBA from January 1, 2010 will be based on the procedure used by Commerzbank in 2004 when it reorganized its company pensions for its own staff at the time. The pension entitlement of the staff of the former Dresdner Bank AG is based on an initial module for the period up to December 31, 2009 plus a benefit module – possibly augmented by a dynamic module – for each contributory year from 2010 onwards. The initial module is based on the entitlement which each employee had accumulated at the former Dresdner Bank AG by December 31, 2009.

In order to meet direct pension liabilities, cover assets have been transferred to a legally independent trustee, Commerzbank Pension Trust e.V. (CPT). As a result of the merger between Dresdner Bank Pension Trust e.V. and CPT on July 3, 2009 CPT has taken over the assets formerly held by Dresdner Bank Pension Trust e.V. as trustee.

Both sets of assets held by CPT qualify as plan assets within the meaning of IAS 19.7. Pursuant to IAS 19.54 the transferred assets may be netted with pension provisions, which results in a corresponding reduction in pension provisions within the Group.

Pension expense reported under personnel expenses for the direct pension commitments consist of two components: the service cost, representing the entitlements earned by members during the financial year; and the interest cost on the present value of the pension obligations, as the time when the pension obligations will have to be met has moved forward by one period. Set against this, the expected net income from the assets in the scheme reduces pension expense. Moreover, the level of pension expense continues to be affected by the amortization of actuarial gains or losses which have not yet been recognized in the income statement. If the direct pension commitments are changed and this leads to a change in the payment obligation, a past service cost (or income) is reported.

The size of the provision in accordance with IAS 19.54 is therefore as follows:

Present value of the defined-benefit obligation (DBO) for direct commitments
less fair value of plan assets
less/plus unrecognized actuarial gains or losses
less/plus any past service cost/income which has not yet been recorded

= level of the pension provision

For defined-benefit plans the pension provisions and similar obligations (e.g. age-related short-time working, early retirement and anniversary provisions) are calculated annually by an independent actuary using the projected unit credit method. This calculation is based on biometric assumptions (for example, Heubeck-Richttafeln 2005G), the current market interest rate for top-quality long-term corporate bonds and on assumptions for staff turnover and career trends as well as future rates of salary and pension increases.

According to IAS 19.92 ff., any actuarial profits and losses that have not yet been amortized do not have to be recognized until the reporting period in which they exceed or fall below the corridor of 10 % of the greater of the DBO or the fair value of the plan assets at the beginning of the period. Only that part comprising the amount that falls outside the corridor divided by the average expected remaining working lives of the employees covered by the plan has to be charged as an expense.

(24) Staff remuneration plans

a) Commerzbank AG

The Group has set up long-term performance plans (LTPs) for managers and other selected employees on an annual basis. Managers and staff at Commerzbank Aktiengesellschaft, various subsidiaries in Germany and at selected operational units outside Germany were eligible to participate in these plans. No payments were made under any LTPs in 2009. In financial year 2008 payments of €8m were made under the LTP for 2005. Under the LTP plans for 2006 to 2008, which are still ongoing, payments geared to the performance of the share price and the index are still possible. No new LTP was launched in 2009 and there are no plans to launch any more plans for the foreseeable future.

In order to participate in the LTPs, those eligible have to invest in Commerzbank shares. The extent to which staff below the level of the Board of Managing Directors participate in these plans depends on their function group (the possible amount ranges between 100 and 1,200 shares). At least one of the following conditions must be met for payments to be made under the LTPs:

- The following applies for 50 % of the shares from the staff member's own investment in the plan: Commerzbank shares must outperform the Dow Jones Euro Stoxx® banks index. For each one percentage point of outperformance a payment of €10 will be made, up to a maximum of €100 per share.
- The following applies for 50 % of the shares from the staff member's own investment in the plan: Commerzbank shares must rise in absolute terms. For a rise in the share price of at least 25 % a payment of €10 will be made; for each additional 3 percentage points an additional €10 will be paid, up to a maximum of €100 per share.

Eligible participants receive a maximum of €100 per share paid out in cash.

Payment of the LTP is dependent upon Commerzbank Aktiengesellschaft paying a dividend in the financial year in which the payment takes place.

The base price of the index for the performance comparison and the base price of the Commerzbank share is determined at the end of March of each issuing year.

- The base price for Commerzbank shares is the average of the daily Xetra closing prices in the first quarter of the issuing year, subsequently adjusted for corporate actions.
- The base price for the index is the average of the daily closing prices of the Dow Jones Euro Stoxx® banks index (price index) in the first quarter of the issuing year.

After three years, the base prices of the issuing year are compared with the data for the first quarter of the year in question to determine whether outperformance of at least one percentage point compared to the Dow Jones Euro Stoxx® banks index was achieved and/or the Commerzbank share price rose by at least 25 % compared with the base price.

In the event that none of the exercise criteria have been met after three years have elapsed, the comparison is repeated at annual intervals. The data from the issuing year remain the basis for comparison. If none of the performance targets have been achieved after five years, the plan is terminated. On each occasion that payments are made, members of the Board of Managing Directors invest 50 % of the gross payment in Commerzbank shares. The LTPs are accounted for as cash-settled share-based payment transactions.

b) Eurohypo AG

Eurohypo managers had a separate long-term incentive plan (LFI) from the financial year 2005. This was accounted for as a cash-settled share-based payment transaction in 2008 and was terminated during 2009. No new LFIs have been launched since 2006. Instead, members of the Board of Managing Directors of Eurohypo have been eligible to participate in the Commerzbank AG LTP from 2006, and all Eurohypo managers from 2007.

c) BRE Bank S.A.

In March 2008, BRE Bank S.A. launched two new share-based remuneration plans for the members of its Management Board. The first plan provides for the subscription of BRE Bank shares and the second for the subscription of Commerzbank shares. The members of the Management Board can participate in these plans from 2009 to 2018. Participation is, however, linked to various conditions, such as BRE Bank's return on equity and its net profit.

While the plan for the subscription of BRE Bank shares has the same conditions every year, the amount of Commerzbank shares subscribed is determined each year by their price during the last 30 days of their respective subscription dates. Both plans are classified as share-based payments settled in the form of equity instruments.

d) Other consolidated companies

In addition, it is possible for selected employees at other consolidated companies (e.g. comdirect bank AG) to participate through share ownership models in the performance of the respective companies. Payment in such cases depends on the extent to which fixed performance targets are attained. These models include direct investment in shares of the respective companies. Frequently, these are offered at reduced prices and/or in combination with call or put options. In addition, warrants and share subscription rights are also issued. Bonuses are also granted which may either be used to subscribe for shares or are paid out in cash. The observance of vesting periods and agreements for later repurchase determine whether additional income is received.

e) Dresdner Bank

The share-based plans in operation at the former Dresdner Bank (Group Equity Incentive Programme – GEI – and the Dresdner Kleinwort Stock Plan) are based on the performance of the Allianz share and therefore IFRS 2 does not apply to these plans. The resulting obligations are reported under other provisions (note 64). For the GEI plans the "change of control" clauses entered into effect after the announcement of the takeover by Commerzbank AG. All of the Restricted Stock Units (RSUs) were exercised on the takeover date (January 12, 2009). With the exception of a few special cases the majority of the Stock Appreciation Rights (SARs) lapsed in accordance with the GEI conditions, as the conditions of exercise were not met. The remaining SARs can be exercised in accordance with their particular expiry dates if the conditions are met, at the latest by the first quarter of 2013.

There is also the Dresdner Kleinwort Stock Plan, which was granted to selected employees of the Dresdner Kleinwort business segment which existed up until the takeover. A change of control clause was also triggered for this plan, under which the first half of the rights fell due on the takeover date. The second half will fall due twelve months after the first exercise date, i.e. in the first quarter of 2010.

f) Accounting and measurement

The staff compensation plans described here are accounted for under the rules of IFRS 2 – Share-based Payment. IFRS 2 distinguishes between share-based payments settled in the form of equity instruments and those settled in cash. For both forms, however, the granting of share-based payments has to be recognized at fair value in the annual financial statements. The majority of the staff compensation plans described above are classified and accounted for as cash-settled payment transactions

- Equity-settled share-based payment transactions
  The fair value of share-based payments settled in the form of equity instruments is recognized as personnel expense and reflected in equity in the capital reserve. The fair value at the time the awards are granted – with the exception of the effect of non-market-based exercise conditions – is recognized as an expense through profit or loss on a straight-line basis over the term during which the employee acquires an irrevocable entitlement to the awards. The amount recognized as an expense may only be adjusted if the Bank's estimates of the number of equity instruments to be finally issued change.

  If rights cannot be exercised because the conditions for exercise (e.g. a performance target) are not met, no change is made to the amounts already recognized in equity.

- Cash-settled share-based payment transactions
  The portion of the fair value of share-based payments settled in cash that relates to services performed up to the date of measurement is recognized as personnel expense while at the same time being recorded as a provision. The fair value is recalculated on every reporting date up to and including the date of settlement. Any change in the fair value of the provision is reflected in profit or loss. On the date of settlement, therefore, the provision must correspond as closely as possible to the amount payable to the eligible employees.

- Valuation models
  We have engaged external actuaries to calculate the fair values of the staff compensation plans that exist within Commerzbank Group. Either a Monte Carlo model or a binominal model is used for valuation purposes.

  A Monte Carlo simulation of changes which boost future share prices is applied to measure the awards granted under LTPs. The model is based on the assumption that stock yields are normally distributed in statistical terms around a mean corresponding to a risk-free investment in an interest-bearing security.

  An actuarial binominal model is generally used for determining the fair value of the options that exist under staff compensation plans in other consolidated companies. It takes into account the terms and conditions for granting such awards. The share price on each reporting date and the exercise price are calculated on the basis of the specific conditions and formulae linked to the after-tax profit of the companies in question and which are defined in the plans.

(25) Taxes on income

Current tax assets and liabilities are calculated on the basis of the expected payment to or rebate from each fiscal authority using the current tax rates applicable in the relevant country.

Deferred tax assets and liabilities are formed to reflect differences between the IFRS carrying amounts of assets or liabilities and the taxable value, provided that these temporary differences are likely to increase or reduce future taxes on income and there is no rule against disclosing them. In addition, deferred taxes are created for both tax loss carryforwards as well as for as yet unused tax credits. The valuation of deferred taxes is based on income tax rates already approved and applicable upon realization of the temporary differences.

Deferred tax assets on tax-reducing temporary differences, unused tax losses and unused tax credits are only recognized if and to the extent that it is probable that the same taxable entity will generate tax results in the foreseeable future with respect to the same fiscal authority.

Deferred tax assets and liabilities are recognized and continued – depending on the reason for the deferral – either under taxes on income in the income statement or directly in equity.

Income tax expenses or income are reported under taxes on income in the consolidated income statement.

Deferred tax assets and liabilities have been netted if there is a right to net current taxes on income and the deferred tax assets and liabilities relate to taxes on income levied by the same fiscal authority on the same taxable entity.

The definitions of current and deferred tax assets as well as of current and deferred tax liabilities are set out in Notes 56 and 65.

(26) Subordinated and hybrid capital

Under subordinated and hybrid capital we show issues of profit-sharing certificates, securitized and non-securitized subordinated liabilities as well as hybrid capital instruments. They are shown at amortized cost. Premiums and discounts are recognized under net interest income over the lifetime of the instrument.

(27) Trust transactions at third-party risk

Trust business involving the management or placing of assets for the account of others is not shown in the balance sheet. Commissions received from such business are included under net commission income in the income statement.

(28) Contingent liabilities and irrevocable lending commitments

This item mainly shows contingent liabilities arising from guarantees and indemnity agreements as well as irrevocable lending commitments at their nominal value.

Situations where the reporting company acts as guarantor to the creditor of a third party for the fulfilment of a liability of that third party must be shown as guarantees. Indemnity agreements include contractual obligations that involve taking responsibility for a particular outcome or performance.

All obligations that could incur a credit risk must be shown as irrevocable lending commitments provided they are not held for trading. These include obligations to grant loans (for example, lines that have been advised externally to customers), to buy securities or provide guarantees or acceptances.

Provisions for risks in respect of contingent liabilities and irrevocable lending commitments are included in provisions for possible loan losses.

Income from guarantees is reported in net commission income; the level of this income is determined by the application of agreed rates to the nominal amount of the guarantees.

(29) Treasury shares

Treasury shares held by Commerzbank Aktiengesellschaft on the balance sheet date are deducted directly from equity. Gains and losses resulting from Treasury shares have been netted against one another in equity.

The Special Fund for Financial Market Stabilization (SoFFin) and the silent participation by Allianz SE

The Special Fund for Financial Market Stabilization (SoFFin) provided Commerzbank with two silent participations each in an amount of €8.2bn on December 31, 2008 and June 4, 2009.

In addition, SoFFin received 295,338,233 no-par-value shares in Commerzbank Aktiengesellschaft at an issue price of €6.00 from a capital increase for cash contributions approved by the Annual General Meeting on May 16, 2009. As a result of this capital increase SoFFin has held a stake of 25% plus one share in the Company since June 4, 2009. The supplementary agreement of June 3, 2009 on the establishment of a silent partnership further grants SoFFin the right, in the event that its share in the Company's share capital were to be diluted by any corporate actions undertaken by the Company, to exchange the silent participation for shares in the Company provided certain conditions are met.

Furthermore, Commerzbank Aktiengesellschaft and Allianz concluded an agreement on June 3, 2009 on the establishment of a silent partnership, on the basis of which Allianz, acting through a subsidiary, provided Commerzbank Aktiengesellschaft with a silent participation of €750m.

Further details on these capital transactions are contained in note 69.

On December 31, 2008 SoFFin also guaranteed Commerzbank Group's bonds up to a maximum of €15bn.

On January 8, 2009 the Bank issued the first three-year bond guaranteed by SoFFin with a nominal value of €5bn and a coupon of 2.75 % p.a., maturing on January 13, 2012. SoFFin provided an unconditional and irrevocable guarantee for the repayment of the interest and principal as well as any other amounts payable on the bonds. A fee of 0.5 % p.a. will be charged on guaranteed bonds issued with a maturity of up to 12 months. Maturities of over one year will be subject to a rate of around 0.95 % p.a. Bonds guaranteed by SoFFin have a maximum maturity of 36 months.

The unutilized guarantee facility of €10 billion was returned in the third quarter of 2009.

Notes to the income statement

(30) Net interest income

€m	2009	2008	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	2,905	6,341	-54.2
Interest income from lending and money market transactions and from the loans and receivables portfolio	16,439	14,530	13.1
Interest income from lending and money market transactions and from securities to which the fair value option is applied	305	169	80.5
Early repayment penalties	74	35	.
Gains on the sale of loans and receivables and liabilities[1]	78	–	.
Dividends from securities	58	104	-44.2
Current result on investments and subsidiaries	92	66	39.4
Current result on investments in associated companies	15	40	-62.5
Current income from assets and liabilities held for sale as well as from investment properties	98	87	12.6
Other interest income	289	-	.
Interest income	20,353	21,372	-4.8
Interest paid on subordinated and hybrid capital	981	784	25.1
Interest paid on securitized liabilities	5,757	7,184	-19.9
Interest paid on other liabilities	5,950	7,401	-19.6
Interest expense from applying the fair value option[2]	332	35	.
Losses on the sale of loans and receivables and liabilities[1]	47	–	.
Losses from the sale of loans and receivables (from applying the fair value option) as well as from the sale of liabilities[1]	25	2	.
Current expenses from assets and liabilities held for sale as well as from investment properties	53	54	1.9
Other interest expense	19	1,183	-98.4
Interest expenses	13,164	16,643	-20.9
Total	**7,189**	**4,729**	**52.0**

[1] of which: €31m gains and €6m losses on the disposal of liabilities in the current financial year
[2] of which: €132m for subordinated and hybrid capital

There was an unwinding effect of €192m for commitments which have been terminated and impaired commercial real estate loans.

Net interest income includes €289m from derivative financial instruments not included in the trading book (previous year: €-1,183m).

The breakdown of interest income and interest expense from investment properties is as follows:

€ m	2009	2008	Change in %
Rental income	73	65	12.3
Other income	–	5	.
Total income	73	70	4.3
Building and occupancy expense for rented properties	32	41	–22.0
Building and occupancy expense for non-rented properties	–	–	.
Other expenses	7	3	.
Total expenses	**39**	**44**	**–11.4**

(31) Provisions for possible loan losses

The breakdown of provisions for possible loan losses in the consolidated income statement is as follows:

€ m	2009	2008	Change in %
Allocation to provisions	–5,305	–2,839	86.9
Reversals of provisions	1,315	1,580	–16.8
Direct write-downs	–402	–639	–37.1
Income received on written-down claims	178	43	.
Total	**–4,214**	**–1,855**	.

(32) Net commission income

€ m	2009	2008	Change in %
Securities transactions	1,406	947	48.5
Asset management	333	544	-38.8
Payment transactions and foreign commercial business	971	640	51.7
Real-estate business	247	412	40.0
Guarantees	471	358	31.6
Income from syndicated business	312	131	
Trust transactions at third-party risk	4	3	33.3
Other income	767	494	55.3
Commissions received	**4,511**	**3,529**	**27.8**
Securities transactions	131	67	95.5
Asset management	83	142	-41.5
Payment transactions and foreign commercial business	81	64	26.6
Real-estate business	43	81	-46.9
Guarantees	218	150	45.3
Income from syndicated business	5	8	-37.5
Trust transactions at third-party risk	–	–	
Other expenses	228	171	33.3
Commissions paid	**789**	**683**	**15.5**
Net commission income			
Securities transactions	1,275	880	44.9
Asset management	250	402	37.8
Payment transactions and foreign commercial business	890	576	54.5
Real-estate business	204	331	-38.4
Guarantees	253	208	21.6
Income from syndicated business	307	123	
Trust transactions at third-party risk	4	3	33.3
Other net commission income	539	323	66.9
Total	**3,722**	**2,846**	**30.8**

Commissions received include €911m and commissions paid €121m deriving from transactions in financial instruments that are not recorded at fair value through profit or loss.

The decline in the asset management item is mainly due to the deconsolidation of the four asset management companies of the cominvest Group.

(33) Trading result

Trading result is split into four components:

- Net result on trading in securities, promissory notes, precious metals and derivative instruments.
- Net result on the valuation of derivative financial instruments that do not qualify for hedge accounting.
- Net result on hedge accounting.
- Net result from applying the fair value option.

All financial instruments held for trading purposes are measured at their fair value. We use market prices to measure listed products, while internal price models (primarily net-present-value and option-price models) are used to determine the current value of unlisted trading transactions. Apart from the realized and unrealized gains and losses, trading result also includes interest and dividend income related to trading transactions and their funding costs.

€ m	2009	2008*	Change in %
Net result on trading	−1,245	734	.
Realizations	−24	−136	−82.4
Net valuation result	−1,861	−26	.
Net interest income	640	896	−28.6
Net result on the valuation of derivative financial instruments	−53	−1,007	−94.7
Net result on hedge accounting	101	56	80.4
Net result from applying the fair value option	839	−237	.
Realizations	1,032	−120	.
Net valuation result	−193	−117	65.0
Total	**−358**	**−454**	**−21.1**

Net interest income from trading is made up of €4,882m in interest income (previous year: €5,896m) and €4,242m in interest expense (previous year: €5,000m) for the funding of trading transactions. Net interest income from derivative financial instruments was €−416m in 2009 (previous year: €−176m).

The net result from applying the fair value option includes the changes in fair value of the underlying derivatives.

The net result on hedge accounting includes gains and losses on the valuation of effective hedges in fair value hedge accounting as well as the ineffective portion of cash flow hedges.

The breakdown is as follows:

€ m	2009	2008	Change in %
Fair value hedge			
Changes in fair value attributable to hedging instruments	2,719	−4,340	.
Micro fair value hedges	2,717	−4,340	.
Portfolio fair value hedges	2	–	.
Changes in fair value attributable to hedged items	−2,613	4,396	.
Micro fair value hedges	−2,612	4,396	.
Portfolio fair value hedges	−1	–	.
Cash flow hedge			
Result of effectively hedged cash flow hedges (ineffective part only)	−5	–	.
Total	**101**	**56**	**80.4**

* After counterparty default adjustments, see Note 2.

(34) Net investment income

Net investment income contains gains and losses on disposal and valuation (impairments) of securities in the loans and receivables and available-for-sale categories, equity investments, holdings in associated companies and holdings in subsidiaries that have not been consolidated.

€ m	2009	2008	Change in %
Net result from interest-bearing business	**–610**	**–777**	**–21.5**
in the available-for-sale category	–588	–580	1.4
Gains on disposals (rebooking from the revaluation reserve)[1]	271	286	–5.2
Losses on disposals (rebooking from the revaluation reserve)[1]	–355	–304	16.8
Net valuation result	–504	–562	–10.3
in the loans and receivables category	–22	–197	88.8
Gains on disposals	5	4	25.0
Losses on disposals	–	–38	.
Net valuation result[2]	–27	–163	–83.4
Net result from equity instruments	**1,027**	**112**	**.**
in the available-for-sale category	738	194	.
Gains on disposals (rebooking from the revaluation reserve)[1]	886	263	.
Losses on disposals (rebooking from the revaluation reserve)[1]	–148	–69	.
in the available-for-sale category, valued at cost of acquisition	542	264	.
Net valuation result	–209	–346	–39.6
Net result on disposals and valuation of holdings in associated companies	–44	–	.
Total	**417**	**–665**	**.**

[1] This includes transfers of €399m (previous year: €–114m) from the revaluation reserve created in the financial year 2009.
[2] This includes portfolio impairments of €25m (previous year: €25m) on financial assets classified as loans and receivables.

The net result from equity instruments includes +€0.6bn deriving from the disposal of companies which were classified as IFRS 5 until the date of disposal.

(35) Other result

The other result primarily comprises allocations to and reversals of provisions, income and expenses from operating leases as well as interim expenses and income attributable to hire-purchase agreements. Expenses and income arising from building and architects' fees relate to the construction management of our sub-group Commerz Real. Other taxes are also included in this item.

€ m	2009	2008	Change in %
Material other expenses	**507**	**376**	**34.8**
Expenses from operating leases	151	175	–13.7
Expenses arising from building and architects' services	58	47	23.4
Allocations to provisions	257	126	.
Hire-purchase expenses and interim costs	41	28	46.4
Material other income	**461**	**435**	**6.0**
Income from operating leases	163	182	–10.4
Reversals of provisions	190	134	41.8
Hire-purchase proceeds and interim income	38	37	2.7
Income from building and architects' services	63	55	14.5
Income from disposal of fixed assets	7	27	–74.1
Balance of sundry other expenses/income[1]	24	–86	.
Other result	**–22**	**–27**	**–18.5**

[1] of which €–10m (previous year: €22m) attributable to exchange rate movements

(36) Operating expenses

The Group's operating expenses of €9,004m consist of personnel expenses of €4,698m, other expenses of €3,768m and depreciation and amortization of office furniture and equipment, property and other intangible assets of €538m. The breakdown of operating expenses is as follows:

Personnel expenses

€ m	2009	2008	Change in %
Wages and salaries	4,341	2,366	83.5
Expenses for pensions and other employee benefits	357	133	.
Total	**4,698**	**2,499**	**88.0**

Personnel expenses include €501m expenses for social security contributions (previous year: €322m).

Other expenses

€ m	2009	2008	Change in %
Expenses for office space	867	557	55.7
IT expenses	1,150	484	.
Compulsory contributions, consulting, other operating and company-law expenses	780	448	74.1
Advertising, PR and promotional expenses, consulting	218	250	−12.8
Workplace expenses	276	197	40.1
Sundry expenses	477	213	.
Total	**3,768**	**2,149**	**75.3**

The auditors' fee (excluding VAT) of €36.3m recognized as expenses in Germany for the financial year breaks down as follows:

€ 1,000	2009	2008	Change in %
Audit of financial statements	17,358	11,905	45.8
Provision of other certificates or assessments	5,394	6,468	−16.6
Tax consulting services	913	224	.
Other services	12,608	2,156	.
Total	**36,273**	**20,753**	**74.8**

Of the expenses reported in 2009, €180 thousand relates to services provided during the financial year 2008.

Depreciation of office furniture and equipment, property and other intangible assets

€ m	2009	2008	Change in %
Office furniture and equipment	206	135	52.6
Property	38	39	−2.6
Other intangible assets	294	134	.
Total	**538**	**308**	**74.7**

The amortization of intangible assets includes an impairment charge of €25m (previous year: nil). There was an impairment charge of €8m (previous year: nil) on office furniture and equipment.

(37) Impairments of goodwill and brand names

€ m	2009	2008	Change in %
Goodwill	690	–	.
Brand names	78	–	.
Total	**768**	**–**	**.**

As part of the restructuring of the Bank's segments and the related change in cash generating units all goodwill and brand names were tested for impairment. An impairment of €690m was identified for the new Asset Based Finance segment.

The impairment of the brand names is due firstly to the full write-off of the Eurohypo brand as a result of the annual impairment test (see note 53). Moreover, the Dresdner Kleinwort brand is no longer in use since September 1, 2009. It has been rebranded as Commerzbank and has therefore also been written off.

(38) Restructuring expenses

€ m	2009	2008	Change in %
Expenses for restructuring measures introduced	1,621	25	.
Total	**1,621**	**25**	**.**

Restructuring expenses of €1,621m relate predominantly to the integration of Dresdner Bank AG within the Commerzbank Group (€1,548m) and are largely attributable to personnel expenses as well as the Organization and IT departments. The detailed planning for the "Growing Together" project was completed by the end of the third quarter of 2009 and the main expenses were incurred during this period. All measures in Germany and abroad were identified.

There were also integration expenses of €316m, which are included in operating expenses.

Other restructuring expenses of €73m stem from the strategic reorganization of the commercial real estate business at Eurohypo.

(39) Taxes on income

The breakdown of income tax expense is as follows:

€ m	2009	2008*	Change in %
Current taxes on income	199	242	-17.8
Tax expenses / income for the current year	314	236	33.1
Tax expenses / income for the previous year	−115	6	.
Deferred taxes on income	−225	−708	-68.2
Tax expenses / income due to change in temporary differences and loss carryforwards	−628	−143	.
Tax rate differences	54	−158	.
Tax expense due to write-offs of deferred taxes previously recognized on loss carryforwards	349	–	.
Tax income from previously unrecognized tax carryforwards	–	−407	.
Total	**−26**	**−466**	**−94.4**

The combined income tax rate applicable to Commerzbank Aktiengesellschaft and its German subsidiaries was 30.9 %.

In light of the takeover of Dresdner Bank AG and the funding provided by the Special Fund for Financial Market Stabilization (SoFFin), the time horizon for operational planning has been substantially extended. This led to a corresponding extension of the tax-planning time horizon for measuring deferred tax assets in the 2008 accounts. The extended planning horizon for operational results produced for SoFFin was not updated in 2009 and instead we only produced a medium-term operational plan. As a result, Commerzbank has decided to limit the tax planning horizon to five years again. This represents a change in accounting estimates as defined by IAS 8. The impact of this change cannot be determined precisely due to the absence of a ten-year tax plan. The maximum additional tax expense would not exceed around €190m, so that the consolidated tax expense would have been €−216m without this effect.

The following reconciliation shows the relationship between pre-tax result under IFRS and taxes on income in the past financial year.

The Group income tax rate selected as a basis for the reconciliation is made up of the corporate income tax rate of 15.0 % applied in Germany, plus the solidarity surcharge of 5.5 %, and an average rate of 15.0 % for trade tax. This produces a German income tax rate of 30.9 %.

Income tax effects result from discrepancies between the tax rates applying to foreign units. Tax rates outside Germany ranged between 0 % (Dubai) and 46 % (New York).

As at December 31, 2009 the Group tax ratio was 0.6 % (2008: 115.4 %). The volatility is largely due to the treatment of tax deferrals relating to tax loss carryforwards and the losses incurred in 2009.

* After counterparty default adjustments, see Note 2.

€ m	2009	2008*
Net pre-tax result according to IFRS	**–4,659**	**–407**
Group's income-tax rate (%)	30.9	30.9
Calculated income-tax payments in financial year	**–1,437**	**–125**
Effects due to differing tax rates affecting income during periods in question	54	–158
Impact of the recognition of deferred taxes on loss carryforwards due to updated long-term planning	–	–407
Effects from non-deductible operating expenses and tax-exempt income	–62	180
Deferred tax assets not recognized	1,506	34
Effects of additions and deductions for trade earnings tax	9	20
Other effects	–96	–10
Taxes on income	**–26**	**–466**

The table below shows the value of current and deferred taxes resulting from items that were directly credited or debited to equity:

Taxes on income not recognized in the income statement | € m	31.12.2009	31.12.2008	Change in %
Current taxes on income	–	36	.
Deferred taxes on income	1,347	1,605	–16.1
Valuation differences from cash flow hedges	526	585	–10.1
Revaluation reserve	856	1,071	–20.1
Loss carryforwards	100	42	.
Other	–35	–93	–62.4
Total	**1,347**	**1,641**	**–17.9**

(40) Other net result

Other net result consists of impairments/impairment reversals, realized gains on disposal and subsequent recoveries on written-down financial instruments (see note 5). The net interest result lists the interest components from the net interest income and trading result notes by IAS 39 category.

€ m	2009	2008*	Change in %
Net gains/losses from			
Assets held for trading purposes and liabilities from trading activities	–1,837	–1,113	65.0
Applying the fair value option	839	–237	.
Available-for-sale financial assets	439	–468	.
Loans and receivables	–4,236	–2,052	.
Other financial liabilities	–	–	.
Net interest income from			
Assets held for trading purposes and liabilities from trading activities	1,056	1,072	–1.5
Applying the fair value option	–27	134	.
Available-for-sale financial assets	2,905	6,341	–54.2
Loans and receivables	16,513	14,565	13.4
Other financial liabilities	–12,707	–15,369	–17.3

* After counterparty default adjustments, see Note 2.

(41) Earnings per share

	31.12.2009	31.12.2008*	Change in %
Operating profit (€ m)	–2,270	–382	.
Consolidated surplus attributable to Commerzbank shareholders (€ m)	–4,537	–	.
Average number of ordinary shares issued (units)	1,031,871,714	677,026,389	52.4
Operating profit per share (€)	–2.20	–0.56	.
Earnings per share (€)	–4.40	0.00	.

Earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus attributable to Commerzbank shareholders. No conversion or option rights were outstanding in the past financial year and on December 31, 2009, as in the previous year. No diluted earnings per share were therefore reported.

(42) Cost / income ratio

	2009 in %	2008* in %	Change in % points
Cost / income ratio before restructuring expenses	82.2	77.1	5.1

The cost / income ratio is the ratio of operating expenses to income before provisions.

(43) Segment reporting

Segment reporting reflects the results of the operating business segments within the Commerzbank Group. The following segment information is based on IFRS 8 "Operating Segments", which follows what is described as the management approach. In accordance with this standard, segment information must be prepared on the basis of the internal reporting information used by the "chief operating decision maker" to assess the performance of the operating segments and make decisions regarding the allocation of resources to the operating segments. Within the Commerzbank Group, the function of "chief operating decision maker" is exercised by the Board of Managing Directors.

Our segment reporting covers six operating segments and the Others and Consolidation segment. This reflects the Commerzbank Group's organizational structure and forms the basis for internal management reporting. The business segments are divided up on the basis of distinctions between products, services and / or customer target groups. Segment reporting reflects the new Group structure of Commerzbank AG, which was implemented on July 1, 2009. A significant change from the Group structure up to this point is that all commercial real estate and ship financing activities in Germany and abroad and the Public Finance business have been merged into the new Asset Based Finance segment. The Group's workout portfolios, which include troubled assets as well as positions that are unimpaired but no longer match our client-centric business model, have been concentrated in the Portfolio Restructuring Unit. Measurement effects from the takeover of Dresdner Bank which were previously reported under "Others and Consolidation" have now been allocated to the relevant segments. As part of the further refinement of the segments' business models additional slight adjustments were made in the allocation of customers to the segments. Furthermore, as part of the general harmonization of personnel data a unified method of counting certain employee groups has now been introduced. The figures for the previous quarters and 2008 have been restated accordingly.

* After counterparty default adjustments, see Note 2.

The figures for 2009 refer to the new Commerzbank Group following the acquisition of Dresdner Bank. The comparative figures for 2008 contain the contributions of the business segments to Group results prior to the acquisition of Dresdner Bank.

- The Private Customers segment contains the four business areas Private and Business Customers, Wealth Management, Direct Banking and Credit. The classic branch banking business is contained in the Private and Business Customers business area. Wealth Management provides services to wealthy clients in Germany and abroad and contains the Group's portfolio management activities. Direct Banking encompasses the activities of the comdirect bank group and all call centre services for our customers. Credit is the central business area responsible for lending operations with the above-mentioned customer groups.
- The Mittelstandsbank segment includes the Corporate Banking and Financial Institutions business areas. Corporate Banking serves small and mid-sized businesses, large customers and international customers. In addition, this business area also houses the competence centre for customers from the Renewable Energies sector and services public sector and institutional customers. Our comprehensive service offering includes payments, flexible financing solutions, interest rate and currency management products, professional investment advisory services and innovative investment banking solutions. With our foreign branch offices we act as a strategic partner for both the international activities of our German corporate customers and for international companies with business activities in our home market of Germany. The Financial Institutions business area is responsible for our relationships with German and foreign banks, other financial institutions and central banks. The business area offers these customers comprehensive advice and support, with a strategic focus on handling foreign trade. Financial Institutions also uses a network of over 6,000 correspondent banks together with business relationships in emerging markets to promote the Group's foreign trade activities throughout the world. It also assists other business areas in their international strategies.
- Central and Eastern Europe contains the operations of our subsidiaries, branches and investments in the Central and Eastern Europe region (particularly BRE Bank and Bank Forum). These are grouped together under a management holding company, which acts as the operational management unit, as the interface between the local units and the central departments in Germany and as the strategic decision-maker. The emphasis is on private and business customers and customer-oriented investment banking. These entities are the contact points for local companies in Central and Eastern Europe, as well as for cross-border business.
- Corporates & Markets consists of four major businesses. Equity Markets & Commodities trades in equities, equity derivatives and commodities products and contains the related sales resources. Fixed Income & Currencies handles trading and sales of interest rate and currency instruments together with related derivatives as well as the central credit portfolio management operations of the Corporates & Markets segment. Corporate Finance is active in equity and debt capital financing and advisory services. In addition, Corporates & Markets houses the Group's client relationship management activities with a focus on the 100 biggest German corporates and insurers.
- The Asset Based Finance segment groups together the results from the business areas Commercial Real Estate (CRE) Germany, CRE International, Public Finance, Asset Management and Leasing as well as Ship Financing. CRE Germany, CRE International and Public Finance belong almost completely to the Commerzbank subsidiary Eurohypo AG. The Asset Management and Leasing area primarily includes the activities of our subsidiary Commerz Real AG. And finally the Ship Financing area groups together the ship financing of the Commerzbank Group in our subsidiary Deutsche Schiffsbank AG.
- The Portfolio Restructuring Unit (PRU) is responsible for managing down assets related to discontinued proprietary trading and investment activities which no longer fit into Commerzbank AG's client-centric strategy. The segment's goal is to reduce the portfolio in such a way as to preserve maximum value. The positions managed by this segment include asset-backed securities (ABSs) not guaranteed by the state, other structured credit products, proprietary trading positions in corporate or financial bonds and exotic credit derivatives. These positions were mainly transferred from the Corporates & Markets and Commercial Real Estate segments to the Portfolio Restructuring Unit.
- The Others and Consolidation segment contains the income and expenses which are not attributable to the operational business segments. The reporting for this segment includes equity participations which are not assigned to the operating segments as well as other international asset management activities and Group Treasury. The costs of the service units are also shown here, which – except for integration and restructuring costs – are charged in full to the segments. Consolidation includes

expenses and income items that reconcile the internal management reporting figures shown in the segment reports with the Group financial statements prepared under IFRS. The costs of the Group controlling units are also shown here, which – except for integration and restructuring costs – are also charged in full to the segments.

The results generated by each segment are measured in terms of operating profit and pre-tax result, as well as the return on equity and cost/income ratios. In the statement of pre-tax results, minority interests are included in both the result and the average capital employed. All the revenue for which a segment is responsible is thus reflected in pre-tax result.

The return on equity is calculated from the ratio between operating, pre-tax result and average capital employed. It shows the return on the capital employed in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments and shows the relationship of operating expenses to income before provisions.

Income and expenses are shown in segment reporting by originating unit and at market rates, with the market interest rate applied in the case of interest rate activities. Net interest income reflects the actual funding costs of the equity capital assigned to the respective business segments. The Group's return on capital employed is allocated to the net interest income of the various segments in proportion to the average capital employed in the segment. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average capital employed is calculated in 2009 using the Basel II system, based on the computed average risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The regulatory capital requirement for risk-weighted assets assumed for segment reporting purposes is 7 %.

The segment reporting of the Commerzbank Group shows the segments' pre-tax results. To reduce the economic earnings effect from specific tax-induced transactions in the Corporates & Markets segment in this reporting, the net interest income of Corporates & Markets includes a pre-tax equivalent of the after-tax income from these transactions. When segment reporting is reconciled with the figures from external accounting this pre-tax equivalent is eliminated in Others and Consolidation.

Current income from investments in associates was €–30m (previous year: €40m) and was divided over the segments as follows: Private Customers €11m (previous year: nil), Mittelstandsbank €4m (previous year: €4m), Corporate & Markets €–2m (previous year: nil), Asset Based Finance €–44m (previous year: €32m) and Others and Consolidation €1m (previous year: €4m). The carrying amounts of associated companies were €378m (previous year: €296m) and are divided over the segments as follows: Private Customers €174m (previous year: nil), Mittelstandsbank €40m (previous year: €35m), Corporate & Markets €19m (previous year: nil), Asset Based Finance €71m (previous year: €243m) and Others and Consolidation €74m (previous year: €18m).

The operating expenses shown in the operating result consist of personnel costs, other expenses, depreciation of fixed assets and amortization of other intangible assets. Restructuring expenses are stated beneath operating profit in pre-tax result. Operating expenses are attributed to the individual segments on the basis of cost causation. Indirect costs arising from the performance of internal services are charged to the user and credited to the segment performing the service. The provision of intra-group services is charged at market prices or at full cost.

The tables below contain information on the segments for the financial years 2008 and 2009.

Breakdown, by segment

2009 financial year | € m	Private Customers	Mittelstandsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	2,223	2,143	681	784	1,073	254	31	7,189
Provision for possible loan losses	–246	–954	–812	–289	–1,588	–327	2	–4,214
Net interest income after provisioning	1,977	1,189	–131	495	–515	–73	33	2,975
Net commission income	2,147	880	174	351	297	8	–135	3,722
Trading result	10	–93	79	671	197	–813	–409	–358
Net investment income	–4	10	–14	27	–87	–441	926	417
Other result	–98	–68	6	15	–65	2	186	–22
Revenue before provisioning	*4,278*	*2,872*	*926*	*1,848*	*1,415*	*–990*	*599*	*10,948*
Revenue after provisioning	*4,032*	*1,918*	*114*	*1,559*	*–173*	*–1,317*	*601*	*6,734*
Operating expenses	3,862	1,334	488	1,980	664	146	530	9,004
Operating profit	**170**	**584**	**–374**	**–421**	**–837**	**–1,463**	**71**	**–2,270**
Impairments of goodwill and brand names	–	–	–	23	745	–	–	768
Restructuring expenses	338	74	5	128	56	2	1,018	1,621
Pre-tax result	**–168**	**510**	**–379**	**–572**	**–1,638**	**–1,465**	**–947**	**–4,659**
Assets	**69,220**	**82,350**	**25,761**	**304,676**	**261,455**	**26,357**	**74,284**	**844,103**
Average equity tied up	**3,256**	**5,406**	**1,602**	**4,643**	**6,821**	**1,854**	**6,232**	**29,814**
Operating return on equity (%)	**5.2**	**10.8**	**–23.3**	**–9.1**	**–12.3**	–	–	**–7.6**
Cost/income ratio in operating business (%)	**90.3**	**46.4**	**52.7**	**107.1**	**46.9**	–	–	**82.2**
Return on equity of pre-tax result (%)	**–5.2**	**9.4**	**–23.7**	**–12.3**	**–24.0**	–	–	**–15.6**
Staff (average no.)	22,781	5,665	10,513	3,006	1,995	57	19,250	63,267

Breakdown, by segment

2008* financial year | € m	Private Customers	Mittelstandsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	1,212	1,260	667	257	1,183	164	–14	4,729
Provision for possible loan losses	–19	–286	–190	–363	–900	–68	–29	–1,855
Net interest income after provisioning	1,193	974	477	–106	283	96	–43	2,874
Net commission income	1,285	645	197	121	414	–	184	2,846
Trading result	–1	2	93	585	–821	–245	–67	–454
Net investment income	–28	–12	69	19	–126	–757	170	–665
Other result	–11	–74	29	63	–51	–2	19	–27
Revenue before provisioning	*2,457*	*1,821*	*1,055*	*1,045*	*599*	*–840*	*292*	*6,429*
Revenue after provisioning	*2,438*	*1,535*	*865*	*682*	*–301*	*–908*	*263*	*4,574*
Operating expenses	1,869	816	552	745	647	–	327	4,956
Operating profit	**569**	**719**	**313**	**–63**	**–948**	**–908**	**–64**	**–382**
Impairments of goodwill and brand names	–	–	–	–	–	–	–	–
Restructuring expenses	–	–	–	–	25	–	–	25
Pre-tax result	**569**	**719**	**313**	**–63**	**–973**	**–908**	**–64**	**–407**
Assets	**38,596**	**74,675**	**27,799**	**138,159**	**279,344**	**14,517**	**52,134**	**625,224**
Average equity tied up	**1,380**	**3,467**	**1,809**	**1,927**	**6,747**	**284**	**–905**	**14,709**
Operating return on equity (%)[1]	**41.2**	**20.7**	**17.3**	**–3.3**	**–14.1**	**–**	**–**	**–2.6**
Cost/income ratio in operating business (%)	**76.1**	**44.8**	**52.3**	**71.3**	**108.0**	**–**	**–**	**77.1**
Return on equity of pre-tax result (%)	**41.2**	**20.7**	**17.3**	**–3.3**	**–14.4**	**–**	**–**	**–2.8**
Staff (average no.)	11,980	4,359	9,538	1,974	2,011	–	9,377	39,239

* After counterparty default adjustments, see Note 2.

Details for Others and Consolidation

€ m	2009			2008		
	Others	Consolidation	Others and Consolidation	Others	Consolidation	Others and Consolidation
Net interest income	-7	38	31	9	-23	-14
Provision for possible loan losses	2	–	2	-29	–	-29
Net interest income after provisioning	-5	38	33	-20	-23	-43
Net commission income	-3	-132	-135	186	-2	184
Trading result	-185	-224	-409	-50	-17	-67
Net investment income	930	-4	926	170	–	170
Other result	114	72	186	12	7	19
Revenue before provisioning	*849*	*-250*	*599*	*327*	*-35*	*292*
Revenue after provisioning	*851*	*-250*	*601*	*298*	*-35*	*263*
Operating expenses	490	40	530	289	38	327
Operating profit	**361**	**-290**	**71**	**9**	**-73**	**-64**
Impairments of goodwill and brand names	–	–	–	–	–	–
Restructuring expenses	676	342	1,018	–	–	–
Result from ordinary activities / Pre-tax result	**-315**	**-632**	**-947**	**9**	**-73**	**-64**
Assets	**74,284**	**–**	**74,284**	**52,134**	**–**	**52,134**

There are two notes relating to the Others and Consolidation segment:

- To facilitate comparison, the results from the market segments cover the period from January 1 to December 31, 2009. The difference compared with the Group result – which only contains the period from January 13 to December 31 for Dresdner Bank – is recognized in the Other column.
- Data is allocated to Others and Consolidation on the basis of the current structure. During the second half of 2009 the review of whether some of this data should be allocated to other segments was completed.

Under Consolidation we report consolidation and reconciliation items between the results of the segments and the Other category on the one hand and the consolidated financial statements on the other. This includes the following items among others:

- Measurement effects from the application of hedge accounting to intra-bank transactions as per IAS 39 are shown in Consolidation.
- The pre-tax equivalent from tax-induced transactions allocated to the Corporates & Markets segment in net interest income is eliminated again under Consolidation.
- Gains and losses on the valuation of own bonds incurred in the segments are eliminated under Consolidation.
- Other consolidation effects from internal transactions are also reported here.
- Restructuring expenses in the Group controlling units are reported under Consolidation.

Quarterly results, by segment

1st quarter 2009* | € m	Private Customers	Mittel-standsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	567	546	166	179	252	72	–90	1,692
Provision for possible loan losses	–49	–90	–173	–254	–207	–70	–1	–844
Net interest income after provisioning	518	456	–7	–75	45	2	–91	848
Net commission income	506	238	33	79	63	11	–80	850
Trading result	3	10	29	574	262	–1,260	–145	–527
Net investment income	–1	–	–5	–19	–43	–135	589	386
Other result	–3	–54	6	–15	3	–	–8	–71
Revenue before provisioning	*1,072*	*740*	*229*	*798*	*537*	*–1,312*	*266*	*2,330*
Revenue after provisioning	*1,023*	*650*	*56*	*544*	*330*	*–1,382*	*265*	*1,486*
Operating expenses	980	332	115	501	168	33	–48	2,081
Operating profit	**43**	**318**	**-59**	**43**	**162**	**–1,415**	**313**	**–595**
Impairments of goodwill and brand names	–	–	–	–	–	–	–	–
Restructuring expenses	51	17	–	62	–	3	156	289
Pre-tax result	**–8**	**301**	**–59**	**–19**	**162**	**–1,418**	**157**	**–884**

2nd quarter 2009* | € m	Private Customers	Mittel-standsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	565	540	166	197	321	65	–16	1,838
Provision for possible loan losses	–55	–236	–201	34	–358	–169	–8	–993
Net interest income after provisioning	510	304	–35	231	–37	–104	–24	845
Net commission income	536	210	47	92	75	1	–14	947
Trading result	–3	–42	19	186	–73	23	–39	71
Net investment income	–7	–1	–1	–6	3	–130	314	172
Other result	–14	–5	5	18	–1	–	2	5
Revenue before provisioning	*1,077*	*702*	*236*	*487*	*325*	*–41*	*247*	*3,033*
Revenue after provisioning	*1,022*	*466*	*35*	*521*	*–33*	*–210*	*239*	*2,040*
Operating expenses	962	342	116	521	169	32	121	2,263
Operating profit	**60**	**124**	**-81**	**–**	**–202**	**–242**	**118**	**–223**
Impairments of goodwill and brand names	–	–	–	–	70	–	–	70
Restructuring expenses	43	8	–	63	46	–1	57	216
Pre-tax result	**17**	**116**	**-81**	**–63**	**–318**	**–241**	**61**	**–509**

* After counterparty default adjustments, see Note 2.

3rd quarter 2009 | € m	Private Customers	Mittelstandsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	544	503	165	265	242	52	–2	1,769
Provision for possible loan losses	–70	–330	–142	–44	–372	–99	4	–1,053
Net interest income after provisioning	474	173	23	221	–130	–47	2	716
Net commission income	562	215	47	94	66	–2	–29	953
Trading result	6	–55	15	48	69	696	–120	659
Net investment income	13	7	–3	28	–2	–111	14	–54
Other result	–59	63	1	6	15	–	86	112
Revenue before provisioning	*1,066*	*733*	*225*	*441*	*390*	*635*	*–51*	*3,439*
Revenue after provisioning	*996*	*403*	*83*	*397*	*18*	*536*	*–47*	*2,386*
Operating expenses	949	339	120	490	159	40	167	2,264
Operating profit	**47**	**64**	**–37**	**–93**	**–141**	**496**	**–214**	**122**
Impairments of goodwill and brand names	–	–	–	21	624	–	1	646
Restructuring expenses	192	50	–	79	8	–	575	904
Pre-tax result	**–145**	**14**	**–37**	**–193**	**–773**	**496**	**–790**	**–1,428**

4th quarter 2009 | € m	Private Customers	Mittelstandsbank	Central & Eastern Europe	Corporates & Markets	Asset Based Finance	Portfolio Restructuring Unit	Others and Consolidation	Group
Net interest income	547	554	184	143	258	65	139	1,890
Provision for possible loan losses	–72	–298	–296	–25	–651	11	7	–1,324
Net interest income after provisioning	475	256	–112	118	–393	76	146	566
Net commission income	543	217	47	86	93	–2	–12	972
Trading result	4	–6	16	–137	–61	–272	–105	–561
Net investment income	–9	4	–5	24	–45	–65	9	–87
Other result	–22	–72	–6	6	–82	2	106	–68
Revenue before provisioning	*1,063*	*697*	*236*	*122*	*163*	*–272*	*137*	*2,146*
Revenue after provisioning	*991*	*399*	*–60*	*97*	*–488*	*–261*	*144*	*822*
Operating expenses	971	321	137	468	168	41	290	2,396
Operating profit	**20**	**78**	**–197**	**–371**	**–656**	**–302**	**–146**	**–1,574**
Impairments of goodwill and brand names	–	–	–	2	51	–	–1	52
Restructuring expenses	52	–1	5	–76	2	–	230	212
Pre-tax result	**–32**	**79**	**–202**	**–297**	**–709**	**–302**	**–375**	**–1,838**

Results, by geographical markets

When the respective segments are assigned on the basis of the registered office of the branch or group company the following breakdown results:

2009 financial year | € m	Germany	Europe without Germany	America	Asia	Other countries	Total
Net interest income	4,644	2,109	334	101	1	7,189
Provision for possible loan losses	–1,915	–1,767	–512	–21	1	–4,214
Net interest income after provisioning	2,729	342	–178	80	2	2,975
Net commission income	3,131	495	64	32		3,722
Trading result	790	–910	–155	–83		–358
Net investment income	691	–118	–170	14		417
Other result	–72	–6	78	–24	2	22
Revenue before provisioning	*9,184*	*1,570*	*151*	*40*	*3*	*10,948*
Revenue after provisioning	*7,269*	*–197*	*–361*	*19*	*4*	*6,734*
Operating expenses	6,908	1,698	271	124	3	9,004
Operating profit	**361**	**–1,895**	**–632**	**–105**	**1**	**–2,270**
Risk-weighted assets[1]	**147,472**	**77,899**	**16,558**	**4,294**	**90**	**246,317**

[1] Instead of non-current assets we report the risk assets for credit risks here.

In 2008 we achieved the following results in the geographical markets:

2008* financial year | € m	Germany	Europe without Germany	America	Asia	Other countries	Total
Net interest income	3,010	1,257	385	76		4,729
Provision for possible loan losses	–612	–827	–379	–39	2	–1,855
Net interest income after provisioning	2,398	430	6	37	3	2,874
Net commission income	2,341	510	–32	26		2,846
Trading result	–740	416	–153	21	2	–454
Net investment income	–80	–13	–573	1		–665
Other result	–60	8	–	25		–27
Revenue before provisioning	*4,471*	*2,178*	*–373*	*149*	*4*	*6,429*
Revenue after provisioning	*3,859*	*1,351*	*–752*	*110*	*6*	*4,574*
Operating expenses	3,759	1,013	109	69	6	4,956
Operating profit	**100**	**338**	**–861**	**41**	–	**–382**
Risk-weighted assets[1]	**159,506**	**34,119**	**9,709**	**3,955**	**148**	**207,437**

[1] Instead of non-current assets we report the risk assets for credit risks here.

As a result of the acquisition of Dresdner Bank, a breakdown of Commerzbank AG's total income by products and services can only be made once the new organization's product and service definitions have been harmonized.

* After counterparty default adjustments, see Note 2.

Notes to the balance sheet

(44) Cash reserve

We include the following items in the cash reserve:

€ m	31.12.2009	31.12.2008	Change in %
Cash on hand	1,338	892	50.0
Balances with central banks	7,842	5,294	48.1
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks	1,149	380	.
Total	**10,329**	**6,566**	**57.3**

The balances with central banks include claims on the Bundesbank totalling €3,633m (previous year: €4,136m). The average minimum reserve requirement for the period December 2009 to January 2010 amounted to €4,349m (previous year: €3,161m). Minimum reserve requirements are measured on the basis of average credit balances, so there were no restrictions on access to balances held at Deutsche Bundesbank.

(45) Claims on banks

	total			due on demand		other claims	
€ m	31.12.2009	31.12.2008	Change in %	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Banks in Germany	32,331	29,504	9.6	13,568	8,524	18,763	20,980
Banks outside Germany	74,878	33,731	.	22,996	10,516	51,882	23,215
Total	**107,209**	**63,235**	**69.5**	**36,564**	**19,040**	**70,645**	**44,195**
of which relate to the category:							
Loans and receivables	106,510	63,235	68.4				
Available-for-sale financial assets	–	–	.				
Applying the fair value option	699	–	.				

Claims on banks after deduction of loan loss provisions were €106,689m (previous year: €62,969m).

The table below shows a breakdown of claims on banks by the main business types:

€ m	31.12.2009	31.12.2008	Change in %
Collateralized claims from money market operations	58,863	22,757	.
Claims from money market trading	16,312	8,100	.
Promissory notes	12,831	17,028	–24.6
Other claims	19,203	15,350	25.1
Total	**107,209**	**63,235**	**69.5**

The promissory note loans and other claims on banks include €10,080m of public-sector loans (previous year: €13,981m) extended by the Pfandbrief banks and mortgage banks.

(46) Claims on customers

The claims on customers break down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Claims on customers in Germany	217,987	180,121	21.0
Claims on customers outside Germany	143,496	110,027	30.4
Total	**361,483**	**290,148**	**24.6**
of which relate to the category: Loans and receivables	358,347	286,030	25.3
Available-for-sale financial assets	–	–	.
Applying the fair value option	3,136	4,118	–23.8

Claims on customers after deduction of loan loss provisions were €352,194m (previous year: €284,815m).

The table below shows a breakdown of claims on customers by the main business types:

€ m	31.12.2009	31.12.2008	Change in %
Collateralized claims from money market operations	22,362	9,120	.
Claims from money market trading	17,025	20,825	–18.2
Promissory notes	36,836	49,508	
Mortgages and other claims secured by property charges	139,904	117,035	19.5
Other claims	145,355	93,660	55.2
Total	**361,483**	**290,148**	**24.6**

The promissory note loans and other claims on customers include €38,456m of public-sector loans (previous year: €51,304m).

(47) Total lending

€ m	31.12.2009	31.12.2008	Change in %
Loans to banks	25,011	30,089	–16.9
Loans to customers	343,390	283,564	21.1
Total	**368,401**	**313,653**	**17.5**

We distinguish loans from claims on banks and customers such that only claims for which special loan agreements have been concluded with the borrowers are shown as loans. Interbank money-market transactions and repo transactions, for example, are therefore not shown as loans. Acceptance credits are also included in loans to customers.

(48) Provision for possible loan losses

Provisions for possible loan losses are made in accordance with rules that apply Group-wide and cover all discernible credit risks. For loan losses which have already occurred but have not yet come to our attention, portfolio valuation allowances were calculated in line with procedures derived from the Basel II system.

The breakdown of provisions for possible loan losses by category is as follows:

€m	As of 1.1.2009	Allocations	Reversals	Usage	Changes in consolidated companies	Exchange-rate changes/ transfers	As of 31.12.2009
Provisions for on-balance-sheet loan losses	5,599	5,039	1,043	2,143	2,502	–145	9,809
Claims on banks	266	215	49	106	163	31	520
Claims on customers	5,333	4,824	994	2,037	2,339	–176	9,289
Provisions for off-balance-sheet loan losses	446	266	272	1	201	2	642
Total	**6,045**	**5,305**	**1,315**	**2,144**	**2,703**	**–143**	**10,451**

After taking account of direct write-downs, write-ups and income recovered on previously written-down claims, the allocations to and reversals of provisions reflected in the income statement gave rise to a net provisioning charge of €4,214m (previous year: €1,855m).

	Valuation allowances for specific risks		Valuation allowances for portfolio risks		**Valuation allowances total**		
€m	2009	2008	2009	2008	2009	2008	Change in %
As of 1.1.	**4,779**	**5,182**	**820**	**773**	**5,599**	**5,955**	**–6.0**
Allocations	4,542	2,336	497	193	5,039	2,529	99.2
Deductions	3,004	2,721	182	136	3,186	2,857	11.5
of which: utilized	2,143	1,538	–	–	2,143	1,538	39.3
of which: reversals	861	1,183	182	136	1,043	1,319	–20.9
Changes in consolidated companies	2,126	31	376	–	2,502	31	.
Exchange-rate changes/transfers	–98	–49	–47	–10	–145	–59	.
As of 31.12.	**8,345**	**4,779**	**1,464**	**820**	**9,809**	**5,599**	**75.2**

	Provisions for specific risks		Provisions for portfolio risks		**Provisions for lending business**		
€m	2009	2008	2009	2008	2009	2008	Change in %
As of 1.1.	**232**	**252**	**214**	**200**	**446**	**452**	**–1.3**
Allocations	209	147	57	163	266	310	–14.2
Deductions	180	129	93	144	273	273	0.0
of which: utilized	1	12	–	–	1	12	–91.7
of which: reversals	179	117	93	144	272	261	4.2
Changes in consolidated companies	107	–	94	–	201	–	.
Exchange-rate changes/transfers	–4	–38	6	–5	2	–43	.
As of 31.12.	**364**	**232**	**278**	**214**	**642**	**446**	**43.9**

The provision for credit risk by customer group breaks down as follows:

€ m	Specific valuation allowances and provisions for lending business	Loan losses[1] in 2009	Net allocation[2] to valuation allowances and provisions in lending business
Customers in Germany	**4,452**	**1,309**	**1,367**
Companies and self-employed	3,620	934	958
Manufacturing	1,052	270	477
Construction	241	75	1
Distributive trades	318	105	100
Services, incl. professions, and others	2,009	484	380
Other retail customers	832	375	409
Customers outside Germany	**3,776**	**1,116**	**2,158**
Corporate and retail customers	3,762	1,114	2,152
Public sector	14	2	6
Provision for customer credit risk	**8,228**	**2,425**	**3,525**
Banks in Germany	14	16	–2
Banks outside Germany	467	105	188
Provision for bank credit risk	**481**	**121**	**186**
Total	**8,709**	**2,546**	**3,711**

[1] Direct write-downs, utilized valuation allowances and utilized provisions in lending business.
[2] Allocations less reversals

The loan losses and the net allocations to provisions were counterbalanced by income of €7m from write-ups and €171m recovered on claims that had been written down.

Key provisioning ratios:

in %	2009	2008
Allocation ratio[1]	1.13	0.59
Write-off ratio[2]	0.63	0.68
Cover ratio[3]	2.80	1.92

[1] Net allocations to provisions (new provisions less reversals of valuation allowances and provisions in lending business, plus the net balance of direct write-downs, write-ups and income recovered on previously written-down claims) as a percentage of total lending.
[2] Defaults (utilized valuation allowances and provisions in lending business, plus the net balance of direct write-downs, write-ups and income recovered on previously written-down claims) as a percentage of total lending.
[3] Existing provisions (balance of valuation allowances and provisions in lending business) as a percentage of total lending.

Total lending = claims arising from special loan agreements with borrowers (see Note 47).

(49) Adjustments to fair value attributable to portfolio fair value hedges

The adjustment to the fair value of underlying transactions hedged against interest rate risk is €–16m. A counter liability from hedging transactions is shown under negative fair values attributable to derivative hedging instruments.

(50) Positive fair values attributable to derivative hedging instruments

The positive fair values of derivatives which are used to hedge underlying transactions against interest rate risk are shown under this item.

€ m	31.12.2009	31.12.2008	Change in %
Positive fair values from micro fair value hedge accounting	5,566	5,680	−2.0
Positive fair values from fair value hedge accounting	786	–	.
Positive fair values from cash flow hedge accounting	–	4,848	.
Total	**6,352**	**10,528**	**−39.7**

(51) Assets held for trading purposes

The Group's trading activities include trading in:

- Bonds, notes and other interest-related securities
- Shares and other equity-related securities
- Promissory note loans and other claims
- Foreign exchange and precious metals
- Derivative financial instruments
- Other assets held for trading

Other assets held for trading comprises positive fair values of credit commitments and issuance rights. Other claims consists of treasury bills, loans and money market transactions.

All the items in the trading portfolio are carried at their fair value.

The positive fair values also include derivative financial instruments which cannot be used as hedging instruments in hedge accounting.

€ m	31.12.2009	31.12.2008	Change in %
Bonds, notes and other interest-rate-related securities	28,898	17,352	66.5
Money-market instruments	1,331	1,132	17.6
issued by public-sector borrowers	55	235	−76.6
issued by other borrowers	1,276	897	42.3
Bonds and notes	27,567	16,220	70.0
issued by public-sector borrowers	9,152	3,117	.
issued by other borrowers	18,415	13,103	40.5
Promissory notes	850	1,110	−23.4
Other claims	2,643	1,650	60.2
Shares and other equity-related securities	8,982	5,475	64.1
Positive fair values attributable to derivative financial instruments	177,307	92,982	90.7
Currency-related transactions	17,653	17,382	1.6
Interest-rate-related transactions	146,487	63,159	.
Other transactions	13,167	12,441	5.8
Other trading assets	28	–	60.2
Total	**218,708**	**118,569**	**84.5**

€31,745m (previous year: €19,535m) of the bonds, notes and other interest-related securities and shares and other equity-related securities were listed on an exchange.

The other fair values attributable to derivative financial instruments primarily comprise €6,963m equity derivatives and €5,331m credit derivatives.

(52) Financial assets

Financial assets represent financial instruments not assigned to any other category. They include all bonds, notes and other interest-related securities, shares and other equity-related securities not held for trading purposes, equity investments, holdings in associated companies accounted for using the equity method and holdings in non-consolidated subsidiaries.

€ m	31.12.2009	31.12.2008	Change in %
Bonds, notes and other interest-rate-related securities	128,032	123,938	3.3
Money-market instruments	6,452	7,685	16.0
issued by public-sector borrowers	510	–	.
issued by other borrowers	5,942	7,685	22.7
Bonds and notes	121,580	116,253	4.6
issued by public-sector borrowers	53,410	57,814	7.6
issued by other borrowers	68,170	58,439	16.7
Shares and other equity-related securities	1,530	1,999	-23.5
Investments	1,194	1,093	9.2
of which: in banks	358	318	12.6
Holdings in associated companies	378	296	27.7
of which: in banks	11	227	-95.2
Holdings in subsidiaries	158	124	27.4
of which: in banks	3	3	.
Total	**131,292**	**127,450**	**3.0**
of which: at equity participations in associated companies	378	296	27.7
of which relate to the category:			
Loans and receivables	79,194	83,563	.
Available-for-sale financial assets	44,998	41,534	8.3
of which: valued at amortized cost	492	576	-14.6
Applying the fair value option	6,722	2,057	.

The financial investments include €492m (previous year: €576m) of equity-related securities which are predominantly unlisted (e.g. shareholdings in limited companies) and are measured at cost, as we do not have any reliable data to calculate fair value for these assets.

Fair values of listed financial investments:

€ m	31.12.2009	31.12.2008	Change in %
Bonds, notes and other interest-rate-related securities	109,012	97,347	12.0
Shares and other equity-related securities	772	999	-22.7
Investments	752	641	17.3
Total	**110,536**	**98,987**	**11.7**

In its press release of October 13, 2008, the IASB issued an amendment for the reclassification of financial instruments. In accordance with the amendment, securities in the Public Finance portfolio for which there is no active market were reclassified from the IAS 39 Available for Sale (AfS) category to the IAS 39 Loans and Receivables (LaR) category in the financial years 2008 and 2009. In respect of the reclassified holdings there was the intention and ability at the reclassification date to hold the securities for the foreseeable future or to final maturity. The new carrying amount of the reclassified securities is their fair value as at the reclassification date. The securities concerned are primarily issued by public-sector borrowers (including European and North American local authorities and publicly guaranteed asset-backed securities) and financial institutions. The Commerzbank Group did not opt to carry out a retrospective reclassification in 2008. Financial instruments in the held-for-trading category (i.e. the investment banking business) were not affected by this step.

We applied the IASB amendment dated October 13, 2008 in financial year 2009 as follows:

After the reclassification in 2008 securities from the Public Finance portfolio previously in the "available-for-sale" category were again reclassified as "Loans and Receivables" on January 31 and May 31, 2009.

On the reclassification dates, the nominal value of the selected holdings was €2.6bn and €0.8bn respectively, and the fair value €2.5bn and €0.9bn respectively. The revaluation reserve after deferred taxes for the reclassified securities at the reclassification dates was €–0.2bn compared with €–0.4bn as at December 31, 2008. This negative amount will remain in the revaluation reserve and will be amortized over the residual term of the reclassified securities. The creation of a general loan loss provision (GLLP) resulted in a one-off effect of €25m on the income statement in financial year 2009; the cumulative level of the GLLP is €50m.

If these reclassifications had not been carried out, there would have been a revaluation reserve after deferred taxes of €–1.4bn for these holdings as at December 31, 2009; as at December 31, 2009, the carrying amount was €74.9bn and the fair value €74.6bn.

The transactions have average effective interest rates of between 1.2 % and 16.2 % and are expected to generate a cash inflow of €94.6bn.

(53) Intangible assets

€m	31.12.2009	31.12.2008	Change in %
Goodwill	2,061	1,006	.
Assets developed in-house (software)	235	55	.
Other intangible assets	913	275	.
Total	**3,209**	**1,336**	**.**

Other intangible assets acquired included €243m (previous year: €153m) of software.

	Goodwill		Brand names	
€m	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Private customers	1,079	62	31	–
Mittelstandsbank	569	–	12	–
Central & Eastern Europe	272	291	8	9
Corporates & Markets[1]	138	–	–	–
Asset Based Finance	–	649	–	55
Portfolio Restructuring Unit	–	–	–	–
Others and Consolidation	3	4	–	–
Total	**2,061**	**1,006**	**51**	**64**

[1] The goodwill of the Public Finance business area (€204m), which was part of the Corporates & Markets segment in 2008, was assigned to the Asset Based Finance segment in 2009 and written off in the same year. We have restated the prior-year figures accordingly.

The intangible assets set out in the table below were capitalized as part of the allocation of the acquisition price for Dresdner Bank. As a result of the purchase of Dresdner Bank on January 12, 2009 the bank increased its shareholding in Deutsche Schiffsbank AG from 40 % to 80 %. The resultant first-time consolidation led to the recognition of goodwill of €42m, which was written off in full on December 31, 2009 as a result of the impairment test of the Asset Based Finance segment.

€ m	Private customers	Mittelstands-bank	Corporates & Markets	Asset Based Finance	Total 31.12.2009
Dresdner Bank					
Goodwill	1,017	569	138		1,724
Customer relationships	244	325	–		569
Brand names	31	12	–		43

An impairment test was carried out on June 30, 2009 in the former Commercial Real Estate segment, which has been part of the Asset Based Finance segment since September 30, 2009. This revealed an impairment of €70m under the value in use procedure. In a further impairment test on September 30, 2009, the value in use of the new Asset Based Finance segment again indicated an impairment, which led to the remaining goodwill of €620m being written off in full. In both impairment tests the net realizable value was less than the value in use, and therefore the value in use was used to determine the impairment.

The impairments reflect more conservative planning due to the financial crisis and the resultant downturn in the economic outlook as well as a rise in the cost of capital.

Of the total goodwill impairments of €690m in 2009, €632m relates to Eurohypo, €42m to Deutsche Schiffsbank, €9m to Commerz Real and €7m to Erste Europäische Pfandbrief und Kommunalkreditbank.

In measuring the impairments, beta factors were applied for the detailed planning phase, as shown in the following table.

	Private customers	Mittelstands-bank	Corporates & Markets	Central & Eastern Europe
Beta factor assumptions	1.43	1.43	1.68	1.15

Varying the beta factors to 1.0 and 2.0 produced the following ratios of excess cover to carrying amount:

in %		Private customers	Mittelstands-bank	Corporates & Markets	Central & Eastern Europe
Realistic value	Beta factor assumptions	131.1	139.4	47.5	78.5
Sensitivity analysis	Beta 1.00	137.4	146.0	53.4	80.2
	Beta 2.00	123.1	131.0	44.8	69.5

There is no impact on goodwill within the sensitivities.

(54) Fixed assets

€ m	31.12.2009	31.12.2008	Change in %
Land and buildings	1,018	786	29.5
Office furniture and equipment	761	454	67.6
Total	**1,779**	**1,240**	**43.5**

(55) Changes in book value of fixed assets and investments

The following changes were registered for intangible and fixed assets, equity investments, holdings in associated companies and non-consolidated subsidiaries in the past financial year:

	Intangible assets			Fixed assets	
€ m	**Goodwill**	**Assets developed in-house (software)**	**Other intangible assets**	**Land and buildings**	**Office furniture and equipment**
Book value as of 1.1.2008	**894**	**50**	**321**	**799**	**494**
Cost of acquisition/production as of 1.1.2008	1,035	240	939	1,218	2,977
Changes in exchange rates	–87	–2	–23	–50	–22
Additions in 2008	340	22	85	55	122
Disposals in 2008	2	–	167	34	294
Transfers/changes in consolidated companies	–200	–1	613	22	–602
Cost of acquisition/production as of 31.12.2008	1,086	259	1,447	1,211	2,181
Write-ups in 2008	–	–	–	–	–
Cumulative write-downs as of 1.1.2008	141	190	618	419	2,483
Changes in exchange rates	–	–2	–12	–32	–18
Additions in 2008	–	17	116	39	135
Disposals in 2008	–	–	136	1	261
Transfers/changes in consolidated companies	–61	–1	586	–	–612
Cumulative write-downs as of 31.12.2008	80	204	1,172	425	1,727
Book value as of 31.12.2008	**1,006**	**55**	**275**	**786**	**454**
Cost of acquisition/production as of 1.1.2009	1,086	259	1,447	1,211	2,181
Changes in exchange rates	–20	45	4	17	19
Additions in 2009	1,765	128	155	15	184
Disposals in 2009	1	56	92	152	378
Transfers/changes in consolidated companies	–	519	1,152	415	1,397
Cost of acquisition/production as of 31.12.2009	2,830	895	2,666	1,506	3,403
Write-ups in 2009	–	–	–	–	–
Cumulative write-downs as of 1.1.2009	79	204	1,172	425	1,727
Changes in exchange rates	–	21	3	14	7
Additions in 2009	690	95	286	37	227
of which: unscheduled	690	25	78	1	7
Disposals in 2009	–	39	52	110	352
Transfers/changes in consolidated companies	–	379	344	122	1,033
Cumulative write-downs as of 31.12.2009	769	660	1,753	488	2,642

€ m	Investments	Holdings in associated companies	Holdings in subsidiaries
Cost of acquisition as of 1.1.2008	1,518	139	284
Changes in exchange rates	3	–	–14
Additions in 2008	59	16	21
Disposals in 2008	89	3	43
Transfers/changes in consolidated companies	–12	8	–
Cost of acquisition as of 31.12.2008	1,479	160	248
Write-ups in 2008	–	–	–
Cumulative write-downs as of 1.1.2008	436	–	143
Changes in exchange rates	1	–	–1
Additions in 2008	89	–	11
Disposals in 2008	9	–	31
Transfers/changes in consolidated companies	2	–	3
Cumulative write-downs as of 31.12.2008	519	–	125
Cumulative changes from the fair value or at equity valuation	133	136	1
Fair value as of 1.1.2008	**1,876**	**308**	**142**
Fair value as of 31.12.2008	**1,093**	**296**	**124**
Cost of acquisition as of 1.1.2009	1,479	160	248
Changes in exchange rates	–1	–	4
Additions in 2009	297	560	19
Disposals in 2009	254	3	61
Transfers/changes in consolidated companies	48	–307	110
Cost of acquisition as of 31.12.2009	1,569	410	320
Write-ups in 2009	–	–	–
Cumulative write-downs as of 1.1.2009	519	–	125
Changes in exchange rates	–	–	–
Additions in 2009	128	45	–
of which: unscheduled	128	45	–
Disposals in 2009	27	–	27
Transfers/changes in consolidated companies	–7	–	64
Cumulative write-downs as of 31.12.2009	613	45	162
Cumulative changes from the fair value or at equity valuation	238	13	–
Fair value as of 1.1.2009	**1,093**	**296**	**124**
Fair value as of 31.12.2009	**1,194**	**378**	**158**

(56) Tax assets

€ m	31.12.2009	31.12.2008*	Change in %
Current tax assets	**1,267**	**684**	**85.2**
in Germany	1,035	642	61.2
Abroad	232	42	.
Deferred tax claims	**4,370**	**6,042**	**–27.7**
tax claims affecting net income	2,950	2,714	8.7
tax claims not affecting net income	1,420	3,328	–57.3
Total	**5,637**	**6,726**	**–16.2**

Deferred taxes represent the potential income tax relief arising from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IFRS and their values for tax purposes in accordance with the local tax regulations for consolidated companies and future income tax relief arising from tax loss carryforwards and as yet unused tax credits.

For the following tax loss carryforwards no deferred tax assets position was created nor was any existing deferred tax assets position restated as at December 31, 2009 due to the limited planning horizon and the resulting insufficient probability of their being utilized.

Tax loss carryforwards / € m	31.12.2009	31.12.2008	Change in %
Corporation tax / Federal tax	**12,560**	**387**	.
Can be carried forward within an unlimited period	11,550	304	.
Can be carried forward within a limited period	1,010	83	.
of which: expire in the subsequent reporting period	117	–	.
Trade earnings tax / Local tax	**2,935**	**246**	.
Can be carried forward within an unlimited period	1,948	242	.
Can be carried forward within a limited period	987	4	.
of which: expire in the subsequent reporting period	–	–	.

We view the deferred tax asset from tax loss carryforwards of Eurohypo's New York branch as having retained their value despite the losses incurred between 2007 and 2009 as these losses were mainly the result of the financial market crisis that started in 2007. We assume that the Eurohypo New York branch will return to operating profit when the US economy recovers, enabling it to utilize the loss carryforwards within the planning time horizon. The consolidated companies in Germany and other Group units also incurred tax losses from the financial market crisis in 2009 that can be utilized within the planning horizon.

* After counterparty default adjustments, see Note 2.

Deferred tax assets were formed in connection with the following items:

€ m	31.12.2009	31.12.2008*	Change in %
Fair values of derivative hedging instruments	774	2,216	–65.1
Assets held for trading purposes and liabilities from trading activities	698	313	.
Claims on banks and customers	144	268	–46.3
Financial investments	48	1,104	–95.7
Provisions	343	135	.
Liabilities to banks and customers	90	25	.
Sundry balance-sheet items	1,071	715	49.8
Tax loss carry-forwards	1,202	1,266	–5.1
Total	**4,370**	**6,042**	**–27.7**

(57) Other assets

Other assets mainly comprise the following items:

€ m	31.12.2009	31.12.2008	Change in %
Collection items	632	764	–17.3
Precious metals	811	815	–0.5
Leased equipment	554	358	54.7
Assets held for sale	2,868	684	.
Investment properties	1,279	909	40.7
Sundry assets, including deferred items	1,786	1,495	19.5
Total	**7,930**	**5,025**	**57.8**

The breakdown of assets and disposal groups held for sale was as follows at December 31, 2009:

€ m	31.12.2009	31.12.2008	Change in %
Claims on banks	764	38	.
Claims on customers	782	2	.
Assets held for trading purposes	834	–	.
Financial investments	51	179	–71.5
Fixed assets	271	290	–6.6
Other assets	166	175	–5.1
Total	**2,868**	**684**	**.**

* After counterparty default adjustments, see Note 2.

The total is distributed across the fully consolidated subsidiaries and foreign branches set out in Note 3, which have been classified as a disposal group, and fund units held for sale. In all cases the sales agreements have either already been concluded or will be concluded shortly; the contracts are expected to be fulfilled in the first half of 2010. Of the subsidiaries classified as a disposal group six belong to the Private & Business Customers segment and one to Corporates & Markets; the fund holdings are attributed to the Other segment.

Changes in leased assets, in assets and disposal groups held for sale and in investment property were as follows:

€ m	Leased equipment	Assets held for sale	Investment properties
Cost of acquisition / production as of 1.1.2008	378	2,448	273
Changes in exchange rates	–3	–13	–
Additions in 2008	150	238	17
Disposals in 2008	18	1,585	107
Transfers / changes in consolidated companies	–3	–364	814
Cost of acquisition / production as of 31.12.2008	504	724	997
Cumulative write-downs as of 1.1.2008	87	110	–
Changes in exchange rates	–	–	–
Additions in 2008	64	40	–
Disposals in 2008	2	110	–
Transfers / changes in consolidated companies	–3	–	–
Cumulative write-downs as of 31.12.2008	146	40	–
Cumulative changes from the fair value valuation	–	–	–88
Fair value as of 1.1.2008	**291**	**2,346**	**266**
Fair value as of 31.12.2008	**358**	**684**	**909**
Cost of acquisition / production as of 1.1.2009	504	724	997
Changes in exchange rates	–2	–	–
Additions in 2009[1]	97	750	278
Disposals in 2009	46	4,922	7
Changes in consolidated companies	235	1,306	40
Transfers	–	5,206	147
Cost of acquisition / production as of 31.12.2009	788	3,064	1,455
Cumulative write-downs as of 1.1.2009	146	40	
Changes in exchange rates	–	–	
Additions in 2009	120	67	
of which: unscheduled	44	–	
Disposals in 2009	31	121	
Changes in consolidated companies	–	1	
Transfers	–1	152	
Cumulative write-downs as of 31.12.2009	234	139	
Cumulative changes from the fair value valuation	–	–57	–176
Fair value as of 1.1.2009	**358**	**684**	**909**
Fair value as of 31.12.2009	**554**	**2,868**	**1,279**
Borrowing costs capitalized in the current financial year			–
Range of interest rates used (in %)			–

[1] of which €385m from properties acquired in rescue purchases which are held as investments

(58) Liabilities to banks

	total		
€ m	31.12.2009	31.12.2008	Change in %
Banks in Germany	54,188	62,817	–13.7
Banks outside Germany	86,446	65,675	31.6
Total	**140,634**	**128,492**	**9.4**
of which relate to the category:			
Liabilities measured at amortized cost	139,083	128,479	8.3
Applying the fair value option	1,551	13	.

of which:	due on demand		other liabilities	
€ m	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Banks in Germany	11,989	6,097	42,199	56,720
Banks outside Germany	35,521	13,797	50,925	51,878
Total	**47,510**	**19,894**	**93,124**	**108,598**

The breakdown of liabilities to banks by business type is as follows:

€ m	31.12.2009	31.12.2008	Change in %
Collateralized liabilities from money market operations	31,556	31,008	1.8
Liabilities from money market trading	51,785	43,450	19.2
Other liabilities	57,294	54,034	6.0
Total	**140,634**	**128,492**	.

(59) Liabilities to customers

Liabilities to customers consist of savings deposits, demand deposits and time deposits, including savings certificates.

	total		
€ m	31.12.2009	31.12.2008	Change in %
Customers in Germany	206,123	139,133	48.1
Corporate customers	139,908	84,753	65.1
Retail customers and others	57,809	47,894	20.7
Public sector	8,406	6,486	29.6
Customers outside Germany	58,495	31,070	88.3
Corporate and retail customers	54,808	29,080	88.5
Public sector	3,687	1,990	85.3
Total	**264,618**	**170,203**	**55.5**
of which relate to the category:			
Liabilities measured at amortized cost	262,960	169,848	54.8
Applying the fair value option	1,658	355	.

	Savings deposits		Other liabilities			
			due on demand		with agreed lifetime or period of notice	
€m	31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Customers in Germany	**5,242**	**7,658**	**105,155**	**44,137**	**95,726**	**87,338**
Corporate customers	40	67	77,424	23,524	62,444	61,162
Retail customers and others	5,202	7,591	26,768	19,897	25,839	20,406
Public sector	–	–	963	716	7,443	5,770
Customers outside Germany	**2,187**	**2,163**	**26,618**	**13,746**	**29,690**	**15,161**
Corporate and retail customers	2,186	2,162	25,241	13,423	27,381	13,495
Public sector	1	1	1,377	323	2,309	1,666
Total	**7,429**	**9,821**	**131,773**	**57,883**	**125,416**	**102,499**

Savings deposits break down as follows:

€m	31.12.2009	31.12.2008	Change in %
Savings deposits with agreed period of notice of three months	6,095	9,131	–33.2
Savings deposits with agreed period of notice of more than three months	1,334	690	93.3
Total	**7,429**	**9,821**	**–24.4**

The breakdown of liabilities to customers by business type is as follows:

€m	31.12.2009	31.12.2008	Change in %
Collateralized liabilities from money market operations	17,619	8,945	97.0
Liabilities from money market trading	48,791	63,878	–23.6
Other liabilities	198,208	97,380	.
Total	**264,618**	**170,203**	**.**

(60) Securitized liabilities

Securitized liabilities consist of bonds and notes, including mortgage and public-sector Pfandbriefe, money-market instruments (e.g. certificates of deposit, euro notes, commercial paper), index certificates, own acceptances and promissory notes outstanding.

The nominal interest paid on money-market paper ranges from 0.19 % to 6.91 % (previous year: 0.05 % to 11.0 %); for bonds and notes, from 0.03 % to 16.73 % (previous year: 0.03 % to 15.11 %).

The original maturity periods for money market paper are up to one year. €109bn (previous year: €124bn) of the bonds and notes have an original maturity of more than four years. Mortgage Pfandbriefe of €33,506m (previous year: €30,953m) and public-sector Pfandbriefe of €63,885m (previous year: €88,695m) are included in securitized liabilities.

€ m	total 31.12.2009	31.12.2008	of which: issued by mortgage banks 31.12.2009	31.12.2008
Bonds and notes issued	148,670	154,801	103,333	130,026
Money-market instruments issued	22,612	10,923	–	–
Own acceptances and promissory notes outstanding	88	103	75	79
Total	**171,370**	**165,827**	**103,408**	**130,105**
of which relate to the category:				
Liabi ities measured at amortized cost	167,867	164,560	103,408	130,105
Applying the fair value option	3,503	1,267	–	–

New issues with a total volume of €83.5bn were issued in 2009. In the same period the volume of repayments and repurchases amounted to €7.1bn and the volume of bonds and notes maturing to €96.7bn.

The following table lists the most important bonds and notes issued in 2009:

Equivalent € m	Currency	Issuer	Interest rate %	Maturity date
5,000	EUR	Commerzbank Aktiengesellschaft	2.750	2012
1,750	EUR	Eurohypo Aktiengesellschaft	3.750	2016
1,500	EUR	Eurohypo Aktiengesellschaft	4.375	2019
1,500	EUR	Commerzbank Aktiengesellschaft	5.000	2014
1,388	USD	Commerzbank Aktiengesellschaft	0.283	2010
1,388	USD	Commerzbank Aktiengesellschaft	0.250	2010
1,250	EUR	Eurohypo Aktiengesellschaft	3.750	2014
1,000	EUR	Commerzbank Aktiengesellschaft	4.750	2015
1,000	EUR	Eurohypo Aktiengesellschaft	3.000	2015
1,000	EUR	Eurohypo Aktiengesellschaft	2.750	2014

(61) Adjustment to fair value attributable to portfolio fair value hedges

The adjustment to the fair value of underlying transactions hedged against interest rate risk is €–16m. A counter asset from the hedging transactions is shown under positive fair values attributable to derivative hedging instruments.

(62) Negative fair values attributable to derivative hedging instruments

The negative fair values of derivatives which are used to hedge underlying transactions against interest rate risk are shown under this item.

€ m	31.12.2009	31.12.2008	Change in %
Negative fair values from micro fair value hedges	10,844	14,787	–26.7
Negative fair values from portfolio fair value hedges	449	–	.
Negative fair vales from cash flow hedges	52	6,676	–99.2
Total	**11,345**	**21,463**	**–47.1**

(63) Liabilities from trading activities

Liabilities from trading activities show the negative fair values of financial instruments not employed as hedging instruments in connection with hedge accounting as well as lending commitments with negative market values. Delivery commitments arising from short sales of securities are also included under liabilities from trading activities.

€ m	31.12.2009	31.12.2008*	Change in %
Currency-related transactions	16,999	15,707	8.2
Interest-rate-related transactions	145,764	63,351	.
Delivery commitments arising from short sales of securities and negative market values of lending commitments	14,632	4,504	.
Sundry transactions	15,609	12,736	22.6
Total	**193,004**	**96,298**	.

Sundry transactions consist mainly of €7,738m equity derivatives and €6,668m credit derivatives.

(64) Provisions

Provisions break down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Provisions for pensions and similar commitments	759	195	.
Other provisions	4,356	1,835	.
Total	**5,115**	**2,030**	.

a) Provisions for pensions and similar obligations

Changes in provisions for pensions and similar obligations were as follows over the past financial year:

€ m	as of 1.1.2009	Pension payments	Additions	Allocation to plan assets[1]	Transfers/ changes in exchange rates	Changes in consolidated companies	as of 31.12.2009
Pension entitlements of active and former employees and Pension entitlements of pensioners	112	277	87	22	23	629	552
Early retirement	75	35	24	–	3	37	104
Part-time scheme for older staff	8	35	42	25	111	2	103
Total	**195**	**347**	**153**	**47**	**137**	**668**	**759**

[1] If calculated when determining the level of provisions.

* After counterparty default adjustments, see Note 2.

b) Pension obligations

Pension obligations are calculated annually by independent actuaries, applying the projected unit credit method. The underlying premises are based on the norms in the country in which the pension plan was established.

in %	31.12.2009	31.12.2008
In Germany		
Calculatory interest rate	5.30	6.00
Change in salaries	2.50	2.50
Adjustment to pensions	1.80	1.60
Expected returns from plan assets	6.00	5.50
Outside Germany[1]		
Calculatory interest rate	1.60 – 6.10	6.00
Change in salaries	2.00 – 8.50	2.50
Adjustment to pensions	0.40 – 3.75	1.60
Expected returns from plan assets	5.00 – 8.50	5.50

[1] Due to the relatively low weight of pension plans outside Germany in the overall level of pension obligations, the same parameters were used as in Germany in the past financial year.

The pension obligations changed as follows:

€ m	2009	2008
Pension obligations as of January 1	**2,118**	**2,199**
Service cost	75	42
Interest cost	289	111
Pension payments	–277	–111
Actuarial gains / losses	541	–112
Experience adjustments	3	1
Other adjustments	538	–113
Changes in consolidated companies	2,983	–
Past service cost	1	–
Reductions in benefits	–12	–
Changes in exchange rates	4	–
Other changes	–23	–11
Pension obligations as of December 31	**5,699**	**2,118**
of which: completely or partially funded by plan assets	5,505	2,088
of which: not funded by plan assets	194	30

In contrast to the prior year, the figure for pension obligations only includes the pension entitlements of current and former staff and the pension rights of pensioners, but not obligations for early retirement and age-related short-time working. We have restated the prior-year figure accordingly.

The geographical breakdown of the pension obligations is as follows:

€ m	31.12.2009	31.12.2008
Germany	4,721	2,005
Europe (without Germany)	894	109
America	78	1
Asia and others	6	3
Total	**5,699**	**2,118**

An increase in the discount rate by 50 basis points would lead to a fall in pension obligations by around €400m (of which €320m in Germany and €80m outside Germany). A fall in the discount rate by 50 basis points would lead to an increase in pension obligations by around €450m (of which €360m in Germany and €90m outside Germany).

The expenses for pensions and other employee benefits have the following components:

€m	2009	2008
Service cost	75	42
Interest cost	289	111
Expected income from plan assets	–250	–112
Past service cost	1	–
Reductions in benefits	–12	–
Amortization of actuarial gains (–)/losses (+)	–	1
Other	–16	3
Expenses for defined benefit plans	**87**	**45**
Expenses for defined contribution plans	102	48
Other pension benefits (partial early retirement and early retirement)	66	23
Other pension-related expenses	102	17
Changes in exchange rates	–	–
Expenses for pensions and other employee benefits	**357**	**133**

The expected return on plan assets is based on long-term bond yields at the balance sheet date for fixed-interest securities and on past market performance for other investments.

The plan assets changed as follows:

€m	2009	2008
Fair value as of January 1	**2,039**	**1,832**
Changes in consolidated companies	2,354	–
Allocation/withdrawal	21	276
Expected income from plan assets	250	112
Pension payments/transfers/changes in exchange rates	2	–
Actuarial gains (–)/losses (+)	98	–181
Fair value as of Dezember 31	**4,764**	**2,039**
Current income from plan assets	348	–69

In contrast to last year the reported plan assets only include assets covering the reported pension obligations, but not obligations relating to early retirement and age-related short-time working. We have restated the prior-year figures accordingly. For the financial year 2010 pension payments in the amount of €280m are expected but no employee contributions are expected in the Group to the performance based pension plan.

The breakdown of the plan assets is as follows:

in %	31.12.2009	31.12.2008
Liquid assets	4.1	8.5
Equities	12.9	10.0
Fixed-income securities	73.7	67.5
Investment funds	4.3	–
Other	5.0	14.0

Summary overview of the main components of defined benefit pension plans:

€m	2009	2008	2007	2006	2005
Pension obligations (projected unit credit)	**5,699**	**2,118**	**2,202**	**2,410**	**2,018**
Less fair value of plan assets	4,764	2,039	1,831	1,617	108
Funded status	**935**	**79**	**371**	**793**	**1,910**
Unrecognized actuarial gains / losses (–)	–416	33	71	–251	–351
Past service income / cost (–)	–	–	–	–	–
Capitalized plan assets	33	–	–	–	–
Provisions for pensions	**552**	**112**	**442**	**542**	**1,559**

c) Other provisions

Changes in other provisions:

€m	as of 1.1.2009	Allocation	Utilization	Reversals	Transfers / changes in consolidated companies	as of 31.12.2009
Personnel area	**407**	539	881	43	701	**723**
Restructuring measures	172	1,504	198	14	–102	1,362
Specific risks in lending business	232	209	1	179	103	364
Portfolio risks in lending business	214	57	–	93	100	278
Bonuses for special savings schemes	85	27	52	1	–	59
Legal proceedings and recourse claims	328	227	72	78	220	625
Sundry items	397	604	376	59	379	945
Total	**1,835**	**3,167**	**1,580**	**467**	**1,401**	**4,356**

The provisions in the personnel area are predominantly short-term in nature, but also include provisions for service anniversaries, which are by their nature long-term and are utilized successively in subsequent reporting periods. This item includes €93m for liabilities of the former Dresdner Bank for share-based compensation plans linked to the performance of the Allianz share price. Most of these liabilities will be settled in the first quarter of 2010.

The average term to maturity of the provisions for possible loan losses is based on the maturities of the contingent liabilities and irrevocable lending commitments set out in Note 87. In the case of legal disputes it is impossible to forecast the duration of proceedings and the amount of the liability with certainty at the date of establishing the provision. Most of the provisions listed under Sundry items have a term of maturity of under one year.

The provisions for restructuring measures derive predominantly from measures relating to the integration of the Dresdner Bank Group within the Commerzbank Group and are largely attributable to personnel expenses and the Organization and IT departments. The provisions are mainly spread over a term of up to four years, with the majority expected to be utilized by the end of 2012.

(65) Tax liabilities

€ m	31.12.2009	31.12.2008	Change in %
Current income-tax liabilities	**1,346**	**627**	**.**
Income-tax liabilities to tax authorities	111	128	–13.3
Provisions for income taxes	1,235	499	.
Deferred income-tax liabilities	**1,240**	**2,534**	**–51.1**
Tax liabilities affecting net income	1,167	811	43.9
Tax liabilities not affecting net income	73	1,723	–95.8
Total	**2,586**	**3,161**	**–18.2**

Provisions for taxes on income are potential tax liabilities which have not yet been formally assessed and potential liabilities for risks associated with tax audits. The liabilities to tax authorities represent payment obligations in respect of current taxes towards German and foreign tax authorities. Deferred taxes represent the potential income tax charge arising from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IFRS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

Deferred income tax liabilities were formed in connection with the following items:

€ m	31.12.2009	31.12.2008	Change in %
Assets held for trading purposes and liabilities from trading activities	261	278	–6.1
Fair values of derivative hedging instruments	28	1,636	–98.3
Financial investments	326	33	.
Claims on banks and customers	123	76	61.8
Liabilities to banks and customers	236	184	28.3
Other balance sheet items	266	327	–18.7
Total	**1,240**	**2,534**	**–51.1**

(66) Other liabilities

€ m	31.12.2009	31.12.2008	Change in %
Liabilities to film funds	2,219	–	.
Liabilities from disposal groups held for sale	2,839	329	.
Funds borrowed from minority interests	1,985	675	.
Sundry liabilities, including accrued items	1,899	1,910	–0.6
Total	**8,942**	**2,914**	**.**

Other liabilities include obligations arising from outstanding invoices, payroll taxes due for payment to the authorities and deferred liabilities.

Liabilities relating to held-for-sale disposal groups as of December 31, 2009 broke down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Liabilities to banks	74	2	.
Liabilities to customers	2,365	–	.
Subordinated and hybrid capital	–	5	.
Other liabilities	400	322	24.2
Total	**2,839**	**329**	**.**

(67) Subordinated capital

Subordinated capital breaks down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Subordinated liabilities	**12,215**	**10,006**	**22.1**
of which: Tier-III capital as defined in Art. 10 (7), KWG	24	25	-4.0
of which: maturing within two years	2,458	2,366	3.9
Profit-sharing certificates outstanding	**3,372**	**1,124**	**.**
of which: maturing within two years	645	652	1.1
Deferred interest, including discounts[1]	–277	225	.
Valuation effects	540	481	12.3
Total	**15,850**	**11,836**	**33.9**
of which relate to the category:			
Liabilities measured at amortized cost	15,821	11,836	33.7
Applying the fair value option	29	–	.

[1] including the impact of the adjustment of fair values of subordinated capital at the date of acquisition of Dresdner Bank

Subordinated liabilities are own funds as defined in Art. 10 (5a), KWG. The claims of creditors for repayment of these liabilities are subordinate to those of other creditors. The issuer cannot be obliged to repay the liability before the maturity date. In the event of insolvency or winding-up, subordinated liabilities may only be repaid after the claims of all senior creditors have been satisfied.

In 2009 the volume of new issues of subordinated liabilities was €0.3bn and the volume of maturing subordinated liabilities was €2.8bn. In the case of profit-sharing certificates there were no material new issues or maturities during the financial year.

At end-2009, the following material subordinated liabilities were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,250	1,250 EUR	Commerzbank AG	4.125	2016
2007	750	750 EUR	Commerzbank AG	5.625	2017
2007	750	750 EUR	Commerzbank AG	1.485[1]	2017
2000	600	600 EUR	Commerzbank AG	6.500	2010
2001	500	500 EUR	Commerzbank AG	6.125	2011
2008	500	500 EUR	Commerzbank AG	6.250	2014
2009	347	500 USD	Commerzbank AG	7.250	2015
2001	250	250 EUR	Commerzbank AG	6.100	2011
2003	250	250 EUR	Eurohypo AG	5.000	2016
2009	250	250 EUR	Commerzbank AG	5.000	2017
2003	220	220 EUR	Eurohypo AG	5.000	2014
2006	198	300 CAD	Commerzbank AG	4.500	2016
1999	169	150 GBP	Commerzbank AG	6.625	2019
2002	150	150 EUR	Eurohypo AG	5.750	2012

[1] Floating rate interest rate.

In the year under review, the interest paid by the Group for subordinated liabilities totalled €760m (previous year: €528m). Deferred interest expense for interest not yet paid totalled €325m (previous year: €226m).

Profit-sharing certificates outstanding form part of the Bank's liable equity in accordance with the provisions of the German Banking Act (Art. 10 (5), KWG). They participate fully in any losses. Interest payments are made only if the issuing institution earns a distributable profit. The claims of holders of profit-sharing certificates for the repayment of principal are subordinate to those of other creditors.

At end-2009, the following material profit-sharing certificates were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2003	1,671	2,408 USD	DrK Holding LLC	3.267	unlimited lifetime
2006	750	750 EUR	Commerzbank AG	5.386	2016
2000	320	320 EUR	Commerzbank AG	6.375	2010
1999	150	150 EUR	Commerzbank AG	6.375	2009[1]

[1] To be repaid in 2010

Interest payable on the outstanding profit-sharing certificates in the 2009 financial year was €150m (previous year: €90m). Deferred interest expense for interest not yet paid totalled €79m (previous year: €78m).

(68) Hybrid capital

€ m	31.12.2009	31.12.2008	Change in %
Hybrid capital	5,191	3,038	70.9
Deferred interest, including discounts[1]	−1,342	107	.
Valuation effects	230	13	.
Total	**4,079**	**3,158**	**29.2**
of which relate to the category: Liabilities measured at amortized cost	4,079	3,158	29.2
Applying the fair value option	–	–	.

[1] Including the impact of the adjustment of fair values of hybrid capital at the date of acquisition of Dresdner Bank.

There was a redemption of €0.5bn in 2009.

At the end of 2009, the following material hybrid equity instruments were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,000	1,000 EUR	Commerzbank Capital Funding Trust I	5.012	unlimited lifetime
2006	1,000	1,000 EUR	Commerzbank AG	6.932	unlimited lifetime
2006	901	800 GBP	Commerzbank Capital Funding Trust II	5.905	unlimited lifetime
1999	694	1,000 USD	Dresdner Capital LLC I	8.151	2031
2003	600	600 EUR	Eurohypo Capital Funding Trust I	6.445	unlimited lifetime
2006	300	300 EUR	Commerzbank Capital Funding Trust III	2.268	unlimited lifetime
2005	300	300 EUR	Eurohypo Capital Funding Trust II	3.685	unlimited lifetime

In the 2009 financial year interest of €203m (previous year: €174m) was payable on hybrid capital. Hybrid capital forms part of the bank's liable equity capital. Interest payments are due in accordance with the issue conditions of the instrument. The claims of holders of hybrid instruments for repayment of their capital are subordinate to the claims of creditors of the liabilities reported under subordinated liabilities and profit-sharing certificates.

(69) Equity structure

€ m	31.12.2009	31.12.2008*	Change in %
a) Subscribed capital	3,071	1,877	63.6
b) Capital reserve	1,334	6,619	−79.8
c) Retained earnings	7,878	5,842	34.9
d) Silent participation	17,178	8,200	.
e) Revaluation reserve	−1,755	−2,221	−21.0
f) Valuation of cash flow hedges	−1,223	−872	40.3
g) Reserve from currency translation	−477	−260	83.5
h) Consolidated result	–	–	.
Total before minority interests	**26,006**	**19,185**	**35.6**
Minority interests	570	657	−13.2
Equity	**26,576**	**19,842**	**33.9**

* After counterparty default adjustments, see Note 2.

a) Subscribed capital

The subscribed capital (share capital) of Commerzbank Aktiengesellschaft consists of no-par-value shares, each with a notional par value of €2.60. The shares are issued in bearer form.

	Units
Number of shares outstanding on 1.1.2009	**722,328,215**
plus: treasury shares on 31.12. of the previous year	224,941
Issue of new shares	458,799,770
Number of shares issued on 31.12.2009	**1,181,352,926**
less: treasury shares on balance-sheet date	863,905
Number of shares outstanding on 31.12.2009	**1,180,489,021**

Before deduction of treasury shares, the subscribed capital was €3,071m.

There are no preferential rights or restrictions on the payment of dividends at Commerzbank Aktiengesellschaft. All the shares in issue are fully paid up.

The value of issued, outstanding and authorized shares is as follows:

	31.12.2009		31.12.2008	
	€ m	1,000 units	€ m	1,000 units
Shares issued	3,071	1,181,353	1,879	722,553
/. Treasury shares	2	864	1	225
= Shares outstanding	3,069	1,180,489	1,878	722,328
+ Shares not yet issued from authorized capital	1,142	439,231	662	254,615
Total	**4,211**	**1,619,720**	**2,540**	**976,943**

The number of authorized shares is 1,620,584 thousand (previous year: 977,168 thousand). The accounting notional par value of the authorized shares is €4,214m (previous year: €2,541m).

As of December 31, 2009, 10,821 thousand shares (previous year: 6,178 thousand shares) had been pledged with the Group as security. This represents 0.9% (previous year: 0.9%) of the shares outstanding on the balance sheet date.

Securities transactions in treasury shares pursuant to Art. 71 (1), nos. 1 and 7 of the German Companies Act (Aktiengesetz)

	Number of shares in units	Accounting[1] par value in €1,000	Percentage of share capital
Portfolio on 31.12.2009	863,905	2,246	0.07
Largest total acquired during the financial year	11,589,027	30,131	0.98
Total shares pledged by customers as collateral on 31.12.2009	10,820,611	28,134	0.91
Shares acquired during the financial year	301,047,728	782,724	–
Shares disposed of during the financial year	300,408,764	781,063	–

[1] Notional par value per share of €2.60.

The Bank has given an undertaking to the Financial Market Stabilization Fund, represented by the Financial Market Stabilization Authority, that neither it nor any of its affiliated companies will buy back shares or other components of its liable equity capital (except as specified under Art. 71 (1) nos. 2, 4 (purchase on behalf of another party), no. 7 or no. 8 of the German Companies Act/Aktiengesetz)).

On June 3, 2009 SoFFin and Commerzbank Aktiengesellschaft concluded a share acquisition agreement under which SoFFin acquired 295,338,233 new no-par-value bearer shares, each representing a share of €2.60 in the Company's share capital and ranking fully for dividends, as from January 1, 2009. The new shares derive from the capital increase for cash approved by the Company's AGM on May 16, 2009 of €767,879,405.80, which increased the Company's share capital from €2,303,638,201.80 to €3,071,517,607.60. The new shares were issued at a price of €6.00. Shareholders' statutory pre-emptive rights were excluded.

b) Capital reserve

The capital reserve shows, in addition to premiums from the issue of shares, fair values of share-based remuneration transactions in equity instruments that have not yet been exercised. In addition, the capital reserve contains amounts realized for conversion and option rights entitling holders to purchase shares when bonds and notes were issued.

c) Retained earnings

Retained earnings consist of the statutory reserve and other reserves. The statutory reserve contains reserves which are mandated by German law; in the parent company financial statements, the amounts assigned to this reserve may not be distributed. The total retained earnings shown in the balance sheet consists of €3m of statutory reserves (previous year: €3m) and €7,875m (previous year*: €5,839m) of other reserves.

d) Silent participations

The participations by the silent partner, the Financial Market Stabilization Fund, represented by the Financial Market Stabilization Authority, in the amount of €8.2bn each were paid in as at December 31, 2008 and June 4, 2009. These silent participations are based on the agreement dated December 19, 2008, combined with the supplementary agreement dated June 3, 2009, on forming a silent participation between the Financial Market Stabilization Fund, represented by the Financial Market Stabilization Authority, and Commerzbank Aktiengesellschaft. Commerzbank Aktiengesellschaft has given an undertaking to the Financial Market Stabilization Fund, represented by the Financial Market Stabilization Authority, not to pay any dividend for the preceding year during the financial years running from January 1, 2009 to December 31, 2009 and from January 1, 2010 to December 31, 2010. Interest of 9 % p.a. will be paid on the participations, which are eligible in full as Tier 1 capital. Redemption of the silent participations will be at nominal value. In years when a dividend is paid, the interest rate applicable to the silent participations will increase. The interest premium to be paid in such a case will be based on the total cash dividend paid out. For every (approximately) €5.9m cash dividend paid, the interest rate will rise by 0.01 percentage points. Interest is only payable on the silent participations if the Company earns a net distributable profit under German GAAP (HGB) accounting rules. This condition was not met in 2009 and no costs were therefore incurred (previous year: €2m).

SoFFin participates in any net loss in proportion to the ratio of the book value of the silent participation to the overall book value of all of the Company's liable capital participating in the net loss (Art. 10 (2a), (4) and (5) German Banking Act). After a reduction the silent participation will be written up again in the following financial years to its full original nominal value, provided that this does not thereby cause or increase a net loss.

Furthermore, Commerzbank Aktiengesellschaft and Allianz concluded an agreement on June 3, 2009 on the establishment of a silent partnership, on the basis of which Allianz, through a subsidiary, provided Commerzbank Aktiengesellschaft with a silent participation of €750m. The silent participation has a profit participation mechanism consisting of a fixed interest rate of 9 % p.a. on the nominal participation amount plus additional dividend-linked remuneration of 0.01 % p.a. for approximately each €5.9m of cash dividend paid out.

In accordance with IFRS the silent participations are recognized separately under equity, and the interest paid to SoFFin is set off directly against equity without affecting the income statement.

e) Revaluation reserve

Gains and losses from revaluing financial investments at fair value are recognized in the revaluation reserve net of deferred taxes. Gains or losses are recognized in the income statement only if the asset has been disposed of or impaired.

f) Reserve from cash flow hedges

The net result of measuring the effective part of cash flow hedges, is reported in this equity item after deduction of deferred taxes. We ended cash flow hedge accounting in the fourth quarter with only a few exceptions and since then have been using micro and portfolio fair value hedge accounting to manage interest rate risks. From the date of this change, the cash flow hedge reserve and the associated hedging transactions have been amortized in net interest income over the life of the hedging transactions. This has no impact on net income.

g) Reserve from currency translation

The reserve from currency translation relates to translation gains and losses arising upon the consolidation of the capital accounts. This includes exchange rate differences arising from the consolidation of subsidiaries and associated companies.

(70) Conditional capital

Conditional capital is intended to be used for the issue of convertible bonds or bonds with warrants and also of profit-sharing certificates with conversion or option rights.

Changes in the Bank's conditional capital:

€ m	Conditional capital 1.1.2009	Additions	Expiring/ used	Conditional capital[1] 31.12.2009	of which: used conditional capital	of which: available lines
Convertible bonds/bonds with warrants/profit-sharing rights	832	390	–	1,222	–	1,222
Total	**832**	**390**	**–**	**1,222**	**–**	**1,222**

[1] The conditional capital increase of €390m is to enable the issuance of shares in the event of the exercise of conversion rights granted to the Financial Markets Stabilization Fund SoFFin, established under the German Financial Market Stabilization Fund Act and represented by the Financial Market Stabilization Authority, as a silent partner in the Company.

As resolved by the AGM of May 15, 2008, the Bank's share capital has been conditionally increased by up to €416,000,000, divided into 160,000,000 no-par-value bearer shares (Conditional Capital 2008/I). The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds, convertible profit-sharing certificates or warrants attached to bonds or profit-sharing certificates issued or guaranteed up to May 14, 2013 by Commerzbank AG or by companies in which Commerzbank AG directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) of the German Companies Act) on the basis of the AGM's authorization of May 15, 2008 (Authorization 2008/I) exercise their conversion or option rights or meet their related obligation to exercise their conversion rights and to the extent that the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights).

As resolved by the AGM of May 15, 2008, the Bank's share capital has been conditionally increased by up to €416,000,000, divided into 160,000,000 no-par-value bearer shares (Conditional Capital 2008/II). The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds, convertible profit-sharing certificates or warrants attached to bonds or profit-sharing certificates issued or guaranteed up to May 14, 2013 by Commerzbank AG or by companies in which Commerzbank AG directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) of the German Companies Act) on the basis of the AGM's authorization of May 15, 2008 (Authorization 2008/II) exercise their conversion or option rights or meet their related obligation to exercise their conversion rights and to the extent that the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights).

As resolved by the AGM in May 2009, the Bank's share capital has been conditionally increased by up to €390,000,000 divided into 150,000,000 no-par-value bearer shares (Conditional Capital 2009). The conditional capital increase is to enable the issuance of shares in the event of the exercise of conversion rights granted to the Financial Markets Stabilization Fund SoFFin, established under the German Financial Market Stabilisation Fund Act and represented by the Financial Market Stabilization Agency, as silent partner of the Company. The conditional capital increase will only be carried out to the extent that SoFFin exercises these conversion rights.

(71) Authorized capital

Date of AGM resolution	Original amount €m	Used in previous years for capital increases €m	Used in 2009 for capital increases €m	Authorization expired €m	Remaining amount €m	Date of expiry
12.05.2004	225	–	–	225	-	30.04.2009
12.05.2004	225	–	225	–	-	30.04.2009
17.05.2006	170	170	–	–	–	30.04.2011
17.05.2006	200	–	200	–		30.04.2011
17.05.2006	12	–	–	–	12	30.04.2011
15./16.05.2009	670	–	–		670	14.05.2014
15./16.05.2009	460	–	–		460	14.05.2014
Total	**1,962**	**170**	**425**	**225**	**1,142**	

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by May 14, 2014, through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum of €670,000,000 (Authorized Capital 2009/I). In principle, shareholders are to be offered subscription rights; the mandatory subscription right may also be granted in such manner that the new shares are taken up by a bank or a syndicate of banks under an obligation to offer them for subscription to shareholders of Commerzbank AG. The Board of Managing Directors is authorized to exclude any fractional amounts from shareholders' subscription rights, subject to the approval of the Supervisory Board, and to set the other terms of the capital increase and its execution.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by May 14, 2014 through the issue of new no-par-value shares against cash or non-cash contributions, in either one or several tranches, by a maximum of €460,000,000 (Authorized Capital 2009/II). In principle, shareholders are to be offered subscription rights; the mandatory subscription right may also be granted in such manner that the new shares are taken up by a bank or a syndicate of banks under an obligation to offer them for subscription to shareholders of Commerzbank AG. However, the Board of Managing Directors is authorized to exclude shareholders' subscription rights for any fractional amounts. The Board of Managing Directors may also, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank AG or by companies in which Commerzbank AG directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) German Companies Act), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights or a conversion obligation has been met. The Board of Managing Directors is also authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights in the event of capital increases against cash if the issue price of the new shares is not significantly lower than the market price for Company shares offering the same conditions at the time of setting the issue price. This exclusion of subscription rights in accordance with Articles 203 (1) and 186 (3) sentence 4 of the German Companies Act is limited to a maximum of 10 % of the company's share capital. The upper limit of 10 % of share capital will be reduced by the portion of the share capital represented by any of the Bank's own shares that are sold during the term of validity of Authorized Capital 2009/II while excluding shareholders' subscription rights in accordance with Articles 71, section 1, no. 8, sentence 5, and 186, section 3, sentence 4 of the German Companies Act. The upper limit will be further reduced by the portion of the share capital represented by shares issued to service bonds with warrants and convertible bonds with option or conversion rights or with option or conversion obligations if the bonds are issued during the period of validity of Authorized Capital 2009/II while excluding subscription rights under Article 186, paragraph 3, sentence 4 of the German Companies Act. Furthermore, the Board of Managing Directors may, subject to the approval of the Supervisory Board, exclude shareholders' subscription rights where the share capital is increased for the purpose of acquiring companies, parts of companies or interests in companies against non-cash contributions. The Board of Managing Directors is authorized to specify the other details of the capital increase and its execution.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011 through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum of €12,000,000 (authorized capital 2006/III) and to exclude shareholders' subscription rights for the purpose of issuing shares to employees of Commerzbank AG and companies in which Commerzbank AG directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1), German Companies Act).

In financial year 2009, the authorization resolved by the Annual General Meeting on May 12, 2004 (Art. 4 (6) of the Articles of Association of Commerzbank Aktiengesellschaft in the version of September 9, 2008) relating to authorized capital of €224,999,998.60 was partially utilized to increase the share capital by issuing new no-par-value shares against cash.

In financial year 2009, the authorization resolved by the Annual General Meeting on May 17, 2006 (Art. 4 (8) of the Articles of Association of Commerzbank Aktiengesellschaft in the version of September 9, 2008) relating to authorized capital of €199,999,997.60 was partially utilized to increase the share capital by issuing new no-par-value shares against cash.

(72) The Bank's foreign currency position

On December 31, 2009, the Commerzbank Group had the following foreign currency assets and liabilities (excluding fair values of derivatives):

	31.12.2009					31.12.2008	Change
€ m	USD	PLN	GBP	Others	Total	Total	in %
Cash reserve	1,240	937	17	3,185	5,379	1,386	.
Claims on banks	15,311	257	1,994	4,101	21,663	28,577	–24.2
Claims on customers	49,386	5,859	17,154	19,522	91,921	68,790	33.6
Assets held for trading purposes	12,926	915	2,123	3,077	19,041	9,748	95.3
Financial investments	23,583	3,871	2,925	5,053	35,432	33,718	5.1
Other balance-sheet items	6,284	217	5,682	3,559	15,742	6,290	.
Foreign-currency assets	**108,730**	**12,056**	**29,895**	**38,497**	**189,178**	**148,509**	**27.4**
Liabilities to banks	31,730	932	3,133	7,004	42,799	49,938	–14.3
Liabilities to customers	11,857	8,422	5,626	4,104	30,009	26,512	13.2
Securitized liabilities	31,993	347	2,205	8,902	43,447	31,339	38.6
Liabilities from trading activities	6,770	436	8,938	4,302	20,446	2,256	.
Other balance-sheet items	10,662	283	7,099	7,671	25,715	6,558	.
Foreign-currency liabilities	**93,012**	**10,420**	**27,001**	**31,983**	**162,416**	**116,603**	**39.3**

The open balance sheet positions are matched by foreign exchange forward contracts and currency swaps with matching maturity.

Notes to financial instruments

(73) Derivative transactions

The tables below show the Commerzbank Group's business with derivative financial instruments as of the balance sheet date.

A derivative is a financial instrument whose value changes in response to changes in an underlying asset. The underlying asset may, for example, be an interest rate, commodity price, share price, foreign exchange rate or bond price. The financial instrument does not require any initial net investment, or an initial net investment that is smaller than would be required for other types of instrument that would be expected to have a similar response to changes in market factors. It is settled at a future date.

Most of the derivatives transactions involve OTC derivatives, whose nominal amount, maturity and price are agreed individually between the Bank and its counterparties. However, the Bank also concludes derivatives contracts on regulated stock exchanges. These are standardized contracts with standardized nominal amounts and settlement dates.

The nominal amount shows the volume traded by the Bank. The positive and negative fair values listed in the table, however, are the expenses which would be incurred by the Bank or the counterparty to replace the contracts originally concluded with transactions of an equivalent financial value. From the Bank's point of view, a positive fair value thus indicates the maximum potential counterparty-specific default risk that existed from derivative transactions on the balance sheet date.

In order to minimize (reduce) both the economic and the regulatory credit risk arising from these instruments, our Legal Services department concludes master agreements (bilateral netting agreements) with our counterparties (such as 1992 ISDA Master Agreement Multi-Currency Cross-Border; German Master Agreement for Financial Futures). By means of such bilateral netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of our credit commitments, we use such risk-mitigating techniques only where we consider them enforceable in the jurisdiction in question, if the counterparty becomes insolvent. We obtain legal opinions from various international law firms in order to verify enforceability.

Similar to the master agreements are the collateral agreements (e.g. collateralization annex for financial futures contracts, Credit Support Annex), which we conclude with our counterparties to secure the net claim or liability remaining after netting (receipt or provision of collateral). As a rule, this collateral management reduces credit risk by means of prompt – mostly daily or weekly – measurement and adjustment of the customer exposure.

The table below shows the nominal amounts and the fair values of the derivative business broken down by interest rate-based contracts, currency-based contracts and contracts based on other price risks and the maturity structure of these transactions. The fair values are the sum totals of the positive and negative amounts per contract and are shown without deducting collateral and without taking account of any netting agreements, because these work on a cross-product basis. By definition, no positive fair values exist for options which have been written. The nominal amount represents the gross volume of all sales and purchases. The maturity dates listed for the transactions are based on the term to maturity of the contracts and not the maturity of the underlying. The table below also shows the fair value of derivatives based on the net method of presentation as set out in Note 1.

31.12.2009	Nominal amount Remaining lifetimes				Fair value	
€ m	under 1 year	1–5 years	more than 5 years	total	positive	negative
Foreign-currency-based forward transactions						
OTC products	569,568	210,591	94,331	874,490	18,121	17,357
Foreign-exchange spot and forward contracts	363,697	28,683	669	393,049	5,677	6,692
Interest-rate and currency swaps	84,856	144,436	83,462	312,754	8,815	7,795
Currency call options	58,077	17,807	5,458	81,342	3,417	–
Currency put options	61,304	19,417	3,657	84,378	–	2,687
Other foreign-exchange contracts	1,634	248	1,085	2,967	212	183
Products traded on a stock exchange	1,855	–	–	1,855	–	–
Currency futures	1,855	–	–	1,855	–	–
Currency options	–	–	–	–	–	–
Total	**571,423**	**210,591**	**94,331**	**876,345**	**18,121**	**17,357**
Interest-based forward transactions						
OTC products	2,953,987	4,062,581	3,777,029	10,793,597	284,970	289,293
Forward-rate agreements	770,675	1,894	–	772,569	398	399
Interest-rate swaps	2,105,395	3,921,755	3,638,619	9,665,769	279,452	281,937
Call options on interest-rate futures	34,156	62,963	55,171	152,290	4,844	–
Put options on interest-rate futures	42,526	69,708	80,447	192,681	–	6,334
Other interest-rate contracts	1,235	6,261	2,792	10,288	276	623
Products traded on a stock exchange	249,123	8,414	1,455	258,992	–	–
Interest-rate futures	184,415	8,123	1,068	193,606	–	–
Interest-rate options	64,708	291	387	65,386	–	–
Total	**3,203,110**	**4,070,995**	**3,778,484**	**11,052,589**	**284,970**	**289,293**
Other forward transactions						
OTC products	170,164	447,984	71,942	690,090	17,331	19,830
Structured equity/index products	15,003	14,074	2,610	31,687	929	2,093
Equity call options	28,049	11,795	1,637	41,481	6,035	–
Equity put options	32,024	18,081	2,485	52,590	–	5,650
Credit derivatives	88,225	400,473	65,150	553,848	9,494	10,883
Precious metal contracts	5,797	2,189	–	7,986	150	362
Other transactions	1,066	1,372	60	2,498	723	842
Products traded on a stock exchange	104,748	59,050	2,141	165,939	–	–
Equity futures	6,300	–	–	6,300	–	–
Equity options	88,322	53,495	2,141	143,958	–	–
Other futures	3,795	1,306	–	5,101	–	–
Other options	6,331	4,249	–	10,580	–	–
Total	**274,912**	**507,034**	**74,083**	**856,029**	**17,331**	**19,830**
Total pending forward transactions						
OTC products	3,693,719	4,721,156	3,943,302	12,358,177	320,422	326,480
Products traded on a stock exchange	355,726	67,464	3,596	426,786	–	–
Total	**4,049,445**	**4,788,620**	**3,946,898**	**12,784,963**	**320,422**	**326,480**
Net position in the balance sheet					**183,659**	**189,717**

31.12.2008	Nominal amount Remaining lifetimes				Fair value	
€ m	under 1 year	1–5 years	more than 5 years	total	positive	negative
Foreign-currency-based forward transactions						
OTC products	320,079	137,066	56,581	513,726	17,856	16,294
Foreign-exchange spot and forward contracts	202,694	23,075	405	226,174	7,693	5,638
Interest-rate and currency swaps	51,465	96,684	52,719	200,868	8,135	8,794
Currency call options	31,299	7,859	1,722	40,880	1,955	–
Currency put options	33,420	9,237	700	43,357		1,759
Other foreign-exchange contracts	1,201	211	1,035	2,447	73	103
Products traded on a stock exchange	1,270	13	–	1,283		–
Currency futures	1,270	13	–	1,283		–
Currency options	–	–	–	–		–
Total	**321,349**	**137,079**	**56,581**	**515,009**	**17,856**	**16,294**
Interest-based forward transactions						
OTC products	1,664,086	2,084,115	2,143,295	5,891,496	124,692	136,823
Forward-rate agreements	462,651	6,504	–	469,155	1,095	991
Interest-rate swaps	1,166,959	2,008,008	2,069,764	5,244,731	120,090	131,724
Call options on interest-rate futures	18,194	32,346	32,337	82,877	3,264	–
Put options on interest-rate futures	14,978	32,806	38,757	86,541		3,535
Other interest-rate contracts	1,304	4,451	2,437	8,192	243	573
Products traded on a stock exchange	71,760	4,212	721	76,693		–
Interest-rate futures	70,427	4,176	633	75,236		–
Interest-rate options	1,333	36	88	1,457		–
Total	**1,735,846**	**2,088,327**	**2,144,016**	**5,968,189**	**124,692**	**136,823**
Other forward transactions						
OTC products	63,258	114,051	24,715	202,024	13,634	12,812
Structured equity / index products	6,718	9,997	2,348	19,063	3,483	2,126
Equity call options	9,585	5,406	570	15,561	4,022	–
Equity put options	10,119	5,289	426	15,834		4,918
Credit derivatives	27,316	92,263	21,371	140,950	5,402	5,184
Precious metal contracts	8,656	446	–	9,102	256	343
Other transactions	864	650	–	1,514	471	241
Products traded on a stock exchange	40,855	22,916	1,615	65,386		–
Equity futures	2,597	–	–	2,597		–
Equity options	37,333	22,427	1,615	61,375		–
Other futures	556	269	–	825		–
Other options	369	220	–	589		–
Total	**104,113**	**136,967**	**26,330**	**267,410**	**13,634**	**12,812**
Total pending forward transactions						
OTC products	2,047,423	2,335,232	2,224,591	6,607,246	156,182	165,929
Products traded on a stock exchange	113,885	27,141	2,336	143,362		–
Total	**2,161,308**	**2,362,373**	**2,226,927**	**6,750,608**	**156,182**	**165,929**
Net position in the balance sheet					**103,510**	**113,257**

Breakdown of derivatives business, by borrower group: The table below shows the positive and negative fair values of the Commerzbank Group's derivative business broken down by counterparty. The Commerzbank Group conducts derivative business primarily with counterparties who have excellent credit ratings. A large portion of the fair values is concentrated in banks and financial institutions based in OECD countries.

	31.12.2009		31.12.2008	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
OECD central governments	1,094	877	351	169
OECD banks	167,040	178,872	93,700	105,777
OECD financial institutions	140,706	140,637	54,351	55,949
Other companies, private individuals	8,880	3,942	7,343	3,708
Non-OECD banks	2,702	2,152	437	326
Total	**320,422**	**326,480**	**156,182**	**165,929**

The outstanding volume of the Commerzbank Group's transactions as a protection buyer or seller amounted to €281,956m (previous year: €72,659m) and €271,892m (previous year: €68,291m) respectively as of the balance sheet date. We employ these products, which serve to transfer credit risk, in both trading for arbitrage purposes and in the investment area for diversifying our loan portfolios. The following table illustrates our risk structure in terms of the various risk assets that have been hedged.

Breakdown by reference assets

	31.12.2009		31.12.2008	
	Nominal		Nominal	
€ m	Buyer of protection	Seller of protection	Buyer of protection	Seller of protection
OECD central governments	8,292	7,936	3,957	6,389
OECD banks	16,295	17,089	4,789	4,875
OECD financial institutions	94,893	93,603	7,798	6,798
Other companies, private individuals	160,480	152,111	55,134	49,814
Non-OECD banks	1,996	1,153	981	415
Total	**281,956**	**271,892**	**72,659**	**68,291**

(74) Use made of derivative financial instruments

	31.12.2009		31.12.2008	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
Derivative financial instruments used for trading purposes	177,307	178,372	92,982	91,794
Derivatives used as hedging instruments	6,352	11,345	10,528	21,463
for micro fair value hedges	5,566	10,844	5,680	14,787
for portfolio fair value hedges	786	449	–	–
for cash flow hedge accounting	–	52	4,848	6,676
Total	**183,659**	**189,717**	**103,510**	**113,257**

In the above table, we show the use made of our derivative financial instruments. We use derivatives for both trading and hedging purposes. The criteria for the different types of use are set out in Notes 5, 11, 12, 13, 20 and 21.

(75) Assets pledged as collateral

Assets in the amounts shown below were pledged as collateral for the following liabilities:

€ m	31.12.2009	31.12.2008	Change in %
Liabilities to banks	58,627	64,279	–8.8
Liabilities to customers	35,948	7,999	.
Securitized liabilities	144	355	–59.4
Other liabilities	3,096	–	.
Total	**97,815**	**72,633**	**34.7**

The following assets were pledged as collateral for the above-mentioned liabilities:

€ m	31.12.2009	31.12.2008	Change in %
Claims on banks and customers	21,095	18,727	12.6
Assets held for trading purposes and financial investments	79,395	57,248	38.7
Other assets	–	5	
Total	**100,490**	**75,980**	**32.3**

Collateral was furnished to borrow funds as part of securities repurchase agreements (repos). Security was also furnished for funds borrowed for specific purposes and securities-lending transactions. The transactions were carried out under the standard market terms for securities lending and repurchase transactions.

(76) Maturity breakdown

€m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
	Remaining lifetimes as of 31.12.2009				
Claims on banks	36,564	37,968	14,525	13,059	5,093
Claims on customers	23,047	68,766	34,830	122,114	112,726
Bonds, notes and other interest-rate-related securities and promissory notes from assets held for trading purposes	–	2,822	2,986	11,575	12,365
Bonds, notes and other interest-rate-related securities held in financial investments	–	6,606	14,341	44,440	62,645
Total	**59,611**	**116,162**	**66,682**	**191,188**	**192,829**
Liabilities to banks	47,510	44,485	19,580	14,216	14,843
Liabilities to customers	131,773	64,249	15,736	17,045	35,815
Securitized liabilities	92	27,318	35,215	77,501	31,244
Subordinated and hybrid capital[1]	–	615	3,129	4,183	12,851
Total	**179,375**	**136,667**	**73,660**	**112,945**	**94,753**

[1] Excl. deferred interest and discounts (€–1,619m) and measurement effects (€770m).

€m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
	Remaining lifetimes as of 31.12.2008				
Claims on banks	19,040	18,964	8,916	10,148	6,167
Claims on customers	20,454	46,306	27,275	98,238	97,875
Bonds, notes and other interest-rate-related securities and promissory notes from assets held for trading purposes	–	1,691	2,096	8,344	6,331
Bonds, notes and other interest-rate-related securities held in financial investments	–	12,903	5,384	34,682	70,969
Total	**39,494**	**79,864**	**43,671**	**151,412**	**181,342**
Liabilities to banks	19,894	70,252	13,677	11,398	13,271
Liabilities to customers	57,883	55,056	18,517	12,826	25,921
Securitized liabilities	218	23,823	29,848	84,576	27,362
Subordinated and hybrid capital[1]	–	396	1,556	3,832	8,384
Total	**77,995**	**149,527**	**63,598**	**112,632**	**74,938**

[1] Excl. deferred interest and discounts (€332m) and measurement effects (€494m).

The term to maturity is defined as the period between the balance sheet date and the contractual maturity date of the financial instruments. In the case of financial instruments which are paid in partial amounts, the term to maturity of each partial amount has been used.

(77) Fair value of financial instruments

Determination of fair value

This note provides more information on the fair value of financial instruments which are not recognized at fair value in the balance sheet, but for which a fair value must be disclosed in accordance with IFRS 7. For the financial instruments reported in the balance sheet at fair value the accounting methodology is set out in the accounting policies Notes 2 to 29) and below in the sections "Valuation of financial instruments" and "Fair value hierarchy".

The nominal value of financial instruments that fall due on a daily basis is taken as their fair value. These instruments include the cash reserve as well as overdrafts and sight deposits in the claims on banks and customers or liabilities to banks and customers categories.

Market prices are not available for loans and deposits as there are no organized markets in which these financial instruments are traded. Fair value is determined for these instruments by using recognized mathematical valuation methods with current market parameters. A discounted cash flow model is used for loans with parameters based on a risk-free yield curve, credit spreads and a fixed premium to cover liquidity spreads, administrative expenses and the cost of capital. A risk-free yield curve is also used to determine the fair value of liabilities, with Commerzbank AG's own credit spread and a premium for administrative costs being added to the model. The model also uses market credit spreads for mortgage Pfandbriefe, public-sector Pfandbriefe and loans taken out by the Bank.

Fair value for securitized liabilities, subordinated liabilities and hybrid capital is determined on the basis of quoted market prices, if available. A number of different factors, including current market interest rates and the Group's credit rating are taken into account in determining fair value. If market prices are not available, the fair values are determined on the basis of mathematical valuation models (e.g. discounted cash flow or option price models), which are in turn based on yield curves, volatilities, own credit spreads etc. Particularly in cases where the Bank has issued structured debt instruments, which are measured at fair value, the Bank's own credit risk (i.e. its own credit spread) is used in determining fair value.

During the integration of the former Dresdner Bank into the Commerzbank Group both banks are continuing to use their existing models, which are based on comparable methodologies. The model calculations used in the former Dresdner Bank have been aligned with Commerzbank's parameters through a calibration process.

The table below compares the fair values of the balance sheet items with their carrying values.

	Fair value		Book value		Difference	
€ bn	**31.12.2009**	**31.12.2008***	**31.12.2009**	**31.12.2008***	**31.12.2009**	**31.12.2008**
Assets						
Cash reserve	10.3	6.6	10.3	6.6	–	–
Claims on banks	106.7	63.0	106.7	63.0	0.0	0.0
Collateralized claims from money market operations	58.9	22.8	58.9	22.8		
Claims from money market trading	16.3	8.1	16.3	8.1		
Promissory notes	12.3	17.0	12.8	17.0	–0.5	0.0
Fair value option	0.7	–	0.7	–		
Other claims	19.0	15.4	18.5	15.4	0.5	0.0
Provisions	–0.5	–0.3	–0.5	–0.3		
Claims on customers	352.8	284.2	352.2	284.8	0.6	–0.6
Collateralized claims from money market operations	22.4	9.1	22.4	9.1		
Claims from money market trading	17.0	20.8	17.0	20.8		
Promissory notes	36.8	49.5	36.8	49.5		
Mortgages and other claims secured by property charges	139.6	115.5	139.9	117.0	–0.3	–1.5
Fair value option	3.1	4.1	3.1	4.1		
Other claims	143.1	90.5	142.2	89.6	0.9	0.9
Provisions	–9.3	–5.3	–9.3	–5.3		
Hedging instruments / Value adjustments portfolio hedges	6.4	10.5	6.4	10.5	–	–
Assets held for trading purposes	218.7	118.6	218.7	118.6	–	–
Financial investments	130.9	126.9	131.3	127.5	–0.4	–0.6
Loans and receivables	78.8	83.0	79.2	83.6	–0.4	–0.6
Available for sale	44.5	40.9	44.5	40.9		
Non-quoted equity participations	0.5	0.6	0.5	0.6		
At equity participations in associated companies	0.4	0.3	0.4	0.3		
Fair value option	6.7	2.1	6.7	2.1		
Liabilities						
Liabilities to banks	139.8	127.1	140.6	128.5	–0.8	–1.4
Collateralized liabilities from money market operations	31.6	31.0	31.6	31.0		
Liabilities from money market trading	51.8	43.5	51.8	43.5		
Fair value option	1.6	0.0	1.6	0.0		
Other liabilities	54.9	52.6	55.7	54.0	–0.8	–1.4
Liabilities to customers	263.8	169.4	264.6	170.2	–0.8	–0.8
Collateralized liabilities from money market operations	17.6	8.9	17.6	8.9		
Liabilities from money market trading	48.8	63.9	48.8	63.9		
Fair value option	1.7	0.4	1.7	0.4		
Other liabilities	195.7	96.2	196.5	97.0	–0.8	–0.8
Securitized liabilities	171.0	164.0	171.4	165.8	–0.4	–1.8
Measured at amortized cost	167.5	164.6	167.9	166.4	–0.4	–1.8
Fair value option	3.5	1.3	3.5	1.3		
Hedging instruments / Value adjustments portfolio hedges	11.3	21.5	11.3	21.5	–	–
Liabilities from trading activities	193.0	96.2	193.0	96.2	–	–
Subordinated and hybrid capital	18.1	11.9	19.9	15.0	–1.8	–3.1

In net terms, the difference between the book value and fair value for all items amounted to €4.0bn as of December 31, 2009 (December 31, 2008: €5.9bn).

* After counterparty default adjustments, see Note 2.

Valuation of financial instruments

Under IAS 39, all financial instruments are initially recognized at fair value; in the case of financial instruments that are not classified as at fair value through profit or loss, fair value plus certain transaction costs. Subsequently, those financial instruments that are classified as at fair value through profit or loss or available-for-sale financial assets are measured at fair value on an ongoing basis. For this purpose, at fair value through profit or loss includes derivatives, instruments held for trading and instruments designated at fair value.

The fair value of a financial instrument is the amount for which it could be exchanged between knowledgeable, willing, independent parties in an arm's length transaction. The most suitable measure of fair value is the quoted price for an identical instrument in an active market. In those cases where no quoted prices are available, valuation is based on quoted prices for similar instruments in active markets. To reflect the price at which an asset could be exchanged or a liability settled, asset positions are valued at the bid price and liability positions are valued at the ask price.

Where quoted prices are not available for identical or similar financial instruments, fair value is derived using an appropriate valuation model where the data inputs are obtained, as far as possible, from observable market sources. While most valuation techniques rely on data from observable market sources, certain financial instruments are valued using models that incorporate other inputs for which there is insufficient recent observable market data and these valuations inherently include a greater level of management judgement. These 'unobservable' inputs may include data that is extrapolated, interpolated, or may be derived by approximation to correlated or historical data. However, such inputs maximize market or third-party inputs and rely as little as possible on entity-specific inputs.

Valuation models must be consistent with accepted economic methodologies for pricing financial instruments and must incorporate all factors that market participants would consider appropriate in setting a price. All fair values are subject to the Group's internal controls and procedures which set out the standards for independently verifying or validating fair values. These controls and procedures are managed by the Independent Price Verification Group within the Finance function. The models, inputs, and resulting fair values are reviewed regularly with Senior Management and the Risk function.

Fair value hierarchy

Under IFRS7, financial instruments carried at fair value have been categorized into the three levels of the fair value hierarchy as follows:

Level I: Financial instruments where the fair value is based on quoted prices for identical financial instruments in an active market.

Level II: Financial instruments where no quoted prices are available for identical instruments in an active market and the fair value is established using valuation techniques. These valuation techniques include comparisons with quoted prices for similar financial instruments in active markets, comparisons with quoted prices for identical or similar financial instruments in inactive markets, and the use of valuation models for which all significant inputs are based – as far as possible – on observable market data.

Level III: Financial instruments where valuation techniques are used that incorporate inputs for which there is insufficient observable market data and where these inputs have a more than insignificant impact on the fair value – these valuations inherently include a greater level of management judgement. The estimates and assumptions used are based on historical experience and other factors, such as projections and expectations or forecasts with regard to future events, which appear appropriate under the given conditions. Realizable fair values determinable at a later date could differ from the estimated fair values.

In the tables below the financial instruments reported in the balance sheet at fair value are broken down by category and valuation method. There is also a breakdown of whether fair value is based on quoted market prices (Level I), observable market data (Level II) or unobservable market data (Level III).

Financial assets		Level I	Level II	Level III	Total	Total
€ bn		31.12.2009				31.12.2008
Claims on banks	Fair value option	0.7	–	–	0.7	–
Claims on customers	Fair value option	0.7	2.2	0.2	3.1	4.1
Positive fair values attributable to hedging instruments	Hedge accounting	–	6.4	–	6.4	10.5
Assets held for trading purposes	Held for trading	28.6	185.0	5.1	218.7	118.6
of which: Positive fair values attributable to derivatives		–	173.8	3.5	177.3	93.0
Financial investments	Fair value option	5.1	0.9	0.7	6.7	2.1
	Available for sale	5.3	38.4	1.3	45.0	41.5
Total		**40.4**	**232.9**	**7.3**	**280.6**	**176.8**

Financial liabilities		Level I	Level II	Level III	Total	Total
€ bn		31.12.2009				31.12.2008
Liabilities to banks	Fair value option	1.6	–	–	1.6	0.0
Liabilities to customers	Fair value option	1.7	–	–	1.7	0.4
Securitized liabilities	Fair value option	3.5	–	–	3.5	1.3
Negative fair values of hedging instruments	Hedge accounting	–	11.3	–	11.3	21.5
Liabilities from trading activities	Held for trading	2.7	187.8	2.4	192.9	96.2
of which: Currency-related transactions		–	144.8	1.0	145.8	63.4
Subordinated capital	Fair value option	–	–	–	–	–
Total		**9.5**	**199.1**	**2.4**	**211.0**	**119.4**

The changes in financial instruments in the Level III category were as follows in financial year 2009:

Financial assets € m	Assets held for trading purposes	Positive fair values attributable to hedging instruments/value adjustments portfolio hedges	Fair value option	Available-for-sale financial assets	Total
Fair value as of 1.1.2009	578	233	–	2,511	3,322
Changes in consolidated companies	4,024	5,805	1,748	147	11,724
Gains/losses recognized in profit or loss during the period	–528	–284	–133		–945
Gains/losses recognized in equity				–10	–10
Purchases	448		2	184	634
Sales	–414		–5	–25	–444
Issues					–
Redemptions					–
Transfers	–2,818	–1,955	–640	–1,578	–6,991
Fair value as of 31.12.2009	**1,290**	**3,799**	**972**	**1,229**	**7,290**
of which: cumulative gains/losses recognized in profit or loss	–567	–259	–131	–	–957

Financial liabilities

€ m	Liabilities from trading activities	Negative fair value attributable to hedging instruments/value adjustments portfolio hedges	Fair value option	Total
Fair value as of 1.1.2009	2	16		18
Changes in consolidated companies	271	3,520		3,791
Gains/losses recognized through profit or loss during the period	4	582		586
Gains/losses recognized in equity				–
Purchases			29	29
Sales				
Issues	25	13		38
Redemptions				–
Transfers	−275	−1,740		2,015
Fair value as of 31.12.2009	**27**	**2,391**	**29**	**2,447**
of which: cumulative gains/losses recognized through profit or loss	5	580		585

Sensitivity analysis

Where the value of financial instruments is based on unobservable input parameters, the precise level for these parameters at the balance sheet date may be derived from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen to be consistent with existing market evidence and in line with the Group's valuation control approach.

The purpose of this disclosure is to illustrate the potential impact of the relative uncertainty in the fair values of financial instruments whose valuations are based on unobservable parameter inputs, although it should be noted that these parameters lie at the extreme ends of the range of reasonable possible alternatives. In practice, it is unlikely that all unobservable parameters would simultaneously lie at the extremes of their range of reasonably possible alternatives and the estimates disclosed are thus likely to be greater than the true level of uncertainty in the fair value of these instruments. The purpose of this disclosure is not to estimate or predict future movements in fair value.

The following table presents the sensitivity analysis by type of instrument.

€ m	Positive income statement-related effects	Negative income statement-related effects
Securities	236	287
ABSs and MBSs	188	239
Other debt instruments	48	48
Derivatives	126	58
Credit derivatives	19	8
Interest-rate-related transactions	21	21
Currency-related transactions	86	29

Day One P&L

The aggregated difference between the transaction price and a model value which is not exclusively based on observable market data (the so-called Day One P&L) mainly applies to derivatives in the trading book. The change in these amounts during the financial year was as follows:

€m	Assets held for trading purposes	Liabilities from trading activities	Total	
		2009		2008
Value as of January 1	4	–	4	–
Allocations recognized on income statement	2	24	26	7
Reversals recognized on income statement	1	13	14	3
Value as of December 31	**5**	**11**	**16**	**4**

(78) Information on financial assets and financial liabilities for which the fair value option is applied

In the Commerzbank Group, the fair value option is primarily used to avoid accounting mismatches arising from securities and loans hedged with interest rate or credit derivatives. This also applies to structured debt instruments we have issued which have been hedged with interest rate or foreign currency derivatives. The fair value option is also used for financial instruments whose management and performance is evaluated on a fair value basis and for financial instruments with embedded derivatives

Applying the fair value option produces the following values as broken down by balance sheet item:

€m	31.12.2009	31.12.2008	Change in %
Claims on banks	699	–	.
Claims on customers	3,136	4,118	–23.8
Financial investments	6,722	2,057	.
Assets, total	**10,557**	**6,175**	**71.0**
Liabilities to banks	1,551	13	.
Liabilities to customers	1,658	355	.
Securitized liabilities	3,503	1,267	.
Subordinated and hybrid capital	29	–	.
Liabilities, total	**6,741**	**1,635**	**.**

The total gain on measurement from applying the fair value option amounts to €839m (previous year: €–237m; see Note 33).

Of the total claims of €3,136m measured at fair value, €2,735m (previous year: €3,541) were hedged by credit derivatives. In the year under review, the change in the fair value of claims attributable to changes in default risk was €510m (previous year: €–507m) and cumulatively amounted to €–36m (previous year: €–545m).

The change in the fair value of the related risk-limiting credit derivatives amounted to €–460m during the financial year 2009 (previous year: €381m) and cumulatively to €–50m (previous year: €424m).

For liabilities to which the fair value option was applied the change in fair value for credit-risk reasons was €142m in 2009 (previous year: €–176m). The cumulative change was €–49m (previous year: €–191m). The repayment amount for financial liabilities measured at fair value is €7,161m (previous year: €1,776m).

The credit risk-specific changes in the fair value of the claims and liabilities are primarily calculated as changes in fair values less value changes resulting from market conditions.

Risk management

(79) Risk management

Risk management is an essential component of all Commerzbank business processes and is designed to support corporate management. Risks are identified, measured and then managed and monitored in line with the Bank's risk appetite.

Commerzbank defines risk as the danger of possible losses or profits foregone. This risk may be caused by internal or external factors. In risk management we normally distinguish between quantifiable risks – those to which a value can normally be attached – and non-quantifiable risks.

The Bank's Board of Managing Directors sets risk policy guidelines for the Group as part of the annually reviewed overall risk strategy it has established, consisting of various sub-strategies for the key types of risk. The overall risk strategy is based on the business strategy, also defined by the Board of Managing Directors, which ensures that its risk management policy is in line with the strategic orientation of the Group.

At Board level the Chief Risk Officer (CRO) is responsible for controlling all of the quantifiable risks (especially credit, market, liquidity and operational risk) of the Commerzbank Group, and for establishing and implementing the overall risk strategy. As part of his responsibility at Group level for the back office function, the CRO also assumes the management function for all credit risks.

The Chairman of the Board of Managing Directors (CEO) bears responsibility for controlling risks related to the Bank's business strategy and reputational risks. The Chief Financial Officer (CFO) assumes responsibility for controlling compliance risk (investor protection, insider guidelines, money laundering etc.).

The Board of Managing Directors and the Supervisory Board are informed promptly about the Bank's risk situation by means of comprehensive, objective reports.

The nature and scale of the risks arising from financial instruments are set out in the risk report.

(80) Default risk

The Commerzbank rating and scoring methods, in use for all key credit portfolios, form the basis for measuring default risk. Both the calibration of the probabilities of default assigned to individual counterparties or loans and the evaluation of collateral are based on an analysis of historical data from the Commerzbank portfolio. The basis for the annual recalibration of the methods is the experience of the current year.

Rating distribution

The Commerzbank rating method comprises 25 rating levels for loans not in default (1.0 to 5.8) and five default classes (6.1 to 6.5). The Commerzbank master scale allocates a non-overlapping range of probabilities of default that are stable over time to each rating class.

The rating methods are subject to annual validation and recalibration so that they reflect the latest projection based on all actual observed defaults.

Commerz-bank AG rating	PD and EL mid-point as percentage	PD and EL range as percentage	S&P		IFD scale*	
1.0	0	0	AAA	AAA	I	Investment grade
1.2	0.01	0 – 0.02				
1.4	0.02	0.02 – 0.03	AA+	AA		
1.6	0.04	0.03 – 0.05	AA, AA-			
1.8	0.07	0.05 – 0.08	A+, A,	A		
2.0	0.11	0.08 – 0.13	A-			
2.2	0.17	0.13 – 0.21	BBB+	BBB		
2.4	0.26	0.21 – 0.31	BBB			
2.6	0.39	0.31 – 0.47			II	
2.8	0.57	0.47 – 0.68	BBB-			
3.0	0.81	0.68 – 0.96	BB+	BB	III	Non-investment grade
3.2	1.14	0.96 – 1.34	BB			
3.4	1.56	1.34 – 1.81				
3.6	2.10	1.81 – 2.40	BB-		IV	
3.8	2.74	2.40 – 3.10	B+	B		
4.0	3.50	3.10 – 3.90				
4.2	4.35	3.90 – 4.86	B		V	
4.4	5.42	4.86 – 6.04				
4.6	6.74	6.04 – 7.52				
4.8	8.39	7.52 – 9.35	B-			
5.0	10.43	9.35 – 11.64				
5.2	12.98	11.64 – 14.48	CCC+	CCC	VI	
5.4	16.15	14.48 – 18.01				
5.6	20.09	18.01 – 22.41	CCC to CC-			
5.8	47.34	22.41 – 99.99				
6.1	100	Imminent insolvency (> 90 days past due)	C, D-I, D-II			Default
6.2		Restructuring				
6.3		Restructuring with recapitalization/ partial waiving of claims				
6.4		Cancellation without insolvency				
6.5		Insolvency				

* IFD = Initiative Finanzstandort Deutschland

Consistent with the master scale method, the default ranges assigned to the ratings within the Commerzbank master scale remain unchanged for the purpose of comparability (stable over time and for the portfolio). External ratings are shown as well for guidance. A direct reconciliation is not possible, however, because for external ratings the observed default rates fluctuate from year to year and sometimes even between different portfolios.

The credit approval authorities of individual employees and of the committees (Board of Managing Directors, credit committee, credit sub-committees) are graduated by rating group. The most important control variable for default risk is expected losses (EL) as derived from the ratings. The credit risk strategy sets target values for individual sub-portfolios. This ensures that the expected risk provision is kept in line with the strategic objectives of the Bank, such as the target rating from rating agencies or the target portfolio quality and structure.

(81) Market risk

Market risk is the risk of losses as a result of changes in market prices (interest rates, spreads, currency rates, equity prices and commodities) or parameters which influence prices such as volatilities and correlations. In the Commerzbank definition, risks from equity investments in the banking book and equity event risk (modelling of equity risks beyond VaR, such as the insolvency of the issuer) also constitute market risks. We also monitor market liquidity risk which covers situations where the Bank is prevented from selling trading positions at short notice or hedging them to the desired extent due to inadequate market liquidity.

Market risk is managed by means of a sophisticated system of limits, combined with reliable and optimized methods for measuring and monitoring. Commerzbank uses economic capital (risk-taking capability) and business expectations to establish its market risk limits, which ensures a risk/reward-based management of market risk. The extent to which the limits are used, together with the relevant P&L figures, is reported daily to the Board of Managing Directors and the various heads of divisions.

For the daily quantification and monitoring of market risk, especially that arising in proprietary trading, statistical methods are used to calculate the value at risk. The underlying statistical parameters are based on an observation period of the past 255 trading days, a 10-day holding period and a confidence level of 99 %. The value at risk models are being constantly adapted to the changing environment.

As a result of the takeover of Dresdner Bank and with the agreement of the German Federal Financial Supervisory Authority (BaFin) Commerzbank is temporarily using two parallel market risk models which have both been approved by the supervisory authorities to determine its regulatory capital requirements. For the positions of the old Commerzbank general market risk is calculated on the basis of an historical simulation, while specific interest rate risk is calculated by means of a variance/covariance approach. For the positions of the former Dresdner Bank we use a VaR model based on historical data with a stochastic Gaussian normal distribution assumption. These different methods will be merged into a single market risk model based on a historical simulation methodology by the end of 2010. A delta-gamma VaR model is temporarily being used for internal consolidated market risk management.

The reliability of both internal models is regularly checked using backtesting methods. Apart from meeting supervisory requirements, the aim is to assess and steadily improve forecasting quality. The total number of significant deviations also provides the basis for the evaluation of the internal risk models by the supervisory authorities.

The table below shows the group-wide regulatory market risk of the trading portfolio including the FX risks of the banking book, as used in the calculations on the capital requirement. The value at risk shows the potential losses which will not be exceeded with a 99 % degree of probability for a holding period of 10 days:

Group € m	31.12.2009	31.03.2009	31.12.2008
Minimum	174.6	175.1	26.9
Median	270.6	245.8	43.5
Maximum	358.1	350.6	150.9
Year-end figure	**199.8**	**262.9**	**96.3**

Because the value at risk concept forecasts potential losses under 'normal' market conditions, Commerzbank also calculates stress tests to cover possible extreme scenarios. Stress tests are intended to simulate the impact of crises, extreme market conditions and major changes in correlations and volatilities.

Stress tests by division, individually adjusted to the risk factors of each portfolio, form part of daily reporting. Stress tests performed across portfolios simulate the impact of historical and conceivable future crisis scenarios on the Group as a whole. The overall picture is rounded off by monthly specific scenario analyses for each asset class (e.g. hypothetical interest rate, equity, foreign exchange and credit spread scenarios).

(82) Interest rate risk

The interest rate risk of the Commerzbank Group results from items in both the trading book and the banking book. In the latter, interest rate risk mainly arises through maturity mismatches between the Bank's interest-bearing assets and liabilities – for instance, through the short-term funding of long-dated loans. The interest rate items shown in the balance sheet as well as the derivatives employed to manage them are included in the measurement of interest rate risk.

The interest rate risks at Group level are currently being measured via a delta-gamma VaR model using a net present value approach.

31.12.2009 Portfolio	Holding period	Confidence level: 99 % Banking book € m	 Trading book € m	Overall interest-rate risk € m
Group	10 days	137.8	66.5	172.2

31.12.2008 Portfolio	Holding period	Confidence level: 99 % Banking book € m	 Trading book € m	Overall interest-rate risk € m
Group	10 days	97.3	43.3	101.2

The impact of an interest rate shock on the economic value of the Group's banking books is simulated monthly in compliance with regulatory requirements. In accordance with the Banking Directive, the Federal Financial Supervisory Authority (BaFin) has prescribed a uniform unexpected change in interest rates to be used by all banks. The applicable change in interest rates is currently +130 basis points and –190 basis points. The maximum fall as a result of these moves in interest rates was €99m at year-end. This corresponds to a decline in liable equity of 0.23 %, which is far below the limit of 20 % defined for so-called outlier banks.

(83) Operational risk

Operational risk is defined in accordance with the Solvency Regulation (SolvV) as the risk of loss resulting from the inadequacy or failure of internal processes, systems and people or from external events. This definition includes legal risks.

The Operational Risk Committee is kept regularly informed about the risk situation. It deals in particular with the management of operational risks within the Group. The aim is to optimize the expected loss from OpRisk from a cost/benefit point of view and to minimize the potential for unexpected loss. In so doing, the Operational Risk Committee takes an end-to-end view of the processes within the Bank with the aim of recognizing risks in a timely manner. The Operational Risk Committee also deals with all issues relating to the implementation of AMA (Advanced Measurement Approach) in the Group and arising from the Minimum Requirements for Risk Management (MaRisk) with regard to operational risk. It is in particular responsible for the implementation of the guidelines under section 280 SolvV, which is the operational responsibility of Group Risk Control & Capital Management (GRM-CC).

The Group's operational risk profile, expressed in terms of the occurred loss per event category under section 287 SolvV, shows that around 75 % of the losses fall into the two event categories of "product-related losses" and "procedural errors". In the case of product-related losses, losses in the sub-category "appropriateness, disclosure and fiduciary duties" have risen significantly due to a major event. GRM-CC conducts regular benchmarking of the values to data from the operational risk data exchange ORX and public data; these show comparable distributions.

		31.12.2009		31.12.2008	
		in € m	in %	in € m	in %
Internal fraud	Internal theft and fraud	5.0	4.4	4.1	4.9
External fraud	External theft and fraud	10.3	9.3	7.0	8.4
	External systems security	0.0	0.0	–	0.0
System failures	Technical and system failures	1.0	0.9	0.4	0.5
Material damage	Wilful destruction and terrorism	0.0	0.0	0.0	0.0
	Disasters and other events	0.1	0.1	0.1	0.1
	Accidents and public safety	0.1	0.1	0.1	0.1
Product-related losses					
	Appropriateness, disclosure and fiduciary duties	10.6	9.5	1.8	2.2
	Illegal business or market practices	4.9	4.4	1.7	2.1
	Product errors	9.1	8.2	1.2	1.4
	Advisory function	20.3	18.2	15.3	18.4
	Customer selection, lending and customer limit	0.4	0.4	0.0	0.0
	Customer error	0.0	0.0	0.0	0.0
Procedural errors					
	Entering, processing & managing transactions	48.9	43.9	48.8	58.5
	Customer acquisition and documentation	0.1	0.1	0.1	0.1
	Customer account management	0.3	0.2	0.1	0.1
	Monitoring and reporting	0.1	0.1	2.7	3.2
Errors relating to employment conditions					
	Events occurring within the context of employee conditions	0.2	0.2	0.0	0.0
	Safety of work environment	0.0	0.0	0.0	0.0
	Discrimination and exclusion at workplace	0.0	0.0	0.0	0.0
Group		**111.4**	**100.0**	**83.4**	**100.0**

(84) Concentration of credit risk

Concentrations of credit risk may arise through business relationships with individual borrowers or groups of borrowers who share a number of features and whose individual ability to service debt is influenced to the same extent by changes in certain overall economic conditions. Besides obtaining collateral and applying a uniform lending policy, the Bank has entered into a number of master netting agreements to minimize credit risks: these give the Bank the right to net claims on and liabilities to a customer in the case of default or insolvency of that customer.

The carrying values of credit risks relating to claims on customers were as follows on December 31, 2009:

	Claims	
€ m	**31.12.2009**	**31.12.2008**
Customers in Germany	**217,987**	**180,121**
Companies and self-employed	98,150	73,920
Manufacturing	26,674	14,778
Construction	4,146	2,203
Distributive trades	8,738	6,003
Services incl. professions and others	58,592	50,936
Public sector	37,256	45,917
Other retail customers	82,581	60,284
Customers outside Germany	**143,496**	**110,027**
Corporate and private customers	134,817	98,431
Public sector	8,679	11,596
Sub-total	**361,483**	**290,148**
less valuation allowances	–9,289	–5,333
Total	**352,194**	**284,815**

The carrying values of credit risks relating to contingent liabilities and irrevocable lending commitments were as follows on December 31, 2009:

	Contingent liabilities, irrevocable lending commitments	
€ m	**31.12.2009**	**31.12.2008**
Customers and banks in Germany	**58,337**	**35,023**
Banks	1,166	597
Companies and self-employed	55,319	33,028
Manufacturing	25,312	10,785
Construction	2,085	1,911
Distributive trades	3,186	3,347
Services incl. professions and others	24,736	16,985
Public sector	106	388
Other retail customers	1,746	1,010
Customers and banks outside Germany	**52,238**	**48,249**
Banks	7,827	7,844
Corporate and private customers	43,429	39,604
Public sector	982	801
Sub-total	**110,575**	**83,272**
less provisions	–539	–364
Total	**110,036**	**82,908**

(85) Liquidity ratio of Commerzbank Aktiengesellschaft

The liquidity of a bank is considered adequate if the liquidity ratio is not lower than 1. The liquidity ratio is the ratio between the funds available from the reporting date up to the end of the following month (first maturity bracket) and the outflows expected during this period.

The standardized approach under the German Liquidity Regulation was used by Commerzbank Aktiengesellschaft in 2009.

As at December 31, 2009 the liquidity ratio calculated by Commerzbank Aktiengesellschaft was 1.20 (previous year: 1.14). Excess liquidity from the first maturity bracket was €52.0bn (previous year: €19.5bn).

Liquidity ratios of Commerzbank Aktiengesellschaft in 2009:

	Month-end level		Month-end level
January	1.13	July	1.32
February	1.21	August	1.31
March	1.16	September	1.33
April	1.18	October	1.28
May	1.18	November	1.28
June	1.30	December	1.20

Other notes

(86) Subordinated assets

The following subordinated assets are included in the assets shown in the balance sheet:

€m	31.12.2009	31.12.2008	Change in %
Claims on banks	62	112	–44.6
Claims on customers	214	229	–6.6
Bonds and notes	75	653	–88.5
Other equity-related securities	63	–	.
Total	**414**	**994**	**–58.4**
of which: banks in which an equity investment exists	–	–	.

Assets are considered to be subordinated if the claims they represent may not be met before those of other creditors in the case of the liquidation or insolvency of the issuer.

(87) Contingent liabilities and irrevocable lending commitments

The Commerzbank Group extends credit facilities to its customers, granting them rapid access to funds to meet their short-term and long-term financing needs. The credit facilities can be provided in different forms: for example in the form of guarantees, where the Group guarantees the repayment of a loan borrowed by a customer from another party; in the form of standby letters of credit, which increase a customer's credit standing and enable the customer to obtain trade finance at a lower cost; in the form of documentary credits for trade finance payments, which are made on behalf of a customer and where the Group is reimbursed at a later date; in the form of standby facilities for short-term debt instruments and debt paper issued on a revolving basis, which enable customers to issue money market paper or medium-term debt instruments when needed without having to go through the normal issue procedure every time.

Customers' total exposure under loans and guarantees may be secured by collateral. In addition third parties may have sub-participations in irrevocable lending commitments and guarantees.

The figures listed in the table below would only have to be written off, if all customers utilized their facilities completely and then defaulted (and there was no collateral). However, in practice the majority of these facilities expire without ever being utilized. As a result these amounts are unrepresentative in terms of assessing risk, the actual future loan exposure or resulting liquidity requirements. The risk report contains further information on credit risk arising from financial guarantee contracts and irrevocable lending commitments as well as on the monitoring and management of liquidity risks.

€ m	31.12.2009	31.12.2008	Change in %
Contingent liabilities	**40,755**	**33,035**	**23.4**
from rediscounted bills of exchange credited to borrowers	3	2	50.0
from guarantees and indemnity agreements	40,603	32,695	24.2
Credit guarantees	14,748	4,166	.
Other guarantees	18,511	20,949	-11.6
Letters of credit	7,036	7,517	-6.4
Guarantees for ABS securitizations	13	13	0.0
Other warranties	295	50	.
Other commitments	149	338	-55.9
Irrevocable lending commitments	**69,281**	**49,873**	**38.9**
Book credits to banks	899	1,403	-35.9
Book credits to customers	65,101	46,358	40.4
Credits by way of guarantee	3,247	1,872	73.5
Letters of credit	34	240	-85.8

Remaining lifetimes of contingent liabilities andirrevocable lending commitments

€ m	31.12.2009	31.12.2008	Change in %
Total	**110,036**	**82,908**	**32.7**
due on demand	1,773	2,460	-27.9
less than three months	34,409	24,082	42.9
more than three months, but less than one year	24,162	14,511	66.5
more than one year, but less than five years	45,529	35,290	29.0
more than five years	4,163	6,565	-36.6

In these tables, provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(88) Volume of managed funds

By type of managed fund, the assets which we manage break down as follows:

	31.12.2009		31.12.2008	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Retail investment funds	79	0.1	369	23.5
Equity-based and balanced funds	48	0.0	170	6.3
Bond-based funds	17	0.1	73	3.9
Money-market funds	6	0.0	29	6.9
Other[1]	8	0.0	97	6.4
Special funds	–	–	234	16.9
Property-based funds	1	0.0	2	0.0
Total	**80**	**0.1**	**605**	**40.4**

[1] includes fund-of-funds and retirement funds

The regional breakdown of the funds launched is shown in the following table:

	31.12.2009		31.12.2008	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Germany	16	0.0	326	25.6
United Kingdom	2	0.0	1	0.0
Other countries	62	0.1	278	14.8
Total	**80**	**0.1**	**605**	**40.4**

(89) Repurchase agreements (repo and reverse repo transactions) and cash collaterals

Under its repurchase agreements, the Commerzbank Group sells or purchases securities with the obligation to repurchase or return them. The money received from repurchase agreements where the Commerzbank Group is a borrower (i.e. it has the obligation to take the securities back) is shown in the balance sheet as a liability to banks or customers.

In securities lending transactions, the counterparty credit risk can be avoided by obtaining collateral, which may be provided in the form of cash, for example. The provision of collateral for a lending transaction is known as "cash collateral out" and the receipt of collateral as "cash collateral in". In addition, cash collateral out is provided as collateral in connection with derivative transactions.

The repurchase agreements concluded up to the balance sheet date and the cash collaterals break down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Genuine repurchase agreements as a borrower (repo agreements)			
Liabilities to banks	25,643	26,244	–2.3
Liabilities to customers	15,423	7,989	93.1
Cash collateral in			
Liabilities to banks	5,913	4,764	24.1
Liabilities to customers	2,196	955	.
Total	**49,175**	**39,952**	**23.1**
Genuine repurchase agreements as a lender (reverse repo agreements)			
Claims on banks	42,336	8,978	.
Claims on customers	18,099	6,586	.
Cash collateral out			
Claims to banks	16,527	13,779	19.9
Claims to customers	4,263	2,534	68.2
Total	**81,225**	**31,877**	**.**

The carrying amount of securities covered by repurchase agreements as of December 31, 2009 was €56,711m (previous year: €33,867m). The carrying value of the associated liabilities (collateral) after netting was €41,066m (previous year: €34,233m).

(90) Securities lending transactions

Securities lending transactions are conducted with other banks and customers in order to cover our need to meet delivery commitments or to enable us to effect securities repurchase agreements in the money market. We show lent securities in our balance sheet under our trading portfolio or under the financial investments, whereas borrowed securities do not appear in the balance sheet. The expenses and income from securities lending transactions, insofar as they relate to the past financial year, were recognized under interest paid or received in the income statement and reflect the respective maturities.

€ m	31.12.2009	31.12.2008	Change in %
Lent securities	8,315	1,097	.
Borrowed securities	11,595	1,699	.

The carrying value of securities lent out was €8,315m (previous year: €1,097m), compared to associated liabilities (collateral) of €8,109m (previous year: €5,719m) and €2,919m of securities in collateral.

(91) Collateral received

The fair value of collateral received which the Bank has a right to sell on or pledge even where the provider does not default breaks down as follows:

€ m	31.12.2009	31.12.2008	Change in %
Total amount of collateral received	86,977	17,724	.
of which: Sold on or pledged again	17,735	7	.
of which: Subject to an obligation to return	–	–	.

The transactions were carried out on standard market terms for securities lending and repurchase transactions and loan transactions.

(92) Trust transactions at third-party risk

Trust transactions which do not have to be shown in the balance sheet amounted to the following on the balance sheet date:

€ m	31.12.2009	31.12.2008	Change in %
Claims on banks	14	1	.
Claims on customers	530	95	.
Other assets	777	435	78.6
Assets on a trust basis at third-party risk	**1,321**	**531**	**.**
Liabilities to banks	32	13	.
Liabilities to customers	1,289	518	.
Liabilities on a trust basis at third-party risk	**1,321**	**531**	**.**

(93) Risk-weighted assets and capital ratios

The amended German Banking Act and the Solvency Regulation, which implemented the Basel II Capital Accord in Germany, impose obligations on the German banks to maintain minimum capital ratios. Banks are required to maintain a minimum ratio of capital to risk-weighted assets of 8 %. A minimum requirement of 4 % applies universally for the ratio between core (Tier 1) capital and risk-weighted assets (Tier 1 capital ratio).

A bank's total capital is made up of core (Tier 1), supplementary (Tier II) and Tier III capital. Tier 1 capital consists mainly of subscribed capital plus reserves, silent participations, hybrid capital and minority interests, less certain items such as goodwill, equity investments and intangible assets. Tier II capital comprises profit-sharing certificates and subordinated long-term liabilities. Tier III capital consists of short-term subordinated liabilities.

Commerzbank seeks to achieve the following objectives in managing its capital:

- Adherence to the statutory minimum capital requirements at Group level and in all affiliated companies included in the regulatory group
- Provision of sufficient reserves to guarantee the bank's freedom of action at all times
- Strategic allocation of Tier 1 capital to business segments and divisions in order to exploit growth opportunities

During the financial crisis the importance of adequate Tier 1 capital levels for banks has become an issue of increasing public concern. At Commerzbank Tier 1 capital has always been a key management target. The bank's specifications for the capital ratios far exceed the minimum statutory requirements. The bank's risk appetite and market expectations play an important role in determining the internal capital ratio targets. As a result Commerzbank has set a target corridor for regulatory capital; this is currently approximately 7-9 % for Tier I core capital and 10.5-12.5 % for total capital.

Tier 1 core capital is allocated via a regular process which takes account of the bank's strategic direction, profitable new business opportunities in the core business of each banking department as well as risk appetite issues.

All measures relating to the bank's capital – whether the issue of equity or any potential repurchase of shares – are proposed by the bank's central asset-liability committee and approved by the Board of Managing Directors, subject to the authorization granted by the AGM.

In the past year Commerzbank met the minimum statutory capital requirements as well as the much stricter requirements of SoFFin at all times.

The structure of the Commerzbank Group's capital is as follows:

€ m	31.12.2009	31.12.2008*	Change in %
Core capital (Tier I)			
Subscribed capital	3,071	1,877	63.6
Reserves, minority interests, treasury shares	6,025	9,858	−38.9
Silent participations	17,604	8,200	.
Hybrid capital	3,820	3,038	25.7
Other	−1,000	−535	86.9
Total	**29,520**	**22,438**	**31.6**
Supplementary capital (Tier II)			
Hybrid capital	–	–	.
Profit-sharing rights	2,405	467	.
Reserves in securities (amount reported: 45 %)	148	–	.
Subordinated liabilities	10,338	8,424	22.7
Other	−998	−534	86.9
Total	**11,893**	**8,357**	**42.3**
Tier III capital	**24**	**25**	**−4.0**
Eligible equity	**41,437**	**30,820**	**34.4**

* After counterparty default adjustments, see Note 2.

The regulatory capital ratios and capital requirements were as follows:

€ m	31.12.2009	31.12.2008*
Capital adequacy requirement credit risk	19,705	16,595
Capital adequacy requirement market risk	1,144	391
Capital adequacy requirement operational risk	1,562	760
Capital adequacy requirement in total	**22,411**	**17,746**
Eligible equity	41,437	30,820
Core capital ratio	10.5	10.1
Own funds ratio	14.8	13.9

Reconciliation of reported equity with eligible capital

31.12.2009 | € m	Core capital / Equity	Supplementary / subordinated capital	Tier III capital	Total
Reported in balance sheet	26,576	15,825	25	42,426
Revaluation reserve	1,755			1,755
Valuation of cash flow hedges	1,223			1,223
Consolidated result	–			
Minority interests not to be shown in core capital (incl. revaluation reserve, valuation of cash flow hedges) and changes in consolidated companies and goodwill	–2,046			–2,046
Hybrid capital non-innovative	1,091			1,091
Hybrid capital innovative	3,155	–		3,155
Parts of subordinated capital not eligible due to limited remaining lifetime		–2,117		–2,117
Reallocation to Tier III capital				–
Latent revaluation reserves for securities		148		148
General provisions / reserves for defaults		–		
Other differences	–2,234	–1,963	–1	–4,198
Eligible equity	**29,520**	**11,893**	**24**	**41,437**

(94) Securitization of loans

The use of credit derivatives (such as credit default swaps, total return swaps and credit-linked notes) can reduce the risk weighting of a loan portfolio. The hedging effect of a credit derivative may relate both to individual loans or securities and to entire portfolios of loans or securities. As a rule, security is furnished by means of a synthetic securitization by credit default swap (CDS) and / or by credit-linked notes (CLNs). This enables us to achieve three important goals:

1. Risk diversification (reduction of credit risks in the portfolio, especially concentration risks),
2. easing the burden on equity capital (the transfer of credit risks to investors leads to a reduction in the regulatory capital requirements under the Solvency Regulation) and
3. funding (use of securitizations as an alternative funding instrument to senior bearer bonds).

* After counterparty default adjustments, see Note 2.

By the end of the 2009 financial year, the Commerzbank Group (Commerzbank Aktiengesellschaft and three subsidiaries) had launched six securitization programmes as the buyer of protection. The range of legal maturity dates stretches from 10 to 76 years. A total of €9.7bn loans to customers had been securitized by end-December 2009. This reduced the Bank's risk-weighted assets by €2.5bn.

Name of transaction	Buyer of protection	Year transacted	Duration of transaction in years	Type of claim	Volume of credit € m	Reduction of risk-weighted assets € m
CoCo Finance 2006-1	Commerzbank AG, Commerzbank International S.A., Commerzbank (Eurasija) SAO	2006	10	National and international larger corporates	4,457	388
CoSMO Finance 2007-1	Commerzbank AG	2007	20	Mittelstand customers	1,990	666
CoSMO Finance 2008-1	Commerzbank AG	2008	14	Mittelstand customers	1,494	801
Provide GEMS 2002-1 PLC	Eurohypo AG	2002	45	Residential real-estate portfolio	322	101
Semper Finance 2006-1	Eurohypo AG	2006	76	Project Castle – commercial real-estate portfolio	818	304
Semper Finance 2007-1	Eurohypo AG	2007	36	Commercial real-estate portfolio	591	271
					9,672	**2,531**

(95) Average number of staff employed by the Bank during the year

	2009			**2008**		
	Total	male	female	total	male	female
Group	63,267	34,680	28,587	39,239	21,436	17,803
in Germany	45,299	22,912	22,387	26,661	13,197	13,464
outside Germany	17,968	11,768	6,200	12,578	8,239	4,339

The above figures include both full-time and part-time personnel. Not included in the figures is the average number of employees undergoing training within the Group. The average time worked by part-time staff is 60 % (previous year: 60 %) of the standard working time.

	Total		male		female	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Trainees	2,282	1,293	1,021	534	1,261	759

(96) Related party transactions

a) Business relationships

As part of its normal business Commerzbank AG and / or its consolidated companies do business with related persons and companies. They include parties that are controlled but not consolidated for reasons of materiality, associated companies, external service providers of occupational pensions for Commerzbank AG employees, key management personnel and their dependants as well as companies controlled by people in this group. Key management personnel refers exclusively to members of Commerzbank AG's Board of Managing Directors and Supervisory Board.

As the guarantor of the Financial Market Stabilization Authority, which administers the Special Fund for Financial Market Stabilization (SoFFin), the German federal government holds a stake of 25 % plus one share in Commerzbank AG, which gives it the potential to exert significant influence over the Company. As a result, the German federal government and entities (federal agencies) controlled by it constitute related parties as defined by IAS 24. In this section we present relationships with federal agencies separately from relationships with other related parties.

Assets and liabilities and off-balance sheet items in connection with related parties (excluding federal agencies) changed as follows in the year under review:

€m	1.1.2009	Additions	Disposals	Changes in consolidated companies	Changes in exchange rates	31.12.2009
Claims on banks	**622**	**59**	**123**	**365**	**–**	**923**
Subsidiaries	–	–	–	–	–	–
Associated companies and companies in which an equity investment exists	622	59	123	365	–	923
Claims on customers	**885**	**585**	**251**	**–176**	**–1**	**1,042**
Subsidiaries	328	330	54	–315	–	289
Associated companies and companies in which an equity investment exists	549	254	194	142	–1	750
Key management personnel	7	1	2	–3	–	3
Other related persons / companies	1	–	1	–	–	–
Financial investmens	**37**	**12**	**9**	**–**	**–1**	**39**
Subsidiaries	36	12	9	–	–1	38
Associated companies and companies in which an equity investment exists	–	–	–	–	–	–
Other related persons / companies	1	–	–	–	–	1
Total	**1,544**	**656**	**383**	**189**	**–2**	**2,004**
Liabilities to banks	**256**	**37**	**70**	**–217**	**–**	**6**
Subsidiaries	–	34	34	–	–	–
Associated companies and companies in which an equity investment exists	256	3	36	–217	–	6
Liabilities to customers	**1,885**	**236**	**155**	**–456**	**2**	**1,512**
Subsidiaries	108	57	66	1	2	102
Associated companies and companies in which an equity investment exists	88	131	25	3	–	197
Key management personnel	36	3	2	–26	–	11
Other related persons / companies	1,653	45	62	–434	–	1,202
Total	**2,141**	**273**	**225**	**–673**	**2**	**1,518**
Guarantees and collateral granted to	**322**	**43**	**358**	**124**	**–**	**131**
Subsidiaries	–	21	7	2		16
Associated companies and companies in which an equity investment exists	–	22	351	444	–	115
Key management personnel	–	–	–	–	–	–
Other related persons / companies	322	–	–	–322	–	–
Guarantees and collateral received from	**10**	**27**	**2**	**–**	**–**	**35**
Subsidiaries	9	12	1	–	–	20
Associated companies and companies in which an equity investment exists	1	15	1	–	–	15
Key management personnel	–	–	–	–	–	–
Other related persons / companies	–	–	–	–	–	–

Liabilities to customers include €1.2bn (previous year: €1.2bn) for external pension providers under other related companies. In addition, as at December 31, 2009 the Commerzbank Group held trading assets of €1,692m and trading liabilities of €1,495m which stem largely from non-consolidated funds.

The following income and expenses arose from loan agreements with, deposits from and services provided to related parties (without Federal enterprises):

€ m	Expenses 1.1.–31.12.2009	Income 1.1.–31.12.2009
Unconsolidated subsidiaries		
Interest	7	12
Commission income	15	16
Trade	14	4
Write-downs / Impairments	–	–
Associated companies and companies in which an equity investment exists		
Interest	10	59
Commission income	–	21
Trade	11	5
Write-downs / Impairments	–	–
Key management personnel		
Interest	–	–
Commission income	–	–
Trade	–	–
Write-downs / Impairments	–	–
Other related persons or companies		
Interest	59	–
Commission income	–	–
Trade	–	–
Write-downs / Impairments	–	–
Totals		
Interest	76	71
Commission income	15	37
Trade	25	9
Write-downs / Impairments	–	–

Claims on key management personnel were as follows:

€ 1,000	1.1.2009	Additions	Disposals	Changes in the group of people	31.12.2009
Board of Managing Directors	6,356	971	2,137	–2,886	2,304
Supervisory Board	314	358	22	–	650
Total	**6,670**	**1,329**	**2,159**	**–2,886**	**2,954**

Members of the Board of Managing Directors have been granted cash advances and loans with terms ranging from on demand up to final maturity in 2038 and at interest rates ranging between 3.2 % and 8.1 %. Collateral security is provided on normal market terms, if necessary through land charges or rights of lien.

Members of the Supervisory Board have been granted loans with terms ranging from on demand up to final maturity in 2039 and at interest rates ranging between 4.7 % and 6.3 %, and in individual instances of overdrafts of up to 10.0 %. Collateral security is provided on normal market terms, if necessary through land charges or rights of lien.

With the exception of rental guarantees the companies of the Commerzbank Group did not have any contingent liabilities relating to members of the Board of Managing Directors and the Supervisory Board in the year under review.

Banking transactions with related parties are carried out on normal market terms and conditions.

The Commerzbank Group conducts transactions with federal agencies as part of its ordinary business activities on standard market terms and conditions. Details of the relationship with SoFFin are contained in the section "The Special Fund for Financial Market Stabilization (SoFFin) and the silent participation by Allianz SE" and in Note 69. The table below sets out the assets and liabilities relating to transactions with federal agencies as at December 31, 2009:

€ m	31.12.2009
Cash reserve	3,633
Claims on banks	213
Claims on customers	2,378
Assets held for trading purposes	2,628
Financial investments	6,209
Total	**15,061**
Liabilities to banks	24,260
Liabilities to customers	90
Subordinated capital	16,228
Total	**40,578**
Guarantees and collateral	
– granted	3
– received	5,000

The financial instruments included under assets held for trading purposes and financial investments are debt instruments. The subordinated capital represents the SoFFin silent participation.

b) Remuneration of key management personnel

A detailed description of the remuneration system for the members of the Board of Managing Directors and for members of the Supervisory Board is provided in the remuneration report. This forms part of the management report and appears on pages 44 ff. of the annual report for the year ending December 31, 2009.

Total remuneration for the members of the Board of Managing Directors and the Supervisory Board is as follows:

€ 1,000	31.12.2009	31.12.2008
Board of Managing Directors	5,877	12,207
Supervisory Board	1,974	1,962

Total remuneration for the Board of Managing Directors includes normal non-monetary compensation (chiefly use of company cars, insurance and the tax and social security payments due on these benefits).

The table below shows the remuneration in the form of basic salary, variable remuneration, remuneration for serving on the boards of consolidated companies included in the consolidated financial statements of Commerzbank AG, payouts from share-based compensation plans (Long Term Performance Plans - LTPs) and other remuneration of the individual members of the Board of Managing Directors.

Amounts €1,000		Basic salary	Variable Remuneration[3]	Remuneration for serving on boards	Reduction further to SoFFin requirement[4]	Payouts of share-based remuneration plans[5]	Other[6]	Total[7]
Martin Blessing	2009	500	–	–	–	–	72	572
	2008	500	–	43	–	100	86	729
Klaus-Peter Müller	2009[2]	–	–	–	–	–	–	–
	2008[1]	317	–	119	–	200	35	671
Frank Annuscheit	2009	480	–	23	–3	–	45	545
	2008	480	–	23	–	40	51	594
Markus Beumer	2009	480	–	19	–	–	110	609
	2008	480	–	18	–	–	365	863
Wolfgang Hartmann	2009[1]	200	–	–	–	–	32	232
	2008	480	–	77	–	100	112	769
Dr. Achim Kassow	2009	480	–	232	–212	–	64	564
	2008	480	–	246	–	100	277	1,103
Jochen Klösges	2009[1]	280	–	–	–	–	18	298
	2008[2]	–	–	–	–	–	–	–
Bernd Knobloch	2009[2]	–	–	–	–	–	1,113	1,113
	2008[1]	360	–	20	–	615	4,137	5,132
Michael Reuther	2009	480	–	–	–	–	75	555
	2008	480	–	78	–	–	71	629
Dr. Stefan Schmittmann	2009	480	–	7	–	–	55	542
	2008[1]	80	–	8	–	–	7	95
Ulrich Sieber	2009[1]	280	–	–	–	–	28	308
	2008[2]	–	–	–	–	–	–	–
Dr. Eric Strutz	2009	480	–	48	–28	–	39	539
	2008	480	–	95	–	100	41	716
Nicholas Teller	2009[2]	–	–	–	–	–	–	–
	2008[1]	200	–	14	–	100	592	906
Total	**2009**	**4,140**	**–**	**329**	**–243**	**–**	**1,651**	**5,877**
	2008	**4,337**	**–**	**741**	**–**	**1,355**	**5,774**	**12,207**

[1] Pro rata for the period since being appointed up to the date of departure from the Board.
[2] Not members of the Board during the years shown.
[3] Payable in the following year subject to approval of the annual financial statements. Due to the Bank's results no variable remuneration was paid for 2008 and 2009.
[4] Owing to the participation of SoFFin, the maximum limit for the remuneration of all members of the Board of Managing Directors active on the reporting date in 2008 and 2009 was €500 thousand.
[5] No LTP was paid out in the financial year 2009. The LTP for 2005 was paid out in 2008.
[6] The heading Other includes non-monetary payments in the year under review. In the year under review Mr. Knobloch received €1,113 thousand and in the previous year €4,040 thousand and Mr. Teller €548 thousand in 2008, which was promised to them under their severance agreements. Messrs. Beumer and Kassow were reimbursed costs for the installation of security equipment in the previous year and Mr. Beumer was also reimbursed the cost of moving house.
[7] In the financial year 2009 a total of €59 thousand less was charged to the income statement than is shown in the total remuneration figure. This shortfall related to remuneration for serving on boards and payouts of share-based remuneration plans.

The active members of the Board of Managing Directors have participated in the long-term performance plans (LTPs) which are described in detail in Note 24 and represent a share-based form of compensation. In order to participate in the various plans, the members of the Board of Managing Directors have invested in up to 2,500 Commerzbank Aktiengesellschaft shares at their individual discretion, the chairman in up to 5,000 shares, per plan at current market prices.

The following table shows the number of shares per individual active member of the Board and per respective LTP as well as the fair values at the time the share-based payment was granted and their fair values at the valuation date of December 31, 2009. Provisions have been accrued for possible future payment obligations to board members on the basis of the fair values as at December 31, 2009. The members of the Board of Managing Directors renounced all the shares under the 2008 LTP in February 2009 and will therefore not receive any payments from this plan. In 2009, the members of the Board of Managing Directors also did not receive payments from any other LTPs. On the contrary, it was possible to reverse provisions of €32 thousand for LTPs in the financial year 2009.

Currently active long-term performance plans

	LTP	Number of participating shares	Attributable fair value when the shares were granted in € 1,000	Attributable fair value as of 31.12.2009 in € 1,000	pro rata provisions as of 31.12.2009 in € 1,000
Martin Blessing	2008	–	–	–	–
	2007	2,500	79	4	2.2
	2006	2,500	87	–	–
Frank Annuscheit	2008	–	–	–	–
	2007	1,200	38	2	1.1
	2006	1,200	42	–	–
Markus Beumer	2008	–	–	–	–
	2007	–	–	–	–
	2006	–	–	–	–
Dr. Achim Kassow	2008	–	–	–	–
	2007	2,500	79	4	2.2
	2006	2,500	87	–	–
Jochen Klösges	2008	–	–	–	–
	2007	–	–	–	–
	2006	–	–	–	–
Michael Reuther	2008	–	–	–	–
	2007	2,500	79	4	2.2
	2006	–	–	–	–
Dr. Stefan Schmittmann	2008	–	–	–	–
	2007	–	–	–	–
	2006	–	–	–	–
Ulrich Sieber	2008	–	–	–	–
	2007	–	–	–	–
	2006	–	–	–	–
Dr. Eric Strutz	2008	–	–	–	–
	2007	2,500	79	4	2.2
	2006	2,500	87	–	–
Sum	**2008**	**–**	**–**	**–**	**–**
	2007	**11,200**	**354**	**18**	**9.9**
	2006	**8,700**	**303**	**–**	**–**
Total 2009		**19,900**	**657**	**18**	**9.9**
Total 2008		**44,900**	**1,518**	**231**	**41.5**

The potential remuneration stemming from participation in the 2006 and 2007 LTPs could differ considerably from the figures shown in the table above or could even be zero as the final payout amounts are not fixed until the end of the term of each LTP (see Note 24 on the conditions for payout).

Payments to former members of the Board of Managing Directors and their surviving dependents amounted to €7,677 thousand in the financial year 2009 (previous year: €6,533 thousand).

The assets backing the Bank's retirement benefit plan for present and former members of the Board of Managing Directors or their surviving dependants have been transferred to Commerzbank Pensions-Trust e.V. as part of a contractual trust arrangement.

As at December 31, 2009 the pension obligations for active members of the Board of Managing Directors amounted to €7.0m (previous year: €8.1m) and for former members of the Board of Managing Directors or their surviving dependants to €75.7m (previous year: €69.4m).

The assets backing this retirement benefit plan covered Commerzbank AG's obligations to the members of its Board of Managing Directors in full as at December 31, 2009, so that no provisions for pension obligations needed to be formed (previous year: €0.2m provisions for active members of the Board of Managing Directors and €1.6m for former board members or their surviving dependants).

We refer to the section headed Other Regulations in the remuneration report for information on regulations for payments stemming from termination of employment for active members of the Board of Managing Directors.

Remuneration for the members of the Supervisory Board is regulated in Art. 15 of the Articles of Association of Commerzbank Aktiengesellschaft. Members of the Supervisory Board received total net remuneration for financial year 2009 of €1,681 thousand (previous year: €1,677 thousand). Of this figure, the basic remuneration and remuneration for serving on committees amounted to €1,240 thousand (previous year: €1,240 thousand) and attendance fees to €441 thousand (previous year: €437 thousand). Attendance fees are for participating in the meetings of the Supervisory Board and its six committees (Presiding, Audit, Risk, Nomination, Conciliation and Social Welfare Committees) in the year under review. VAT of €293 thousand (previous year: €285 thousand) payable on the remuneration of the members of the Supervisory Board is reimbursed by Commerzbank Aktiengesellschaft. Accordingly the total remuneration of the members of the Supervisory Board amounted to €1,974 thousand (previous year: €1,962 thousand).

All told, the Board of Managing Directors and Supervisory Board held no more than 1 % (previous year: under 1 %) of the issued shares and option rights of Commerzbank Aktiengesellschaft on December 31, 2009.

(97) Share-based payment plans

In financial year 2009 there was a net expense of €1m for share-based payment plans as a result of payments already made to employees (previous year: income of €8m). Of this net expense €1m was accounted for by cash-settled plans (previous year: income of €12m). For plans settled with equity instruments, by contrast, there was no expense (previous year: €3m expense). As at December 31, 2009, the reserve for share-based payments in equity amounted to €2m (previous year: €2m) and provisions totalled €2m (previous year: €8m).

This section provides more information on Commerzbank AG's share-based long-term performance plan (LTP), the share-based payment plans resulting from the takeover of Dresdner Bank and Eurohypo's long-term incentive plan (LFI).

A number of other Group companies also offer their staff share-based compensation plans settled in both cash and equity instruments. The expense for these plans in 2009 was €1m (previous year: €6m). As at December 31, 2009, there were provisions of €2m (previous year: €2m) and a reserve in equity of €2m (previous year: €2m) for the other consolidated companies.

As the share-based payment plans of the former Dresdner Bank are not based on the performance of the Commerzbank share, the disclosure obligations under IFRS 2 do not apply.

Long-term performance plans of Commerzbank AG

As at December 31, 2009 the provision for the LTP was €1m (previous year: €1m). No LTP was paid out in financial year 2009 and therefore no provision was used (previous year: reversal of €11m). Further details and the terms and conditions of the LTP are available in Note 24 of this annual report. In accordance with IFRS 2, all LTPs are recognized as cash-settled payment plans.

The estimated fair values as at December 31, 2009 and the change in the number of awards under the LTPs during the year are shown in the tables below:

LTP	Date of grant	Fair value per award as of	
in €		31.12.2009	31.12.2008
2006	April 1, 2006	–	–
2007	April 1, 2007	1.76	3.90
2008	May 1, 2008	4.60	8.87

Number of awards | in units	2009	2008
Outstanding at beginning of year	**1,033,500**	**886,300**
Granted during the year	–	434,250
Forfeited during the year	45,100	82,850
Exercised during the year	–	204,200
Expired during the year	–	–
Outstanding at year-end	**988,400**	**1,033,500**

The expected remaining terms of the awards outstanding at year-end vary between 15 and 28 months (previous year: 39 to 40 months).

The fair values of the LTP awards were calculated using a Monte Carlo model. The inputs to the model were as follows:

	31.12.2009	31.12.2008
Volatility of the Commerzbank share price	82 % – 86 %	54 % – 56 %
Volatility of the Euro Stoxx Banks Index	46 % – 48 %	32 % – 33 %
Correlation of Commerzbank share price to index	82 %	83 % – 84 %
Commerzbank dividend yield	1.3 %	0.9 %
Dividend yield of DJ Euro Stoxx Banks Index	2.0 %	2.0 %
Risk-free interest rate	1.5 % – 1.7 %	2.2 %
Staff turnover	4.5 %	4.5 %

The volatility is based on the historical volatility of the Commerzbank share price and the Dow Jones (DJ) Euro Stoxx Banks Index. The correlation is based on the period before valuation day, taking into account the remaining term of the plans.

Eurohypo AG's long-term incentive plan (LFI)

As at December 31, 2009 there was no provision for the LFI (previous year: €5m). The provision was used in full for LFI payouts and for netting of the LFI with hedge transactions in 2009. Further details on the LFI are contained in Note 24.

(98) Other commitments

Uncalled payment commitments to Group external entities and non-consolidated entities on shares not fully paid up amount to €4.9m (previous year: €4.9m)

The Bank has an additional funding obligation of up to €96m (previous year: €173m) to Liquiditäts-Konsortialbank (Liko) GmbH, Frankfurt am Main, the "lifeboat" institution of the German banking industry. The individual banking associations have also undertaken additional funding obligations to Liko. To cover such obligations, Group companies have guaranteed to Liko as primary obligor that they will meet any payment to their respective associations.

Under Art. 5 (10) of the statutes of the German banks' deposit insurance fund we have undertaken to indemnify the Association of German Banks, Berlin, for any losses incurred through support provided for banks in which Commerzbank holds a majority interest.

Obligations to futures and options exchanges and clearing centres where securities have been deposited as collateral amount to €6,979m (previous year: €5,351m).

(99) Lessor and lessee figures

Lessor figures – operating leasing –
Commerzbank is a lessor in operating lease arrangements. As at the balance sheet date these leases comprised leased real estate and vehicles in particular.

The following minimum leasing payments stemming from non-callable leases will accrue to the Commerzbank Group over the next few years from operating leases granted:

Due date | € m	31.12.2009	31.12.2008
In under 1 year	251	184
In 1 to 5 years	707	689
In more than 5 years	292	410
Total	**1,250**	**1,283**

No conditional lease instalments have been agreed in the leases.

Lessor figures – finance leasing –
Commerzbank is a lessor on finance leases. As at the balance sheet date these leases comprise leased real estate and office furniture and equipment (e.g. vehicles, copying machines) in particular.

The relationship between gross investments and net present value of the minimum leasing payments is as follows:

€ m	31.12.2009	31.12.2008
Outstanding leasing payments	2,142	1,823
+ guaranteed residual values	28	28
= minimum leasing payments	2,170	1,851
+ non-guaranteed residual values	19	21
= gross investments	2,189	1,872
– unrealized financial income	263	207
= net investments	1,926	1,665
– net present value of non-guaranteed residual values	14	16
= net present value of minimum leasing payments	1,912	1,649

The minimum lease payments include the total lease instalments to be paid by the lessee under the lease agreement plus the guaranteed residual value. The non-guaranteed residual value is estimated at the beginning of the lease agreement and reviewed as of the reporting date on a regular basis. The unrealized financial income is equivalent to the interest implicit in the lease agreement between the reporting date and the end of the contract.

The term of the gross investment and net present values of the minimum lease payments from noncallable finance leases break down as follows:

Remaining lifetimes as of 31.12.	Gross investments		Net present value of minimum leasing payments	
€ m	2009	2008	2009	2008
In under 1 year	736	590	648	504
In 1 to 5 years	1,153	1,140	1,013	1,021
In more than 5 years	300	142	251	124
Total	**2,189**	**1,872**	**1,912**	**1,649**

Lessee figures – operating leasing –

The Group's existing obligations arising from operating leases involve rental and leasing agreements for buildings, office furniture and equipment and led in the financial year 2009 to expenses of €700m (previous year: €338m). Of this amount €8m relates to rental and lease agreements that can be terminated (previous year: €36m). For rental and lease agreements that cannot be terminated, the following expenses are forecast for future years:

Due date | € m	31.12.2009	31.12.2008
In under 1 year	651	346
In 1 to 5 years	1,863	1,139
In more than 5 years	1,531	1,075
Total	**4,045**	**2,560**

Subletting agreements have been signed for buildings no longer in use in the Commerzbank Group. These leases are of noncallable duration. The following income will accrue to the Commerzbank Group in the next few years from these leases:

Due date | € m	31.12.2009	31.12.2008
In under 1 year	50	24
In 1 to 5 years	178	50
In more than 5 years	405	10
Total	**633**	**84**

As in 2008 the leases did not contain any agreements on contingent rents.

(100) Letter of comfort

In respect of the subsidiaries listed below and included in the consolidated financial statements of our Bank, we will ensure that, except in the case of political risks, they are able to meet their contractual liabilities.

Name	Registered office
AFÖG GmbH & Co. KG	Frankfurt am Main
BRE Bank Hipoteczny SA	Warsaw
BRE Bank SA	Warsaw
BRE Leasing Sp. z o.o.	Warsaw
comdirect bank Aktiengesellschaft	Quickborn
Commerz (East Asia) Ltd.	Hong Kong
Commerzbank (Eurasija) SAO	Moskow
Commerzbank (South East Asia) Ltd.	Singapore
Commerzbank Capital Markets Corporation	New York
Commerzbank Europe (Ireland)	Dublin
Commerzbank Europe Finance (Ireland) plc	Dublin
Commerzbank Inlandsbanken Holding GmbH	Frankfurt am Main
Commerzbank International S.A.	Luxembourg
CommerzTrust GmbH	Frankfurt am Main
Dresdner Kleinwort Securities LLC	New York
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg
Eurohypo Aktiengesellschaft	Eschborn

Where Dresdner Bank AG provided letters of comfort in the past, only those which are expressly included in the above list have been continued.

(101) Corporate Governance Code

We have issued our declaration of compliance with the German Corporate Governance Code pursuant to Art. 161, German Companies Act (Aktiengesetz) and made it available to shareholders on the internet (www.commerzbank.com).

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Klaus-Peter Müller
Chairman

Uwe Tschäge*
Deputy Chairman

Hans-Hermann Altenschmidt*

Dott. Sergio Balbinot

Dr.-Ing. Burckhardt Bergmann

Herbert Bludau-Hoffmann*

Dr. Nikolaus von Bomhard
(since May 16, 2009)

Karin van Brummelen*

Astrid Evers*

Uwe Foullong*

Daniel Hampel*

Dr.-Ing. Otto Happel

Sonja Kasischke*

Prof. Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel

Alexandra Krieger*

Friedrich Lürßen
(until May 16, 2009)

Dr. h.c. Edgar Meister
(since May 16, 2009)

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

Klaus Müller-Gebel
(until May 16, 2009)

Dr. Helmut Perlet
(since May 16, 2009)

Barbara Priester*

Dr. Marcus Schenck

Dr.-Ing. E.h. Heinrich Weiss
(until May 16, 2009)

Dr. Walter Seipp
Honorary Chairman

* elected by the Bank's employees

Board of Managing Directors

Martin Blessing
Chairman

Frank Annuscheit

Markus Beumer

Wolfgang Hartmann
(until May 7, 2009)

Dr. Achim Kassow

Jochen Klösges
(since June 1, 2009)

Michael Reuther

Dr. Stefan Schmittmann

Ulrich Sieber
(since June 1, 2009)

Dr. Eric Strutz

Seats on supervisory boards and similar bodies

Members of the Board of Managing Directors of Commerzbank AG

Information pursuant to Art. 285, no. 10, of the German Commercial Code (HGB)
As of 31.12.2009

a) Seats on mandatory supervisory boards
b) Seats on similar bodies

Martin Blessing

./.

Frank Annuscheit

a) **within Commerzbank Group:**

comdirect bank AG

Markus Beumer

a) **within Commerzbank Group:**

Commerz Real AG

Dr. Achim Kassow

a) Generali Deutschland Holding AG*

within Commerzbank Group:

comdirect bank AG
Chairman

Commerzbank Auslandsbanken Holding AG
Chairman

b) Allianz Global Investors Deutschland GmbH

within Commerzbank Group:

BRE Bank SA

Jochen Klösges

a) **within Commerzbank Group:**

Commerz Real AG
Chairman

Commerz Real Investmentgesellschaft mbH
Chairman

Deutsche Schiffsbank AG
Chairman

Eurohypo AG
Chairman

b) **within Commerzbank Group:**

Commerzbank Auslandsbanken Holding Nova GmbH

Commerzbank Inlandsbanken Holding GmbH
Deputy Chairman

Michael Reuther

a) **within Commerzbank Group:**

Eurohypo AG

b) **within Commerzbank Group:**

Commerzbank Capital Markets Corporation

Dr. Stefan Schmittmann

a) Schaltbau Holding AG*

Verlagsgruppe Weltbild GmbH

within Commerzbank Group:

Commerz Real AG
Deputy Chairman

Commerzbank Auslandsbanken Holding AG

Eurohypo AG

b) KG Allgemeine Leasing GmbH & Co.
Chairman

within Commerzbank Group:

BRE Bank

Ulrich Sieber

a) BVV Pensionsfonds AG

b) SWAB Stiftung der Deutschen Wirtschaft für Arbeit und Beschäftigung GmbH

* Listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code).

Dr. Eric Strutz

a) ABB AG

RWE Power AG

within Commerzbank Group:

Commerzbank Auslandsbanken Holding AG
Deputy Chairman

b) Mediobanca – Banca di Credito Finanziario S.p.A.*

SdB-Sicherungseinrichtungsgesellschaft deutscher Banken mbH

Verlagsbeteiligungs- und Verwaltungsgesellschaft mbH

within Commerzbank Group:

Commerzbank Auslandsbanken Holding Nova GmbH
Chairman

Commerzbank Inlandsbanken Holding GmbH
Chairman

Former members of the Board of Managing Directors

Wolfgang Hartmann

a) **within Commerzbank Group:**

Eurohypo AG
(until May 31, 2009)

Members of the Supervisory Board of Commerzbank AG

Information pursuant to Art. 285, no. 10, of the German Commercial Code (HGB)
As of 31.12.2009

a) Seats on other mandatory supervisory boards
b) Seats on similar bodies

Klaus-Peter Müller

a) Fraport AG*

Fresenius SE*

Linde AG*

b) Assicurazioni Generali S.p.A.*

Landwirtschaftliche Rentenbank

Parker Hannifin Corporation*

Uwe Tschäge

./.

Hans-Hermann Altenschmidt

b) BVV Pensionsfonds

BVV Pensionskasse

BVV Unterstützungskasse

Dott. Sergio Balbinot

a) Deutsche Vermögensberatung AG

within group:

AachenMünchener Lebensversicherung AG

AachenMünchener Versicherung AG

Generali Deutschland Holding AG

b) **within group:**

Banco Vitalicio de España, C.A. de Seguros y Réaseguros

Europ Assistance Holding

Future Generali India Insurance Co. Ltd.

Future Generali India Life Insurance Co. Ltd.

Generali Asia N.V.

Generali China Insurance Company Ltd.
Deputy Chairman

Generali China Life Insurance Co. Ltd.
Deputy Chairman

Generali España, Holding de Entidades de Seguros, S.A.
Deputy Chairman

Generali Finance B.V.

Generali France S.A.
Deputy Chairman

Generali Holding Vienna AG
Deputy Chairman

Generali Investments SpA

Generali (Schweiz) Holding
Deputy Chairman

Generali PPF Holding BV
Deputy Chairman

La Centrale Finanziaria Generale S.p.A.

La Estrella S.A.

Migdal Insurance & Financial Holdings Ltd.

Participatie Maatschappij Graafschap Holland N.V.

Transocean Holding Corporation

* Listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code).

Dr.-Ing. Burckhard Bergmann

a) Allianz Lebensversicherungs-AG
Deputy Chairman

E.ON Energie AG

b) OAO Gazprom

Nord Stream AG

OAO Novatek

Telenor

Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH

Jaeger Beteiligungsgesellschaft mbH & Co. KG
Chairman

Herbert Bludau-Hoffmann

./.

Dr. Nikolaus von Bomhard

a) **within group:**

ERGO Versicherungsgruppe AG
Chairman

Munich Health Holding AG
Chairman

b) UniCredit S.p.A.
(since April 29, 2009)

Karin van Brummelen

./.

Astrid Evers

./.

Uwe Foullong

./.

Daniel Hampel

./.

Dr.-Ing. Otto Happel

./.

Sonja Kasischke

./.

Prof. Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel

a) Hochtief AG

National-Bank AG

b) EQT Infrastructure Limited

RAG Stiftung

Alexandra Krieger

./.

Dr. Edgar Meister

./.

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

a) Deutsche Telekom AG*

E.ON Ruhrgas AG

LANXESS AG*

LANXESS Deutschland GmbH

within group:

ThyssenKrupp Elevator AG
Chairman
(until September 16, 2009)

ThyssenKrupp Marine Systems AG
(since October 1, 2009)

ThyssenKrupp Materials International GmbH
(since October 1, 2009)

ThyssenKrupp Nirosta GmbH
(formerly ThyssenKrupp Stainless AG
Chairman (until September 6, 2009)

ThyssenKrupp Reinsurance AG
Chairman (until April 3, 2009)

ThyssenKrupp Steel Europe AG
(formerly ThyssenKrupp Steel AG)

b) Hoberg & Driesch GmbH
Chairman

within group:

ThyssenKrupp Acciai Speciali Terni S.p.A.

ThyssenKrupp (China) Ltd.

ThyssenKrupp Risk and Insurance Services GmbH
Chairman (until April 3, 2009)

Dr. Helmut Perlet

a) Allianz Deutschland AG*

Allianz Global Corporate & Specialty AG
Deputy Chairman
(until August 31, 2009)

Allianz Global Investors AG
(until September 15, 2009)

Allianz Investment Management SE
Deputy Chairman
(until September 9, 2009)

Dresdner Bank AG
(until January 12, 2009)

GEA GROUP AG

b) Allianz Life Insurance Company of North America

Fireman's Fund Ins. Co.

Allianz of America Inc.

Allianz S.p.A.

Allianz France S.A.

Barbara Priester

./.

Dr. Marcus Schenck

a) **within group:**

E.ON Ruhrgas AG

b) **within group:**

E.ON IS GmbH

E.ON Energy Trading

* Listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code).

Former members of the Supervisory Board

Friedrich Lürßen

a) Atlas Elektronik GmbH

b) Finanzholding der Sparkasse in Bremen
Deputy Chairman

MTG Marinetechnik GmbH
Chairman

Klaus Müller-Gebel

a) comdirect bank AG
Deputy Chairman

Deutsche Schiffsbank AG
Deputy Chairman

Eurohypo AG
Deputy Chairman

Dr.-Ing. E.h. Heinrich Weiss

a) DB Mobility Logistics AG

Deutsche Bahn AG

Voith AG

within group:

SMS Siemag AG
Chairman

b) Thyssen-Bornemisza Group

Bombardier Inc.

Employees of Commerzbank AG

Information pursuant to Art. 340a, (4), no. 1, of the German Commercial Code (HGB)
As of 31.12.2009

Manfred Breuer

Deutsche Edel-Stahlwerke GmbH

Torsten Bonew

Leipziger Versorgungs- und Verkehrsgesellschaft mbH

Dr. Detlev Dietz

Commerz Real AG

Commerz Real Investmentgesellschaft mbH

Martin Fischedick

Borgers AG

Commerz Real AG

Commerz Real Investmentgesellschaft mbH

Bernd Förster

SE Spezial Electronic AG

Bernd Grossmann

Textilgruppe Hof AG

Detlef Hermann

Kaiser's Tengelmann AG

Ritzenhoff Cristal AG

Herbert Huber

Saarländische Investitionskreditbank AG

Rüdiger Maroldt

Allianz Dresdner Bauspar AG

Dr. Thorsten Reitmeyer

Commerz Real Investmentgesellschaft mbH

Commerz Real AG

Dr. Markus Rose

Allianz Dresdner Bauspar AG

Andreas Schmidt

Goodyear Dunlop Tires Germany GmbH

Kerstin Scholz

Allianz Dresdner Bauspar AG

Dirk Wilhelm Schuh

GEWOBA Wohnen und Bauen AG

Rupert Winter

Klinikum Burgenlandkreis GmbH

Martin Zielke

comdirect bank AG

Responsibility statement by the Board of Managing Directors

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, March 8, 2010
The Board of Managing Directors


Martin Blessing


Frank Annuscheit


Markus Beumer


Achim Kassow


Jochen Klösges


Michael Reuther


Stefan Schmittmann


Ulrich Sieber


Eric Strutz

Auditors' Report

We have audited the consolidated financial statements prepared by COMMERZBANK Aktiengesellschaft, Frankfurt am Main, comprising the statement of financial position, the statement of comprehensive income. statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB ("Handelsgesetzbuch": German Commercial Code) is the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 9, 2010

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Lothar Schreiber	**Clemens Koch**
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)
(German Public Auditor)	(German Public Auditor)

Translation of the auditors' report issued in German language on the consolidated financial statements prepared in German language by the management of Commerzbank Aktiengesellschaft, Frankfurt am Main. The German language statements are decisive.

Further information

We have listed the members of our Central Advisory Board.
The section concludes with a glossary of key terms used in finance.

Central Advisory Board

Dr. Simone Bagel-Trah
Chairman of the Supervisory Board
and the Shareholders' Committee
Henkel AG & Co. KGaA
Düsseldorf

Dr. Olaf Berlien
Member of the Board
of Managing Directors
ThyssenKrupp AG
Düsseldorf
CEO
Division Technologies
Essen
Chairman of the Board
of Managing Directors
ThyssenKrupp Elevator AG
Düsseldorf

Dominic Brenninkmeyer
Chairman
Redevco B.V.
Real Estate Investment
& Development Company
Amsterdam

Cathrina Claas-Mühlhäuser
Deputy Chairman of the
Shareholders' Committee
CLAAS KGaA mbH
Harsewinkel

Prof. Dr. Hans Heinrich Driftmann
General and Managing Partner
Peter Kölln KGaA
Elmshorn

Dr. Hubertus Erlen
Deputy Chairman of the
Supervisory Board
Bayer Schering Pharma AG
Berlin

Prof. Dr. Johanna Hey
Head of Institute of Fiscal Law
University of Cologne
Cologne

Prof. Dr. Edward G. Krubasik
Chairman of the Supervisory Board
Honsel AG
Meschede

Uwe Lüders
Chairman of the Board
of Managing Directors
L. Possehl & Co. mbH
Lübeck

Dipl.-Kfm. Friedrich Lürßen
Managing Partner
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Wolfgang Mayrhuber
Chairman of the Board
of Managing Directors
Deutsche Lufthansa AG
Cologne / Frankfurt am Main

Dr.-Ing. E.h. Hartmut Mehdorn
Frankfurt am Main

Friedrich Merz
Lawyer
Mayer Brown LLP
Berlin

Dr. Christoph M. Müller
Lawyer
Member of the Shareholders'
Committee and the Supervisory Board
Vaillant GmbH
Remscheid

Prof. Hans Georg Näder
Managing Partner
Otto Bock HealthCare GmbH
Duderstadt

Klaus M. Patig
Königstein

Hans Dieter Pötsch
Member of the Board
of Managing Directors
Volkswagen AG
Wolfsburg

Dr. Helmut Reitze
Director
Hessischer Rundfunk
Frankfurt am Main

Dr. Axel Frhr. v. Ruedorffer
Bad Homburg

Dr. Ernst F. Schröder
General Partner
Dr. August Oetker KG
Bielefeld

Jürgen Schulte-Laggenbeck
CFO
OTTO (GmbH & Co. KG)
Hamburg

Prof. Dennis J. Snower, Ph.D.
President
Kiel Institute for the World Economy
Kiel

Dr. Dr. h.c. Edmund Stoiber
Bavarian *Ministerpräsident* (retired)
Lawyer
Wolfratshausen

Nicholas Teller
CEO
E.R. Capital Holding GmbH & Cie. KG
Hamburg

Prof. Dr. Klaus Trützschler
Member of the Board
of Managing Directors
Franz Haniel & Cie. GmbH
Duisburg

Dr. Bernd W. Voss
Frankfurt am Main / Kronberg

Dr. Michael Werhahn
Member of the Board
of Managing Directors
Wilh. Werhahn KG
Neuss

Dr. Wendelin Wiedeking
Bietigheim-Bissingen

The lists of members of our regional advisory committees North, Northwest, West, East, Central, South and Southwest can be found in the internet under www.commerzbank.com > About us > Group information > Advisory boards.

Glossary

Ad hoc disclosure
A key objective of ad hoc disclosure is to prevent insider trading. Art. 15 of the German Securities Trading Act (*Wertpapierhandelsgesetz* – WpHG) requires issuers whose securities are admitted to official trading or to the Regulated Market to make disclosures on an ad hoc basis. A new fact has to be disclosed if it has occurred within the company's area of activity and is not familiar to the public. In addition, the new fact must affect the issuer's net assets or financial position or its general business progress and must exert a considerable influence on the market price of the listed securities or, in the case of listed bonds, must impair the issuer's ability to meet its obligations.

American Depositary Receipts (ADR)
In order to make trading easier in non-US equities, US banks issue depositary receipts for equities, whose originals are kept as a rule in their country of origin. These may be traded like equities on American stock exchanges, but can be issued in various forms. An ADR may, for instance, securitize merely part of a share.

Asset-backed securities (ABS)
Securities whose interest payment and repayment of principal are covered, or backed, by the underlying pool of claims. As a rule they are issued by a special purpose entity in securitized form.

Assets held for trading purposes
Under this balance-sheet item, securities, promissory notes, foreign exchange, precious metals, loans and lending commitments, and derivative financial instruments which are used for dealing purposes are shown. They appear at their fair value.

Associated company
A company included in the consolidated financial statements neither on a fully or partially consolidated basis, but rather according to the equity method; however, a company which is included in the consolidation has a significant influence on its business and financial policies.

Back-testing
A procedure for monitoring the quality of value-at-risk models. For this purpose, the potential losses projected by the VaR approach are examined over a lengthy period to ascertain whether in retrospect they were not exceeded far more frequently than the applied confidence level would have suggested.

Benchmarks
Reference figures like indices, which are used, for instance, in portfolio management. For one thing, they can determine the direction of an investment strategy by providing the portfolio manager with orientation as regards the composition of portfolios. For another, they serve as a measure of investment performance.

Cash flow hedge
Cash flow hedges are used to insure against the risk of a change in future cash flows, in particular relating to interest payments from a floating rate on-balance-sheet transaction involving a swap. It is measured at fair value.

Cash flow statement
This shows the composition of and changes in a company's cash and cash equivalents during the business year. It is divided up by source into cash flows from operating activities, investing activities and financing activities.

Collateral agreement
An agreement covering the security or collateral to be furnished.

Collateralised Debt Obligations (CDOs)
ABS backed by a portfolio of different securities, especially loans and other securitized debt.

Commercial Mortgage Backed Securities (CMBS)
ABS secured by commercial real estate.

Confidence level
The probability with which a potential loss will not exceed the loss ceiling defined by the value-at-risk.

Corporate governance
Corporate governance establishes guidelines for transparent corporate management and supervision. The recommendations of the German Corporate Governance Code create transparency and strengthen confidence in responsible management; in particular, they serve shareholder protection.

Cost/income ratio
This represents the ratio of operating expenses to income before provisioning, indicating the cost-efficiency of the company or of one of its business units.

Credit default swap (CDS)
A financial instrument used to transfer the credit risk from a reference asset (e.g. a security or credit). For this purpose, the buyer of protection pays the seller of protection a premium and receives a compensation payment if a previously specified credit event occurs.

Credit derivative
A financial instrument whose value depends on an underlying claim, e.g. a loan or security. As a rule, these contracts are concluded on an OTC basis. They are used amongst others in managing risk. The most frequently used credit derivative product is the credit default swap.

Credit-linked note (CLN)
A security whose performance is tied to a credit event. CLNs are frequently part of a securitization transaction or serve to restructure credit risk in order to satisfy specific customer wishes.

Credit VaR
The concept stems from the application of the value-at-risk concept for market risk to the area of credit-risk measurement. In substantive terms, the credit VaR is an estimate of the amount by which the losses arising from credit risk might potentially exceed the expected loss within a single year; for this reason: also unexpected loss. This approach is based on the idea that the expected loss merely represents the long-term median value for loan losses, which may differ (positively or negatively) from the actual loan losses in the current business year.

Deferred taxes
Deferred taxes are future tax burdens or tax reductions resulting from temporary differences and from unused tax losses and tax credits. Such temporary differences include differences in the value of an asset or liability recognized for financial reporting or IFRS accounting purposes and the values recognized for tax purposes (liability method), which balance each other out in later financial years and result in actual tax effects. Deductible temporary differences and unused tax losses and tax credits lead to deferred tax assets, while taxable temporary differences lead to deferred tax liabilities. Deferred tax assets/tax liabilities must be reported separately from actual tax assets/tax liabilities.

Derivatives
Financial instruments whose value depends on the value of another financial instrument. The price of the derivative is determined by the price of an underlying object (security, interest rate, currency, credit). These instruments offer greater possibilities for managing and steering risk.

Due diligence
The term is used to describe the process of intensive examination of the financial and economic situation and planning of a company by external experts (mostly banks, lawyers, auditors). In the run-up to an IPO or a capital increase, due diligence is needed before an offering prospectus can be compiled.

Economic capital
The amount which is sufficient to cover unexpected losses from risk-bearing items with a high degree of certainty (at Commerzbank currently 99.95 %). It is not identical to either equity as shown in the balance sheet or regulatory capital.

Embedded derivatives
Embedded derivatives are components of, and inseparably linked to, an originated financial instrument. These are known as hybrid financial instruments such as reverse convertible bonds (bonds with a right to repayment in the form of equities) and form a single unit in legal and economic terms.

Equity method
A method of accounting for equity investments carried as associated companies in the consolidated financial statements. The company's proportional share of net profit/loss for the year is included in the consolidated income statement as income/loss from investments in associates. The investments are recognized in the balance sheet with the proportional amount of the associated company's equity.

Expected loss
Measure of the potential loss of a loan portfolio which can be expected within a single year on the basis of historical loss data.

Fair value
The price at which financial instruments may be sold or purchased on fair conditions. For measurement purposes, either market prices (e.g. stock-exchange prices) or – if these are unavailable – internal measurement models are used.

Fair value hedge
Used to hedge the fair value of assets or liabilities in the balance sheet. It is usually a fixed-interest balance sheet item (e.g. a claim or a security) which is hedged against market risk by means of a swap. It is measured at fair value.

Financial instruments
These include financial assets, in particular credits or claims, interest-bearing securities, shares and equity investments, as well as financial liabilities such as deposits from banks and customers, bonds issued and derivatives.

Futures
The futures contract is a binding agreement committing both parties to deliver or take delivery of a certain number or amount of an underlying security or asset at a fixed price on an agreed date. Unlike options, futures contracts are very strongly standardized.

Goodwill
In an acquisition the difference between the purchase price and the value of the net assets acquired after disclosure of hidden reserves and unrealized losses.

Hedge accounting
Hedge accounting is the treatment in the accounts of two or more financial instruments involved in a hedging operation to reflect discrepancies between the change in value of the hedging transactions (e.g.

interest rate swaps) and the hedged items (e.g. loans). Hedge accounting is designed to reduce the impact on the income statement of measuring and recognizing changes in the fair value of derivative transactions through profit or loss.

Hedging
A strategy under which transactions are effected with the aim of providing cover against the risk of unfavourable price movements (interest rates, prices, commodities).

Hybrid financial instruments
These are financing instruments which can be flexibly adjusted to a company's needs. In terms of character, they rank somewhere between borrowed funds and equity, making it always possible to find an optimal balance between the wish to take on risks and the restriction of entrepreneurial management. Typical examples of hybrid financial instruments are subordinated loans, dormant equity holdings and profit-sharing certificates.

International Financial Reporting Standards (IFRS) / International Accounting Standards (IAS)
Accounting regulations approved by the International Accounting Standards Board. The objective of financial statements prepared according to IFRS / IAS is to provide investors with information to help them reach a decision with regard to the company's asset and financial position and also its earnings performance, including changes in the course of time. By contrast, financial statements according to HGB (German Commercial Code) are primarily geared to investor protection.

Letter of comfort
Usually, the commitment of a parent company towards third parties (e.g. banks) to ensure orderly business conduct on the part of its subsidiary and the latter's ability to its meet liabilities.

Liabilities from trading activities
Under this balance-sheet item, the derivative instruments and loan commitments held for trading purposes with a negative fair value appear, and also delivery commitments arising from the short-selling of securities. They are measured at fair value.

Mark-to-market
Measurement of items at current market prices, including unrealized profits – without purchase costs being taken into consideration.

Mergers & acquisitions
In banking, M&A represents the advisory service offered to companies involved in such transactions, especially the purchase and sale of companies or parts of them.

Mezzanine
Mezzanine capital or mezzanine financing refers to types of financing which, in their legal and economic form, are a hybrid of equity and debt. Mezzanine capital can be issued in equity-like forms (known as equity mezzanine) such as profit-sharing rights, securitized profit-sharing certificates or silent participations. It is especially suitable for smaller businesses seeking to strengthen their capital base but not wishing to alter their ownership structure.

Netting
The setting-off of items (amounts or risks) which appear on different sides of a balance.

Options
Options are agreements giving one party the unilateral right to buy or sell a previously determined amount of goods or securities at a price established in advance within a defined period of time.

OTC
Abbreviation for "over the counter", which is used to refer to the off-the-floor trading of financial instruments.

Profit-sharing certificate
Securitization of profit-and-loss-sharing rights which are issued by companies of various legal forms and are introduced to official (stock-exchange) trading. Under certain conditions, profit-sharing certificates may be counted as part of banks' liable funds.

Rating
Standardized assessment of the creditworthiness of companies, countries or of debt instruments issued by them, on the basis of standardized qualitative and quantitative criteria. The rating process forms the basis for determining the probability of default, which in turn is used in calculating the capital needed to back the credit risk. Ratings may be worked out by the Bank itself (internal ratings) or by specialized rating agencies such as Standard & Poor's, Fitch and Moody's (external ratings).

Repo transactions
Abbreviation for repurchase agreements; these are combinations of spot purchases or sales of securities and the simultaneous forward sale or repurchase of these securities in an agreement involving the same counterparty. While these agreements are known as repo transactions from the buyer's point of view, from the seller's perspective they constitute reverse repo transactions.

Residential Mortgage Backed Securities (RMBS)
ABS secured by retail residential real estate.

Return on equity
This is calculated by the ratio between a profit amount and the average amount of equity; it indicates the return achieved by the company on the capital which it employs.

Revaluation reserve
In the revaluation reserve, changes in the fair value of securities booked under financial assets and equity investments appear, with no effect on the income statement. The figures shown in the balance sheet are after taking account of deferred taxes.

Securitization
In a securitization, receivables (such as loans, commercial bills or leasing receivables) are pooled and usually transferred to a special-purpose entity or vehicle (SPV). The SPV raises funds by issuing securities backed by these receivables (e.g. ABSs or CLNs). Repayment and the interest payments on the securities are directly linked to the performance of the underlying receivables rather than to that of the issuer.

Shareholder value
The shareholder value concept gives priority to the interests of proprietors or, in the case of listed companies, shareholders. Under this approach, the company's management is committed to increasing the value of the company over the long term and thus to lifting its share price. This contrasts with a "stakeholder policy", which aims to achieve a balance between the interests of shareholders and other groups involved, such as customers, employees, providers of outside funds, banks, etc. One major component of the shareholder value principle is also a shareholder-oriented, transparent information policy, which above all at major listed companies is entrusted to investor relations.

Spread
The difference between prices or interest rates, e.g. the differential between the buying and the selling price of securities, or the premium paid on a market interest rate in the case of weaker creditworthiness.

Standard risk costs
These represent the average expected calculatory risk costs in a given year (expected loss) or the valuation allowances due to the default of customers or counterparties.

Stop-loss limit
This type of limit serves to restrict or prevent losses, such that if the fair value falls below a previously determined level, the trading position in question has to be closed or the asset sold.

STOXX
The STOXX "family" of indices is a system of European benchmark, blue chip and sectoral indices. STOXX Limited itself is a joint venture between Deutsche Börse AG, Dow Jones & Company, SBFBourse de France and the Swiss Stock Exchange.

Stress testing
Stress tests are used in an attempt to model the losses produced by extreme events, as these cannot as a rule be adequately presented by VaR models. Generally, VaR risk ratios are based on a "normal" market environment, rather than on very rare extreme situations which cannot, as a result, be represented statistically – such as the 1987 stock-market crash or the 1997/98 Asian crisis. Stress tests therefore represent a rational complement to VaR analyses, and also one that is required by regulators.

Subsidiary
Company controlled by its parent and fully consolidated. If it is of minor significance, it is not included in the consolidation. In this case, the company appears at its fair value or, if this cannot be reliably established, at amortized cost.

Subprime
Refers in contrast to prime, to the segment of borrowers with low credit standing. Presently the term subprime is mostly used in order to describe the segment of the US retail residential mortgage market consisting of borrowers with low credit standing.

Sustainability
Sustainability describes business management on a long-term basis which is compatible with acceptable living conditions now and in the future. Its guiding objectives are responsibility for the environment and balanced social relations.

Swaps
Financial instruments in which the swapping of payment flows (interest and/or currency amounts) is agreed over a fixed period. Through interest-rate swaps, interest-payment flows are exchanged (e.g. fixed for floating rate). Currency swaps offer the additional opportunity to eliminate the exchange-rate risk by swapping amounts of capital.

Value-at-risk model (VaR)
VaR refers to a method of quantifying risk. VaR is only informative if the holding period (e.g. 1 day) and the confidence level (e.g. 97.5 %) are specified. The VaR figure then indicates the loss ceiling which will not be exceeded within the holding period with a probability corresponding to the confidence level.

Volatility
The term volatility is used to characterize the price fluctuation of a security or currency. Frequently, this is calculated from the price history or implicitly from a price-fixing formula in the form of the standard deviation. The greater the volatility, the riskier it is to hold the investment.

Published by
Commerzbank AG
Head Office
Kaiserplatz
Frankfurt am Main
www.commerzbank.com

This annual report is also available in German.
Both versions have been put online.

ISSN 0414-0443 | VKI 02041

Concept and Design
wirDesign Berlin Braunschweig

Photographs
ddp images / Thomas Lohnes (page 10)
Markus Goetzke (page 15)
hiepler, brunier, fotografie (page 9)
Norbert Hüttermann (pages 2, 5, 6, 14)
Claudia Kempf (Cover, pages 17, 24 / 25, 26,
62, 84, 94, 104, 114, 122)
MetaDesign (C3)

Printing and Processing
Kunst- und Werbedruck, Bad Oeynhausen




printed carbon neutral
www.natureOffice.com / DE-149-322799

Five-year overview

Income statement (€ m)	2009	2008[1]	2007	2006	2005
Net interest income	7,189	4,729	4,007	3,937	3,167
Provision for possible loan losses	−4,214	−1,855	−479	−878	−521
Net commission income	3,722	2,846	3,150	2,927	2,415
Trading result	−358	−454	879	1,111	685
Net investment income	417	−665	126	770	647
Other result	−22	−27	196	−14	26
Operating expenses	9,004	4,956	5,366	5,204	4,662
Operating profit	−2,270	−382	2,513	2,649	1,757
Impairments of goodwill and brand names	768	–	–	–	–
Restructuring expenses	1,621	25	8	253	37
Pre-tax result	−4,659	−407	2,505	2,396	1,720
Taxes on income	−26	−466	580	595	427
Profit/loss attributable to minority interests	96	−59	−8	−197	−106
Consolidated result[2]	−4,537	0	1,917	1,604	1,187

Key figures					
Earnings per share (€)	−4.40	0.00	2.92	2.44	1.97
Dividend total (€ m)	–	–	657	493	328
Dividend per share (€)	–	–	1.00	0.75	0.50
Operating return on equity (%)	−7.6	−2.6	18.7	21.8	17.2
Return on equity of consolidated result[2, 3] (%)	−15.6	0.0	15.4	14.2	12.8
Operating cost/income ratio (%)	82.2	77.1	64.2	59.6	67.2

Balance sheet (€ bn)	31.12.2009	31.12.2008[1]	31.12.2007	31.12.2006	31.12.2005
Balance-sheet total	844.1	625.2	616.5	608.3	444.9
Total lending	368.4	313.7	316.6	316.4	164.6
Liabilities	576.6	464.5	490.0	495.8	329.7
Equity	26.6	19.8	16.1	15.3	13.5

Capital ratios (%)					
Core capital ratio	10.5	10.1	6.9	6.7	8.0
Own funds ratio	14.8	13.9	10.8	11.1	12.5

Long/short-term rating					
Moody's Investors Service, New York	Aa3/P-1	Aa3/P-1	Aa3/P-1	A2/P-1	A2/P-1
Standard & Poor's, New York	A/A-1	A/A-1	A/A-1	A-/A-2	A-/A-2
Fitch Ratings, London	A+/F1+	A/F1	A/F1	A/F1	A-/F2

[1] After counterparty default adjustments, see note 2.
[2] Insofar as attributable to Commerzbank shareholders.
[3] The capital base comprises the average Group capital attributable to Commerzbank shareholders without the average revaluation reserve and the cash flow hedge reserve and less the current consolidated result.

2010/2011 Financial calendar

May 6, 2010	Interim Report Q1 2010
May 19, 2010	Annual General Meeting
August 5, 2010	Interim Report Q2 2010
November 5, 2010	Interim Report Q3 2010
February 23, 2011	Annual Results Press Conference
End-March 2011	Annual Report 2010
May 18, 2011	Annual General Meeting

Commerzbank AG
Head Office
Kaiserplatz
Frankfurt am Main
www.commerzbank.com

Postal address
60261 Frankfurt am Main
Tel. +49 (0) 69 / 136-20
info@commerzbank.com

Investor Relations
Tel. +49 (0) 69 / 136-2 22 55
Fax +49 (0) 69 / 136-2 94 92
ir@commerzbank.com

Commerzbank worldwide

● Operative foreign branches	25
● Representatives	33
● Group companies and major foreign holdings	9
Domestic branches in private customer business	1,537
Worldwide staff	62,671
International staff	16,193
Domestic staff	46,478

As of 31.12.2009

Novosibirsk
Almaty
Tashkent
New York
Baku
Ashgabat
Beijing
Tianjin
Seoul
Tokyo
Tehran
Beirut
Tripoli
Cairo
Shanghai
Taipei
Dubai
Hong Kong
Mumbai
Bangkok
Caracas
Panama City
Lagos
Addis Ababa
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
São Paulo
Johannesburg
Santiago de Chile
Buenos Aires
Melbourne


Riga
Moscow
Dublin
Minsk
London
Amsterdam
Warsaw
Brussels
Hradec Králové
Kiev
Prague
Luxembourg
Ostrava
Brno
Paris
Plzeň
Košice
Vienna
Bratislava
Budapest
Milan
Zagreb
Bucharest
Belgrade
Barcelona
Madrid
Istanbul